Exhibit 99.1
[THE E. W. SCRIPPS COMPANY]

, 2008

Dear E. W. Scripps Company Shareholder:

We are pleased to inform you that on [          , 2008], the Board of Directors of The E. W. Scripps Company approved the spin-off of Scripps Networks Interactive, Inc., a wholly-owned subsidiary of The E. W. Scripps Company. Following the spin-off, Scripps Networks Interactive, Inc.’s assets and businesses will consist largely of those that The E. W. Scripps Company attributes to its existing networks and interactive media businesses and that are reported as its networks and interactive media business segments in its financial statements.

The spin-off of Scripps Networks Interactive, Inc. will occur on [          , 2008], by way of a pro rata distribution of 100 percent of the shares of Scripps Networks Interactive, Inc. by The E. W. Scripps Company to The E. W. Scripps Company’s shareholders. In the distribution, each of The E. W. Scripps Company shareholders will receive one Class A Common Share of Scripps Networks Interactive, Inc. for each Class A Common Share of The E. W. Scripps Company and one Common Voting Share of Scripps Networks Interactive, Inc. for each Common Voting Share of The E. W. Scripps Company, each as held at 5:00 p.m., New York City time, on [          , 2008], which is the record date of the spin-off. [The dividend of the Class A Common Shares will be paid in book-entry form, and physical share certificates therefore will be issued only upon request.] The dividend of the Common Voting Shares will be paid in certificate form, with physical share certificates issued to the holders of Common Voting Shares of The E. W. Scripps Company as of the record date of the spin-off. If you own your shares through a broker, your brokerage account will be credited with the new shares of Scripps Networks Interactive. If you have an account with E. W. Scripps’ transfer agent, the new shares of Scripps Networks Interactive will be credited to your account at Bank of New York Mellon. The number of Class A Common Shares or Common Voting Shares of The E. W. Scripps Company that you currently own will not change as a result of the distribution.

Based on a letter ruling we received from the U.S. Internal Revenue Service, your receipt of Scripps Networks Interactive, Inc. shares in the spin-off will be tax-free for U.S. federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

Following the spin-off, you will own shares in both The E. W. Scripps Company and Scripps Networks Interactive, Inc. The E. W. Scripps Company Class A Common Shares will continue to trade on the New York Stock Exchange under the symbol “SSP.” We intend to apply to have Scripps Networks Interactive, Inc. Class A Common Shares authorized for listing on the New York Stock Exchange under the symbol “SNI.”

We believe the spin-off, which will create two distinct companies with separate ownership and management, will enhance value for The E. W. Scripps Company shareholders.

Approval of the spin-off by the vote of holders of our Class A Common Shares is not required. Approval of the spin-off by the vote of holders of our Common Voting Shares is expected at our annual meeting of shareholders scheduled for [          , 2008]. You are not required to take any affirmative action to receive your Scripps Networks Interactive, Inc. shares.

Because this strategic separation will result in the value of our networks and interactive media businesses being transferred to Scripps Networks Interactive, Inc., the value of the shares of The E. W. Scripps Company will decrease upon completion of the separation.

The enclosed information statement, which is being mailed to all of The E. W. Scripps Company shareholders, describes the spin-off in detail and contains important information about Scripps Networks Interactive, Inc., including its financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of The E. W. Scripps Company, and we look forward to your support of Scripps Networks Interactive, Inc. in the future. We remain committed to working on your behalf to build long-term shareholder value.

Sincerely,

William R. Burleigh
Chairman of the Board
Kenneth W. Lowe
President and Chief Executive Officer

Preliminary Information Statement
Subject to Completion Dated [          ], 2008

[Scripps Networks Interactive, Inc. logo]

Information Statement

Distribution of

Class A Common Shares and Common Voting Shares of

SCRIPPS NETWORKS INTERACTIVE, INC.
by

THE E. W. SCRIPPS COMPANY

Class A Common Shares
(par value $.01 per share)

Common Voting Shares
(par value $.01 per share)

This information statement is being furnished in connection with the distribution to holders of Class A Common Shares and Common Voting Shares of The E. W. Scripps Company (“E. W. Scripps”) of all of the outstanding Class A Common Shares and Common Voting Shares of Scripps Networks Interactive, Inc. (“Scripps Networks Interactive”).

Scripps Networks Interactive is currently a wholly-owned subsidiary of E. W. Scripps. Following the distribution, the assets and businesses of Scripps Networks Interactive will consist largely of those that E. W. Scripps attributes to its existing networks and interactive media businesses and that are reported in its financial statements as its networks and interactive media business segments.

Shares of Scripps Networks Interactive will be distributed, subject to certain customary conditions, to the shareholders of record of E. W. Scripps as of the close of business of the New York Stock Exchange on [          , 2008], which will be the record date for the spin-off. These shareholders will receive one Class A Common Share of Scripps Networks Interactive for each Class A Common Share of E. W. Scripps and one Common Voting Share of Scripps Networks Interactive for each Common Voting Share of E. W. Scripps, each as held on the record date. The dividend of the Scripps Networks Interactive Class A Common Shares will be made in book-entry form, and physical certificates therefore will be issued only upon request. The dividend of the Common Voting Shares will be made in certificate form, with physical share certificates issued to the holders of Common Voting Shares of The E. W. Scripps Company as of the record date of the spin-off. The spin-off will be effective at 12:01 a.m., New York City time on [          , 2008], the distribution date.

You are not required to take any further action in connection with the spin-off. We are not asking you for a proxy, and you should not send us a proxy. You will not be required to pay for the shares of Scripps Networks Interactive you are to receive in the spin-off or to surrender or exchange shares of E. W. Scripps in order to receive your shares of Scripps Networks Interactive.

There is no current trading market for the Scripps Networks Interactive shares. We expect that a limited market, commonly known as a “when-issued” trading market, for Scripps Networks Interactive Class A Common Shares will develop on or shortly before the record date for the spin-off and continue through the distribution date, and we expect that “regular-way” trading of Scripps Networks Interactive Class A Common Shares will begin on the first trading day after the distribution date. We intend to apply to have the Scripps Networks Interactive Class A Common Shares authorized for listing on the New York Stock Exchange under the symbol “SNI.” Scripps Networks Interactive Common Voting Shares will not be listed on any exchange, and we do not expect a trading market to develop in those shares.

References in this information statement to (1) “E. W. Scripps” refers to The E. W. Scripps Company and its direct and indirect subsidiaries, and (2) the “Company,” “Scripps Networks Interactive,” “we,” “us” or “our” refer to Scripps Networks Interactive, Inc. and its direct and indirect subsidiaries. The transaction in which Scripps Networks Interactive will be separated from E. W. Scripps and become a separately-traded public company is referred to in this information statement as the “spin-off” or the “separation.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page [  ].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [          , 2008].

This information statement was first mailed to E. W. Scripps shareholders on or about [          , 2008]

This information statement is being furnished solely to provide information to The E. W. Scripps Company shareholders who will receive Class A Common Shares and Common Voting Shares of Scripps Networks Interactive, Inc. in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Scripps Networks Interactive, Inc. or any securities of The E. W. Scripps Company. This information statement describes the business of Scripps Networks Interactive, Inc., the relationship between Scripps Networks Interactive, Inc. and The E. W. Scripps Company, how the spin-off affects The E. W. Scripps Company and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the shares that you will receive in the spin-off. You should be aware of certain risks relating to the spin-off, the business of Scripps Networks Interactive, Inc. and ownership of your shares. These risks are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date. Neither Scripps Networks Interactive nor E. W. Scripps undertakes any obligation to update the information in this information statement, except in the normal course of their respective public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT SCRIPPS NETWORKS INTERACTIVE AND THE SPIN-OFF

Q:	What is the spin-off?

A:	The spin-off is the overall transaction of separating Scripps Networks Interactive from E. W. Scripps, which will be accomplished through a series of transactions that will result in Scripps Networks Interactive owning the assets and liabilities of the existing networks and interactive media business segments operated by E. W. Scripps and separately reported as such in its financial statements. If you are a holder of shares of E. W. Scripps on the record date for the distribution of shares of Scripps Networks Interactive, you will be entitled to receive one Class A Common Share of Scripps Networks Interactive for each Class A Common Share of E. W. Scripps that you hold on the record date and one Common Voting Share of Scripps Networks Interactive for each Common Voting Share of E. W. Scripps that you hold on the record date. No action on your part is required for you to participate in the distribution. You do not have to surrender or exchange your shares of E. W. Scripps or pay cash or any other consideration to receive the Scripps Networks Interactive shares. The number of shares of E. W. Scripps that you currently own will not change as a result of the distribution. This information statement describes the business of Scripps Networks Interactive, the relationship of Scripps Networks Interactive with E. W. Scripps and how this transaction affects E. W. Scripps and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Scripps Networks Interactive shares that you will receive in the distribution.

Q:	What is Scripps Networks Interactive, Inc.?

A:	Scripps Networks Interactive is currently an existing wholly-owned indirect subsidiary of E. W. Scripps and is incorporated in the State of Ohio. Following the spin-off, Scripps Networks Interactive will be an independent publicly-traded company.

Q:	Why is E. W. Scripps separating its national television networks and interactive media businesses from its newspaper publishing, broadcast television and licensing and syndication businesses?

A:	The E. W. Scripps Board of Directors has authorized the separation of Scripps Networks Interactive into its own publicly traded company because it believes the separation will be beneficial to E. W. Scripps and its shareholders. The separation will create two publicly traded companies: one focused on creating national lifestyle media brands and the other on building market-leading local media franchises. This will allow each company to have a sharpened strategic focus to foster continued growth, solid operating performance and a clear strategic vision of how best to build upon its competitive strengths and allocate its financial resources. The market price of Scripps Networks Interactive common shares and E. W. Scripps common shares is expected to more closely reflect the true enterprise value of the companies than the market price of E. W. Scripps common shares currently does. As a result, we believe the separation will better align management’s strategies with shareholder interests and improve each company’s performance.

For a further explanation of the reasons for the spin-off and more information about the business of Scripps Networks Interactive, see “The Separation — Reasons for the Separation” and “Business” herein.

Q:	Why is the separation of the two companies structured as a spin-off?

A:	The E. W. Scripps Board of Directors believes that a tax-free spin-off of shares of Scripps Networks Interactive is a cost-effective and tax efficient way to separate the business segments to accomplish the business purposes underlying the spin-off, including creation of long-term value for the E. W. Scripps shareholders. The equity capital and governance structure of Scripps Networks Interactive is designed to be substantially similar to that of E. W. Scripps.

Q:	What is the record date for the distribution?

A:	The record date is [ , 2008], and ownership will be determined as of the close of business of the New York Stock Exchange on that date. References to the “record date” in this information statement mean that time and date.

Q:	When will the distribution occur?

A:	Shares will be distributed on [ , 2008], which is sometimes referred to in this information statement as the “distribution date.”

Q:	Can E. W. Scripps decide to cancel the distribution of the Scripps Networks Interactive shares even if all of the conditions have been met?

A:	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Separation — Conditions to the Distribution” herein. E. W. Scripps has the right to terminate the distribution of the shares, even if all of these conditions are met, if at any time the E. W. Scripps Board of Directors determines, in its sole discretion, that the business purposes for the spin-off may not be realized or that E. W. Scripps is otherwise better served by keeping the business segments combined in one company, thereby making the distribution not in the best interest of E. W. Scripps and its shareholders, or that market conditions are such that it is not advisable to spin-off the networks and interactive media business segments.

Q:	What will happen to the listing of the Class A Common Shares of E. W. Scripps?

A:	The Class A Common Shares of E. W. Scripps will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “SSP.”

Q:	What will I receive in the spin-off?

A:	In the spin-off, you will receive one Class A Common Share of Scripps Networks Interactive for each Class A Common Share of E. W. Scripps that you own as of the record date for the spin-off and one Common Voting Share of Scripps Networks Interactive for each Common Voting Share of E. W. Scripps that you own as of the record date for the spin-off. Immediately after the spin-off, you will still own your shares of E. W. Scripps.

After the spin-off, the certificates and book-entry interests representing E. W. Scripps shares will represent such shareholders’ interests in the businesses remaining with E. W. Scripps following the spin-off. After the spin-off, the certificates and book-entry interests representing Scripps Networks Interactive shares that shareholders receive in the spin-off will represent their interest in the networks and interactive media business segments formerly operated by E. W. Scripps.

If you own E. W. Scripps Class A Common Shares as of the close of business on the record date, E. W. Scripps, with the assistance of Bank of New York Mellon, the distribution agent, will electronically issue Class A Common Shares of Scripps Networks Interactive to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Scripps Networks Interactive will not issue paper share certificates for your Class A Common Shares unless you request it to. If you own E. W. Scripps Common Voting Shares as of the close of business on the record date, E. W. Scripps, with the assistance of the distribution agent, will issue paper share certificates to you for your Common Voting Shares of Scripps Networks Interactive. If you are a registered shareholder (meaning you own your shares directly through an account with E. W. Scripps’ transfer agent), the distribution agent will mail you a book-entry account statement that reflects the number of Scripps Networks Interactive shares you own. If you own your E. W. Scripps shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the Scripps Networks Interactive shares.

Following the distribution, if your shares are held at the transfer agent, you may request that your shares of either E. W. Scripps or Scripps Networks Interactive be transferred to a brokerage or other account at any time. You should consult your broker if you wish to transfer your shares.

Q:	What do I need to do now?

A:	You do not need to take any action, although we urge you to read this information statement carefully. The approval of the holders of the Class A Common Shares of E. W. Scripps is not required or sought to effect the spin-off. Thus E. W. Scripps is not seeking a proxy from the holders of any Class A Common Shares and the holders of any Class A Common Shares are not being asked to send us a proxy. The holders of the Common Voting Shares of E. W. Scripps are expected to approve the spin-off at the annual meeting to be held on [ , 2008]. See “Shareholder Vote and Dissenters’ Rights” herein.

Q:	Will I have to pay anything or surrender any shares?

A:	You will not be required to pay anything for the Scripps Networks Interactive shares distributed in the spin-off or to surrender any shares of E. W. Scripps. You should not return your E. W. Scripps share certificates to the Company. You will automatically receive your shares of Scripps Networks Interactive when and if the spin-off is consummated.

Q:	Will any anti-takeover protections exist following the distribution?

A:	Following the distribution, The Edward W. Scripps Trust will hold approximately 88 percent of our Common Voting Shares. Given the concentration of ownership of our Common Voting Shares in the Trust, no potential merger, takeover or other change of control transaction will occur without the approval of the Trust. See “Risk Factors — Risks Relating to Our Class A Common Shares” and “The Separation — Matters Related to The Edward W. Scripps Trust”. Certain provisions of our articles of incorporation and certain provisions of the inter-company agreements that will be entered into between E. W. Scripps and Scripps Networks Interactive in connection with the distribution could discourage potential acquisition proposals. See “Our Relationship with E. W. Scripps Following the Spin-Off” and “Description of Our Capital Stock.”

Q:	What are the U.S. Federal Income Tax consequences of the spin-off to E. W. Scripps shareholders?

A:	Based on the private letter ruling that E. W. Scripps has received from the Internal Revenue Service, you will not recognize gain or loss on the receipt of shares of Scripps Networks Interactive in the spin-off. You will allocate your tax basis in your E. W. Scripps shares between E. W. Scripps and Scripps Networks Interactive shares in proportion to the relative fair market values of such shares at the time of the spin-off. See “The Separation — Certain U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased E. W. Scripps shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Q:	What if I want to sell my shares of E. W. Scripps or Scripps Networks Interactive?

A:	You should consult with your own financial advisor, such as your stockbroker, bank or tax advisor. Neither E. W. Scripps nor Scripps Networks Interactive makes any recommendation on the purchase, retention or sale of shares of E. W. Scripps or those of Scripps Networks Interactive to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell some or all of your E. W. Scripps shares, your Scripps Networks Interactive shares after the distribution, or both.

Q:	Where will I be able to trade Class A Common Shares of Scripps Networks Interactive?

A:	There is not currently a public market for the Class A Common Shares of Scripps Networks Interactive. We intend to apply to have our Class A Common Shares authorized for listing on the NYSE under the symbol “SNI”. Trading in Scripps Networks Interactive Class A Common Shares is expected to begin on a “when-issued” basis on or shortly before the record date and “regular-way” trading in such shares is expected to begin on the first trading day following the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell your Scripps Networks Interactive Class A Common Shares after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading in respect of Scripps Networks Interactive Class A Common Shares will end and “regular-way” trading will begin. We cannot estimate trading prices, either before or after the distribution date, for Scripps Networks Interactive Class A Common Shares.

Q:	What will be the relationship between E. W. Scripps and Scripps Networks Interactive following the separation?

A:	The separation will establish Scripps Networks Interactive and E. W. Scripps as separate public companies. Both companies will, however, continue to benefit from certain commercial arrangements between them. For a period after the transaction, transition service agreements will be in place to provide certain services between the two companies. Other agreements will be in place to provide for the allocation between us and E. W. Scripps of E. W. Scripps’ assets, liabilities and obligations attributable to periods prior to our separation from E. W. Scripps and will cover such matters as employee benefits, intellectual property and tax-related assets and liabilities.

Each company will have a separate board of directors. The majority of directors of Scripps Networks Interactive will not be directors of E. W. Scripps, although it is currently expected that three directors of Scripps Networks Interactive will also be members of the E. W. Scripps Board of Directors.

Q:	Will the distribution of Scripps Networks Interactive Class A Common Shares affect the market price of my E. W. Scripps Class A Common Shares?

A:	Yes. As a result of the distribution, we expect the trading price of E. W. Scripps Class A Common Shares immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the networks and interactive media businesses. Furthermore, until the market has fully analyzed the value of E. W. Scripps without those businesses, the price of E. W. Scripps shares may experience volatility. There can be no assurance that the combined trading prices of E. W. Scripps Class A Common Shares and Scripps Networks Interactive Class A Common Shares after the distribution will not be less than the trading price of shares of E. W. Scripps Class A Common Shares before the distribution.

Q:	Who will be the distribution agent, transfer agent and registrar for shares of Scripps Networks Interactive?

A:	The Bank of New York Mellon Shareholder Services P.O. Box 11258 Church Street Station New York, New York 10286 Toll-Free Shareholder Services Line: (800) 524-4458

Q:	Where can I get more information?

A:	Before the distribution, if you have any questions, you should contact:

E. W. Scripps Investor Relations [ ] [ ] Telephone: [ ]

After the distribution, if you have any questions relating to your Scripps Networks Interactive shares, you should contact:

Scripps Networks Interactive Investor Relations [ ] [ ] Telephone: [ ]

SUMMARY

This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the networks and interactive media business segments and the spin-off, you should read this summary together with the more detailed information and the financial statements appearing elsewhere in this information statement. You should read this entire information statement carefully, including the “Risk Factors” and “Forward-Looking Statements” sections.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the networks and interactive media businesses of E. W. Scripps, which consist of the assets and liabilities involved in managing and operating such businesses, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution.

References in this information statement to (1) the “Company,” “Scripps Networks Interactive,” “we,” “us” or “our” refer to Scripps Networks Interactive, Inc. and its direct and indirect subsidiaries, and (2) “E. W. Scripps” refers to The E. W. Scripps Company and its direct and indirect subsidiaries. The transaction in which Scripps Networks Interactive will be separated from E. W. Scripps and become a separately-traded public company is referred to in this information statement from time to time as the “spin-off” or the “separation.”

Our Business

Scripps Networks Interactive is a leading lifestyle content and Internet search company with respected, high-profile television and interactive brands. Our national television networks and interactive services engage audiences and efficiently serve advertisers by delivering entertaining and highly useful content that focuses on specifically defined topics of interest.

We manage our operations through two reportable operating segments: (i) Lifestyle Media (formerly Scripps Networks), which includes HGTV, Food Network, DIY Network (“DIY”), Fine Living, Great American Country (“GAC”), a minority interest in Fox-BRV Southern Sports Holdings LLC, and Internet-based businesses, including RecipeZaar.com, HGTVPro.com and FrontDoor.com, that are associated with the aforementioned television brands; and (ii) Interactive Services (formerly Interactive Media), which includes online comparison shopping and consumer information services; Shopzilla, BizRate, uSwitch and UpMyStreet.

Our Lifestyle Media segment derives revenue principally from advertising sales, affiliate fees and ancillary sales, including the sale and licensing of consumer products. Revenues from the Interactive Services segment are generated primarily from referral fees and commissions paid by merchants and service providers for online leads generated by our comparison shopping Web sites. Revenues from the Lifestyle Media segment accounted for 83 percent, 80 percent and 90 percent of our combined revenues for 2007, 2006 and 2005, respectively, and revenues from the Interactive Services segment accounted for 17 percent, 20 percent and 10 percent for those periods, respectively.

Scripps Networks Interactive engages audiences that are highly desirable to advertisers with entertaining and informative lifestyle content that is produced for television, the Internet and any other media platforms consumers choose. We intend to expand and enhance our Lifestyle Media brands through the creation of popular new programming and content, the use of new distribution platforms, such as high definition television channels, mobile phones and video-on-demand, and the licensing and sale of branded consumer products. We are particularly focused on the internal development and acquisition of interactive, digital media brands that are related to the lifestyle content categories popularized by our television networks and associated Internet enterprises. At our Interactive Services businesses, we aggregate large audiences on the Internet by organizing searchable and highly useful consumer information. We intend to enhance our Interactive Services businesses by improving the overall search capabilities of our Web sites, diversifying sources of revenue, increasing the volume of user-generated consumer information and developing new international and domestic markets.

Scripps Networks Interactive was organized as an Ohio corporation in 2007 and our principal offices are located at 312 Walnut Street, Suite XX, Cincinnati, Ohio, 45202, and our telephone number is (513) XXX-XXXX. Our Web site address is www.scrippsnetworksinteractive.com.

We describe in this information statement the Lifestyle Media and Interactive Services operations to be distributed to us by E. W. Scripps in connection with the spin-off as if it were our business for all historical periods described. However, we are a newly-formed entity that will not independently conduct any operations before the spin-off. References in this document to our historical assets, liabilities, products, employees or activities generally refer to the historical assets, liabilities, products, employees or activities of the contributed businesses as they were conducted as part of E. W. Scripps before the spin-off. Our historical financial results as part of E. W. Scripps contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Overview of the Separation

On October 16, 2007, E. W. Scripps announced that its Board of Directors had preliminarily approved a plan to separate E. W. Scripps into two independent, publicly traded companies — one for the national television networks and interactive media businesses and the other for E. W. Scripps’ newspaper publishing, broadcast television and syndication and licensing businesses.

On          , 2008, the Board of Directors of E. W. Scripps approved the distribution of all of the common shares of Scripps Networks Interactive, a wholly-owned subsidiary of E. W. Scripps that holds directly or indirectly the assets and liabilities associated with the national television networks and interactive services businesses. Following the distribution, E. W. Scripps shareholders will own 100 percent of the common shares of Scripps Networks Interactive.

Before our separation from E. W. Scripps, we will enter into a Separation and Distribution Agreement and several other agreements with E. W. Scripps to effect the separation and distribution. These agreements will govern the relationships between Scripps Networks Interactive and E. W. Scripps subsequent to the completion of the separation plan and will provide for the allocation between us and E. W. Scripps of E. W. Scripps’ assets, liabilities and obligations attributable to periods prior to our separation from E. W. Scripps.

The E. W. Scripps Board of Directors believes that separating the Scripps Networks Interactive business from the E. W. Scripps business is in the best interests of E. W. Scripps and its shareholders and has concluded that the separation will provide each separated company with certain opportunities and benefits. The management of each separated company will be able to focus on its respective businesses and pursue its specific growth and development agendas, design and implement corporate policies and strategies that are based primarily on the business characteristics of each company, and concentrate financial resources wholly on its own operations. The creation of separate equity securities for each of the businesses will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business.

The E. W. Scripps Board of Directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company and possible increased costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation — Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

The distribution of our common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled “The Separation — Conditions to the Distribution” included elsewhere in this information statement.

The Spin-Off

The following is a summary of the material terms of the spin-off and related transactions. Please see “The Separation” for a more detailed description of the matters described below.

Distributing company	The E. W. Scripps Company

Distributed company	Scripps Networks Interactive, Inc.

Distribution ratio	Each holder of E. W. Scripps Class A Common Shares will receive one Class A Common Share of Scripps Networks Interactive for each

Class A Common Share of E. W. Scripps, and each holder of E. W. Scripps Common Voting Shares will receive one Common Voting Share of Scripps Networks Interactive for each Common Voting Share of E. W. Scripps, in each case as held on , 2008, the record date for the distribution.

Securities to be distributed	Class A Common Shares and Common Voting Shares of Scripps Networks Interactive, which will constitute all of the outstanding shares of Scripps Networks Interactive immediately after the spin-off and of which none will be owned by E. W. Scripps. Based on the approximately Class A Common Shares and approximately Common Voting Shares of E. W. Scripps outstanding on , 2008, and applying the one-for-one distribution ratio described above, approximately Class A Common Shares and Common Voting Shares of Scripps Networks Interactive will be distributed to E. W. Scripps shareholders as of the record date.

Record date	The record date for the distribution is [ , 2008]. In order to be entitled to receive shares of Scripps Networks Interactive in the spin-off, you must be a holder of shares of E. W. Scripps as of the close of business of the New York Stock Exchange on the record date.

Distribution date	The distribution date will be [ , 2008].

Distribution method	Scripps Networks Interactive Class A Common Shares will be issued only in book entry form. Paper stock certificates for such shares will be issued only upon request. Scripps Networks Interactive Common Voting Shares will be issued in the form of paper stock certificates.

Relationship between Scripps Networks and E. W. Scripps following the spin-off	After the spin-off, neither E. W. Scripps nor Scripps Networks Interactive will have any ownership interest in the other, and each of E. W. Scripps and Scripps Networks Interactive will be an independent public company. Two of the initial directors of Scripps Networks Interactive are expected to be directors of E. W. Scripps. These directors are the trustees of The Edward W. Scripps Trust. If the Trust fills the seat of a recently retired trustee, that person is expected to be a director of both companies. In connection with the spin-off, we are entering into a number of agreements with E. W. Scripps that will govern various relationships between us and E. W. Scripps following the distribution date. These agreements are expected principally to cover the provision of certain interim transitional services, allocation of certain tax benefits and liabilities and employee liabilities arising from periods prior to the spin-off, and perpetual licenses permitting us to use certain trademarks, trade names and software owned by E. W. Scripps. See “Our Relationship with E. W. Scripps Following the Spin-Off” herein. In addition, both Scripps Networks Interactive and E. W. Scripps will be under the control of The Edward W. Scripps Trust. See “Risk Factors — Common Voting Shares are principally held by The Edward W. Scripps Trust” herein.

Directors of Scripps Networks Interactive	Following the spin-off, we expect to have an initial board of directors (the “Board”) consisting of [ten] members. After the initial term, directors will be elected each year at an annual meeting of shareholders. See “Management — Board of Directors.”

Description of indebtedness	Upon the closing of the spin-off, we expect to have approximately $375 million outstanding under a $550 million 5-year unsecured revolving credit facility.

Tax considerations	Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, no gain or loss will be recognized by a shareholder, and no amount will be included in the income of a shareholder, upon the receipt of our common shares pursuant to the distribution.

Conditions to the distribution	The distribution is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by E. W. Scripps of the following conditions, among other conditions described in this information statement:

• the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, with no stop order relating to the registration statement being in effect;

• our Class A Common Shares shall have been accepted for listing on the NYSE, on official notice of issuance;

• E. W. Scripps shall have received a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and such ruling shall be in form and substance satisfactory to E. W. Scripps;

• E. W. Scripps shall have received an opinion of Baker & Hostetler LLP substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and such opinion shall be in form and substance satisfactory to E. W. Scripps;

• no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation, distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect; and

• no other events or developments shall have occurred that, in the judgment of the E. W. Scripps Board of Directors, would result in the distribution having a material adverse effect on E. W. Scripps or its shareholders.

The fulfillment of the foregoing conditions does not create any obligation on the part of E. W. Scripps to effect the distribution, and the E. W. Scripps Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Stock exchange listing	We intend to file an application to list our Class A Common Shares on the NYSE under the ticker symbol “SNI.”

Dividend policy	We expect that following the spin-off we will adopt a policy of paying, subject to legally available funds, a quarterly dividend of [$ ] per Class A Common Share and [$ ] per Common Voting Share. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors deemed relevant by our board of directors.

Voting rights and controlling interests	We will have two classes of shares: Common Voting Shares and Class A Common Shares. Holders of Class A Common Shares will be entitled to elect one-third of the board of directors, but will not be permitted to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares will be entitled to elect the remainder of the board and to vote on all other matters. The Edward W. Scripps Trust will hold approximately 88 percent of our Common Voting Shares. As a result, the Trust will be able to elect two-thirds of the board of directors and to direct the outcome of any matter that does not require a vote of the Class A Common Shares. Given the concentration of ownership of the Common Voting Shares in The Edward W. Scripps Trust, no potential merger, takeover or other change of control transaction will occur without its approval.

Shareholder approval	Although it is not clear under Ohio law that holders of E. W. Scripps Common Voting Shares must approve the spin-off, E. W. Scripps has decided nonetheless to submit the spin-off and related transactions for their approval. Ohio law does not require the approval of the holders of E. W. Scripps Class A Common Shares. The Edward W. Scripps Trust, which holds approximately 88 percent of our Common Voting Shares, intends to vote its shares in favor of the spin-off and related transactions at the E. W. Scripps annual meeting to be held on , 2008.

Dissenters’ rights	Although Ohio law is not clear on the matter of dissenters’ rights in connection with the spin-off, E. W. Scripps has decided to permit holders of E. W. Scripps Class A Common Shares, as well as holders of E. W. Scripps Common Voting Shares who do not vote in favor of the spin-off, to assert dissenters’ rights under Ohio law, subject to the right of E. W. Scripps to object to any such exercise and to oppose in an appropriate forum the availability of such rights under Ohio law. Instructions for perfecting any dissenters’ rights you may have may be found in this information statement at “Shareholder Vote and Dissenters’ Rights”.

Risk factors	Our business is subject to both general and specific risks and uncertainties relating to our business, our relationship with E. W. Scripps and our being a separately publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully the section entitled “Risk Factors” included elsewhere in this Information Statement.

Corporate Information and Structure

Scripps Networks Interactive is an Ohio corporation and an existing indirect, wholly-owned subsidiary of E. W. Scripps. Scripps Networks Interactive’s principal executive office is located at 312 Walnut Street, Suite [          ], Cincinnati, Ohio 45202, and its telephone number is (513) 977-3000. After the spin-off, Scripps Networks Interactive’s principal executive office will be located at 312 Walnut Street, Suite [          ], Cincinnati, Ohio 45202 and its telephone number will be (513) [          ].

Summary Combined Financial Data

Summary Historical and Pro Forma Combined Financial Data

The following table presents summary historical and pro forma financial data. The combined statement of operations data for each of the years in the three-year period ended December 31, 2007 and the summary combined balance sheet data as of December 31, 2007 and 2006 have been derived from our audited combined financial statements included elsewhere in this information statement. The combined statement of operations data for the years ended December 31, 2004 and 2003 and the combined balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our unaudited combined financial statements that are not included in this information statement. The summary combined financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Combined Financial Information” and our combined financial statements and related notes included elsewhere in this information statement.

The unaudited pro forma condensed statement of operations data for the year ended December 31, 2007 gives effect to the separation as if it occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet data assumes the separation occurred on December 31, 2007. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. Such adjustments are subject to change based upon the finalization of the terms of the separation and the financing agreements. The unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations or financial condition which would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, it is not necessarily indicative of our future results of operations or financial condition. Further information regarding the pro forma adjustments can be found within the “Unaudited Pro Forma Condensed Combined Financial Information” section of this information statement.

	For the Years Ended December 31,
	Pro Forma
	2007	2007	2006	2005	2004	2003
	(Unaudited)				(Unaudited)
	Dollars in thousands (except per share amounts)

Combined statement of operations data:
Operating revenue(1)
Lifestyle Media	$1,184,901	$1,184,901	$1,052,403	$903,014	$723,713	$535,013
Interactive Services	256,364	256,364	271,066	99,447	—	—

Total segment operating revenue	1,441,265	1,441,265	1,323,469	1,002,461	723,713	535,013

Segment profit (loss)(1)(2)
Lifestyle Media	605,014	605,014	517,572	414,369	304,367	204,297
Interactive Services	39,751	39,751	67,688	27,980	—	—
Corporate	(36,426)	(35,006)	(33,189)	(25,182)	(18,848)	(14,690)

Total segment profit	608,339	609,759	552,071	417,167	285,519	189,607

Income (loss) from continuing operations(3)(4)	(116,077)	(130,368)	233,780	175,880	119,494	81,960
Earnings (loss) per share
Basic	(0.71)	N/A	N/A	N/A	N/A	N/A
Weighted average shares outstanding (000s)
Basic	163,014	N/A	N/A	N/A	N/A	N/A

	As of December 31,
	Pro Forma
	2007	2007	2006	2005	2004	2003
	(Unaudited)			(Unaudited)

Balance sheet data:
Total assets(4)	$2,016,291	$2,017,827	$2,384,952	$2,011,333	$1,454,177	$990,816
Long term debt (including current portion)	375,000	503,361	764,956	824,238	531,047	507,084
Total parent company equity	1,116,613	1,013,288	1,185,578	797,320	587,503	226,740

Notes:

(1)	Operating revenue and segment profit represent the revenues and the profitability measures used to evaluate the operating performance of our reportable segments in accordance with Statement of Financial Accounting Standard (“FAS”) No. 131, Segment Reporting.

(2)	Segment profit is a supplemental non-GAAP financial measure. GAAP means generally accepted accounting principles in the United States. Our chief operating decision maker (as defined by FAS 131) evaluates the operating performance of our reportable segments and makes decisions about the allocation of resources to our reportable segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, impairment of goodwill and intangible assets, divested operating units, investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America. Lifestyle Media segment profits include equity in earnings of affiliates.

(3)	The 2007 income from continuing operations includes impairment charges to goodwill of $312,116 and other intangibles assets of $98,890, relating to uSwitch.

(4)	The following acquisitions accounted for the increase in operations and assets:

a.	2007- RecipeZaar.com, a user-generated recipe and community site. Pickle.com, a Web site that enables users to easily organize and share photos and videos from any camera or mobile phone device.

b.	2006- uSwitch, a Web-based comparison shopping service that helps consumers compare prices and arrange for the purchase of a range of essential home services and personal finance products.

c.	2005- Shopzilla, a Web-based product comparison shopping service.

d.	2004- The Great American Country network.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to the separation; (ii) risks relating to our common shares; and (iii) risks relating to our business. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each category of risk. The risks and uncertainties our company faces, however, are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks or uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common shares could decline.

Risks Relating to the Separation

We may not achieve the benefits expected from our separation from E. W. Scripps.

We expect that, as a stand-alone, independent public company, we will be able to design and implement corporate policies and strategies based primarily on the characteristics of our business, to focus our financial resources wholly on our own operations, and to implement and maintain a capital structure designed to meet our own specific needs. Nonetheless, we may not be able to achieve all or any of these benefits. Furthermore, by separating from E. W. Scripps there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current E. W. Scripps. As part of E. W. Scripps, we enjoyed certain benefits, including operating diversity, purchasing and borrowing leverage, and available capital for investments. These benefits may not be as readily achievable as a smaller, stand-alone company.

The historical and pro forma financial information included in this information statement may not be indicative of our results as an independent company.

Prior to the separation, our business was operated by E. W. Scripps as part of its broader corporate organization, rather than as an independent company. E. W. Scripps or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, cash management, accounting, information services, human resources, legal services, ethics and compliance, real estate management, investor and public relations, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical financial results reflect allocations of corporate expenses from E. W. Scripps for these and similar functions. These allocations may be less than the comparable expenses we will incur as a separate, publicly traded company.

We may not achieve all the benefits of scale that the combined company currently achieves.

Our business is currently integrated with the other businesses of E. W. Scripps. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships between us and E. W. Scripps after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of E. W. Scripps. Additionally, the cost of performing certain functions and the cost of agreements negotiated with third parties after the temporary arrangements with E. W. Scripps terminate may be higher than the costs that would have been incurred as a combined company. The loss of these benefits of scale could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

In connection with the separation, we will rely upon E. W. Scripps to perform under various agreements.

In connection with the separation, Scripps Networks Interactive and E. W. Scripps will enter into various agreements, including a Separation and Distribution Agreement, a Tax Allocation Agreement, a Transition Services Agreement and an Employee Matters Agreement. The Separation and Distribution Agreement, Tax Allocation Agreement and Employee Matters Agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The Transition Services Agreement will provide for the performance of certain services by each company on the other company’s behalf for a period of time after the separation until both companies are capable of providing such services on their own. We will rely on E. W. Scripps to satisfy its performance and payment obligations under these agreements. If E. W. Scripps were to be unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code, then our shareholders, we or E. W. Scripps might be subject to significant tax liability.

E. W. Scripps has received a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. In addition, E. W. Scripps intends to obtain an opinion from Baker & Hostetler LLP substantially to the effect that the distribution, together with certain related transactions, will so qualify. The IRS private letter ruling relies, and the opinion will rely, on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the tax opinion that are not covered by the IRS ruling. For more information regarding the tax opinion and the private letter ruling, see the section entitled “Certain U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement.

If the distribution fails to qualify for tax-free treatment, E. W. Scripps would be subject to tax as if it had sold the common shares of our company in a taxable sale for fair market value, and our initial public shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common shares distributed to them. Under the Tax Allocation Agreement between E. W. Scripps and us, we would generally be required to indemnify E. W. Scripps against any tax resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our shares or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Our Relationship With E. W. Scripps Following the Spin-Off — Tax Allocation Agreement” included elsewhere in this information statement. Our indemnification obligations to E. W. Scripps and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify E. W. Scripps or such other persons under the circumstances set forth in the Tax Allocation Agreement, we may be subject to substantial liabilities.

The tax rules applicable to the separation may restrict us from engaging in certain corporate transactions for a period of time after the separation.

To preserve the tax-free treatment to E. W. Scripps of the distribution, under the Tax Allocation Agreement that we will enter into with E. W. Scripps, for the two-year period following the distribution, we are subject to restrictions with respect to:

•	entering into any transaction pursuant to which all or a portion of our shares would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities beyond certain thresholds;

•	repurchasing Scripps Networks Interactive common shares beyond certain thresholds;

•	ceasing to actively conduct the Scripps Networks Interactive business; and

•	taking any other action that prevents the spin-off and related transactions from being tax-free.

These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might increase the value of our business. For more information, see the sections entitled “Certain U.S. Federal Income Tax Consequences of the Distribution” and “Our Relationship With E. W. Scripps Following the Spin-Off — Tax Allocation Agreement” included elsewhere in this information statement.

In connection with the separation, E. W. Scripps will indemnify us for certain liabilities. There can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that E. W. Scripps’ ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, E. W. Scripps will agree to indemnify us from certain liabilities, as discussed further in the section entitled “Our Relationship with E. W. Scripps Following the Spin-Off — Separation and Distribution Agreement — Indemnification Obligations” included elsewhere in this information statement. Third parties could seek to hold us responsible for any of the liabilities that E. W. Scripps has agreed to retain, and there can be no assurance that the indemnity from E. W. Scripps will be sufficient to protect us against the full amount of such liabilities, or that E. W. Scripps will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from E. W. Scripps any amounts for which we are held liable, we will be temporarily required to bear those losses ourselves until such recovery. Each of these risks could adversely affect our business, results of operations and financial condition.

After the separation, certain of our directors and officers may have actual or potential conflicts of interest because of their positions in Scripps Networks Interactive and E. W. Scripps and because of their share or option ownership in E. W. Scripps.

It is currently expected that two directors of Scripps Networks Interactive will also be members of the E. W. Scripps Board of Directors. These directors are trustees of The Edward W. Scripps Trust. If the Trust fills the seat of a recently retired trustee, that person is expected to be a director of both companies as well. These common directors could create, or appear to create, potential conflicts of interest when Scripps Networks Interactive’s and E. W. Scripps’ management and directors face decisions that could have different implications for the two companies.

Also, because of their current or former positions with E. W. Scripps, most of the persons we expect to be our directors and executive officers own E. W. Scripps Class A Common Shares, options to purchase shares of E. W. Scripps Class A Common Shares or other equity awards. Following the distribution, these officers and directors may own E. W. Scripps Class A Common Shares. The individual holdings may be significant for some of these persons compared to their total assets. This ownership may create, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for E. W. Scripps and Scripps Networks Interactive. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Scripps Networks Interactive and E. W. Scripps regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if Scripps Networks Interactive and E. W. Scripps enter into any commercial arrangements with each other in the future.

Risks Relating to Our Class A Common Shares

There is no existing market for our Class A Common Shares, and a trading market that will provide you with adequate liquidity may not develop for our Class A Common Shares. In addition, once our Class A Common Shares begin trading, the market price of our shares may fluctuate widely.

There is currently no public market for our Class A Common Shares or Common Voting Shares. It is anticipated that on or prior to the record date for the distribution, trading of shares of our Class A Common Shares will begin on a “when-issued” basis and will continue up to and through the distribution date. There can be no assurance that an active trading market for our Class A Common Shares will develop as a result of the distribution or be sustained in the future. There is currently no public market for our Common Voting Shares and we do not anticipate that such a market will develop following the completion of the distribution.

We cannot predict the prices at which our Class A Common Shares may trade after the distribution. The market price may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of shareholders of E. W. Scripps, including shareholders who hold E. W. Scripps shares based on inclusion of E. W. Scripps in the Standard & Poor’s 500 Index (“S&P 500”) and other indices, as it is possible that our Class A Common Shares will not be included in the S&P 500 and certain of such other indices after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our Class A Common Shares after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and share price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our Class A Common Shares.

Substantial sales of Class A Common Shares may occur in connection with this distribution, which could cause our Class A Common Share price to decline.

The Scripps Networks Interactive Class A Common Shares that E. W. Scripps distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5 percent or greater shareholder to sell Scripps Networks Interactive Class A Common Shares following the separation, it is possible that some E. W. Scripps shareholders, including possibly some of E. W. Scripps’ large shareholders and index fund investors, will sell E. W. Scripps or Scripps Networks Interactive Class A Common Shares received in the distribution for various reasons — for example, our business profile or market capitalization as an independent company may not fit their investment objectives. The sales of significant amounts of our Class A Common Shares or the perception in the market that this will occur may reduce the market price of our Class A Common Shares.

Your percentage ownership in Scripps Networks Interactive may be diluted in the future.

As with any publicly traded company, your percentage ownership in Scripps Networks Interactive may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees. See “Executive Compensation — Compensation Program Elements — Employee Benefit Plans” herein.

Common Voting Shares will be principally held by The Edward W Scripps Trust, and this could inhibit potential changes of control.

We will have two classes of shares: Common Voting Shares and Class A Common Shares. Holders of Class A Common Shares will be entitled to elect one-third of the board of directors, but will not be permitted to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares will be entitled to elect the remainder of the Board and to vote on all other matters. The Edward W. Scripps Trust will hold approximately

88 percent of the Common Voting Shares. As a result, the Trust will be able to elect two-thirds of the board of directors and to direct the outcome of any matter that does not require a vote of the Class A Common Shares. Because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our business, the market price of our Class A Common Shares could be adversely affected.

The combined post-distribution value of E. W. Scripps and Scripps Networks Interactive shares may not equal or exceed the pre-distribution value of E. W. Scripps shares.

After the distribution, E. W. Scripps Class A Shares will continue to be listed and traded on the New York Stock Exchange. Application will be made to list the shares of Scripps Networks Interactive Class A Shares on the New York Stock Exchange. We cannot assure you that the combined trading prices of E. W. Scripps Class A Shares and Scripps Networks Interactive Class A Shares after the distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of E. W. Scripps Class A Shares prior to the distribution. Until the market has fully evaluated the business of E. W. Scripps without the businesses of Scripps Networks Interactive, the price at which E. W. Scripps Class A Shares trade may fluctuate significantly. Similarly, until the market has fully evaluated the businesses of Scripps Networks Interactive, the price at which Scripps Networks Interactive Class A Shares trade may fluctuate significantly.

The change in control severance plan that Scripps Networks Interactive expects to have in place following the distribution and certain provisions of the agreements that Scripps Networks Interactive and E. W. Scripps will enter into in connection with the distribution may discourage takeovers.

Effective on the distribution date, Scripps Networks Interactive will have in place a change in control severance plan covering specified participants that would be triggered if there is a “change in control” and a qualifying termination (or constructive termination) of employment during the twenty-four month period following a change in control. The triggering events would result in the payment of specified severance benefits (including a lump sum multiple of the terminated participant’s compensation), outplacement services, vesting of long-term incentive awards, and tax “gross-up” payment if necessary to satisfy certain tax obligations relating to the severance payments. This severance plan is substantially comparable to the change in control severance plan adopted by E. W. Scripps and could make it more expensive for a buyer of Scripps Networks Interactive to acquire control and therefore could discourage unsolicited offers.

If the distribution is considered part of a “plan (or series of related transactions)” pursuant to which 50 percent or more of the voting power or value of Scripps Networks Interactive stock is acquired, the distribution will be taxable to E. W. Scripps (but not to its shareholders) under Section 355(e) of the Internal Revenue Code. For this purpose, any acquisitions of Scripps Networks Interactive shares that occur within two years after the distribution (subject to certain exceptions including an exception for public trading) will be presumed to be part of such a plan, although E. W. Scripps may be able to rebut that presumption. Under the Tax Allocation Agreement to be entered into in connection with the distribution, we will agree to indemnify E. W. Scripps if the distribution is taxable to E. W. Scripps as a result of actions taken or permitted by us. Scripps Networks Interactive will also enter into a Separation and Distribution Agreement and an Employee Matters Agreement covering specified indemnification and other matters that may arise after the distribution. These agreements may have the effect of discouraging or preventing an acquisition of Scripps Networks Interactive or a disposition of its business.

Federal law and Federal Communications Commission (“FCC”) regulations applicable because of E. W. Scripps’ and Scripps Networks Interactive’s common directors and voting shareholders may limit Scripps Networks Interactive’s activities, including the ability to own or operate media properties it does not presently own or operate.

For FCC purposes, the common directors and five percent or greater voting shareholders of E. W. Scripps and Scripps Networks Interactive will be deemed to hold attributable interests in each of the companies after the distribution. As a result, the business and conduct of one company may have the effect of limiting the activities or strategic business alternatives available to the other company.

Risks Relating to Our Business

A wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations, identified elsewhere in this information statement, the most significant factors affecting our operations include those listed below. References to events, statistics or other historical matters pertain to the national television networks and interactive media business segments as then operated by E. W. Scripps. In considering such historical matters, you should be mindful of the cautionary statements made in “Unaudited Pro Forma Combined Financial Data” herein.

Changes in public and consumer tastes and preferences could reduce demand for our services and reduce profitability of our businesses.

Each of our businesses provides content and services whose success is primarily dependent upon acceptance by the public. We must consistently create and distribute offerings that appeal to the prevailing consumer tastes at any point in time. Audience preferences change frequently and it is a challenge to anticipate what content will be successful at any point. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions and the growing competition for consumer discretionary spending may also affect the audience for our content and services. If our Lifestyle Media businesses do not achieve sufficient consumer acceptance, our revenue from advertising sales, which are based in part on network ratings, may decline and adversely affect our profitability. If our Interactive Services businesses are unable to provide service and content popular with the public, traffic to the sites will decrease, which may result in a decrease in referral revenue and profitability.

We are dependent upon the maintenance of distribution agreements with cable and satellite distributors on acceptable terms.

We enter into long-term contracts for the distribution of our national television networks on cable and satellite television systems. Our long-term distribution arrangements enable us to reach a large percentage of cable and direct broadcast satellite households across the United States. As these contracts expire, we must renew or renegotiate them. If we are unable to renew them on acceptable terms, we may lose distribution rights.

The loss of a significant number of affiliation arrangements on basic programming tiers could reduce the distribution of our national television networks, thereby adversely affecting affiliate fee revenue, and potentially impacting our ability to sell advertising or the rates we charge for such advertising.

Networks that are carried on digital tiers are dependent upon the continued upgrade of cable systems to digital capability and the public’s continuing acceptance of, and willingness to pay for upgrades to digital cable as well as our ability to negotiate favorable carriage agreements on widely accepted digital tiers.

Consolidation among cable television system operators has given the largest cable and satellite television systems considerable leverage in their relationship with programmers. The two largest cable television system operators provide service to approximately 43 percent of households receiving cable or satellite television service today, while the two largest satellite television operators provide service to an additional 31 percent of such households.

Continued consolidation within the industry could reduce the number of distributors available to carry our programming, subject our affiliate fee revenue to greater volume discounts, and further increase the negotiating leverage of the cable and satellite television system operators.

Advertising and marketing spending by our customers is subject to seasonal and cyclical variations.

Revenues in our Lifestyle Media segment are influenced by advertiser demand and are generally higher in the second and fourth quarters due to the increased demand in the spring and holiday seasons. Referral fee revenues in our Interactive Services segment are highest in the fourth quarter primarily due to the increased online shopping activity during the holiday season. If a short-term negative impact on our business were to occur during a time of high seasonal demand, there could be a disproportionate effect on the operating results of that business for the year.

Significant competitive pressures may affect the profitability of our businesses.

We face substantial competition in our Lifestyle Media and Interactive Services businesses from alternative providers of similar services. Our national television networks compete for viewers with other broadcast and national television networks as well as with home video products and Internet usage, and they compete for carriage of their programming with other programming providers. Additionally, our national television networks compete for advertising revenues with a variety of other media alternatives including other broadcast and national television networks, the Internet, newspapers, radio stations, and billboards. Our Lifestyle Media branded Web sites compete for visitors and advertising dollars with other forms of media aimed at attracting similar audiences and must maintain popular content in order to maintain and increase site traffic. Our Interactive Services businesses compete for marketing service revenues with other comparison shopping services, general search engines, and other providers of information on shopping and essential home services. Our ability to maintain our relationship with participating retailers and service providers is largely dependent on our ability to provide them a cost effective means of attracting customers. Competition in each of these areas may divert consumers from our services, which could reduce the profitability of our businesses.

Changes in consumer behavior resulting from new technologies and distribution platforms may impact the performance of our businesses.

We must adapt to advances in technologies and distribution platforms related to content transfer and storage to ensure that our content remains desirable and widely available to our audiences. The ability to anticipate and take advantage of new and future sources of revenue from technological developments will affect our ability to continue to increase our revenue and expand our business. Additionally, we must adapt to the changing consumer behavior driven by advances such as video-on-demand, devices providing consumers the ability to view content from remote locations, and general preferences for user-generated and interactive content. Changes of these types may impact our traditional distribution methods for our services and content. If we cannot ensure that our distribution methods and content are responsive to our target audiences, there could be a negative effect on our business.

Our Lifestyle Media business is subject to risks of adverse laws and regulations.

Our programming services, and the distributors of the services, including cable operators, satellite operators and Internet companies, are regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the FCC, as well as by state and local governments. The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect our operations. For example, legislators and regulators continue to consider rules that would effectively require cable television operators to offer all programming on an à la carte basis (which would allow viewers to subscribe to individual networks rather than a package of channels) and/or require programmers to sell channels to distributors on an à la carte basis. Certain cable television operators and other distributors have already introduced tiers, or more targeted channel packages, to their customers that may or may not include some or all of our networks. The unbundling of program services at the retail and/or wholesale level could reduce distribution of certain of our program services, thereby leading to reduced viewership and increased marketing expenses, and could affect our ability to compete for or attract the same level of advertising dollars or distribution fees.

We purchase keyword advertising on general search engines to attract consumers to our interactive media Web sites.

We attract traffic to our Interactive Services Web sites through search results displayed by Google, Yahoo! and other popular general search engines. Search engines typically provide two types of search results, algorithmic listings and sponsored listings. We rely on both algorithmic and sponsored listings to attract consumers to our comparison shopping Internet sites.

Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed and controlled by the search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. Modification of such algorithms may result in fewer consumers clicking through to our Internet sites.

We also rely on purchased listings to attract consumers to our Web sites. Many general search engines also operate Internet shopping services. Modification or termination of our contractual relationships with general search engines to purchase keyword advertising could result in fewer consumers clicking through to our Internet site. We may incur additional expenses to replace this traffic.

Approximately 40 percent of our 2007 referral fee revenue came from one general search engine and a change in this relationship could reduce the revenue of the business.

We are currently operating under an agreement with a general search engine to participate in its sponsored links program. Under the agreement, which expires in October 2008, we display listings from the search engine’s advertisers as a part of our service and we receive a share of the revenues earned by the search engine when consumers visit the advertisers’ Web sites. Our revenues could be negatively impacted if this agreement is not renewed upon expiration or if the agreement is not renewed on similar terms.

Changes in economic conditions in the United States, the regional economies in which we operate or in specific economic sectors could adversely affect the profitability of our businesses.

Approximately 80 percent of our revenues in 2007 was derived from marketing and advertising spending by businesses operating in the United States. Advertising and marketing spending is sensitive to economic conditions, and tends to decline in recessionary periods. A decline in economic conditions could reduce advertising prices and volume, resulting in a decrease in our advertising revenues. A decline in economic conditions could also impact consumer discretionary spending. Such a reduction in consumer spending may impact the volume of online shopping, which could adversely affect our comparison shopping business.

We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.

Our business depends on our intellectual property, including internally developed technology, data resources and brand identification. We attempt to protect these intellectual property rights through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality agreements. We also depend on our trade names and domain names. We file applications for patents, trademarks, and other intellectual property registrations, but we may not be granted such intellectual property protections. In addition, even if such registrations are issued, they may not fully protect all important aspects of our business and there is no guarantee that our business does not or will not infringe upon intellectual property rights of others. Furthermore, intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation could potentially be expensive and possibly divert the attention of our management.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

Our Interactive Services businesses are subject to online security risks, including security breaches and identity theft.

Our Interactive Services businesses transmit confidential information over public networks. A significant number of participating retailers authorize us to bill their credit cards directly for referrals provided to the retailer. Consumers switching essential home services provide sensitive personal data when completing contracts with the service providers. We rely upon encryptions and authentication technology provided by third parties to secure transmission of such confidential information.

Our Web site infrastructure is vulnerable to computer viruses and similar disruptions, and we may be subject to “denial-of-service” attacks that might make our Web sites unavailable for periods of time.

We Could Suffer Losses Due to Asset Impairment Charges

We test our goodwill and intangible assets for impairment during the fourth quarter of every year and on an interim date should factors or indicators become apparent that would require an interim test, in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. If the fair value of a reporting unit or an intangible asset is revised downward due to declines in business performance, impairment under SFAS 142 could result and a non-cash charge could be required. This could materially affect our reported net earnings.

FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by us, as well as information in other statements made or to be made by us, contain statements, including in this document under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based on historical performance and current plans, estimates and expectations. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. Any forward-looking statement speaks only as of the date it is made. Forward-looking statements involve risks and uncertainties, and the inclusion of forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations that we contemplate will be achieved.

We believe that the factors that could cause actual results to differ materially include but are not limited to the factors we describe in this information statement, including under “Risk Factors,” “The Separation,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause our actual results to differ from our historical results or those anticipated or predicted by these forward-looking statements:

•	any failure to realize expected benefits from the spin-off;

•	a change in our revenue and operating cost following the spin-off;

•	a determination by the IRS that the distribution should be treated as a taxable transaction;

•	volatility in the equity market;

•	competition in our industries;

•	difficulty in implementing our business strategy;

•	our ability to respond to changing consumer preferences;

•	our ability to maintain and expand our Internet operations; and

•	our ability to attract and retain qualified personnel.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. Many other important factors cannot be predicted or quantified and are outside of our control. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may project. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement we make, whether as a result of new information, future developments, subsequent events or circumstances or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting for or on our behalf are expressly qualified in their entirety by this section.

THE SEPARATION

On October 9, 2007, the Board of Directors of The E. W. Scripps Company (“E. W. Scripps”) preliminarily approved a plan to separate E. W. Scripps into two independent, publicly traded companies. As so approved, the separation was to occur through the distribution to E. W. Scripps shareholders of all of the common shares of a subsidiary of E. W. Scripps that holds or will hold, directly or indirectly, the assets and liabilities of the networks and interactive media businesses of E. W. Scripps.

In furtherance of this plan, on          , 2008, the E. W. Scripps Board of Directors approved the distribution of all shares of Scripps Networks Interactive held by E. W. Scripps to holders of E. W. Scripps shares.

On          , 2008, the distribution date, each E. W. Scripps shareholder will receive one Scripps Networks Interactive Class A Common Share for each E. W. Scripps Class A Common Share held of record on the record date and one Scripps Networks Interactive Common Voting Share for each E. W. Scripps Common Voting Share held of record on the record date. Following the distribution, E. W. Scripps shareholders will own 100 percent of each class of our common shares.

You will not be required to make any payment, surrender or exchange your shares of E. W. Scripps or take any other action to receive our common shares.

The distribution of our Class A Common Shares and Common Voting Shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the caption entitled “Conditions to the Distribution” included elsewhere in this section.

Background

In 2006, management of E. W. Scripps commenced a review of long-term strategy for the company’s businesses against a background of changing media industry dynamics, including rapid worldwide broadband penetration and digital convergence and the advent of new advertising models brought about by the development of the Internet. National media, such as national television networks and interactive businesses, stood to benefit from the opportunities of digital transition, as distribution windows opened for traditional content and online audiences and advertising continued to grow. Traditional local media, such as newspapers and television stations, while able to benefit in a number of ways from changing conditions in the media industry, nonetheless continued to face challenges as needs and preferences of consumers and advertisers changed in the face of the Internet and other transforming technologies. These opportunities and challenges, in the midst of consolidation in the media industry and the proliferation of new media businesses, led management of E. W. Scripps to begin analyzing whether there were alternatives to the structure of E. W. Scripps that could be pursued to enhance shareholder value for the long term. In conjunction with this analysis, E. W. Scripps retained Goldman, Sachs & Co. to serve as its financial advisor.

At a meeting in October 2006, the E. W. Scripps board met with management, representatives of Goldman, Sachs and outside legal advisors to discuss alternative strategies for the company. The board and management continued to explore alternative strategies at meetings in December 2006, February 2007 and May 2007.

At a meeting held on July 31, 2007, management and the financial advisor reported to the board on various structural alternatives for the E. W. Scripps businesses, principally focusing on possible separation of E. W. Scripps into two companies, one operating the networks and interactive businesses and the other operating the newspaper publishing, broadcast television and licensing and syndication businesses. After discussion, the board directed management to prepare, with advice of the company’s financial and legal advisors, a preliminary plan that would provide for the separation of E. W. Scripps along these lines.

At a board of directors meeting held on September 17, 2007, management presented a plan to separate the national and local media businesses of E. W. Scripps by spinning off the networks and interactive businesses to form a new public company, with the newspaper and broadcast divisions and certain other operations remaining in E. W. Scripps. Management reviewed with the board the potential timetable for a spin-off, the potential value created by a separation, various legal requirements, governance matters, management and financial tasks and other organizational matters. After discussion, the board directed management to prepare additional information, with assistance from the company’s financial advisor and legal counsel, to present to the board at a later meeting.

At a meeting of the board held on October 9, 2007, management presented additional information relating to the potential distribution of the networks and interactive businesses, including an analysis of the strategies, opportunities and risks for the resulting companies. Management presented information to the board along with financial plans and goals, proposed capital structures and dividend policies for the two companies that would result from a distribution. Representatives of Goldman Sachs reviewed other structural alternatives, discussed the merits of the distribution, and presented analyses relating to valuation, dividend policy, capitalization, governance structure, and other aspects of the companies resulting from the spin-off. Baker & Hostetler LLP reviewed with the board a proposed structure for the distribution, directors’ fiduciary duties and the potential tax treatment of the distribution. Following completion of all discussions, the board of directors unanimously approved proceeding with the proposed separation. The primary reasons for the board’s decision are described below under “The Separation — Reasons for the Separation.”

Reasons for the Separation

The E. W. Scripps Board of Directors determined that the separation is in the best interests of E. W. Scripps and its shareholders and approved the separation accordingly. A wide variety of factors were considered by the Board in evaluating the separation. The following matters are not intended to represent a complete list of considerations, but rather a list of some key factors contemplated during the decision process.

•	Management focus — The separation will allow management of both companies to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic direction of the respective companies. Additionally, both companies can concentrate their financial resources solely on their own operations and will be better able to respond quickly to changes in their respective industries.

•	Capital allocation — The separated companies will no longer need to compete internally for capital, and both companies will have direct access to capital markets to fund their agendas. This will provide each company’s management more control over capital resources from which to make strategic investments in their respective businesses.

•	Management incentives — The separation will enable each company to create tailored equity-based incentives, including stock options and restricted shares, for its key employees. Separate equity-based compensation arrangements should more closely align the interests of management with the interests of shareholders and may improve each company’s performance.

•	Investor appeal — The separation will provide investors with two individual investment options that may be more appealing than an investment in the current combined company. Separating the Scripps Networks Interactive businesses will result in each company representing more of a pure-play investment that will appeal to the respective investor bases due to each company’s more defined and focused business model. This will allow investors to more appropriately value the merits, performance and future prospects of each company.

The E. W. Scripps Board of Directors also considered a number of potentially negative factors in evaluating the separation, including loss of synergies from operating as one company, increased costs, loss of joint purchasing power, disruptions to the businesses as a result of the separation, the limitations placed on Scripps Networks Interactive as a result of the Tax Allocation Agreement and other agreements it is expected to enter into with E. W. Scripps in connection with the spin-off, the risk of being unable to achieve expected benefits from the separation, the risk that the plan of separation might not be completed and the one-time and ongoing costs of the separation. The E. W. Scripps Board of Directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a Holding Company Prior to Our Distribution

In connection with and prior to our distribution, E. W. Scripps organized Scripps Networks Interactive as an Ohio corporation on October 23, 2007 for the purpose of transferring to it all of the assets and liabilities, including certain entities holding such assets and liabilities, of the networks and interactive media businesses.

When and How You Will Receive the Dividend

E. W. Scripps will distribute our Class A Common Shares and Common Voting Shares on          , 2008, the distribution date. E. W. Scripps’ transfer agent and registrar will serve as transfer agent and registrar for the Scripps Networks Interactive Class A Common Shares and Common Voting Shares and as distribution agent in connection with the distribution of Scripps Networks Interactive Class A Common Shares and Common Voting Shares.

If you own E. W. Scripps Class A Common Shares or Common Voting Shares as of the close of business on the record date, the Scripps Networks Interactive Class A Common Shares or Common Voting Shares that you are entitled to receive in the distribution will be issued, as of the distribution date, to your account as follows:

•	Registered Shareholders. If you own your E. W. Scripps shares directly (either in book-entry form through an account at E. W. Scripps’ transfer agent, Mellon, or if you hold physical paper share certificates), you will receive your Scripps Networks Interactive Class A Common Shares by way of direct registration in book-entry form and your Scripps Networks Interactive Common Voting Shares in the form of a physical paper certificate.

Commencing on or shortly after the distribution date, if you hold physical paper share certificates that represent your E. W. Scripps Class A Common Shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number and class of Scripps Networks Interactive Class A Common Shares that have been registered in book-entry form in your name.

If you have any questions concerning the mechanics of having shares registered in book-entry form, we encourage you to contact Mellon at the address set forth on page    of this information statement.

•	Beneficial Shareholders. Most shareholders hold their E. W. Scripps shares beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership is recorded on the bank or brokerage firm’s books. If you so hold your E. W. Scripps shares, your bank or brokerage firm will credit your account for the Scripps Networks Interactive shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation

After our separation from E. W. Scripps, we will be a separate publicly-traded company. Immediately following the distribution, we expect to have approximately           holders of record of our Class A Common Shares, based on the number of holders of record of E. W. Scripps Class A Common Shares on          , 2008, and

approximately           holders of record of our Common Voting Shares, based on the number of holders of record of E. W. Scripps Common Voting Shares on          , 2008, with           Class A Common Shares and          Common Voting Shares outstanding, based on the number of E. W. Scripps Class A Common Shares and Common Voting Shares outstanding on          , 2008. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of E. W. Scripps options between the date the E. W. Scripps Board of Directors declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with E. W. Scripps to effect the separation and provide a framework for our relationships with E. W. Scripps after the separation. For a more detailed description of these agreements, see the section entitled “Our Relationship With E. W. Scripps Following the Spin-Off” included elsewhere in this information statement.

The distribution will not affect the number of outstanding E. W. Scripps Class A Common Shares or E. W. Scripps Common Voting Shares or any rights of E. W. Scripps shareholders.

Incurrence of Debt

Upon the closing of the spin-off, we expect to have approximately $375 million principal amount of indebtedness outstanding under a $550 million 5-year unsecured revolving credit facility. We expect to have obtained a commitment from certain financial institutions to form a syndicate to provide the revolving credit facility. We expect that the revolving credit facility will be available for the cash dividend of $375 million to E. W. Scripps and to provide liquidity for general corporate needs. Amounts outstanding under the revolving credit facility are expected to bear interest, at our option, at either a rate equal to (i) a floating base rate or (ii) an adjusted LIBOR rate plus an applicable margin. We expect to pay certain customary fees with respect to the revolving credit facility. We expect that the revolving credit facility will contain customary affirmative and negative covenants.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the distribution date, we expect that there will be two markets in E. W. Scripps Class A Common Shares: a “regular-way” market and an “ex-distribution” market. E. W. Scripps Class A Common Shares that trade on the “regular-way” market will trade with an entitlement to Scripps Networks Interactive Class A Common Shares distributed pursuant to the spin-off. E. W. Scripps Class A Common Shares that trade on the “ex-distribution” market will trade without an entitlement to Scripps Networks Interactive Class A Common Shares distributed pursuant to the spin-off. Therefore, if you sell shares of E. W. Scripps Class A Common Shares in the “regular-way” market through the distribution date, you will be selling your right to receive Scripps Networks Interactive Class A Common Shares in the distribution. If you own E. W. Scripps Class A Common Shares at the close of business on the record date and sell those shares on the “ex-distribution” market through the distribution date, you will receive the Scripps Networks Interactive Class A Common Shares that you are entitled to receive pursuant to your ownership as of the record date of the E. W. Scripps Class A Common Shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be a “when-issued” market in our Class A Common Shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Scripps Networks Interactive Class A Common Shares that will be distributed to holders of E. W. Scripps Class A Common Shares on the distribution date. If you owned E. W. Scripps Class A Common Shares at the close of business on the record date, you would be entitled to our Class A Common Shares distributed pursuant to the distribution. You may trade this entitlement to shares of Scripps Networks Interactive Class A Common Shares, without the E. W. Scripps Class A Common Shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our Class A Common Shares will end, and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on          , 2008, which is the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by E. W. Scripps:

•	The Securities and Exchange Commission shall have declared effective our registration statement on Form 10, of which this information statement is a part, and no stop order relating to the registration statement shall be in effect.

•	The Scripps Networks Interactive Class A Common Shares shall have been accepted for listing on the NYSE, on official notice of issuance.

•	E. W. Scripps shall have received a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and such ruling shall be in form and substance satisfactory to E. W. Scripps in its sole discretion.

•	E. W. Scripps shall have received an opinion of Baker & Hostetler LLP substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and such opinion shall be in form and substance satisfactory to E. W. Scripps in its sole discretion.

•	No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation, distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect.

•	Such other actions as the parties may reasonably request be taken prior to the separation in order to assure the successful completion of the separation and the other transactions contemplated by the Separation and Distribution Agreement shall have been taken.

•	The Separation and Distribution Agreement shall not have been terminated.

•	Any material government approvals and other consents necessary to consummate the distribution shall have been obtained and be in full force and effect.

•	No other events or developments shall have occurred that, in the judgment of the E. W. Scripps Board of Directors, would result in the distribution having a material adverse effect on E. W. Scripps or its shareholders.

The fulfillment of the foregoing conditions does not create any obligation on E. W. Scripps’ part to effect the distribution, and the E. W. Scripps Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Separation Costs

In connection with the consummation of the separation plan, E. W. Scripps expects to incur one-time, non-recurring pre-tax separation costs of approximately $      million. These one-time costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; [non-income tax costs and] regulatory fees incurred as part of the separation; NYSE listing fees, investor and other stakeholder communications, printing costs, and fees of the distribution agent; and employee recruiting fees and incentive compensation, among other things. Nearly all of these costs will be incurred by E. W. Scripps prior to the distribution [and do not include incremental capital expenditures related to the spin-off]. After the spin-off, to the extent additional one-time costs are incurred by Scripps Networks Interactive in connection with the separation, they will be the responsibility of Scripps Networks Interactive; however, we cannot currently estimate such costs. In addition, we expect approximately $      to $      million of total net incremental costs to be incurred on a going-forward basis in connection with operating Scripps Networks Interactive as an independent publicly traded company. These costs will be our responsibility and are discussed elsewhere in this information statement in the section entitled “Unaudited Pro Forma Combined Financial Data.”

Certain U.S. Federal Income Tax Consequences of the Distribution

The following discussion summarizes certain U.S. federal income tax consequences of the distribution for a beneficial owner of E. W. Scripps Class A Common Shares or Common Voting Shares that holds such shares as a capital asset for tax purposes. The discussion is of a general nature and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax exempt entities, persons holding E. W. Scripps Class A Common Shares or Common Voting Shares in a tax-deferred or tax-advantaged account, or persons holding E. W. Scripps Class A Common Shares or Common Voting Shares as a hedge against currency risk, as a position in a “straddle,” or as part of a “hedging” or “conversion” transaction for tax purposes.

For purposes of this summary, a “U.S. holder” is a beneficial owner of E. W. Scripps Class A Common Shares or Common Voting Shares that is an individual U.S. citizen or resident, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis in respect of such shares, and a “non-U.S. holder” is a beneficial owner of E. W. Scripps Class A Common Shares or Common Voting Shares that is not a U.S. holder (and is not treated as a partnership for U.S. federal income tax purposes). We use the term “holder” to refer to both U.S. holders and non-U.S. holders.

This summary does not address all of the tax considerations that may be relevant to a holder of E. W. Scripps Class A Common Shares or Common Voting Shares. In particular, we do not address:

•	The U.S. federal income tax consequences applicable to a shareholder of E. W. Scripps that is treated as a partnership for U.S. federal income tax purposes.

•	The U.S. federal income tax consequences applicable to shareholders in, or partners, members or beneficiaries of, an entity that holds E. W. Scripps Class A Common Shares or Common Voting Shares.

•	The U.S. federal estate, gift or alternative minimum tax consequences of the distribution.

•	The tax considerations relevant to U.S. holders whose functional currency is not the U.S. dollar.

•	The tax considerations relevant to holders of E. W. Scripps employee stock options, restricted shares, or other compensatory awards.

•	Any state, local or foreign tax consequences of the distribution.

This summary is based on laws, regulations, rulings, interpretations and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. It is not intended to be tax advice.

You should consult your own tax advisor as to all of the tax consequences of the distribution to you in light of your own particular circumstances, including the consequences arising under state, local and foreign tax laws, as well as possible changes in tax laws that may affect the tax consequences described herein.

It is a condition to the distribution that E. W. Scripps receive an Internal Revenue Service private letter ruling and/or an opinion from its special counsel, Baker & Hostetler LLP, to the effect that, on the basis of certain facts, assumptions, representations and undertakings set forth in such ruling and/or opinion, the distribution will qualify as a distribution that is tax-free under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended. Except as otherwise noted, it is assumed for purposes of the following discussion that the distribution will so qualify.

If the distribution qualifies as tax-free, then:

•	No gain or loss will be recognized by, and no amount will be includible in the income of, E. W. Scripps as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns.

•	No gain or loss will be recognized by, and no amount will be included in the income of, a U.S. holder solely as a result of the receipt of our Class A Common Shares or Common Voting Shares in the distribution.

•	A non-U.S. holder will not be subject to any U.S. federal gross income or withholding tax solely as a result of our Class A Common Shares or Common Voting Shares in the distribution.

•	The holding period for our Class A Common Shares or Common Voting Shares received in the distribution will include the period during which E. W. Scripps Class A Common Shares or Common Voting Shares were held.

•	The tax basis of E. W. Scripps Class A Common Shares or Common Voting Shares immediately prior to the distribution will be apportioned between E. W. Scripps Class A Common Shares or Common Voting Shares and our Class A Common Shares or Common Voting Shares received based upon relative fair market values at the time of the distribution.

Although an Internal Revenue Service private letter ruling generally is binding on the Internal Revenue Service, if the facts, assumptions, representations or undertakings set forth in the ruling request are incorrect or violated in any material respect, the ruling may be retroactively modified or revoked by the Internal Revenue Service. An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service or any court. If, on audit, the Internal Revenue Service held the distribution to be taxable, the above consequences would not apply and both E. W. Scripps and its shareholders could be subject to tax.

If the distribution were taxable to E. W. Scripps and its shareholders then:

•	E. W. Scripps would recognize a gain equal to the excess of the fair market value of our Class A Common Shares or Common Voting Shares on the date of the distribution over its tax basis therein.

•	Each holder that receives our Class A Common Shares or Common Voting Shares in the distribution would be treated as if the holder received a taxable distribution equal to the full value of our Class A Common Shares or Common Voting Shares received, which would be taxed (i) as a dividend to the extent of the holder’s pro rata share of E. W. Scripps’ current and accumulated earnings and profits (including the gain to E. W. Scripps described in the preceding bullet point), then (ii) as a non-taxable return of capital to the extent of the holder’s tax basis in its E. W. Scripps Class A Common Shares or Common Voting Shares, and finally (iii) as capital gain with respect to the remaining value.

•	An individual U.S. holder would generally be subject to U.S. federal income tax at a maximum rate of 15 percent with respect to the portion of the distribution that was treated as a dividend or capital gain, subject to exceptions for certain short term and hedged positions (including positions held for one year or less, in the case of a capital gain), which could give rise to tax at ordinary income rates.

•	A non-U.S. holder would generally be subject to U.S. federal gross income and withholding tax with respect to the portion of the distribution that was treated as a dividend, at a rate of 30 percent or such lower rate as may be provided for in an applicable income tax treaty.

•	A non-U.S. holder would generally not be subject to U.S. federal income tax with respect to the portion of the distribution that was treated as a capital gain, unless the non-U.S. holder was an individual who qualified as a U.S. resident due to his presence in the United States for 183 days or more in the taxable year of the distribution and satisfaction of certain other conditions.

•	A holder would not be subject to U.S. federal income tax with respect to the portion of the distribution that was treated as a return of capital, although its tax basis in its E. W. Scripps Class A Common Shares or Common Voting Shares would be thereby reduced.

If, due to any of our representations or undertakings being incorrect or violated, the Internal Revenue Service held the distribution on audit to be taxable, we could be required to indemnify both E. W. Scripps and its shareholders for the taxes described above and related losses. In addition, current tax law generally creates a presumption that the distribution would be taxable to E. W. Scripps, but not to its shareholder, if we or our shareholders were to engage in a transaction that would result in a 50 percent or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the distribution and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. If the distribution were taxable to E. W. Scripps due to such a 50 percent or greater change in our share ownership, E. W. Scripps would recognize a gain equal to the excess of the fair market value of our Class A Common Shares or Common Voting Shares on the date of the distribution over E. W. Scripps’ tax basis therein and we could be required to indemnify E. W. Scripps for the tax on such gain and related losses. See “Our Relationship With E. W. Scripps Following the Spin-Off — Agreements with The E. W. Scripps Company — Tax Allocation Agreement.”

Matters Related to the Edward W. Scripps Trust

The Edward W. Scripps Trust owns approximately 88 percent of the E. W. Scripps Common Voting Shares and approximately 31 percent of the E. W. Scripps Class A Common Shares, and immediately following the spin-off will own like percentages of our Common Voting Shares and Class A Common Shares. As the controlling shareholder of E. W. Scripps, the Trust is able to elect two-thirds of the directors of E. W. Scripps and to control the vote of shareholders on all matters other than in certain limited circumstances where the holders of E. W. Scripps Class A Common Shares are entitled under Ohio law to vote as a separate class. Following the spin-off, the Trust will be the controlling shareholder of our company with the same voting power that it now holds with respect to E. W. Scripps.

Information Reporting

Current Treasury regulations require each U.S. holder who receives our Class A Common Shares or Common Voting Shares pursuant to the distribution to attach to such holder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the distribution of Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended. E. W. Scripps will provide to each holder of record of E. W. Scripps Class A Common Shares or Common Voting Shares as of the record date appropriate information to be included in such statement.

Treatment of Stock Options and Restricted Stock

Pursuant to the E. W. Scripps 1997 Long-Term Incentive Plan, as amended, officers, directors and employees of E. W. Scripps have been granted options to purchase E. W. Scripps Class A Common Shares and have received awards of E. W. Scripps restricted Class A Common Shares. Under the anti-dilution provisions of the E. W. Scripps Long-Term Incentive Plan, as amended, the compensation committee of E. W. Scripps has the authority to make equitable adjustments to outstanding options and restricted share awards in the event of certain transactions, including the spin-off of Scripps Networks Interactive. The compensation committee of E. W. Scripps has determined to make various adjustments to outstanding E. W. Scripps options and restricted share awards, as described below, to preserve the economic benefits of the original options and awards following the spin-off. These adjustments will be made in the same manner for all holders of such options and restricted shares, including officers and directors, depending on whether such holders become employees, officers or directors of E. W. Scripps or of Scripps Networks Interactive upon consummation of the spin-off, as detailed below. All options to purchase, or restricted share awards relating to, Scripps Networks Interactive Class A Common Shares issued in connection with these adjustments will be our obligations. All options exercisable for, and all restricted share awards relating to, E. W. Scripps Class A Common Shares, regardless of any adjustment, will remain obligations of E. W. Scripps. We intend to file a registration statement with respect to our Class A Common Shares issuable upon exercise of the options or vesting of the restricted share awards that we issue, including options and restricted share awards issued in connection with the foregoing adjustments, as soon as practicable following consummation of the spin-off.

Option Awards

Our Officers and Employees.  As of the distribution date, E. W. Scripps options held by E. W. Scripps officers and employees who become our officers and employees (or by individuals considered our former employees) will be converted to options for Scripps Networks Interactive Class A Common Shares. The exercise price and the number of shares subject to these options will be adjusted to maintain the economic value of the options. All other terms of the options will remain the same. The adjustments to the exercise price and the number of shares underlying the options will be based on a conversion ratio calculated by taking the 10-day weighted average price of Scripps Networks Interactive Class A Common Shares immediately following the distribution date and dividing it by the price of E. W. Scripps Class A Common Shares immediately prior to the distribution date.

E. W. Scripps Officers and Employees.

Vested options.  As of the distribution date, vested E. W. Scripps options held by persons who remain officers or employees of E. W. Scripps (or persons considered former employees of E. W. Scripps) following the spin-off will be converted such that 20 percent of the underlying shares will remain E. W. Scripps Class A Common Shares and 80 percent will be converted to Scripps Networks Interactive Class A Common Shares. The exercise price and number of shares of each option for Scripps Networks Interactive Class A Common Shares will be based on a conversion ratio calculated by taking the 10-day weighted average price of Scripps Networks Interactive Class A Common Shares immediately following the distribution date and dividing it by the price of E. W. Scripps Class A Common Shares immediately prior to the distribution date. The exercise price and number of shares of each option for E. W. Scripps Class A Common Shares will be based on a conversion ratio calculated by taking the 10-day weighted average price of E. W. Scripps Class A Common Shares immediately following the distribution date and dividing it by the price of E. W. Scripps Class A Common Shares immediately prior to the distribution date. All other terms of the options will remain the same.

Unvested options.  All options held by persons who remain officers or employees of E. W. Scripps following the spin-off that have not vested as of the distribution date will remain as options for E. W. Scripps Class A Common Shares, with the exercise price and the number of shares underlying such options adjusted to maintain the economic value of the options based on a conversion ratio calculated by taking the 10-day weighted average price of E. W. Scripps Class A Common Shares immediately following the distribution date and dividing it by the price of E. W. Scripps Class A Common Shares immediately prior to the distribution date. All other terms of the unvested options will remain the same.

Directors.  Each director of E. W. Scripps who resigns from the E. W. Scripps Board of Directors and becomes a director of Scripps Networks Interactive will be treated the same way as employees of E. W. Scripps who become our employees for purposes of adjusting their E. W. Scripps options. E. W. Scripps options (vested and nonvested) held by directors of E. W. Scripps who remain on the E. W. Scripps board following the spin-off (and former E. W. Scripps Directors) will be treated in the same manner as the E. W. Scripps options (vested and nonvested) held by employees who remain E. W. Scripps employees following the spin-off. Each E. W. Scripps director who will following the spin-off be a member of both the E. W. Scripps Board of Directors and our board will have half of such E. W. Scripps options treated as if he/she were a remaining employee of E. W. Scripps and half of such options treated as if he/she were becoming an employee of ours.

Restricted Shares, Restricted Share Units and Phantom Stock Units

Our Officers and Employees.

Restricted shares.  As of the distribution date, each E. W. Scripps officer and employee who becomes our officer or employee and who holds E. W. Scripps restricted Class A Common Shares will receive one Scripps Networks Interactive restricted Class A Common Share for each E. W. Scripps restricted Class A Common Share pursuant to the spin-off. Thereafter each of his E. W. Scripps restricted Class A Common Shares will be converted to Scripps Networks Interactive restricted Class A Common Shares based on a conversion ratio equal to the 10-day weighted average price of E. W. Scripps Class A Common Shares immediately following the distribution date divided by the 10-day weighted average price of Scripps Networks Interactive Class A Common Shares immediately following the distribution date. All restricted shares will retain the same restrictions as the original restricted share awards.

Restricted share units.  Each restricted share unit held by an E. W. Scripps officer who becomes our officer will be treated in a fashion similar to restricted shares, with such officer receiving such number of our restricted share units as equals the number of E. W. Scripps Class A Common Shares to which he would be entitled had the E. W. Scripps restricted share units represented actual E. W. Scripps Class A Common Shares as of the record date for the distribution, and with E. W. Scripps restricted share units held as of the distribution date being converted into our restricted share units based on the same conversion ratio used to convert E. W. Scripps restricted Class A Common Shares into our restricted Class A Common Shares. All other terms and conditions of our restricted share units will be substantially similar to those applicable to the corresponding E. W. Scripps restricted share units converted as described.

E. W. Scripps Officers and Employees.  As of the distribution date, each person who will remain an officer or employee of E. W. Scripps will retain his E. W. Scripps restricted Class A Common Shares and receive pursuant to the spin-off one Scripps Networks Interactive restricted Class A Common Share for each E. W. Scripps restricted Class A Common Share. All restricted shares will retain the same restrictions as the original restricted share awards. No person who will remain an officer or employee of E. W. Scripps holds an E. W. Scripps restricted share unit.

Directors.  The directors of E. W. Scripps do not hold any E. W. Scripps restricted Class A Common Shares. However, they may hold phantom stock units under the 1997 Deferred Compensation and Stock Plan for Directors. Each director who remains an E. W. Scripps director and does not become a director of ours will receive such number of our phantom stock units as equals the number of our Class A Common Shares to which he would have been entitled had his E. W. Scripps phantom stock units represented actual E. W. Scripps Class A Common Shares as of the record date. Each of our directors who holds E. W. Scripps phantom stock units as of the distribution date shall receive such number of our phantom stock units as equals the number of our Class A Common Shares to which he would have been entitled had the E. W. Scripps phantom stock units represented actual E. W. Scripps Class A Common Shares as of the record date. Thereafter, the E. W. Scripps phantom stock units held by such director shall be converted into our phantom stock units by application of the same conversion ratio used to convert E. W. Scripps restricted Class A Common Shares to our restricted Class A Common Shares as described above. Each director of E. W. Scripps who remains on the E. W. Scripps Board and joins our board as well shall have one-half of his E. W. Scripps phantom stock units adjusted in the manner that applies to our directors and one-half in the manner that applies to E. W. Scripps directors.

Listing and Trading of Scripps Networks Interactive Class A Common Shares

There is currently no public market for our Class A Common Shares. We intend to apply to have our Class A Common Shares authorized for listing on the NYSE under the symbol “SNI.”

We cannot predict what the trading prices for our Class A Common Shares will be before or after the distribution date. Until Scripps Networks Interactive Class A Common Shares are fully distributed and an orderly market develops, the price at which they trade may fluctuate and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors — Risk Factors Relating to Scripps Networks Interactive Class A Common Shares.”

The Scripps Networks Interactive Class A Common Shares distributed to E. W. Scripps shareholders will be freely transferable except for shares received by persons who may be deemed to be “affiliates” of Scripps Networks Interactive under the Securities Act of 1933, which will be referred to as the “Securities Act.” Persons that may be considered affiliates of Scripps Networks Interactive after the spin-off generally include individuals or entities that control, are controlled by or are under common control with Scripps Networks Interactive. This may include some or all of our officers and directors as well as principal shareholders of Scripps Networks Interactive. Persons that are affiliates of Scripps Networks Interactive will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 thereunder. Sales under Rule 144 are subject to provisions relating to notice, manner of sale, volume limitation, and the availability of current public information about Scripps Networks Interactive. Affiliates of Scripps Networks Interactive, including The Edward W. Scripps Trust, will hold approximately [      percent] of our Class A Common Shares and [      percent] of our Common Voting Shares following the distribution. See “Security Ownership of Certain Beneficial Owners and Management” for more information.

Spin-Off Steps

Pursuant to the spin-off, Scripps Networks Interactive will be separated from E. W. Scripps and become a separate publicly-traded company. The spin-off involves the following steps:

Before the distribution date:

•	Scripps Networks Interactive will be organized as an Ohio corporation and wholly-owned subsidiary of Scripps Howard Broadcasting Company.

•	E. W. Scripps will cause its wholly-owned subsidiary Scripps Howard Broadcasting Company to contribute 100 percent of the shares of Scripps Shop at Home Inc. and its 50 percent interest in Cable Program Management Company, GP (a partnership which owns a 10 percent interest in Food Network) to Scripps Networks Interactive.

•	Scripps Howard Broadcasting Company will distribute all of the issued and outstanding shares of Scripps Networks Interactive to E. W. Scripps.

•	E. W. Scripps will contribute all of the issued and outstanding shares of Shopzilla, Inc. and Ulysses U.K., Inc. and all of the issued and outstanding interests in uSwitch, LLC to Scripps Networks Interactive.

•	The Internal Revenue Service will advise E. W. Scripps that the spin-off transaction will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code.

•	The Securities and Exchange Commission (“SEC”) will declare effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registration statement of which this information statement is a part.

•	E. W. Scripps will mail this information statement to its shareholders.

•	E. W. Scripps Board of Directors will determine the record date for the dividend of Scripps Networks Interactive shares to E. W. Scripps shareholders, declare that dividend subject to shareholder approval described below and establish the distribution date.

•	The holders of E. W. Scripps Common Voting Shares will approve the spin-off and certain precedent transactions at the annual meeting of E. W. Scripps shareholders to be held on [ , 2008]. (No vote of the holders of E. W. Scripps Class A Common Shares is required or will be sought in connection with the spin-off.)

•	Our Class A Common Shares are expected to begin trading on a “when issued” basis on or shortly before the record date for the spin-off.

•	E. W. Scripps, as sole shareholder of Scripps Networks Interactive, will:

i. elect the Scripps Networks Interactive Board of Directors;

ii. approve the adoption of certain benefit plans; and

iii. approve various other actions related to the spin-off as described in this information statement.

•	The Scripps Networks Interactive Board of Directors will approve:

iv. The adoption of certain benefit plans.

v. Certain corporate governance documents and policies for Scripps Networks Interactive.

vi. Various other actions related to the spin-off as described in this information statement.

On or before the distribution date:

•	We will have entered into numerous agreements with E. W. Scripps that relate to the spin-off or that will govern our relationship with E. W. Scripps following the completion of the spin-off, including:

vii. the Separation and Distribution Agreement;

viii. the Transition Services Agreement;

ix. the Employee Matters Agreement; and

x. the Tax Allocation Agreement.

On the distribution date:

•	E. W. Scripps will receive an opinion of counsel as to the tax-free nature of the distribution.

•	E. W. Scripps will distribute all of the Class A Common Shares of Scripps Networks Interactive pro rata to the holders of record of E. W. Scripps Class A Common Shares as of the record date and all of the Common Voting Shares of Scripps Networks Interactive pro rata to all of the holders of record of E. W. Scripps Common Voting Shares as of the record date.

Following the distribution date:

•	We expect that our Class A Common Shares will begin trading on the NYSE on a “regular-way” basis under the symbol “SNI” on the first trading day following the distribution date.

•	We will operate as a separate publicly-traded company.

Vote of the Holders of Common Voting Shares of E. W. Scripps and Rights of Dissenting Shareholders

E. W. Scripps will seek approval of the spin-off by the holders of its Common Voting Shares at the company’s annual meeting of shareholders to be held on [          , 2008]. No vote of the holders of E. W. Scripps Class A Common Shares is required or will be sought in connection with the spin-off. While it is clear under Ohio law that no vote of the holders of E. W. Scripps Class A Common Shares is required in connection with the spin-off, it is not clear whether E. W. Scripps must have approval of the holders of its Common Voting Shares; therefore, E. W. Scripps has decided as a precaution to submit the spin-off to such holders for their approval. The Edward W. Scripps Trust owns approximately 88 percent of the Common Voting Shares of E. W. Scripps and is expected to vote in favor of the spin-off at the meeting, thus assuring approval. If it were determined under Ohio law that the holders of E. W. Scripps Common Voting Shares must approve the spin-off, the holders of E. W. Scripps Class A Common Shares and certain holders of E. W. Scripps Common Voting Shares may have dissenters’ rights under Ohio law. For more information on these matters, including information relating to how to preserve any dissenters’ rights you may have, see “Shareholder Approval and Dissenters’ Rights” herein.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to E. W. Scripps shareholders who will receive shares of Scripps Networks Interactive in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither E. W. Scripps nor Scripps Networks Interactive undertakes any obligation to update the information except in the normal course of its respective public disclosure obligations.

DIVIDEND POLICY

Following the spin-off, we intend to adopt a policy of paying, subject to legally available funds, a quarterly cash dividend of [$     ] per Class A Common Share and [$     ] per Common Voting Share. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2007:

•	On an actual basis.

•	On a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma condensed combined financial information.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however such adjustments are subject to change based on the finalization of the terms of the Distribution and the agreements which define our relationship with Scripps after the Distribution. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Historical and Pro Forma Combined Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and our audited combined financial statements and the related notes included elsewhere in this information statement.

As of December 31, 2007	Historical	Pro Forma(*)
		(Unaudited)
	(In thousands)

Cash and cash equivalents	$12,532	$12,532

Long term borrowings	503,361	375,000
Total equity	1,013,288	1,116,613

Total capitalization	$1,516,649	$1,491,613

(*)	The pro forma long-term debt of approximately $375 million reflects borrowings that we intend to make under the $550 million unsecured revolving credit facility to be negotiated for Scripps Networks Interactive prior to the separation. The proceeds of these borrowings will be used to pay a $375 million cash dividend to Scripps immediately prior to the distribution, which Scripps expects to use to repay outstanding indebtedness.

We expect that we would have had, on a pro forma basis, approximately 163 million shares of common stock outstanding as of December 31, 2007, based on each holder of E. W. Scripps common stock receiving a dividend of one share of our common stock for each share of E. W. Scripps common stock, there being approximately 163 million shares of E. W. Scripps common stock outstanding on that date, assuming no exercise of outstanding options.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Our unaudited pro forma condensed combined financial information presented below has been derived from our audited combined financial statements for the year ended December 31, 2007. The pro forma adjustments and notes to the unaudited pro forma condensed combined financial information give effect to the legal formation and capitalization of Scripps Networks Interactive and the contribution of assets and liabilities of the Scripps Networks and Interactive Media businesses by E. W. Scripps. This unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and the notes to those statements included elsewhere in this information statement.

Our unaudited pro forma condensed combined statement of income for the year ended December 31, 2007, has been prepared as though the distribution had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet has been prepared as though the distribution had occurred on December 31, 2007. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events that are directly attributable to the [distribution] and related transaction agreements and that are factually supportable and expected to have a continuing impact on us; however such adjustments are subject to change based on the finalization of the terms of the distribution and the transaction agreements (See “Separation and Distribution Agreement”). In addition, such adjustments are estimates and may not prove to be accurate.

For the fiscal year ended 2007, E.W. Scripps allocated expenses to us in the amount of $47.2 million representing the cost of certain corporate functions performed on our behalf. The expense allocation includes costs related to human resources, finance, information technology, legal, internal audit and other services. After the separation from E.W. Scripps, we will have our own corporate infrastructure and will assume responsibility for all of these functions and the related costs. We expect the costs for such corporate functions, in aggregate, to be approximately $   million on an annual basis going forward. No adjustments have been made to the unaudited pro forma condensed combined financial information below to reflect these costs.

The net change in expenses associated with replacing these functions and establishing our own infrastructure related thereto have not been reflected in the unaudited pro forma condensed combined financial information presented below. This net change in expenses is not to be realized until the transition is complete.

In addition, following the [distribution] date, Scripps Networks Interactive will provide to E. W. Scripps and E. W. Scripps will provide to Scripps Networks Interactive certain services for a limited period, as stipulated in the Transition Service Agreement. Such services will be, but not limited to, information technology support, accounting services, and risk management support. These transitional costs have not been reflected in the unaudited pro forma condensed combined financial information.

In connection with the distribution, we expect to replace funding provided through E. W. Scripps intercompany arrangements with alternative sources at market rates available to us. In addition, we expect to make a dividend payment to E. W. Scripps in an amount equal to $375 million.

The pro forma adjustments include the following items:

•	The distribution of approximately 163 million of shares of our common stock to the stockholders of E. W. Scripps and the payment of a cash dividend to Scripps of $375 million.

•	Compensation expense related to equity awards granted to E.W. Scripps employees that will become employees of Scripps Networks Interactive.

•	Adjustments related to pension.

•	The replacement of intercompany debt payable to E.W. Scripps with other funding obtained by us that we intend to have in place on or prior to the distribution.

The unaudited pro forma condensed combined financial information are provided for illustrative and informational purposes only and do not reflect what our combined balance sheet and statement of income would have been had the distribution occurred at the beginning of all periods presented and are not necessarily indicative of our future financial condition and future results of operations.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2007

		Pro Forma
	Historical	Adjustments	Notes		Pro Forma
	(In thousands)

Assets:
Current assets:
Cash and cash equivalents	$12,532	$375,000	(b	)	$12,532
		(375,000)	(c	)
Accounts and notes receivable, less allowance	364,824				364,824
Programs and program licenses	212,868				212,868
Other current assets	12,533				12,533

TOTAL CURRENT ASSETS	602,757				602,757

Investments	38,444				38,444
Property, plant and equipment, net	173,255				173,255
Goodwill and other intangible assets, net	794,539				794,539
Other non current assets	408,832	(1,536)	(a	)	407,296

TOTAL OTHER ASSETS	1,415,070	(1,536)			1,413,534

TOTAL ASSETS	$2,017,827	$(1,536)			$2,016,291

Liabilities and Parent Company Equity:
Current liabilities:
Accounts payable	$8,010				$8,010
Customer deposits and unearned revenue	15,018				15,018
		$(5,757)	(a	)
Accrued liabilities	121,552	35,855	(d	)	151,650

TOTAL CURRENT LIABILITIES	144,580	30,098			174,678

Deferred income taxes	115,474	2,976	(f	)	118,450
		(503,361)	(a	)
Long-term debt	503,361	375,000	(b	)	375,000
Other long-term liabilities	102,626	(9,574)	(e	)	93,052

TOTAL LIABILITIES	866,041	(104,861)			761,180

Minority interests	138,498				138,498

Parent Company Equity:
Parent Company Investments, net	971,889	(971,889)	(g	)	—
Common stock	—	1,630	(h	)	1,630
Paid-in-Capital	—	1,073,584	(h	)	1,073,584
Accumulated other comprehensive income	41,399				41,399

TOTAL PARENT COMPANY EQUITY	1,013,288	103,325			1,116,613

TOTAL LIABILITIES AND PARENT COMPANY EQUITY	$2,017,827	$(1,536)			$2,016,291

See notes to the unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2007

		Pro Forma
	Historical	Adjustments	Notes		Pro Forma
	(In thousands except per share data)

Operating revenue
Advertising	$928,758				$928,758
Referral fees	254,343				254,343
Network affiliate fees, net	235,248				235,248
Other	22,916				22,916

Total operating revenue	1,441,265				1,441,265

Costs and Expenses
		$1,392	(i	)
Employee compensation and benefits	243,222	28	(j	)	244,642
Program and program licenses	239,343				239,343
Marketing and advertising	186,999				186,999
Other costs and expenses	179,545				179,545

Total costs and expenses	849,109	1,420			850,529

Depreciation	41,248				41,248
Amortization	45,446				45,446
Loss on disposal of property, plant & equipment	687				687
Write-down of uSwitch goodwill and other intangible assets	411,006				411,006

Operating income	93,769	(1,420)			92,349

		312	(j	)
Interest expense	(36,770)	23,804	(k	)	(12,654)
Equity in earnings of affiliates	17,603				17,603
Miscellaneous, net	3,951				3,951

Operating income before taxes and minority interest	78,553	22,696			101,249

Provision for income taxes	126,387	8,405	(l	)	134,792

Operating income (loss) before minority interest	(47,834)	14,291			(33,543)

Minority interest	82,534				82,534

Net income (loss) from continuing operations	$(130,368)	$14,291			$(116,077)

Pro forma loss per common share — basic	N/A		(m	)	(0.71)

Pro forma shares used in computing earnings per common share — basic	N/A		(m	)	163,014

See notes to the unaudited pro forma condensed combined financial information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(a) Represents the elimination of $503,361 of amounts due to E. W. Scripps and affiliates and $5,757 of accrued interest. The related outstanding amount of debt issuance costs written off is $1,536.

(b) Represents the amount drawn out of the $550,000 credit facility. At the spin-off date, Scripps Networks Interactive expects to enter into a five year term revolving credit facility of up to $550 million bearing interest at LIBOR plus an applicable margin.

(c) Represents a $375,000 dividend payment to E. W. Scripps.

(d) Represents the payment of breakage fees of $33,000 due to the extinguishment of the debt due to E. W. Scripps and the payment of $2,855 related to treasury call options. SNI entered into two treasury call options in order to hedge its exposure to any downside in the interest rate, which could have increased the amount of breakage fees. The amount of breakage fees has been estimated based on interest rates in effect as of December 31, 2007, and the extinguishment of the debt as of June 1, 2008. The breakage fees attributable to the debt will be charged to the statement of income as interest expense. However, the breakage fees have been excluded from the pro forma condensed combined statement of income as they are not expected to have a continuing impact on operations.

(e) Represents the adjustment to the pension liability of $9,574 to reflect the pension liability based on E. W. Scripps corporate employees that will become employees of Scripps Networks Interactive after the distribution. Historically, projected benefit obligations of corporate employees have been allocated based on revenue (see (j)).

(f) Represents the net increase in deferred income taxes of $2,976 due to the net change in debt issuance costs, pension liabilities [and stock options].

(g) Represents increase to parent company equity to reflect the followings:

•	The write off of outstanding debt issuance costs of $967, net of tax.

•	The breakage fees of $35,855 (see (d)).

•	The payment of the dividend of $375,000.

•	The adjustment to pension and other benefits of $6,598, net of tax.

•	The elimination of the outstanding debt due to Scripps and accrued interest for $509,118.

•	The reclassification of parent company equity into common stock and paid-in-capital (see (h) for $1,075,214).

(h) Represents the capitalization of Scripps Networks Interactive, including the assumed issuance of approximately 163 million Scripps Networks Interactive common stock at $0.01 par value (based on an estimate of the number of Scripps shares outstanding at December 31, 2007).

(i) Represents the adjustment of historical stock based compensation expense of $1,392 to reflect the incremental value of the stock based compensation attributable to unvested stock options. That incremental value has been triggered by the modification of the terms of the awards due to the equity restructuring. The total incremental value of unrecognized compensation costs related to stock options is $1,599 and is expected to be recognized over a weighted average period of 2 years. The total amount of stock based compensation attributable to vested stock options is $5,047. This expense will be charged to the statement of operations of Scripps Networks Interactive at the date of the spin-off. However, this expense has been excluded from the unaudited pro forma condensed combined statement of operations as it is not expected to a have a continuing impact on operations.

The incremental stock compensation attributable to vested and unvested stock options has been determined based on E.W. Scripps corporate employees that will become employees of Scripps Networks Interactive after the distribution. Historical stock compensation expenses for corporate employees were allocated based on revenue.

(j) Represents the adjustment of historical pension expenses of $28 and deferred compensation interest expense of $312 to reflect the pension expense for E. W. Scripps corporate employees that will become Scripps

Networks Interactive employees after the spin. In the 2007 historical carve out statement of operations, pension expenses of corporate employees and share service centre employees have been allocated based on revenue.

(k) Represents increase to interest expense to reflect the followings:

•	The reversal of existing interest expense of $34,177 related to the amount of debt due to E. W. Scripps.

•	The reversal of the amortization expenses of $2,565 related to the debt issuance costs of the debt due to E. W. Scripps.

•	The interest expense of $12,938 is related to the new revolving credit facility. The interest expense has been calculated using an interest rate of LIBOR in effect as of December 31, 2007, plus an applicable margin, and assuming the average amount drawn on the revolving credit facility would be $375,000. Each one-eight of one percent change in LIBOR would result in a change in interest expense of $469.

(l) Represents $37.0% statutory tax impact of pro forma adjustments (i), (j) and (k).

(m) The calculation of pro forma basic earnings per share and average shares outstanding is based on the average number of shares of E. W. Scripps common stock outstanding for the year ended December 31, 2007, assuming the distribution ratio of one share of Scripps Networks Interactive for every share of E. W. Scripps. The calculation of pro forma diluted earnings per share and shares outstanding is based on the average number of shares of common stock outstanding for the year ended December 31, 2007 and average diluted shares of common stock outstanding for the year ended December 31, 2007. This calculation may not be indicative of the dilutive effect that will actually result from the replacement or adjustment of E. W. Scripps stock based awards held by Scripps Networks Interactive employee and employees of E. W. Scripps or the grant of new stock-based awards. The number of dilutive shares of Scripps Networks Interactive common stock that will result from E. W. Scripps stock options and restricted stock units held by Scripps Networks Interactive employees will not be determined until immediately after the distribution.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table set forth selected historical and pro forma combined financial data. The combined statement of income data for each of the years in three-year period ended December 31, 2007, and the combined balance sheet data as of December 31, 2007 and 2006, have been derived from our audited combined financial statements included elsewhere in this information statement. The combined statement of income data for the years ended December 31, 2004 and 2003 and the combined balance sheet data as of December 31, 2005, 2004 and 2003 are derived from the un-audited combined financial statements not included elsewhere in this information statement. The unaudited pro forma statement of income and financial data have been derived from our combined financial statements for the year ended December 31, 2007, and include adjustments that give effect to transactions contemplated by the separation and distribution agreement.

The selected historical and pro forma combined financial data below should be read in conjunction with our audited combined financial statements and accompanying notes “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The combined financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from E.W. Scripps. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional discussion of the anticipated changes.

Selected Historical and Pro Forma Combined Financial Data

	For the Years Ended December 31,
	Pro Forma
	2007	2007	2006	2005	2004	2003
	(Unaudited)				(Unaudited)
	Dollars in thousands (except per share amounts)

Combined statement of operations data:
Operating revenue(1)
Lifestyle Media	$1,184,901	$1,184,901	$1,052,403	$903,014	$723,713	$535,013
Interactive Services	256,364	256,364	271,066	99,447	—	—

Total segment operating revenue	1,441,265	1,441,265	1,323,469	1,002,461	723,713	535,013

Segment profit (loss)(1)(2)
Lifestyle Media	605,014	605,014	517,572	414,369	304,367	204,297
Interactive Services	39,751	39,751	67,688	27,980	—	—
Corporate	(36,426)	(35,006)	(33,189)	(25,182)	(18,848)	(14,690)

Total segment profit	608,339	609,759	552,071	417,167	285,519	189,607

Depreciation of property, plant and equipment	41,248	41,248	29,020	19,599	12,631	10,900
Amortization of intangible assets	45,446	45,446	41,685	17,614	968	2,226
Interest expense	(12,654)	(36,770)	(54,045)	(36,961)	(29,441)	(29,696)
Income (loss) from continuing operations(3)(4)	(116,077)	(130,368)	233,780	175,880	119,494	81,960
Earnings (loss) per share
Basic	(0.71)	N/A	N/A	N/A	N/A	N/A
Weighted average shares outstanding (000s)
Basic	163,014	N/A	N/A	N/A	N/A	N/A

	As of December 31,
	Pro Forma
	2007	2007	2006	2005	2004	2003
	(Unaudited)			(Unaudited)

Balance sheet data:
Total assets(4)	$2,016,291	$2,017,827	$2,384,952	$2,011,333	$1,454,177	$990,816
Long term debt (including current portion)	375,000	503,361	764,956	824,238	531,047	507,084
Total parent company equity	1,116,613	1,013,288	1,185,578	797,320	587,503	226,740

Notes:

(1)	Operating revenue and segment profit represent the revenues and the profitability measures used to evaluate the operating performance of our reportable segments in accordance with Statement of Financial Accounting Standard (“FAS”) No. 131, Segment Reporting.

(2)	Segment profit is a supplemental non-GAAP financial measure. GAAP means generally accepted accounting principles in the United States. Our chief operating decision maker (as defined by FAS 131) evaluates the operating performance of our reportable segments and makes decisions about the allocation of resources to our reportable segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, impairment of goodwill and intangible assets, divested operating units, investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America. Lifestyle Media segment profits include equity in earnings of affiliates. For a reconciliation of this financial measure to operating income see the table below.

	For the Years Ended December 31,
	Pro Forma
	2007	2007	2006	2005	2004	2003
	(Unaudited)				(Unaudited)
	(In thousands)

Operating income	$92,349	$93,769	$467,424	$368,791	$261,591	$166,625
Equity in earnings of affiliates	17,603	17,603	13,378	11,120	10,329	9,333
Losses on disposal of property, plant and equipment	687	687	564	43	—	523
Impairment of goodwill and intangible assets	411,006	411,006	—	—	—	—
Depreciation	41,248	41,248	29,020	19,599	12,631	10,900
Amortization of intangible assets	45,446	45,446	41,685	17,614	968	2,226

Segment profit	$608,339	$609,759	$552,071	$417,167	$285,519	$189,607

(3)	The 2007 income from continuing operations includes impairment charges to goodwill of $312,116 and other intangibles assets of $98,890, relating to uSwitch.

(4)	The following acquisitions accounted for the increase in operations and assets:

a.	2007- RecipeZaar.com, a user-generated recipe and community site. Pickle.com, a Web site that enables users to easily organize and share photos and videos from any camera or mobile phone device.

b.	2006- uSwitch, a Web-based comparison shopping service that helps consumers compare prices and arrange for the purchase of a range of essential home services and personal finance products.

c.	2005- Shopzilla, a Web-based product comparison shopping service.

d.	2004- The Great American Country network.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations is based upon the combined financial statements and the notes thereto. You should read this discussion and analysis in conjunction with those combined financial statements.

Forward-Looking Statements

This discussion and the information contained in the notes to the combined financial statements contain certain forward-looking statements that are based on our current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond our control, include changes in advertising demand and other economic conditions; consumers’ tastes; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; and reliance on third-party vendors for various products and services. The words “believe,” “expect,” “anticipate,” “estimate,” “intend” and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty. We undertake no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date the statement is made.

Executive Overview

On October 16, 2007, The E. W. Scripps Company (“E. W. Scripps”) announced that its Board of Directors unanimously authorized management to pursue a plan to separate into two publicly traded companies. The proposed separation will create a new company, Scripps Networks Interactive, Inc. (“Scripps Networks Interactive”), which will include E.W. Scripps’ national lifestyle media brands (HGTV, Food Network, DIY Network, Fine Living Network and Great American Country and their category-leading Internet businesses) and online comparison shopping services (Shopzilla and uSwitch and their associated Web sites). E. W. Scripps will continue to include the newspaper publishing, broadcast television, licensing and syndication businesses, and the Scripps Media Center in Washington, DC. The separation will allow the management teams to focus on the respective opportunities for each company and pursue specific growth and development strategies that are based on the distinct characteristics of the two companies’ local and national media businesses. The transaction is expected to take the form of a tax-free dividend of Scripps Networks Interactive shares to all E. W. Scripps shareholders on a one-for-one basis. The separation is contingent upon approval of the final plan by the board of directors and the holders of E. W. Scripps Common Voting Shares and the filing and effectiveness of this information statement with the Securities and Exchange Commission.

Scripps Networks Interactive is a leading lifestyle content and Internet search company with respected, high-profile television and interactive brands. Our national television networks and interactive services engage audiences and efficiently serve advertisers by delivering entertaining and highly useful content that focuses on specifically defined topics of interest.

We manage our operations through two reportable operating segments: (i) Lifestyle Media (formerly Scripps Networks), which includes HGTV, Food Network, DIY Network (DIY), Fine Living, Great American Country (GAC), a minority interest in Fox-BRV Southern Sports Holdings LLC, and Internet-based businesses, including RecipeZaar.com, HGTVPro.com and FrontDoor.com; and (ii) Interactive Services (formerly Interactive Media), which includes online comparison shopping and consumer information services, Shopzilla, BizRate and uSwitch.

Lifestyle Media continued to demonstrate industry-leading growth in 2007. Revenues were up 13 percent year-over-year, led by the continuing success of our flagship networks, HGTV and Food Network, but also helped by double-digit revenue growth at our three emerging networks. Ratings at HGTV in 2007 were the highest ever as programming like House Hunters and Designed to Sell continued to draw viewers, and the network continues to attract audiences across key demographics. At Food Network, ratings strengthened in the latter part of 2007 as programming targeted at younger viewers, such as Ace of Cakes, attracted a growing audience. Our newer networks are also demonstrating success as they continue to broaden their distribution. DIY and FLN are pushing the

50-million subscriber mark and GAC surpassed that mark during 2007. Our branded Web sites are also helping us build a leading presence on the Internet. FoodNetwork.com attracted a record 13 million unique visitors in December 2007, making it the top Web site in the food and cooking category. We continue to take steps to broaden our Internet presence, such as the acquisition of RecipeZaar.com and the launch of FrontDoor.com. Lifestyle Media continues to focus on driving ratings growth at HGTV and Food Network through popular programming, expanding the distribution of our emerging networks, broadening our Internet-based offerings, and identifying opportunities to extend our nationally recognized brands to create new revenue streams.

In our Interactive Services division, we continue to adapt to a changing competitive landscape that affected results throughout 2007. Falling energy prices in the United Kingdom resulted in less switching activity and lower revenue at uSwitch during 2007 compared with previous years. While we have made efforts to grow other service categories at uSwitch, including personal finance and insurance products, our revenue remains concentrated in the energy market. This concentration, combined with the changes in the energy markets in the United Kingdom, led to lowered future cash flow expectations for uSwitch, which resulted in a non-cash impairment charge of $411 million in the fourth quarter. At Shopzilla, we began to see improvement in the latter half of 2007, with revenue improving in the fourth quarter in comparison with the same period a year ago. We are continuing our efforts to become more efficient at acquiring paid traffic and attracting free traffic to the site. During December 2007, we topped 26 million visitors to the Shopzilla sites for the first time. To enhance the customer experience at Shopzilla and drive traffic to the site, we continue to focus on expanding the amount and relevance of product information on the site. At uSwitch, we have aligned costs with the current business conditions to reduce the impact of the lower switching activity experienced in recent periods.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make a variety of decisions which affect reported amounts and related disclosures, including the selection of appropriate accounting principles and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions. We are committed to incorporating accounting principles, assumptions and estimates that promote the representational faithfulness, verifiability, neutrality and transparency of the accounting information included in the financial statements.

Note 2 to the Combined Financial Statements describes the significant accounting policies we have selected for use in the preparation of our financial statements and related disclosures. We believe the following to be the most critical accounting policies, estimates and assumptions affecting our reported amounts and related disclosures.

Programs and Program Licenses — Production costs for programs produced by us or for us are capitalized as program assets. Such costs include direct costs, production overhead, development costs and acquired production costs. Capitalized program assets are amortized to expense over the estimated useful lives of the programs based on expected future cash flows. Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of cable and satellite television subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to fair value may be required. Development costs for programs that we have determined will not be produced are written off.

Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when the programs become available for broadcast. Program licenses are amortized based upon expected cash flows over the term of the license agreement.

The net realizable value of programs and program licenses is reviewed for impairment using a day-part methodology. A day-part is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. Our day-parts are: early morning, daytime, late night, and primetime.

Estimated values are based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than our projections, programming cost write-downs may be required.

Revenue Recognition — Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. When a sales arrangement contains multiple elements, such as the sale of advertising and other services, revenue is allocated to each element based upon its relative fair value. Revenue is reported net of our remittance of sales taxes, value added taxes, and other taxes collected from our customers.

We have revenue recognition policies for our operating segments that are specific to the circumstances of each business. See Note 2 to the Combined Financial Statements for a summary of these revenue recognition policies.

Acquisitions — Financial Accounting Standards No. (“FAS”) 141, Business Combinations, requires assets acquired and liabilities assumed in a business combination to be recorded at fair value. We generally determine fair values using comparisons to market transactions and discounted cash flow analyses. The use of a discounted cash flow analysis requires significant judgment to estimate the future cash flows derived from the asset and the expected period of time over which those cash flows will occur and to determine an appropriate discount rate. Changes in such estimates could affect the amounts allocated to individual identifiable assets. While we believe our assumptions are reasonable, if different assumptions were made, the amount allocated to intangible assets could differ substantially from the reported amounts.

Goodwill and Other Indefinite-Lived Intangible Assets — FAS 142, Goodwill and Other Intangible Assets, requires that goodwill for each reporting unit be tested for impairment on an annual basis or when events occur or circumstances change that would indicate the fair value of a reporting unit could be below its carrying value. For purposes of performing the impairment test for goodwill, our reporting units are Lifestyle Media, Shopzilla and uSwitch. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

FAS 142 also requires us to compare the fair value of each indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized.

To determine the fair value of our reporting units and indefinite-lived intangible assets, we generally use market data, appraised values and discounted cash flow analyses. The use of a discounted cash flow analysis requires significant judgment to estimate the future cash flows derived from the asset or business and the period of time over which those cash flows will occur and to determine an appropriate discount rate. Changes in our estimates and projections or changes in our established reporting units could materially affect the determination of fair value for each reporting unit.

Our 2007 annual impairment analysis, which was performed during the fourth quarter, resulted in a non-cash impairment charge of $312 million to write-down the value of goodwill related to our uSwitch business. The write-down is primarily attributed to lower energy switching activity. Due to our high concentration in the energy market, the decline in switching activity adversely impacted our forecast of uSwitch’s future results.

Finite-Lived Intangible Assets — In determining whether finite-lived intangible assets (e.g., customer lists, trade name, patents, technology, networks distribution relationships) are impaired, FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, does not provide for an annual impairment test. Instead it requires that a triggering event occur before testing an asset for impairment. Such triggering events include the significant disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related asset. Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of undiscounted future cash flows against the carrying value of the asset. If the carrying value of such asset exceeds the undiscounted cash flows, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset. If the intent is to hold the asset for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale or there is an actively pursuing buyer), the impairment test involves comparing the asset’s carrying value to its fair value. To the extent the carrying value is greater than the asset’s fair value, an impairment loss is recognized for the difference.

Significant judgments in this area involve determining whether a triggering event has occurred and the determination of the cash flows for the assets involved and the discount rate to be applied in determining fair value. Upon completing our impairment test in the fourth quarter of 2007, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly our 2007 results include a write down of intangible assets totaling $99 million.

Income taxes — We account for uncertain tax positions in accordance with Financial Accounting Standards Board (the “FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The application of income tax law is inherently complex. As such, we are required to make many assumptions and judgments regarding our income tax positions and the likelihood of whether such tax positions would be sustained if challenged. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in our assumptions and judgments can materially affect amounts recognized in the combined financial statements.

We have deferred tax assets primarily related to state net operating loss carryforwards and capital loss carryforwards. We record a tax valuation allowance to reduce such deferred tax assets to the amount that is more likely than not to be realized. We consider ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we determine the deferred tax asset we would realize would be greater or less than the net amount recorded, an adjustment would be made to the tax provision in that period.

In 2007, we changed our estimate of the realizable value of certain uSwitch deferred tax assets. Our tax provision was increased $9.5 million. Modifications to our state tax filing positions in certain jurisdictions and changes in our estimates of unrealizable state operating loss carryforwards reduced the tax provision $15.8 million in 2006.

Pension Plans — The measurement of our pension obligations and related expense is dependent on a variety of estimates, including: discount rates; expected long-term rate of return on plan assets; expected increase in compensation levels; and employee turnover, mortality and retirement ages. We review these assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. In accordance with accounting principles generally accepted in the United States of America, the effects of these modifications are recorded currently or amortized over future periods. We consider the most critical of our pension estimates to be our discount rate and the expected long-term rate of return on plan assets.

The discount rate used to determine our future pension obligations is based upon a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The rate is determined each year at the plan measurement date and affects the succeeding year’s pension cost. At December 31, 2007, the discount rate was 6.25 percent as compared with 6.0 percent at December 31, 2006. Discount rates can change from year to year based on economic conditions that impact corporate bond yields. A decrease in the discount rate increases pension expense. A 0.5 percent change in the discount rate as of December 31, 2007, to either 5.75 percent or 6.75 percent, would increase or decrease our pension obligations as of December 31, 2007, by approximately $4 million and increase or decrease 2007 pension expense by approximately $2 million.

The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compound rate of return on plan assets for 10- and 15-year periods. At December 31, 2007, the expected long-term rate of return on plan assets was 8.25 percent. For the ten-year period ended December 31, 2007, our actual compounded rate of return was 8.0 percent. A decrease in the expected rate of return on plan assets increases pension expense. A 0.5 percent change in the expected long-term rate of return on plan assets, to either 7.75 percent or 8.75 percent, would increase or decrease our 2007 pension expense by approximately $0.2 million.

We had cumulative unrecognized actuarial losses for our pension plans of $21.0 million at December 31, 2007. Unrealized actuarial gains and losses result from deferred recognition of differences between our actuarial assumptions and actual results. In 2007, we had an actuarial loss of $17.5 million, primarily due to mortality table, termination rates and retirement rates. The cumulative unrecognized net loss is primarily due to declines in corporate bond yields and the unfavorable performance of the equity markets between 2000 and 2002. Amortization of unrecognized actuarial losses may result in an increase in our pension expense in future periods. Based on our current assumptions, we anticipate that 2008 pension expense will include $1.5 million in amortization of unrecognized actuarial losses.

New Accounting Pronouncements

As more fully described in Note 2 to the Combined Financial Statements, we adopted FAS 123(R), Share-Based Payment on January 1, 2006, FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB statements No. 87, 88, 106 and 132(R) effective December 31, 2006 and FIN 48, Accounting for Uncertainty in Income Taxes on January 1, 2007.

In September 2006, the FASB issued FAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our combined financial statements upon adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (FAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of FAS 159 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our combined financial statements upon adoption.

In June 2007, the FASB ratified EITF 06-11, Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect a material impact to our combined financial statements upon adoption.

In December 2007, the FASB issued FAS 141(R), Business Combinations, and FAS 160, Non-controlling Interests in Consolidated Financial Statements. FAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination. FAS 160 provides guidance related to accounting for non-controlling (minority) interests as equity in the consolidated financial statements. FAS 141(R) and FAS 160 are effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of these standards on the combined financial statements.

Results of Operations

The trends and underlying economic conditions affecting the operating performance and future prospects differ for each of our business segments. Accordingly, we believe the following discussion of our combined results of operations should be read in conjunction with the discussion of the operating performance of our business segments that follows on pages 49 through 53.

Combined Results of Operations — Combined results of operations were as follows:

	For the Years Ended December 31,
	2007	Change	2006	Change	2005
	(In thousands)

Operating revenues	$1,441,265	8.9%	$1,323,469	32.0%	$1,002,461
Costs and expenses	(849,109)	8.2%	(784,776)	31.6%	(596,414)
Depreciation and amortization of intangibles	(86,694)	22.6%	(70,705)	90.0%	(37,213)
Write down of uSwitch goodwill and intangible assets	(411,006)		—		—
Losses on disposal of property, plant & equipment	(687)	21.8%	(564)		(43)

Operating income	93,769	(79.9)%	467,424	26.7%	368,791

Interest expense	(36,770)	(32.0)%	(54,045)	46.2%	(36,961)
Equity in earnings of affiliates	17,603	31.6%	13,378	20.3%	11,120
Miscellaneous, net	3,951		696		(293)

Income from continuing operations before income taxes and minority interests	78,553	(81.6)%	427,453	24.7%	342,657

Provision for income taxes	126,387	4.6%	120,877	7.6%	112,346

Income (loss) from continuing operations before minority interests	(47,834)		306,576	33.1%	230,311

Minority interests	82,534	13.4%	72,796	33.7%	54,431

Income (loss) from continuing operations	(130,368)		233,780	32.9%	175,880

Income (loss) from discontinued operations, net of tax	3,961		(41,856)	(64.2)%	(117,032)

Net income (loss)	$(126,407)		$191,924		$58,848

Discontinued Operations — In accordance with the provisions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of Shop at Home are presented as discontinued operations.

Operating results for our discontinued operations were as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Operating revenues	$1,323	$168,183	$359,256

Income (loss) from operations	$1,146	$(57,371)	$(141,427)
Loss from divestiture	(255)	(10,431)	—

Income (loss) from discontinued operations before tax	891	(67,802)	(141,427)
Income taxes (benefit)	(3,070)	(25,946)	(24,395)

Income (loss) from discontinued operations	$3,961	$(41,856)	$(117,032)

On April 24, 2007, we closed the sale of the two Shop at Home-affiliated stations located in Lawrence, MA and Bridgeport, CT for a cash consideration of $61 million.

Operating results of our discontinued operations in 2005 include a non-cash charge of $103.1 million to write-down Shop At Home’s goodwill and certain intangible assets.

Shop At Home’s loss from operations in 2006 includes $30.1 million of costs associated with employee termination benefits, the termination of long-term agreements and charges to write-down certain assets of the network. The loss on divestiture in 2006 includes $12.1 million of losses on the sale of property and other assets to Jewelry Television.

The tax benefit that was recognized in 2007 is primarily attributed to differences that were identified between our prior year tax provision and tax returns.

Continuing Operations

2007 compared with 2006

Operating revenues were up 8.9 percent in 2007 compared with 2006. Increases in revenues at our national television networks were partially offset by lower revenues in our online comparison shopping businesses. Increases in advertising revenues, both on television and the Internet, and higher affiliate fee revenue contributed to the increase in revenues at our Lifestyle Media division. Declines in revenues at our Interactive Services businesses were primarily attributed to reduced online energy switching activity at uSwitch and lower referral fee revenue at Shopzilla.

Costs and expenses in 2007 were primarily impacted by the expanded hours of original programming at our national networks and costs related to the leadership transition at Shopzilla.

Depreciation incurred on capitalized software development costs at our Interactive Services businesses contributed to the increase in depreciation and amortization. Additionally, we wrote down intangible assets $5.2 million as a result of changes to the terms of a distribution agreement at our Shopzilla business in 2007.

In conjunction with our annual impairment test of goodwill and intangible assets, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly, our 2007 results include a write-down of goodwill and intangible assets totaling $411 million.

Interest expense includes interest incurred on our outstanding borrowings and deferred compensation and other employment agreements. Interest incurred on our outstanding borrowings decreased in 2007 due to lower average debt levels. The average balance of outstanding borrowings was $649 million at an average rate of 5.0 percent in 2007 and $946 million at an average rate of 5.1 percent in 2006.

Our effective tax rate was 160.9 percent in 2007 and 28.3 percent in 2006. The comparability of the year-over-year effective tax rate is affected by the write-off of uSwitch non-deductible goodwill totaling $312 million. Additionally, our effective income tax rate is affected by the growing profitability of Food Network. Food Network is operated pursuant to the terms of a general partnership, in which we own an approximate 69 percent residual interest. Income taxes on partnership income accrue to the individual partners. While the income before income tax reported in our financial statements includes all of the income before tax of the partnership, our income tax provision does not include income taxes on the portion of Food Network income that is attributable to the non-controlling interest.

Minority interest increased year-over-year primarily due to the increased profitability of the Food Network. Food Network’s profits are allocated in proportion to each partner’s residual interests in the partnership, of which we own approximately 69 percent.

2006 compared with 2005

The increase in operating revenues was primarily due to the continued growth in advertising and network affiliate fee revenues at our national television networks, the June 2005 acquisition of Shopzilla, and the March 2006 acquisition of uSwitch. The growth in advertising revenues was primarily driven by increased demand for advertising time and higher advertising rates at our networks. The growth in affiliate fee revenues is attributed to scheduled rate increases and wider distribution of our networks.

Costs and expenses were primarily impacted by the expanded hours of original programming and costs to promote our national networks and the acquisitions of Shopzilla and uSwitch. In addition, we adopted the requirements of FAS 123(R) effective January 1, 2006, and began recording compensation expense on stock options granted to employees. Stock option expense, including the costs of immediately expensed options granted to retirement eligible employees, increased our costs and expenses $8.9 million in 2006.

Depreciation and amortization increased primarily as a result of the acquisitions of Shopzilla and uSwitch.

Interest expense includes interest incurred on our outstanding borrowings and deferred compensation and other employment agreements. Interest incurred on our outstanding borrowings increased in 2006 due to higher average debt levels attributed to the Shopzilla and uSwitch acquisitions. In connection with the June 2005 acquisition of Shopzilla, we issued $150 million in 5-year notes at a rate of 4.3 percent. We financed the remainder of the Shopzilla and uSwitch transactions with commercial paper. The average outstanding commercial paper balance in 2006 was $349 million at an average rate of 5.0 percent compared with $148 million at an average rate of 3.3 percent in 2005.

The effective tax rate was 28.3 percent in 2006 and 32.8 percent in 2005. The effective tax rate is affected by the growing profitability of Food Network and the portion of Food Network income that is attributed to the non-controlling interest. Income before income tax includes amounts attributed to the non-controlling interest in Food Network of $72.9 million in 2006 and $54.4 million in 2005.

Minority interest increased year-over-year primarily due to the increased profitability of the Food Network.

Business Segment Results

As discussed in Note 19 to the Combined Financial Statements, our chief operating decision maker (as defined by FAS 131, Segment Reporting) evaluates the operating performance of our business segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, divested operating units, restructuring activities, investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America.

Items excluded from segment profit generally result from decisions made in prior periods or from decisions made by corporate executives rather than the managers of the business segments. Depreciation and amortization charges are the result of decisions made in prior periods regarding the allocation of resources and are therefore excluded from the measure. Financing, tax structure and divestiture decisions are generally made by corporate executives. Excluding these items from our business segment performance measure enables us to evaluate business segment operating performance based upon current economic conditions and decisions made by the managers of those business segments in the current period.

Information regarding the operating performance of our business segments determined in accordance with FAS 131 and a reconciliation of such information to the combined financial statements is as follows:

	For the Years Ended December 31,
(In thousands)	2007	Change	2006	Change	2005

Segment operating revenue:
Lifestyle Media	$1,184,901	12.6%	$1,052,403	16.5%	$903,014
Interactive Services	256,364	(5.4)%	271,066		99,447

Total operating revenue	1,441,265	8.9%	1,323,469	32.0%	1,002,461

Segment profit (loss):
Lifestyle Media	605,014	16.9%	517,572	24.9%	414,369
Interactive Services	39,751	(41.3)%	67,688		27,980
Corporate	(35,006)	5.5%	(33,189)	31.8%	(25,182)
Depreciation and amortization of intangibles	(86,694)	22.6%	(70,705)	90.0%	(37,213)
Write down of uSwitch goodwill and intangible assets	(411,006)		—		—
Interest expense	(36,770)	(32.0)%	(54,045)	46.2%	(36,961)
Loss on the disposal of property, plant and equipment	(687)	21.8%	(564)		(43)
Miscellaneous, net	3,951		696		(293)

Income from continuing operations before income taxes and minority interest	$78,553	(81.6)%	$427,453	24.7%	$342,657

Lifestyle Media — Lifestyle Media includes five national television networks and their affiliated Web sites, HGTV, Food Network, DIY Network (“DIY”), Fine Living, and Great American Country (“GAC”); and our 7.25 percent interest in FOX-BRV Southern Sports Holdings, LLC which comprises the Sports South and Fox Sports Net South regional television networks. Our networks also operate internationally through licensing agreements and joint ventures with foreign entities.

Advertising and network affiliate fees provide substantially all of each network’s operating revenues and employee costs and programming costs are the primary expenses. The demand for national television advertising is the primary economic factor that impacts the operating performance of our networks.

Operating results for Lifestyle Media were as follows:

	For the Years Ended December 31,
	2007	Change	2006	Change	2005
	(In thousands)

Segment operating revenues:
Advertising	$928,221	11.1%	$835,848	15.0%	$726,602
Network affiliate fees, net	235,248	20.8%	194,662	16.6%	167,012
Other	21,432	(2.1)%	21,893		9,400

Total segment operating revenues	1,184,901	12.6%	1,052,403	16.5%	903,014

Segment costs and expenses:
Employee compensation and benefits	146,576	15.0%	127,510	11.5%	114,389
Program and program licenses	239,343	22.1%	196,052	12.8%	173,823
Other segment costs and expenses	211,571	(5.8)%	224,647	6.2%	211,553

Total segment costs and segments	597,490	9.0%	548,209	9.7%	499,765

Segment profit before equity in earnings of affiliates	587,411	16.5%	504,194	25.0%	403,249
Equity in earnings of affiliates	17,603	31.6%	13,378	20.3%	11,120

Segment profit	$605,014	16.9%	$517,572	24.9%	$414,369

Supplemental information
Billed network affiliate fees	$255,874		$211,579		$187,774
Program payments	291,713		287,494		218,377
Depreciation and amortization	24,015		20,777		18,160
Capital expenditures	35,306		17,579		22,635
Business acquisitions and other additions to long lived assets, primarily program assets	317,566		286,130		210,219

Advertising revenues increased primarily due to an increased demand for advertising time and higher advertising rates at our networks. Improved ratings and viewership, particularly at HGTV, and strong pricing in the scatter advertising market contributed to the increases in advertising revenues.

Distribution agreements with cable and satellite television systems currently in force require the payment of affiliate fees over the terms of the agreements. The increase in network affiliate fees over each of the last three years reflects both scheduled rate increases and wider distribution of the networks.

On December 31, 2006, HGTV’s affiliation agreements with Time Warner and Comcast expired. During 2007, we entered into new long-term affiliation agreements with both of these providers which secured distribution to approximately 42 percent of HGTV’s subscribers.

We continue to successfully develop our network brands on the Internet and through merchandise sales. Our Internet sites had revenues of $74.0 million in 2007, $57.0 million in 2006, and $36.0 million in 2005. In the third quarter of 2007, Kohl’s began selling a Food Network branded line of home goods.

Employee compensation and benefits increased primarily due to the hiring of additional employees to support the growth of Lifestyle Media. In addition, the expensing of stock options starting in 2006 increased employee compensation and benefits $4.0 million in 2007 and $3.5 million in 2006 as compared with 2005.

Programs and program licenses increased due to the improved quality and variety of programming, and expanded programming hours.

Capital expenditures in 2007 and 2006 include the costs related to the expansion of the Lifestyle Media headquarters in Knoxville. Capital expenditures in 2005 include the costs of upgrading our broadcast operations.

Supplemental financial information for Lifestyle Media is as follows:

	For the Years Ended December 31,
(In thousands)	2007	Change	2006	Changes	2005

Operating revenues by brand:
HGTV	$580,461	12.6%	$515,734	13.4%	$454,629
Food Network	476,483	11.5%	427,425	19.7%	357,043
DIY	55,573	13.2%	49,075	10.1%	44,577
Fine Living	45,844	24.0%	36,963	37.2%	26,934
GAC	25,360	25.1%	20,269	30.8%	15,502
Other	1,180	(59.8)%	2,937	(32.2)%	4,329

Total segment operating revenue	$1,184,901	12.6%	$1,052,403	16.5%	$903,014

Homes reached in December(1)
HGTV	95,800	5.0%	91,200	2.6%	88,900
Food Network	95,800	5.2%	91,100	3.5%	88,000
DIY	46,900	11.1%	42,200	22.3%	34,500
Fine Living	49,900	17.7%	42,400	46.2%	29,000
GAC	53,100	14.9%	46,200	17.3%	39,400

(1)	Approximately 100 million homes in the United States receive cable or satellite television. Homes reached are according to the Nielsen Homevideo Index (“Nielsen”), with the exception of Fine Living which is not yet rated by Nielsen and represent comparable amounts estimated by us.

Interactive Services — Interactive Services includes our online comparison shopping services, Shopzilla and uSwitch.

Shopzilla, acquired on June 27, 2005, operates a product comparison shopping service that helps consumers find products offered for sale on the Web by online retailers. Shopzilla aggregates and organizes information on millions of products from thousands of retailers. Shopzilla also operates BizRate, a Web-based consumer feedback network that collects millions of consumer reviews of stores and products each year.

We acquired uSwitch on March 16, 2006. uSwitch operates an online comparison service that helps consumers compare prices and arrange for the purchase of a range of essential home services including gas, electricity, home phone, broadband providers, auto insurance and personal finance products primarily in the United Kingdom.

Our Interactive Services businesses earn revenue primarily from referral fees and commissions paid by participating online retailers and service providers.

Financial information for Interactive Services is as follows:

	For the Years Ended December 31,
	2007	Change	2006	Change	2005
	(In thousands)

Segment operating revenues	$256,364	(5.4)%	$271,066		$99,447
Segment costs and expenses	216,613	6.5%	203,378		71,467

Segment profit	39,751	(41.3)%	67,688		27,980

Supplemental information
Depreciation and amortization	62,678		49,803		18,738
Write-down of uSwitch	411,006		—		—
Capital expenditures	35,564		21,534		5,561
Business acquisitions and other additions to long lived assets	—		372,157		535,127

On a pro forma basis, assuming we had owned Shopzilla and uSwitch for all of 2006 and 2005, operating revenues would have been $281.3 million in 2006 and $180.1 million in 2005. Operating revenues in 2007 were affected by changing market conditions within these businesses. Lower energy prices in the United Kingdom have resulted in lower switching activity and revenue at uSwitch, and increased competition in comparison shopping has made it more costly to acquire and monetize traffic at Shopzilla.

At uSwitch, we are continuing our efforts to grow revenues from service categories other than energy. Excluding energy related switches, other switching revenues are up nearly 27 percent in 2007 compared with 2006. Despite these efforts to grow our other service offerings, uSwitch’s revenues continue to be highly concentrated in energy related switches. Approximately 63 percent of uSwitch’s revenues were derived from energy related switches in 2007. Due primarily to the general decline in the energy switching activity at uSwitch and the negative impact this decline is expected to have on uSwitch’s future results, we recorded a non-cash charge in 2007 of $411 million to write-down uSwitch’s goodwill and intangible assets.

Our strategy at uSwitch going forward is to continue to align costs with the current market conditions we are experiencing and continue to diversify the business to reduce its dependence on energy switching.

In the latter half of 2007, we began to see improvement at Shopzilla. Revenue in the fourth quarter of 2007 increased slightly compared with the fourth quarter of 2006 primarily due to traffic acquisition efficiencies. In addition, Shopzilla’s Web sites continue to rank in the top 10 of all U.S. retail Web properties.

Segment profit in 2007 was impacted by $10 million of costs that were incurred in the first quarter to build brand awareness for uSwitch and $7 million of costs incurred related to a management transition at Shopzilla.

Capital expenditures in 2007 and 2006 primarily relate to capitalized software development costs.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flow from operating activities. Marketing services, including advertising and referral fees, provide approximately 80 percent of total operating revenues, so cash flow from operating activities is adversely affected during recessionary periods. Information about our use of cash flow from operating activities is presented in the following table:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Net cash provided by continuing operating activities	$383,221	$293,143	$166,684
Net cash provided by (used in) discontinued operations	44,225	95,218	(22,240)
Distributions paid to minority interest	(62,968)	(38,157)	(29,042)
Change in parent company investment, net	(3,557)	136,517	148,234

Cash flow available for acquisitions, investments and debt repayment	$360,921	$486,721	$263,636

Sources and uses of available cash flow:
Business acquisitions	$(29,880)	$(372,157)	$(522,786)
Capital expenditure	(73,093)	(40,417)	(29,026)
Other investing activity	(242)	(98)	(243)
(Decrease) increase in long term debt	(261,282)	(59,611)	293,959

Our cash flow has been used primarily to fund acquisitions and investments, develop new businesses, and repay debt. Net cash provided by operating activities has increased year-over-year due to the improved operating performance of our business segments.

In July 2007, we reached agreements to acquire the Web sites RecipeZaar.com and Pickle.com for total cash consideration of approximately $30 million.

On April 24, 2007, we closed the sale for the two Shop At Home-affiliated stations located in Lawrence, MA, and Bridgeport, CT, which provided cash consideration of approximately $61 million.

In 2006, we closed the sale of the Shop At Home-affiliated stations located in San Francisco, CA, Canton, OH and Wilson, NC for cash consideration of $109 million.

In 2006, we sold certain assets of our Shop At Home business for cash consideration of approximately $17 million. Cash expenditures associated with the termination of long-term agreements and employee termination benefits at Shop At Home totaled approximately $15 million in 2006.

In March 2006, we acquired 100 percent of the common stock of uSwitch for approximately $372 million, net of cash and short-term investments acquired.

On June 27, 2005, we acquired 100 percent ownership of Shopzilla for approximately $570 million in cash. Assets acquired in the transaction included approximately $34 million of cash and $12 million of short-term investments. The acquisition was financed using a combination of cash on hand and additional borrowings.

Pursuant to the terms of the Food Network general partnership agreement, the partnership is required to distribute available cash to the general partners. Cash distributions to Food Network’s non-controlling interests were $63.0 million in 2007, $38.2 million in 2006 and $29.0 million in 2005.

Contractual Obligations

The following table provides a summary of our contractual cash commitments as of December 31, 2007 is as follows:

	Less than	Years	Years	Over
	1 Year	2 & 3	4 & 5	5 Years	Total
	(In thousands)

Long-term debt:
Principal amounts(1)	$40,000	$199,100	$264,959	$—	$504,059
Interest on notes	23,243	40,019	17,929	—	81,191
Network launch incentives:
Network launch incentive offers accepted	4,616	6,738	—	—	11,354
Incentives offered to cable television systems	2,574	6,599	1,091	—	10,264
Programming:
Available for broadcast	16,555	—	—	—	16,555
Not yet available for broadcast	75,132	37,080	353	—	112,565
Employee compensation and benefits:
Deferred compensation and benefits	940	1,880	1,880	15,010	19,710
Employment and talent contracts	22,157	9,239	—	—	31,396
Operating leases:
Non-cancelable	15,021	29,845	26,839	63,595	135,300
Cancelable	248	123	6,116	1,730	8,217
Pension obligations:
Minimum pension funding	912	1,805	1,678	7,448	11,843
Other commitments:
Distribution agreements	1,573	3,289	3,420	3,049	11,331
Satellite transmission	5,460	10,380	8,160	27,880	51,880
Non-cancelable purchase and service commitments	8,397	1,372	31	—	9,800
Other purchase and service commitments	26,242	20,197	2,552	—	48,991

Total contractual cash obligations	$243,070	$367,666	$335,008	$118,712	$1,064,456

(1)	The long-term debt obligations above reflect our historical debt level, which is not representative of the debt repayment that will be due under our anticipated indebtedness of $375 million. We will describe the terms of the new credit facilities once we have negotiated the terms with the lenders under the bank facility.

In the ordinary course of business we enter into long-term contracts to obtain distribution of our networks, to license or produce programming, to secure on-air talent, to lease office space and equipment, to obtain satellite transmission rights, and to purchase other goods and services.

Long-Term Debt — Principal payments on long-term debt reflect the repayment of our fixed-rate notes in accordance with their contractual due dates. Principal payments also include the repayment of our outstanding variable rate credit facilities assuming repayment will occur upon the expiration of the facility in June 2011.

Interest payments on our fixed-rate notes are projected based on each note’s contractual rate and maturity. Interest payments on our variable-rate credit facilities assume that the outstanding balance on the facilities and the related variable interest rates remain unchanged until the expiration of the facilities in June 2011.

Network Launch Incentives — We may offer incentives to cable and satellite television systems in exchange for long-term contracts to distribute our networks. Such incentives may be in the form of cash payments or an initial period in which the payment of affiliate fees is waived. We become obligated for such incentives at the time a cable or satellite television system launches our programming.

Amounts included in the above table for network launch incentive offers accepted by cable and satellite television systems include both amounts due to systems that have launched our networks and estimated incentives due to systems that have agreed to launch our networks in future periods.

We have offered launch incentives to cable and satellite television systems that have not yet agreed to carry our networks. Such offers generally expire if the system does not launch our programming by a specified date. We expect to make additional launch incentive offers to cable and satellite television systems to expand the distribution of our networks.

Programming — Program licenses generally require payments over the terms of the licenses. Licensed programming includes both programs that have been delivered and are available for telecast and programs that have not yet been produced. If the programs are not produced, our commitments would generally expire without obligation.

We also enter into contracts with certain independent producers for the production of programming that airs on Scripps Networks. Production contracts generally require us to purchase a specified number of episodes of the program.

We expect to enter into additional program licenses and production contracts to meet our future programming needs.

Talent Contracts — We secure on-air talent for Scripps Networks through multi-year talent agreements. Certain agreements may be terminated under certain circumstances or at certain dates prior to expiration. We expect our employment and talent contracts will be renewed or replaced with similar agreements upon their expiration. Amounts due under the contracts, assuming the contracts are not terminated prior to their expiration, are included in the contractual commitments table.

Operating Leases — We obtain certain office space under multi-year lease agreements. Leases for office space are generally not cancelable prior to their expiration. Leases for operating and office equipment are generally cancelable by either party on 30 to 90 day notice. However, we expect such contracts will remain in force throughout the terms of the leases. The amounts included in the table above represent the amounts due under the agreements assuming the agreements are not canceled prior to their expiration.

We expect our operating leases will be renewed or replaced with similar agreements upon their expiration.

Pension Funding — We sponsor qualified defined benefit pension plans that cover substantially all employees. We also have a non-qualified Supplemental Executive Retirement Plan (“SERP”).

Contractual commitments summarized in the contractual obligations table include payments to meet minimum funding requirements of our defined benefit pension plans in 2007 and estimated benefit payments for our unfunded non-qualified SERP plan.

Estimated payments for the SERP plan have been estimated over a ten-year period. Accordingly, the amounts in the over 5 years column include estimated payments for the periods of 2013-2017. While benefit payments under these plans are expected to continue beyond 2017, we believe it is not practicable to estimate payments beyond this period.

Income Tax Obligations — The Contractual Obligations table does not include any reserves for income taxes recognized under FIN 48 due to the fact that we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. As of December 31, 2007, our reserves for income taxes totaled $37.8 million which is reflected as an other long-term liability in our consolidated balance sheets. (See Note 7 to the Consolidated Financial Statements for additional information on Income Taxes).

Purchase Commitments — We obtain satellite transmission, audience ratings, market research and certain other services under multiyear agreements. These agreements are generally not cancelable prior to expiration of the service agreement. We expect such agreements will be renewed or replaced with similar agreements upon their expiration.

We may also enter into contracts with certain vendors and suppliers. These contracts typically do not require the purchase of fixed or minimum quantities and generally may be terminated at any time without penalty.

Included in the table of contractual commitments are purchase orders placed as of December 31, 2007. Purchase orders placed with vendors, including those with whom we maintain contractual relationships, are generally cancelable prior to shipment. While these vendor agreements do not require us to purchase a minimum quantity of goods or services, and we may generally cancel orders prior to shipment, we expect expenditures for goods and services in future periods will approximate those in prior years.

Quantitative and Qualitative Disclosures about Market Risk

Earnings and cash flow can be affected by, among other things, economic conditions, interest rate changes, and foreign currency fluctuations.

In connection with the separation, Scripps Networks Interactive intends to incur approximately $375 million of variable-rate debt. Each quarter point change in interest rates would result in a $0.9 million change in annual interest expense.

Our primary exposure to foreign currencies is the exchange rates between the U.S. dollar and the British pound and the Euro. Reported earnings and assets may be reduced in periods in which the U.S. dollar increases in value relative to those currencies. Included in shareholders’ equity is $55.0 million of foreign currency translation adjustment gains resulting primarily from the devaluation of the U.S. dollar relative to the British pound since our acquisition of uSwitch in March 2006.

Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flow. Accordingly, we may enter into foreign currency derivative instruments that change in value as foreign exchange rates change, such as foreign currency forward contracts or foreign currency options. We held no foreign currency derivative financial instruments at December 31, 2007.

BUSINESS

Overview

Scripps Networks Interactive is a leading lifestyle content and interactive services company with respected, high-profile television and interactive brands. Our national television networks and interactive services engage audiences and efficiently serve advertisers by delivering entertaining and highly useful content that focuses on specifically defined topics of interest.

We manage our operations through two reportable operating segments: (i) Lifestyle Media (formerly Scripps Networks), which includes HGTV, Food Network, DIY Network (“DIY”), Fine Living, Great American Country (“GAC”), a minority interest in Fox-BRV Southern Sports Holdings LLC, and Internet-based businesses, including RecipeZaar.com, HGTVPro.com and FrontDoor.com, that are associated with the aforementioned television brands; and (ii) Interactive Services (formerly Scripps Interactive Media), which includes online comparison shopping and consumer information services, Shopzilla, BizRate and uSwitch.

Our Lifestyle Media segment derives revenue principally from advertising sales, affiliate fees and ancillary sales, including the sale and licensing of consumer products. Revenues from the Interactive Services segment are generated primarily from referral fees and commissions paid by merchants and service providers for online leads generated by the company’s comparison shopping Web sites. Revenues from the Lifestyle Media segment accounted for 83 percent, 80 percent and 90 percent of our consolidated revenues for 2007, 2006 and 2005, respectively, and revenues from the Interactive Services segment accounted for 17 percent, 20 percent and 10 percent of our consolidated revenues for those periods, respectively.

We seek to engage audiences that are highly desirable to advertisers with entertaining and informative lifestyle content that is produced for television, the Internet and any other media platforms consumers choose. We intend to expand and enhance our Lifestyle Media brands through the creation of popular new programming and content, the use of new distribution platforms, such as high definition television channels, mobile phones and video-on-demand, and the licensing and sale of branded consumer products. We are particularly focused on the internal development and acquisition of interactive, digital media brands that are related to the lifestyle content categories popularized by our television networks and associated Internet enterprises. At our Interactive Services businesses, we aggregate large audiences on the Internet by organizing searchable and highly useful consumer information. We intend to enhance our Interactive Services businesses by improving the overall search capabilities of our Web sites, diversifying sources of revenue, increasing the volume of user-generated consumer information and developing new international and domestic markets.

Our Competitive Strengths

A leading food, shelter and lifestyle media company, with nationally recognized brands that are attractive to advertisers

Scripps Networks Interactive has the largest collection of programming directed at the food, shelter and lifestyle categories. Our national television networks reach more than 96 million U.S. households, and our brands appeal to a demographic audience sought after by advertisers. Scripps Networks Interactive’s broad distribution to specialized audiences and our focus on connecting with our audiences make our networks an attractive vehicle for advertisers.

A strong connection with audiences and a proven ability to create new popular programming to add to an already valuable entertainment library

We have a strong understanding of our audiences, which enhances our ability to develop original and creative programming. The programming covers a broad spectrum and appeals to a variety of audiences, with new series continually being developed and debuted throughout the year. As a result of our capabilities in program development, we believe we have assembled a library with significant future revenue potential.

An established and expanding presence across multiple media outlets

Our national television networks provide a strong foundation for the Lifestyle Media business through an existing customer base and brand recognition from which to build additional media platforms and revenue sources. The Lifestyle Media segment operates a number of Web sites in the food and shelter category, which collectively attracted over 21 million unique visitors in December 2007. We continue to expand our online presence through the acquisition and launch of complementary sites that include broadband content, social networking and video-on-demand offerings across our properties. Our portfolio of Web-based media is the leader in the food and shelter categories.

A secure distribution platform

Our programming services are made available to consumers through affiliation agreements with cable and satellite television system operators. The agreements are generally long-term and provide for built-in rate increases and protected distribution. We believe that our strong relationships with affiliates, the quality and popularity of our networks and our ability to create new programming that is appealing to viewers have enabled us to renew existing affiliation agreements and obtain new distribution for existing networks.

Proprietary technology for retrieving, organizing and presenting information in the comparison shopping space

Our Interactive Services businesses present consumers with information on a comprehensive array of products and services available for purchase on the Internet. We continuously update our proprietary technology and associated Web sites so that consumers can easily find and compare data on the specific products and services they are seeking. Our search technology generates useful content that gives consumers the ability to make quick, informed purchasing decisions. We believe the proprietary nature of our search algorithms and our ability to improve comparison shopping search technologies provides us with a competitive market advantage.

Attractive pricing model for advertisers and merchants

Our online price comparison shopping services provide participating advertising merchants with an efficient cost-per-click pricing structure that allows them to accurately evaluate the return on investment they earn on the money they spend to utilize our services. We believe our proprietary, automated services to advertising merchants and service providers, including real-time reporting systems, provides our comparison shopping services with a competitive advantage over more traditional advertising models.

Solid financial profile

We have a balanced portfolio of high-margin national television networks and fast-growing internet assets, providing the potential for substantial revenue and operating income growth. Additionally, we believe our strong balance sheet and free cash flow will give us the ability to fund investments in both organic and acquisition-based growth opportunities.

An experienced management team

Scripps Networks Interactive will be led by a management team that has demonstrated the expertise and vision to capitalize on its current operational strengths and strategically invest in new businesses that complement its existing portfolio of businesses. The management team consists of leaders in the media industry with established track records of success.

Our Strategy

Our mission is to be the leading lifestyle content media company with best-in-class brands that spread across multiple consumer-focused media platforms. We plan to achieve this by enhancing and extending our existing brands across multiple media platforms, developing new brands to be utilized in a multiplatform strategy and being focused on the consumer experience in all aspects of our business. More specifically, we intend to do the following:

Enhance and extend existing Lifestyle Media brands

We will continue investing in programming to increase the popularity and distribution of our existing brands and to continually improve the content library to be used on other platforms. These investments will allow us to grow our audience base and advertising revenue streams. Additionally, we expect to extend our brands through new channels such as the licensing and sale of branded consumer products.

Expand our growing multiplatform presence and develop new brands

We expect to continue to take advantage of emerging technology and consumer preferences by distributing our brands and related content across a variety of new distribution channels, including high-definition programming, mobile devices and video-on-demand. As part of this expansion, we expect to demonstrate organic growth and look for strategic partnerships and acquisitions that fit with our existing brand portfolio.

Continuously improve the online shopping experience for consumers

We plan to continuously improve the customer experience and build brand loyalty by enhancing the speed and accuracy of search results, refining and updating the respective user interfaces of our Web sites and increasing the range of information presented to help consumers make better educated purchasing decisions. We believe this will allow us to grow our presence in the markets in which we currently operate and provide us with a foundation to continually evaluate expansion into additional markets.

Broaden Interactive Services through geographic and product diversity

We plan to continue growth of our Interactive Services businesses in promising international markets, with an immediate focus on online comparison shopping for retail products in the United Kingdom, France and Germany. In the United Kingdom, we also plan to accelerate expansion of our uSwitch subsidiary into a wider range of service categories, with an immediate focus on price comparison and switching services for auto insurance and personal finance products.

Build on status as one of top companies on the Web

We plan to continue to invest in Web-based technologies both internally and through acquisition to develop user-centric applications and communities online. Ours is a consumer-focused strategy intending to increase user-generated content and engage users through multimedia experiences and useful and entertaining content. These initiatives should increase traffic to our Web sites and create additional advertising revenue streams.

Business Segments

LIFESTYLE MEDIA

Our Lifestyle Media businesses own and operate national television programming services, Internet businesses and other electronic content services primarily in the United States. The segment generates revenue principally from the sale of advertising time on national television networks and associated interactive media platforms and from affiliate fees paid by cable television operators, direct-to-home satellite services and other distributors that carry our network programming. In 2007, revenues from advertising sales and affiliate fees were approximately 80 percent and 20 percent, respectively, of total revenue for the Lifestyle Media segment. Our Lifestyle Media segment also derives revenue from the licensing of its content to third parties, primarily in international markets, and the licensing of its brands for consumer products such as books and kitchenware.

The advertising revenue generated by our national television networks depends on the number of households subscribing to each service and on viewership ratings as determined by Nielsen Media Research and other third party research companies.

HGTV and Food Network and their targeted food and shelter programming categories appeal strongly to women viewers with higher incomes in the 18 to 49 age range, an audience demographic that is highly valued by advertisers. GAC also appeals to women viewers, while DIY typically has a higher percentage of adult male viewers. Fine Living is not yet a rated programming service, but is intended to appeal to both higher income men and women. Our advertising revenue is typically highest in the fourth quarter. Advertising revenue can fluctuate relative to the popularity of specific programs and blocks of programming during defined periods of the day.

Affiliate fee revenues are negotiated with individual cable television and direct to home satellite operators and other distributors. The negotiations typically result in multi-year carriage agreements with scheduled, graduated rate increases. As an incentive to obtain long-term distribution agreements for its newer networks, we may make cash payments to cable and direct to home satellite operators, provide an initial period during which a distributor’s affiliate fee payments are waived, or both. The amount of the fee we receive can be determined by the number of subscribers with access to our network programming and the ratings success of the programming.

Lifestyle Media Web sites and other interactive businesses are making an increasingly important contribution to the segment’s operating results. Accordingly, we are developing and acquiring interactive businesses that are intended to diversify sources of revenue and enhance our competitive advantage as a leading provider of food, shelter and lifestyle content. Revenue generated by Lifestyle Media interactive businesses is derived primarily from the sale of display and banner advertising and sponsorships.

Lifestyle Media operates nine Web sites, including FoodNetwork.com, HGTV.com, DIYNetwork.com, FineLiving.com and GACTV.com, all of which serve as home Web sites for the segment’s television programming networks. The segment’s network-branded Web sites also provide informational and instructional content on specific topics within their broader lifestyle content categories. Such features as HGTV KitchenDesign, HGTV BathDesign, HGTV Simply Quilts, DIY Automotive, DIY Crafts, DIY Gardening, DIY Home Improvement, DIY Woodworking and GAC Still Rollin’ are intended to aggregate engaged audiences with interests in specific lifestyle topics. All of the segment’s interactive services benefit from archived television network programming that is 95 percent owned by the company. Our ownership of programming enables us to efficiently and economically repurpose it for use on our Internet and other interactive distribution channels, including mobile and video-on-demand.

Other digital services operated by the Lifestyle Media segment include HGTVPro.com, which appeals to construction professionals and advanced do-it-yourself enthusiasts; RecipeZaar.com, a recipe-sharing social networking Web site; and FrontDoor.com, a local real estate search and consumer information site. Lifestyle Media interactive businesses accounted for about six percent of the segment’s total revenue in 2007. The strategic focus at our interactive businesses is to increase the number of page views and video plays and attract more unique visitors to our Web sites.

In anticipation of broad consumer acceptance of high definition television, the company is developing an increasing amount of original programming in high-definition format. Lifestyle Media has launched two high definition channels, HGTV-HD and Food Network-HD, which are distributed by cable television and direct-to-home satellite system operators.

HGTV

HGTV is America’s leader in home and lifestyle television programming and is one of cable and satellite television’s top-rated networks. HGTV reaches about 96 million domestic households via cable and direct satellite television services. The network’s companion Web site is one of the nation’s leading online home and garden destinations, attracting an average of about 5 million unique visitors per month. HGTV owns 33 percent of HGTV Canada. The network’s programming also can be seen in 47 other countries. The company owns 100 percent of HGTV.

HGTV television programming and Internet content commands an audience interested specifically in home and shelter-related topics. HGTV is television’s only network dedicated solely to such topics as decorating, interior design, home remodeling, home improvement, landscape design and real estate. HGTV strives to engage audiences by creating original programming that is entertaining, instructional and informative.

Programming highlights in 2007 included HGTV Design Star, Designed to Sell, House Hunters, My House is Worth What?, My First Place and Spice Up My Kitchen. The network also has developed successful programming events, including the HGTV Dream Home Giveaway and HGTV Green Home Giveaway and annual live coverage of the Rose Bowl Parade.

HGTV reached approximately 96 million U.S. television households as of December 31, 2007. HGTV Design Star was the network’s highest rated program in 2007, attracting about 45 million viewers over a six-week period.

FOOD NETWORK

Food Network is a leading cable and satellite television network that has defined the television food genre. The network engages viewers with likable hosts and personalities who explore interesting and different ways to approach food and food-related topics. Food Network is available in 96 million U.S. television households and its programming can be seen internationally in 191 countries and territories. The network’s Web site, FoodNetwork.com, consistently ranks as America’s top food and cooking Internet destination, with an average of about 9 million unique visitors per month. The company owns approximately 69 percent of the Food Network and is the managing partner. The Tribune Company has a minority interest of approximately 31 percent in Food Network.

Food Network programming and Internet content attracts audiences interested in food-related topics. Food Network is television’s only network dedicated solely to such topics as food preparation, dining out, entertaining, food-related travel, food manufacturing, nutrition and healthy eating. Food Network engages audiences by creating original programming that is entertaining, instructional and informative.

Programming highlights in 2007 included Next Food Network Star, Ace of Cakes, Iron Chef America, Diners, Drive-ins and Dives and Food Network Challenge. Many of the programs on Food Network feature or are hosted by high-profile television personalities such as Rachael Ray, Giada De Laurentiis, Alton Brown and Paula Deen.

Food Network reached approximately 96 million U.S. television households as of December 31, 2007. Next Food Network Star was the network’s highest rated program in 2007, attracting an average 1.7 million viewers an episode.

DIY NETWORK (DIY)

DIY is America’s only television network and Web site dedicated solely to presenting entertaining and informational programming and content across a broad range of do-it-yourself categories including home building; home improvement; automotive restoration and repair; crafts; gardening; landscaping, hobbies and woodworking. The network is available in approximately 48 million U.S. households via cable and direct satellite television services. DIY programming also is distributed internationally in 28 countries and territories. The television network’s companion Web site — DIYNetwork.com — consistently ranks among America’s top fifteen home and garden Internet destinations with an average of about 3 million unique visitors per month. The Web site features step-by-step instructions for the network’s on-air programming. The company owns 100 percent of DIY. Programming highlights in 2007 at DIY included Ask This Old House, Bob Vila’s Home Again, DIY to the Rescue, New Yankee Workshop, The Carol Duval Show, Man Caves and This Old House. The network also has developed successful quarterly events including Blog Cabin, DIY’s Great Garage Giveaway and DIY’s Kitchen and Bath Giveaway.

FINE LIVING

Fine Living is the first television programming service in the U.S. that was created to provide entertaining and informative content to viewers who are interested in quality lifestyle experiences. One of America’s fastest growing emerging television networks, Fine Living is available in about 50 million households. Original television programming and Internet content categories include adventure, weekend escapes, smart shopping, real estate, buyers’ guides, design and food and drink. Fine Living programming also can be seen internationally in 84 countries and territories. Programming highlights in 2007 included The Martha Stewart Show, Real Estate Confidential, What You Get for Your Money and I Want That. The company owns approximately 90 percent of Fine Living.

GREAT AMERICAN COUNTRY (GAC)

GAC is America’s television and online destination for a pure country music experience. Distributed in the U.S. via cable and direct satellite television services, the network reaches about 53 million households with original programming, special musical performances and live concerts. GAC also is the exclusive television home of the Grand Ole Opry. The network operates a companion Web site, GACTV.com. The company owns 100 percent of GAC. The network differentiates itself as television’s only pure country music destination. GAC programming includes music videos by notable country music artists, hosted interviews, industry news, live concerts and other original content relevant to country music and the genre’s fans. Programming highlights in 2007 included Opry Live, Top 20 Country Countdown, The Edge of Country and GAC Nights.

HGTVPro.com

HGTVPro.com is a video-rich interactive service delivered via the Internet which appeals to professional builders, remodelers and contractors. Content includes professional-level best practices, tips and techniques, new product information and industry trends. HGTVPro.com attracts about 1 million unique visitors per month. HGTVPro.com is an authoritative source of information on the Internet for home construction professionals and advanced do-it-your self, home-improvement enthusiasts. The Web site features original video content, industry news and detailed tips and instructions on a wide variety of home construction topics.

RECIPEZAAR.com

RecipeZaar.com is a leading user-generated recipe and community Internet site featuring more than 230,000 recipes. RecipeZaar.com provides food enthusiasts with a browsing tool, search capabilities and personalized features. Recipezaar, one of the Internet’s top 10 food and cooking category sites, attracts about 4 million unique visitors per month. RecipeZaar.com aggregates an audience on the Internet by creating an engaged community of food enthusiasts interested in home recipes, menu planning and other food-related topics. The social-networking Web site features volumes of user-generated content, including recipes, photos, menus and reviews.

FRONTDOOR.com

FrontDoor.com is an online real estate listing service that provides localized, in-depth information on homes in neighborhoods and communities across the U.S. The interactive service provides consumers with original video content, financial tools and calculators. FrontDoor.com is a comprehensive resource on the Internet for home buyers and home sellers. The Web site features searchable national real estate listings, video of featured properties for sale, buyers’ and sellers’ guides, calculators and other tools, and a library of video content on real estate-related topics.

INTERACTIVE SERVICES

Our Interactive Services segment owns and operates Internet-based businesses that strive to simplify online shopping for consumers by aggregating, organizing, ranking and displaying relevant and searchable consumer information. Consumers who use our Interactive Services Web sites are presented with easy-to-use search results generated from continuously growing databases of information on a wide range of products and services that are offered for sale on the Internet by third-party retailers and service providers.

Our Interactive Services businesses operate principally in the United States, the United Kingdom, France and Germany.

The segment’s businesses strive to help online consumers make educated purchasing decisions by ranking products and services on such factors as comparative pricing, availability, quality and reliability. The quality and reliability of individual online merchants and service providers are ranked based on the collective, shared experiences of consumers using the segment’s Web sites. Users also are presented with supporting consumer news and information, user-generated and professional product reviews, calculators and other tools that are intended to help them complete their purchasing decisions.

The Interactive Services segment derives the largest percentage of its revenue from direct referral fees paid by online merchants and service providers (advertisers) that enter into contractual agreements that allow them to place text-based, linked advertisements on the segment’s Web sites. The referral fees paid by advertisers are based on a cost-per-click pricing structure, which means that advertisers pay only when consumers click on their linked ads. Cost-per-click pricing provides advertisers with an efficient means of evaluating the effectiveness of their advertising. Of particular importance for advertisers is the number of sales resulting from users clicking on their linked advertising. The segment’s search businesses encourage sustained advertising relationships with merchants and service providers by demonstrating a measurable return on investment for the referral fees they pay.

The advertising links placed by merchants and service providers serve as the primary database of information for the segment’s Web sites. Because the success of our Interactive Services businesses depends largely on a quality user experience and repeated visits by users, ad links are intentionally presented in an unobtrusive and uniform format that provides users with impartial and factual information on products and services.

The Interactive Services segment also derives revenue from contractual advertising agreements with general search engines such as Google and Yahoo!. The agreements allow the general search engines to leverage relationships with their respective advertisers by placing sponsored links on our Interactive Services Web sites. Similar to our direct advertising relationships with merchants and service providers, the general search engines pay referral fees on a cost-per-click basis.

In addition to referral fees from linked ads and advertising links sponsored by general search engines, the segment’s Web sites also derive revenue from “switching” fees earned in the U.K. for administering purchase transactions between consumers and service providers and from the sale of banner display advertising on all of the segment’s Web sites.

Revenue categories as a percentage of total Interactive Services segment revenue are as follows:

•	Direct referral fees from advertising merchants and service providers, 44 percent in 2007 vs. 49 percent in 2006.

•	Sponsored link referral fees from general search engines, 36 percent in 2007 vs. 31 percent in 2006.

•	Switching fees from advertising relationships with service providers in the U.K., 14 percent in 2007 vs. 16 percent in 2006.

The Interactive Services segment measures operating performance in terms of net revenue, which is defined as total revenue minus traffic acquisitions costs. Traffic acquisition costs are those marketing expenses related to generating user traffic to the segment’s Web sites. The success of the segment’s businesses is largely dependent on their ability to efficiently and economically attract a high volume of user traffic.

The segment’s businesses use a combination of online and off-line strategies to increase consumer awareness and subsequently generate user traffic. They include:

•	Search Engine Marketing. Search Engine Marketing refers to the purchase of text-based advertising links on general search engines such as Google and Yahoo!. The positioning and display of those paid advertising links is dependent on the acquisition of relevant keywords that determine the quality and effectiveness of general search results. The segment’s businesses participate in continuous keyword bidding auctions that are hosted by general search engines with the objective of acquiring keywords that result in the most advantageous positioning and display of purchased advertising links adjacent to general search results.

•	Search Engine Optimization. Search Engine Optimization refers to the continuous, algorithmic selection of relevant keywords that, when used by general search engine users, result in the most advantageous positioning and display of links to the segment’s Web sites within general search results. Traffic generated by Search Engine Optimization generally results in higher net revenues for the segment’s businesses than traffic generated by Search Engine Marketing.

•	Offline advertising and marketing techniques, which refers to the purchase of television, newspaper, magazine, outdoor and other more traditional forms of advertising, and the execution of effective public relations campaigns, to increase brand awareness for the segment’s businesses.

The company expects all of its Interactive Services businesses to benefit from the growth in online shopping and overall consumer acceptance of Internet commerce internationally and in the United States.

SHOPZILLA

Shopzilla is a network of online search and comparison shopping services that helps consumers find and compare prices of millions of products that are offered for sale by thousands of retail merchants via the Internet.

Shopzilla network brands include Shopzilla.com, BizRate.com and LowPriceShopper.com in the United States; Shopzilla.co.uk and BizRate.co.uk in the United Kingdom; Shopzilla.fe in France; and Shopzilla.de in Germany. Shopzilla Web sites in the United States collectively attract 20 to 25 million unique visitors each month.

Shopzilla has established BizRate.com and Shopzilla.com as leading online search and comparison shopping Web sites by aggregating one of the Internet’s largest organized indexes of products and services. Shopzilla comparison shopping services are free to consumers who access the index via simplified, intuitively designed Internet home pages that feature prominently displayed and easy-to-use search boxes. Shopzilla also operates a consumer feedback network within the BizRate brand that annually collects and publishes on its Web sites millions of consumer reviews of stores and products.

Shopzilla’s proprietary shopping search logic system and patented relevance function, ShopRank, make it possible for consumers to instantly obtain accurate search results for specific products and services. Search query results are organized and displayed on graphically designed, layered presentation pages that include product listings, images, comparative pricing information, links to online merchants and service providers and user-generated and professional product reviews. Search results also include merchant reliability rankings based on the shared experiences of Shopzilla users.

The index of products and services serves as the primary database for Shopzilla Web sites. The database is aggregated using a highly automated system for identifying products, building online catalogs and classifying and organizing product information feeds from merchants and service providers. Shopzilla builds advertising relationships with participating online merchants by providing them with a scalable, self-service sign-up process, an efficient cost-per-click pricing structure and a real-time reporting system that enables them to manage the return on the investment they are making to advertise on Shopzilla.

Shopzilla devotes considerable time and financial resources to continuously improving the user experience, the effectiveness of its proprietary search logic system for consumers and merchant advertisers, the design of its Web sites and the expansion of its searchable index of products and services.

USWITCH

uSwitch operates two Web sites — uSwitch.com and buy.co.uk — in the United Kingdom that were created to make it easy for consumers to shop for and compare prices on a range of home services, including gas, electricity, water, heating cover, car insurance, home telephone, digital television, broadband, credit cards, personal loans, secured loans and current accounts.

The uSwitch business model capitalizes on growing consumer acceptance of broadband Internet services and growth in the comparison shopping and switching market in the U.K. uSwitch is the U.K.’s leading provider of energy-related price comparison and switching services, but also has completed multiple product launches in a diverse range of other vertical markets.

uSwitch derives revenue primarily from fees paid by service providers for consumer leads that are delivered via the Internet and converted into actual sales. The value of uSwitch is directly proportional to the number of leads directed to service providers that are converted into sales. The business closely monitors user traffic characteristics and conversion ratios.

Consumers who use uSwitch are presented with a continuously updated and proprietary dataset of information including prices and product characteristics, impartial content listings of industry suppliers, service ratings and customer advice. Consumers also are presented with online calculators and other personalization tools that are designed to help them evaluate purchase decisions. uSwitch Web sites feature simple, easy-to-use home pages with intuitive, prominently displayed search boxes. The Web site’s proprietary search algorithm enables consumers to quickly and easily identify and switch to service providers that offer the most economically advantageous rates, fees or costs.

User traffic at uSwitch is generated through a variety of marketing techniques, including offline advertising that builds brand awareness and encourages direct access by consumers to the uSwitch Web site. Search engine optimization, search engine marketing, personal e-mail alert services and contractual partnerships with affiliate Internet services featuring links to uSwitch Web sites also are employed to generate user traffic. uSwitch relies on effective and proactive public relations campaigns to generate general consumer interest in switching services.

The quality of the user experience at uSwitch relies on strong, contractual relationships the business has established with a diverse a range of service providers and other strategic partners. uSwitch is not reliant on any single service provider in any of its product verticals. Suppliers provide continuously updated pricing and product information that serves as the primary database of information accessed by consumers. Fees are paid by suppliers on a cost-per-click and space-rental basis, and are dependant on the number of switches that are ultimately converted.

MANAGEMENT

Executive Officers Following the Separation

All of our executive officers are currently employees of E. W. Scripps. After the spin-off, none of these individuals will continue to be employees of E. W. Scripps. The following table sets forth information as of          , 2008, regarding the individuals who are expected to serve as our executive officers following the spin-off.

Name	Age	Position

Kenneth W. Lowe	57	Chairman, President and Chief Executive Officer
Joseph G. NeCastro	51	Executive Vice President and Chief Financial Officer
Anatolio B. Cruz III	49	Executive Vice President, Chief Legal Officer and Corporate Secretary
Mark S. Hale	49	Senior Vice President/Technology Operations and Chief Technology Officer
Lori A. Hickok	44	Senior Vice President/Finance
John F. Lansing	50	Senior Vice President/Scripps Networks Interactive
Jennifer L. Weber	41	Senior Vice President/Human Resources

Kenneth W. Lowe.  Mr. Lowe is expected to serve as Chairman, President and Chief Executive Officer of Scripps Networks Interactive. He currently serves as President and Chief Executive Officer of E. W. Scripps and has held that position since October 2000. Prior to that time, Mr. Lowe served as President and Chief Operating Officer from January 2000 to October 2000 and as Chief Executive Officer from 1994 to 2000 of E. W. Scripps’ Scripps Networks division.

Joseph G. NeCastro.  Mr. NeCastro is expected to serve as Executive Vice President and Chief Financial Officer of Scripps Networks Interactive. Mr. NeCastro joined E. W. Scripps in May 2002 as Chief Financial Officer and since 2006 has served as Executive Vice President and Chief Financial Officer. Prior to joining E. W. Scripps, Mr. NeCastro was the Chief Financial Officer of Penton Media Inc. from 1998 to May 2002.

Anatolio B. Cruz III.  Mr. Cruz is expected to serve as Executive Vice President, Chief Legal Officer and Corporate Secretary of Scripps Networks Interactive. He currently serves as Executive Vice President and General Counsel of E. W. Scripps, a position he has held since 2007. Mr. Cruz joined E. W. Scripps in March 2004 as Senior Vice President and General Counsel. From 1999 until joining E. W. Scripps in 2004, Mr. Cruz was Vice President, Deputy General Counsel and Assistant Secretary of BET Holdings Inc.

Mark S. Hale.  Mr. Hale is expected to serve as Senior Vice President/Technology Operations and Chief Technology Officer of Scripps Networks Interactive. He currently serves as Senior Vice President of Technology Operations of E. W. Scripps and Executive Vice President of Operations of its Scripps Networks division, positions he has held since August 2006. Mr. Hale joined E. W. Scripps in 1994 as a member of the original management team that oversaw the launch of HGTV and was promoted to Vice President of Technology Operations for E. W. Scripps in 2005.

Lori A. Hickok.  Ms. Hickok is expected to serve as Senior Vice President/Finance. She currently serves as Vice President/Controller of E. W. Scripps, a position she has held since June 2002.

John F. Lansing.  Mr. Lansing is expected to serve as Senior Vice President/Scripps Networks Interactive. He currently serves as a Senior Vice President of E. W. Scripps and President of its Scripps Networks division, positions he has held since January 2005. He served as Executive Vice President of the Scripps Networks division from 2004 to 2005, Senior Vice President of Scripps Television Station Group from 2002 through 2004, Vice President of Scripps Television Station Group from 2001 through 2002, and Vice President and General Manager of WEWS-TV (Cleveland), an E. W. Scripps property, from 1997 through 2001.

Jennifer L. Weber.  Ms. Weber is expected to serve as Senior Vice President/Human Resources of Scripps Networks Interactive. She joined E. W. Scripps in 2005 and currently serves as its Senior Vice President of Human

Resources. Prior to joining E. W. Scripps, Ms. Weber was managing principal of Towers Perrin HR Services in Cincinnati from 2002 to 2005.

Board of Directors Following the Separation

Scripps Networks Interactive currently has no active operations and its board of directors consists of certain executive officers of E. W. Scripps. Prior to the spin-off, we expect that E. W. Scripps will appoint the individuals set forth in the table, all of whom are on the current E. W. Scripps Board of Directors, to serve on our board of directors. It is currently expected that two of such individuals who will become our directors will continue to be members of the E. W. Scripps board of directors following the spin-off. These individuals, Nackey E Scagliotti and John H. Burlingame, are the trustees of The Edward W. Scripps Trust. We intend to add two individuals to our board, one of whom we expect will be a trustee of the Trust, prior to or following completion of the spin-off. We expect that such new trustee of the Trust will become a member of the E. W. Scripps Board of Directors following completion of the spin-off. The table below sets forth information as of January 31, 2008, regarding the individuals who are expected to be members of our board of directors. For the biographical information of Mr. Lowe, please see the section entitled “Executive Officers Following the Separation” immediately preceding this section.

Name	Age	Title

Kenneth W. Lowe	57	Chairman, President, Chief Executive Officer
Nicholas B. Paumgarten	62	Lead Director
John H. Burlingame	74	Director
David A. Galloway	64	Director
Jarl Mohn	56	Director
Jeffrey Sagansky	56	Director
Nackey E. Scagliotti	62	Director
Ronald W. Tysoe	54	Director

Nicholas B. Paumgarten.  Mr. Paumgarten has been a director of E. W. Scripps since 1988. He has served as Chairman of Corsair Capital LLC (an investment firm) since March 2006. He served as Managing Director of J.P. Morgan Chase and the Chairman of J.P. Morgan Corsair II Capital Partners L.P. from February 1992 to March 2006. He is a director of Compucredit (a credit card company) and Sparta Insurance.

John H. Burlingame.  Mr. Burlingame has been a director of E. W. Scripps since 1988 and is a trustee of The Edward W. Scripps Trust. From 1963 to 2003 he was a partner in the law firm of Baker & Hostetler LLP, serving as its Executive Partner from 1982 to 1997.

David A. Galloway.  Mr. Galloway has been a director of E. W. Scripps since 2002. He served as President and Chief Executive Officer of Torstar Corporation (a media company listed on the Toronto Stock Exchange) from 1988 until his retirement in May 2002. He is chairman of the Bank of Montreal and of Harris Bankmont (a Montreal bank and subsidiary of the Bank of Montreal) and is a director of Toromont Industries (an equipment dealer and gas compression company).

Jarl Mohn.  Mr. Mohn has been a director of E. W. Scripps since 2002. He has been a Trustee of the Mohn Family Trust since September 1991, served as Interim CEO at MobiTV from May 2007 to October 2007, served as President and Chief Executive Officer of Liberty Digital, Inc. from January 1999 to March 2002 and President and CEO of E! Entertainment Television from January 1990 to December 1998. He is a director and non-executive Chairman of CNET (an advertising-supported collection of special interest web sites), and a director of XM Satellite Radio Holdings, Inc. (a satellite radio service provider), MobiTV (a private company that provides live television and video programming to cell phones), KickApps (a software company with applications to create social networks and community), and Vuze (a peer-to-peer video distribution platform).

Jeffrey Sagansky.  Mr. Sagansky has been a director of E. W. Scripps since August 2003. He has served as Co-Chairman and CEO of Peace Arch Entertainment since November 2007, Chairman of Elmtree Partners since January 2007 and Chairman of People’s Choice Cable TV since January 2005. He served as Vice Chairman from December 2002 to August 2003 and CEO from 1998 to December 2002 of Paxson Communications. He was

Co-President of Sony Pictures Entertainment from 1996 to 1998 and President of CBS Entertainment from 1990 to 1994. He is a director of American Media (a publishing company).

Nackey E. Scagliotti.  Ms. Scagliotti has been a director of E. W. Scripps since 1999 and is a trustee of The Edward W. Scripps Trust. She has been Chairman of the Board of Directors of The Union Leader Corporation (publisher of daily and weekly newspapers) since May 1999. She served as the Assistant Publisher of Union Leader Corporation from 1996 to May 1999. She served as President from 1999 to 2003 and Publisher in 1999 and 2000 of Neighborhood Publications, Inc. (publisher of weekly newspapers).

Ronald W. Tysoe.  Mr. Tysoe has been a director of E. W. Scripps since 1996. He served as a Senior Advisor of Perella Weinberg Partners LP from October 2006 until September 2007. He served as Vice Chairman of Federated Department Stores, Inc. (now Macy’s, Inc.) from April 1990 to October 2006. He is a director of Canadian Imperial Bank of Commerce, Cintas (a company providing specialized services, including uniform programs and other products to businesses), NRDC Acquisition Corp. (a special purpose acquisition corporation) and Taubman Centers, Inc. (a real estate company that owns and operates regional shopping centers).

Composition of Scripps Networks Interactive Board of Directors

Upon the consummation of our separation, our Board of Directors will consist of ten members, all but one of whom we expect to satisfy the independent standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the New York Stock Exchange (“NYSE”).

The NYSE requires listed companies to have a majority of independent directors on their boards and to ensure that their compensation committee and governance committee are composed of a majority of independent directors. Companies that qualify as “controlled companies” do not have to comply with these strictures so long as they disclose to shareholders that the company qualifies as a “controlled company” and is relying on this exemption. A “controlled company” is a listed company of which more than 50 percent of the voting power is held by an individual, a group, or another company. Because The Edward W. Scripps Trust will hold a majority of our outstanding Common Voting Shares, we could qualify as a “controlled company” and could rely on the NYSE exemption. At this time, we have no intention of relying on this exemption.

Committees of Scripps Networks Interactive Board of Directors

Our board of directors will establish the following standing committees in connection with the discharge of its responsibilities. The charters of these committees will be modeled on the charters of the E. W. Scripps committees.

Executive Committee.  Nicholas B. Paumgarten (lead director), John H. Burlingame and Kenneth W. Lowe (chairman) will be the members of the executive committee. The board may delegate authority to the executive committee to exercise certain powers of the board in the management of the business and affairs of the Company between board meetings.

Audit Committee.  Ronald W. Tysoe (chair), Jeffrey Sagansky and [          ] will be the members of the audit committee. The purpose of the committee will be to assist the board in fulfilling its oversight responsibility relating to the integrity of our financial statements and financial reporting process, our systems of internal accounting and financial controls and our internal audit functions. The committee will be responsible for the annual independent audit of our financial statements, the engagement of the independent auditors and the evaluation of the independent auditors’ qualifications, independence, performance and fees; our compliance with legal and regulatory requirements, including disclosure controls and procedures; the evaluation of enterprise risk issues; and the fulfillment of all other responsibilities to be outlined in its charter. Each expected member of the audit committee is financially literate, under applicable SEC and NYSE standards. In addition, Mr. Tysoe is an “audit committee financial expert,” as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from us, other than the board compensation described elsewhere in this information statement, as determined in accordance with applicable SEC and NYSE rules. Members serving on the audit committee will be limited to serving on two other audit committees of public companies, unless our board of directors evaluates and determines that commitments in excess of such limit would not impair his or her effective service to us.

Compensation Committee.  David A. Galloway (chair), John H. Burlingame, Jarl Mohn and Ronald W. Tysoe will be the members of the compensation committee. The committee will review and approve our goals and objectives relevant to compensation of senior management and evaluate the performance of senior management in light of those goals and objectives. With respect to the senior managers, the committee will establish base compensation levels, the terms of incentive compensation plans and equity-based plans and post-service arrangements. The committee will review all of the components of the chief executive officer’s compensation, including goals and objectives, and make recommendations to the board of directors. With respect to any funded employee benefit plans, the committee will appoint and monitor named fiduciaries. On an annual basis, the committee will review the operation of our compensation program to evaluate its coordination and execution and review any management perquisites. The committee will review succession planning relating to positions held by senior officers and make recommendations with respect thereto to the board of directors. The committee will review and make recommendations with respect to director compensation. The committee will have the authority to engage outside consultants to assist in determining appropriate compensation levels for the chief executive officer, other senior managers and directors.

Nominating & Governance Committee.  Nackey E. Scagliotti (chair), John H. Burlingame, Nicholas B. Paumgarten, Jeffrey Sagansky and [          ] will be the members of the nominating and governance committee. The purpose of the committee will be to assist the board by identifying individuals qualified to become board members and to recommend director nominees to the board; to recommend to the board corporate governance guidelines; to lead the board in an annual review of the board’s performance; and to recommend nominees for each committee of the board.

Selection of Nominees for Scripps Networks Interactive Board of Directors

In determining candidates for nomination, the nominating and governance committee will seek the input of our chairman and chief executive officer and may engage outside search firms to assist it in identifying and contacting qualified candidates. All candidates will be evaluated by the committee using the qualification guidelines included as part of the corporate governance guidelines we expect to adopt. We expect these guidelines to be modeled on the guidelines of E. W. Scripps. As part of the selection process, the committee and the board of directors will examine candidates’ business skills and experience, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of shareholders.

Shareholders wishing to recommend individuals for consideration as directors will be able to contact the nominating and governance committee by writing to our corporate secretary. Recommendations by shareholders will be evaluated in the same manner as committee recommendations. Shareholders who want to nominate directors for election at our next annual meeting of shareholders will be required to follow the procedures described in our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

With the exception of Mr. Lowe, none of our executive officers will serve as a member of our Board of Directors. Mr. Lowe will not serve on our compensation committee. Following the spin-off, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Related Party Transactions

Under its charter, the audit committee of our board of directors will be responsible for reviewing any proposed related party transaction. We expect our audit committee to approve a statement of policy with respect to related party transactions which will be modeled on the E. W. Scripps policy and recognize that such transactions can present a heightened risk of conflicts of interest or improper valuation or the perception thereof. We expect that this policy will define the term “related party,” will require management to present to the audit committee for its approval any related party transaction, and will set forth appropriate disclosure procedures.

Prior to the distribution date, Scripps Networks Interactive will adopt a written Code of Business Conduct and Ethics, patterned after E. W. Scripps’ code of the same name, which will set forth Scripps Networks Interactive’s policy that all directors, officers, and employees avoid business and personal situations that may give rise to a conflict of interest. A “conflict of interest” under the code will occur when an individual’s private interest significantly interferes or appears to significantly interfere with Scripps Networks Interactive’s interest. The code will provide that the audit committee (or its designee) is generally responsible for enforcement of the code relating to members of the board of directors and that Scripps Networks Interactive’s management committee (or its designee) will be responsible for enforcement of the code relating to officers and employees. Scripps Networks Interactive expects to have procedures pursuant to which significant transactions and transactions that are related party transactions under Securities and Exchange Commission rules will be subject to disclosure and review by an appropriate disinterested party (which may include one or more directors or executive officers).

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes The E. W. Scripps Company’s (“E. W. Scripps”) compensation philosophy for named executive officers for 2007, and the ways in which Scripps Networks Interactive, Inc. (“Scripps Networks Interactive”) anticipates that its compensation philosophy will differ from that of E.W. Scripps after Scripps Networks Interactive becomes a separate public company. Initially, Scripps Networks Interactive’s compensation program will be similar to those applicable to the executive officers at Scripps and Scripps Networks Interactive does not anticipate that there will be many differences immediately following the separation. The compensation committees of both of Scripps and Scripps Networks Interactive will review the impact of the separation on all aspects of compensation and make appropriate adjustments.

For purposes of this Compensation Discussion and Analysis, Scripps Networks Interactive’s named executive officers are Messrs. Lowe, NeCastro, Lansing, Cruz and Hale. These individuals are referred to collectively as Named Executive Officers (“NEOs”). Each of these NEOs, other than Mr. Hale, is also a NEO of Scripps.

Overview of Compensation Program

Objectives

Historically.  E. W. Scripps’ executive compensation program is designed to meet the following three objectives that align with and support E. W. Scripps’ strategic business goals:

•	Attract and retain executives who lead Scripps’ efforts to build long-term value for shareholders.

•	Reward annual operating performance and increases in shareholder value.

•	Emphasize the variable performance-based components of the compensation program more heavily than the fixed components.

These objectives will remain the same following the separation.

Compensation Elements

Historically.  The key elements of Scripps’ executive compensation program are base salary, annual incentives, long-term incentives consisting of stock options and performance-based restricted stock, and retirement benefits. The compensation program has also included certain perquisites, but these perquisites are not a key element of compensation. Each element of compensation is designed to fulfill Scripps’ compensation objectives discussed above.

Fixed or
Program	Form	Variable	Objectives

Base Salary	Cash	Fixed	• Serves as attraction and retention incentive • Rewards individual performance
Annual incentive	Cash	Variable	• Rewards annual operating results • Emphasizes variable performance-based compensation
Long-term incentive, which includes: performance-based restricted shares, and stock options	Equity	Variable	• Serves as attraction and retention incentive
• Rewards for increasing stock price and enhancing long-term value
• Aligns interests with shareholders
• Rewards annual operating results
• Emphasizes variable performance-based compensation
Retirement benefits, including the pension plan, the Supplemental Executive Retirement Plan and the Executive Deferred Compensation Plan	Cash	Fixed	• Serves as attraction and retention incentive

Going Forward.  Following the separation, Scripps Networks Interactive expects to continue to use the mix of compensation elements described above.

Use of Market Data

Historically.  E. W. Scripps believes that each element of the compensation program should remain competitive in order to attract and retain key executive talent. To help determine the competitive market, the E. W. Scripps Compensation Committee relies, in part, on market compensation data of comparable executive positions within similarly-sized media companies.

E. W. Scripps considers this market information when establishing base salary, annual incentive and long-term equity opportunities, and generally strives to structure each element close to the median of the market data. However, the E. W. Scripps Compensation Committee retains the flexibility to make adjustments in order to respond to market conditions, promotions, individual performance or other circumstances. In addition, the E. W. Scripps Compensation Committee considers the value of the total compensation package when making decisions for each element of compensation. The E. W. Scripps Compensation Committee also monitors the competitiveness of the company’s retirement and perquisite programs on an annual basis; although, these benefit programs generally do not change from year-to-year.

As in prior years, the company prepared a market analysis for each of the NEOs positions using media industry survey data. The market analysis included compensation at the median and 75th percentile for each of the following elements:

•	Base salary.

•	Total cash compensation, which is base salary plus actual cash incentive compensation.

•	Total direct compensation, which is total cash compensation plus equity awards.

The E. W. Scripps Compensation Committee selected a peer group of companies from the survey that were comparable in size, business and ownership to the company and therefore compete with the company for executive talent. A revenue-based regression analysis for each NEO position was included in the market analysis to further refine the comparison. The following table lists the companies included in this group as of 2007:

Towers Perrin Media Survey Public Companies with Revenues Greater than $500 million
ADVO	McGraw-Hill
Belo	Media General
Cablevision Systems	Meredith
CBS	New York Times
Charter Communications	R.R. Donnelley
Clear Channel Communications	Sinclair Broadcast Group
Comcast Cable Communications	Thomson
Discovery Communications	Time Warner
Dow Jones	Tribune
Gannett	Univision Communications
Hearst-Argyle Television	Viacom
IAC/InterActive	Walt Disney
John Wiley & Sons	Washington Post
Lions Gate Entertainment Corp.	Yahoo!
McClatchy

The market analysis included market data for each component described above, plus historical base salary, annual incentive and equity grants of the NEOs for the prior three years. The E. W. Scripps Compensation

Committee used this report in establishing each component of compensation, as described in more detail under “Analysis of Each Compensation Element.”

Going Forward.  Some of the companies represented in the peer group analysis for E. W. Scripps include companies that are primarily in the newspaper or broadcast industry, which is no longer an appropriate comparison group for Scripps Networks Interactive. Scripps Networks Interactive will closely examine the survey to determine whether a more appropriate peer group can be established. If a satisfactory peer group cannot be identified for Scripps Networks Interactive, then it will use the full media industry survey and use a revenue-based regression analysis to appropriately size executive pay.

Variable Compensation

Historically.  A significant portion of E. W. Scripps’ executive compensation program is “variable” or “at risk.” This means that a significant portion of total direct compensation is contingent upon achieving specific results that are essential to E. W. Scripps’ long-term success and growth in stockholder value. As described in the table above, the variable components of the compensation program include annual incentives, performance-based restricted shares and stock options. Each of these components is described in more detail under the heading “Analysis of Each Compensation Element.”

The E. W. Scripps Compensation Committee has not established a specific formula for the allocation of fixed and variable compensation components and instead retains the discretion to modify the allocation from year to year. For 2007, an average of 68 percent of total direct compensation levels (assuming target performance) for the NEOs (other than Mr. Lowe) was weighted towards variable components. The total direct compensation for the CEO was roughly 81 percent variable, which reflects a greater focus on performance-based pay as a percent of total compensation. The E. W. Scripps Compensation Committee believes this approach directly aligns the CEO with shareholder interests and is reflective of his greater responsibilities.

As illustrated below, for the NEOs, E. W. Scripps’ pay mix between fixed and variable is relatively consistent with the market:

Going Forward.  It is expected that Scripps Networks Interactive will take a similar approach to determining the weighting and mix of fixed and variable compensation elements.

Analysis of Each Compensation Element

Following is a brief summary of each element of the 2007 compensation program for NEOs, which was established by the E. W. Scripps Compensation Committee. For each element, Scripps Networks Interactive has identified changes to the compensation program that have occurred in 2008 and how Scripps Networks Interactive anticipates that the compensation program will operate after Scripps Networks Interactive becomes an independent public company.

Base Salary

E. W. Scripps provides competitive base salaries to attract and retain key executive talent. The E. W. Scripps Compensation Committee believes that a competitive base salary is an important component of total compensation because:

•	It is not variable or “at risk,” meaning that it provides a degree of financial stability for the executives.

•	It is used to compensate NEOs for the value of their role and contributions to the company.

Base salary also forms the basis for calculating other compensation opportunities for NEOs:

•	It is used to establish annual incentive opportunities (see “Annual Incentive”).

•	It is included in “final average compensation” for purposes of determining retirement benefits (see “Retirement Plans”).

•	It is included in the formula for calculating separation pay due upon a qualifying termination of employment (see “Employment Agreements and Change in Control Plan”).

Base salaries are designed to be competitive with base salaries paid by the companies in the market survey data to executives with similar responsibilities. In order to ensure that E. W. Scripps paid a competitive base salary in 2007, the E. W. Scripps Compensation Committee considered the market analysis prepared for each NEO, which reflected the median and 75th percentile base salary levels.

The base salaries for the NEOs were targeted at the median level within the survey data, adjusted to reflect the individual’s scope of responsibilities, level of experience and skill, and the caliber of his or her performance over time. When making these adjustments, the E. W. Scripps Compensation Committee considered the historical base salary level for each NEO for the past three years and the impact that base salary increases would have on the amount of the NEOs retirement benefits. The E. W. Scripps Compensation Committee also took into account the total direct compensation levels of each NEO, which includes base salary, annual and long-term incentives, when setting the base salary and the other elements of total direct compensation. Mr. Lowe, as Chief Executive Officer, also provided the E. W. Scripps Compensation Committee an annual evaluation of the performance of each executive officer reporting to him and his recommendations for base salary adjustments.

After discussing the individual performance of each NEO and pay recommendations, and after making its own assessment of the performance of each such executive officer, the E. W. Scripps Compensation Committee established the base salaries for each NEO. As seen in the chart below, base salary increases were larger for those NEOs whose base salary was substantially lower than the market median (Messrs. NeCastro, Lansing and Cruz) in order to be more competitive with the market, and in the case Mr. Cruz, to reflect his promotion to executive vice president. Mr. Lowe and Mr. Hale received a base salary increase that maintains his base salary at a level close to the market median.

	2006 Base Salary
	as Percent of	2007 Base Salary
NEO	Market Median	Increase Percent

Lowe	100%	4.8%
NeCastro	79%	9.1%
Lansing	75%	13.0%
Cruz	83%	16.9%
Hale	93%	5.7%

Please refer to the “Salary” column of the Summary Compensation Table for the 2007 base salaries of the NEOs.

Going Forward.  The E. W. Scripps Compensation Committee will review the base salaries of our NEOs to determine the impact of becoming an independent public company. It is anticipated that following the separation the base salary of each of our NEOs will be reviewed following the end of each calendar year and adjusted based on the principles similar to the ones outlined above.

Annual Incentive

Historically.  E. W. Scripps maintains the Executive Annual Incentive Plan under which NEOs are eligible to receive annual cash payments based on the extent to which certain operational goals are achieved. The E. W. Scripps Compensation Committee believes that a competitive annual incentive program is an important component of total compensation because:

•	It rewards executives for achieving annual operating results.

•	It is a performance-based component that provides variable or “at risk” compensation.

•	It forms the basis for calculating separation pay due upon a qualifying termination of employment (see “Employment Agreements and Change in Control Plan”).

Target Incentive Opportunities

Under the Executive Annual Incentive Plan, NEOs had the opportunity to earn targeted incentive cash payments that were calculated as a percentage of each executive’s annual base salary. These percentages were developed by the E. W. Scripps Compensation Committee according to each executive’s position and level of responsibility.

In order to ensure that E. W. Scripps offered competitive annual incentive opportunities in 2007, the E. W. Scripps Compensation Committee considered the overall performance of each NEO as well as market survey data and recommendations of the CEO. The survey data reflected the median and 75th percentile total cash compensation, which is base salary plus actual cash incentive compensation.

In general, the E. W. Scripps Compensation Committee attempted to target the total cash compensation of the NEOs to the median total cash compensation levels of the survey data. However, the E. W. Scripps Compensation Committee also believed that it was important to provide similar annual incentive opportunities for each group of NEOs that has similar levels of operational responsibility within the company.

Performance Goals

For 2007, the annual incentive awards were based on a formula that took into consideration the achievement of segment profit and earnings per share goals during the year. The goals were established by the E. W. Scripps Compensation Committee in February 2007 and took into account the strategic business plans approved by the E. W. Scripps Board of Directors. In 2007, the target segment profit and earnings per share goals, and the weight given to each goal, were:

	Target
	Annual
	Incentive
	(As a	Weights			Percent of Target
	Percent of	Segment	Targets Segment	Actual Segment	Achieved Segment
NEO	Base Pay)	Profit/EPS	Profit/EPS	Profit/EPS	Profit/EPS

Lowe	120%	60/40	$890.3 mil/$2.44	$826.1 mil/$2.31	92.79%/94.67%
NeCastro	60%	60/40	$890.3 mil/$2.44	$826.1 mil/$2.31	92.79%/94.67%
Cruz	55%	60/40	$890.3 mil/$2.44	$826.1 mil/$2.31	92.79%/94.67%
Lansing	60%	60/40	$595.9 mil/$2.44	$603.5 mil/$2.31	101.27%/94.67%
Hale(1)	50%	30/30/40	$890.3 mil/$595.9 mil/$2.44	$826.1 mil/$603.5 mil/$2.31	92.79%/101.27%/94.67%

(1)	(30 percent consolidated and 30 percent Networks segment profits)

These performance goals were used because:

•	Segment profit. Segment profit is the measure in which E. W. Scripps evaluates the operating performance of each business segment and the measure of performance most frequently used by investors to determine the value of the company. Segment profit is defined as E. W. Scripps’ net income determined in accordance with accounting principles generally accepted in the United States excluding interest, income taxes, depreciation and amortization, divested operating units, restructuring activities, investment results and certain other items. For NEOs whose primary responsibilities are corporate-wide (Messrs. Lowe, NeCastro and Cruz), the segment profit goal was based on the consolidated performance of all the divisions of E. W. Scripps. For Mr. Lansing, whose primary responsibility is managing Scripps Networks, the segment profit goal was based on performance of that division. Mr. Hale has a dual role that is both corporate wide and divisional. His segment profit goal is therefore split between the consolidated performance of all the divisions of E. W. Scripps and the performance of Scripps Networks.

•	Earnings per share. Earnings per share represent the portion of a company’s profit allocated to each outstanding share of common stock and is the most comprehensive measure of the company’s profitability.

•	Adjustments. E. W. Scripps’ actual segment profit and earning per share results will be adjusted to determine the percent of target achieved. Adjustments are required to eliminate the impact of extraordinary events, such as hurricanes, on the company’s financial results and to ensure that sound business decisions, such as restructurings, are not postponed until the current compensation cycle is complete. These items are excluded because E. W. Scripps does not want NEOs to be inappropriately rewarded or penalized for unexpected events. E. W. Scripps also wants to encourage the NEOs to make sound operating decisions without being influenced by fluctuations in annual incentive payouts.

Payout Percentages

For 2007, the annual incentive opportunity could vary from 0 percent to 165 percent of the targeted percentage of base salary, according to the level of overall performance achieved for the year relative to the established performance goal. This payout schedule is a sliding scale that was designed to motivate and reward exceptional performance. The payout percentage decreases if targeted performance is not achieved, and the payout percentage increases if the company surpasses its targeted goals. For example:

•	If performance is less than 75 percent of target, no annual incentive is earned.

•	If performance equals 75 percent of target, only 5 percent of the target incentive award is earned.

•	If performance equals 100 percent of target, then the entire target award is achieved.

•	If performance equals or exceeds 125 percent of target, then 165 percent of the target award is achieved.

Achievement at maximum performance results in total cash compensation levels at approximately the 75th percentile of the market survey. The following table reflects the actual achievement level for each performance goal along with the payout percentage for each performance goal for 2007. Based on the criteria established at the beginning of the performance period, the E. W. Scripps Compensation Committee was required to adjust the consolidated segment profit and earnings per share results in 2007 to take into account severance costs associated with staff reductions at several of the E. W. Scripps newspapers, costs related to the upcoming separation, and an impairment charge related to losses and challenging business conditions at uSwitch. Furthermore, the E. W. Scripps Compensation Committee exercised negative discretion by decreasing the earnings per share portion of the annual incentive payout for Messrs. Lowe, NeCastro and Cruz by 50 percent to reflect the disappointing business results that led to the impairment charge.

Final Payout Percent
	Percent of Target Achieved	Preliminary Payout Percent	Segment Profit/EPS
NEO	Segment Profit/EPS	Segment Profit/EPS	(After Negative Discretion)

Lowe	92.79%/94.67%	83.37%/89.01%	83.37%/44.51%
NeCastro	92.79%/94.67%	83.37%/89.01%	83.37%/44.51%
Cruz	92.79%/94.67%	83.37%/89.01%	83.37%/44.51%
Lansing	101.27%/94.67%	102.54%/89.01%	102.54%/89.01%
Hale	92.79%/101.27%/94.67%	83.37%/102.54%/89.01%	83.37%/102.54%/89.01%

Additional Information

For more information on the 2007 annual incentive opportunity for NEOs, please refer to the “Grants of Plan-Based Awards” table. The “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of that table provides the estimated payouts for NEOs at threshold, target and maximum performance levels. Please refer to the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for the actual amounts earned by each NEO under the Executive Annual Incentive Plan for the 2007 performance period.

Going Forward.  In connection with the separation, Scripps Networks Interactive will adopt the Executive Annual Incentive Plan. Each NEO will participate in the plan following the separation on terms commensurate with his post-separation level of responsibility. It is anticipated that the initial performance period under the new Executive Annual Incentive Plan will commence following the separation and will end December 31, 2008, and that the target incentive opportunities, performance goals and payout percentages will be established based on principles similar to the ones currently used by E. W. Scripps.

Long-Term Incentives

Historically.  In 2007, the E. W. Scripps Compensation Committee granted awards of performance-based restricted shares and stock options to the NEOs. The E. W. Scripps Compensation Committee believes that a competitive long-term incentive program is an important component of total compensation because it:

•	Enhances retention.

•	Rewards executives for increasing stock price and enhancing long-term value.

•	Provides executives with an opportunity for stock ownership to align their interests with shareholders.

•	Helps to emphasizes variable or “at risk” compensation.

•	Rewards executives for achieving annual operating results.

Long-Term Incentive Opportunities

Under the E. W. Scripps long-term incentive program, the NEOs were granted equity awards as recommended by the E. W. Scripps CEO and approved by the E. W. Scripps Compensation Committee. The E. W. Scripps Compensation Committee approved the target value of the equity award for each NEO based on each NEO’s position and level of responsibility, the historical equity grants and a total assessment of the market analysis. The E. W. Scripps Compensation Committee did not consider existing ownership levels in establishing long-term incentive opportunities, as it wanted to encourage stock ownership among the NEOs. Decisions regarding long-term incentive grants were made based on role, amount of impact and retention objectives. Survey data was referenced, but is generally unreliable since it fluctuates from year-to-year.

For 2007 the target value of the equity award for each executive was as follow:

Target Value of 2007
Long-Term Incentive
NEO	Equity Award

Lowe	$3.285 million
NeCastro	$1.314 million
Cruz	$0.657 million
Lansing	$0.854 million
Hale	$0.526 million

Once the E. W. Scripps Compensation Committee established the target value of each of the NEOs equity awards, one half of the value was awarded as stock options while the other half was awarded as performance-based restricted stock. The E. W. Scripps Compensation Committee believes that using a combination of performance-based restricted shares and stock options strikes an appropriate balance between focusing executives on achieving specified operational goals and increasing long-term shareholder value, as more fully described below.

Stock Options

The stock options were granted with an exercise price equal to the fair market value of E. W. Scripps’ Class A common shares on the date of grant, have an eight-year term and vest in three annual installments, beginning on the first anniversary of the date of grant.

Because the value of stock options increases when the stock price increases, stock options align the interests of NEOs with those of shareholders. In addition, stock options are intended to help retain key executives because they vest over three years and, if not vested, are forfeited if the employee leaves E. W. Scripps before retirement.

For more information on the stock options granted to NEOs in 2007, including the number of shares underlying each option grant and its exercise price, please refer to the “Grants of Plan-Based Awards” table. For information about the total number of stock options outstanding as of the end of 2007 with respect to each NEO, please refer to the “Outstanding Equity Awards at Fiscal Year-End” table.

Performance-Based Restricted Stock Awards

The performance-based restricted stock awards provided NEOs with an opportunity to receive restricted shares based on the extent to which E. W. Scripps attains specified levels of segment profit during the year. The restricted shares that are earned vest in installments on each March 15 of the succeeding three years (25 percent in the year after the end of the performance period, 25 percent in the second year, and 50 percent in the third year). Half of the vesting occurs in the third year to further enhance retention.

The performance-based restricted shares are consistent with the overall objective of rewarding operational performance, since the number of shares earned depends on the extent to which E. W. Scripps achieves the specified consolidated segment profit level during the year. Moreover, the vesting schedule of the restricted shares ultimately earned provides retention incentives for NEOs and also helps to focus them on increasing the value of the company over time.

The segment profit goal was based on the consolidated performance of all the divisions of E. W. Scripps. This goal was selected for all of the NEOs instead of a combination of consolidated and divisional because, as a long-term reward vehicle, E. W. Scripps wanted the focus to be on increasing the value of the company as a whole. This approach encourages cooperation among the operating divisions of E. W. Scripps. For 2007, the goal for consolidated segment profit was $890.3 million.

The actual number of restricted shares earned was determined based on the achievement of the consolidated segment profit goal for the year. The number of restricted shares earned could vary, from 0 percent to 165 percent of the targeted number of shares granted, according to the level of consolidated performance achieved for the year relative to the performance goal. The payout schedule was the same as the one used for the annual incentive program. The restricted shares earned will vest 25 percent in the first and second years and 50 percent in the third year.

For 2007, the earned number of restricted shares was 83.37 percent of the targeted number of restricted shares. This was based on a consolidated segment profit achievement of $826 million which represented 92.79 percent of the targeted consolidated segment profit goal.

In addition, Mr. Cruz received a second grant, valued at $533,000 in recognition of his promotion to Executive Vice President and General Counsel, effective June 1, 2007. The grant was a combination of stock options and restricted shares that vest equally over three years.

Additional Information

For more information on the performance-based restricted stock awards granted to NEOs in 2007, please refer to the “Grants of Plan-Based Awards” table. The “Estimated Future Payouts Under Equity Incentive Plan Awards” column of that table provides the estimated number of restricted shares earned for each NEO at threshold, target and maximum performance levels. For information about the total number of restricted shares outstanding as of the end of 2007 with respect to each NEO, please refer to the “Outstanding Equity Awards at Fiscal Year-End” table.

For 2008, the E. W. Scripps Compensation Committee will grant time-based restricted shares to our NEOs in lieu of performance-based restricted shares. The E. W. Scripps Compensation Committee believes that the time-based restricted shares will enhance our retention incentives during the separation transaction. The restricted shares will vest in equal installments on the first three anniversaries of the date of grant, provided that the executive remains with E. W. Scripps on the vesting date.

In preparation for the separation, the E. W. Scripps Compensation Committee decided that, effective as of the separation, these awards will be converted into awards of Scripps Networks Interactive Class A common stock in a manner designed to preserve the intrinsic value of those awards, as described in more detail under the Employee Matters Agreement. The E. W. Scripps Compensation Committee adopted this approach in an effort to directly align the interests of Scripps Networks Interactive employees with the new company and the growth value of the stock. The awards will remain subject to the same vesting and exercise restrictions as applied prior to the separation.

Going Forward.  Scripps Networks Interactive will adopt the 2008 Long-Term Incentive Plan. Each NEO will participate in the plan following the separation commensurate with his post-separation level of responsibility. Scripps Networks Interactive will continue to establish the long-term incentive target value for each NEO based on the principles outlined above and that the target value will be allocated equally between stock options and performance-based restricted shares. The terms of the equity awards will generally mirror those described above.

Equity Grant Practices

Historically.  The E. W. Scripps Incentive Plan Committee (a sub-committee of the E. W. Scripps Compensation Committee) grants annual equity awards at the February meeting of the committee. This meeting date is set typically two years in advance. The E. W. Scripps Incentive Plan Committee does not grant equity compensation awards in anticipation of the release of material nonpublic information. Similarly, E. W. Scripps does not time the release of material nonpublic information based on equity award grant dates.

Going Forward.  Scripps Networks Interactive intends to adopt equity grant practices that are substantially similar to the ones described above.

Retirement Plans

Historically.  E. W. Scripps maintains a defined benefit pension plan and a 401(k) plan, which cover NEOs along with substantially all other non-union employees of the company and its subsidiaries.

In order to attract and retain key executive talent, the E. W. Scripps Compensation Committee believes that it is important to provide the executive officers, including NEOs, with retirement benefits that are in addition to those generally provided to its employees. As a result:

•	E. W. Scripps supplements the pension plan for all executives whose pay and contributions exceed the IRS limitations through the E. W. Scripps Supplemental Executive Retirement Plan (“SERP”). For more information on the pension plan and the SERP, please refer to the “Pension Benefits” table.

•	NEOs may also defer specified portions of their compensation under the Executive Deferred Compensation Plan and receive matching contributions in each case in excess of what they are able to defer under the 401(k) Plan due to IRS limitations. For more information about the Executive Deferred Compensation Plan, please refer to the “Non-Qualified Deferred Compensation” table.

The E. W. Scripps Compensation Committee believes that the SERP and the Executive Deferred Compensation Plan are important retention and recruitment tools, as many of the companies in which E. W. Scripps competes for executive talent provide similar benefits to their senior executives.

Going Forward.  In connection with the separation, Scripps Networks Interactive will establish a defined benefit pension plan, a 401(k) plan, SERP and Executive Deferred Compensation Plan that are substantially similar to the corresponding E. W. Scripps plans described above. Scripps Networks Interactive will also assume the obligations for benefits accrued by our employees, including our NEOs, under those E. W. Scripps plans.

Health, Welfare and Other Personal Benefits

Historically.  In addition to the principal compensation components described above, the NEOs were entitled to participate in all health, welfare, fringe benefit and other arrangements generally available to other employees of E. W. Scripps.

E. W. Scripps also provided the NEOs with a financial planning benefit pursuant to the terms of their employment agreements, plus an additional payment to cover the taxes associated with the compensation value of this benefit. E. W. Scripps also provided perquisites that facilitate involvement of executive officers in the business community by sponsoring membership in luncheon and business clubs, and with respect to Mr. Lowe, a country club membership per his employment agreement.

For more information about the perquisites provided in 2007 to each NEO, please refer to the “All Other Compensation” column of the Summary Compensation Table.

Going Forward.  Scripps Networks Interactive intends to take the same approach as E. W. Scripps with respect to granting minimal perquisites and other personal benefits to executives.

Employment Agreements and Change in Control Plan

The E. W. Scripps Compensation Committee believes that employment agreements convey E. W. Scripps’ commitment to each NEO while offering flexibility for any potential changes. Accordingly, E. W. Scripps provides severance protections for NEOs under their respective employment agreements and the Change in Control Plan.

Employment Agreements

Historically.  Each NEO (other than Mr. Hale) would be entitled to severance benefits under his employment agreement in the event of a termination of employment by E. W. Scripps without “cause” or a termination by the executive for “good reason,” death or disability. The severance benefits are generally determined as if the executive continued to remain employed by E. W. Scripps through the remainder of the term covered by the employment agreement, consistent with market practices.

In exchange for the severance benefits, the NEOs agree not to disclose E. W. Scripps’ confidential information and agree not to compete against E. W. Scripps or solicit its employees or customers for a period of time after termination. These provisions protect E. W. Scripps’ interests and help to ensure its long-term success.

Please refer to the “Potential Payments Upon Termination or Change in Control” section of this information statement for information regarding potential payments and benefits, if any, that each NEO is entitled to receive under his employment agreement in connection with his termination of employment. Please refer to the narrative following the Summary Compensation Table for a description of the compensation and benefits provided under the employment agreements.

Going Forward.  In connection with the separation, Scripps Networks Interactive will enter into an employment agreement with each of Messrs. NeCastro and Cruz that is substantially comparable to the corresponding E. W. Scripps employment agreement for each individual. In addition, in an effort to standardize employment agreements after the separation, Scripps Networks Interactive will enter into an employment agreement with Messrs. Lowe, Lansing and Hale that is substantially similar to the one covering Messrs. NeCastro and Cruz.

Change in Control Plan

Historically.  All NEOs are provided change in control protection. For Mr. Lowe, the terms of his change in control protection are covered in his employment agreement. The other NEOs are covered under the Senior Executive Change in Control Plan. Under this plan, a NEO would be entitled to certain severance benefits if a “change in control” were to occur and E. W. Scripps terminated the executive’s employment without “cause” or the executive terminated his employment with E. W. Scripps for “good reason” within a two-year period following the change in control. For Mr. Lansing, whose primary responsibility is managing Scripps Networks, his employment agreement also provides change in control protections in the event of a sale of Scripps Networks. The severance levels were established by the E. W. Scripps Compensation Committee.

The E. W. Scripps Compensation Committee believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of NEOs. The change in control protections allow NEOs to focus on the company’s business and objectively evaluate any future proposals during potential change in control transactions without being distracted by potential job loss. It also enhances retention following a change in control, as the severance benefits are payable only if the executive incurs a qualifying termination within a certain period following a change in control, rather than merely as a result of the change in control.

All equity awards held by NEOs would immediately vest upon a change in control. Unlike the cash severance described above, the vesting is not contingent upon a qualifying termination within a certain period following a change in control. This “single trigger” is appropriate because the equity of the Company will change and the E. W. Scripps Compensation Committee believes NEOs should have the same opportunity to realize value as common shareholders.

Please refer to the “Potential Payments Upon Termination or Change in Control” section for information regarding potential payments and benefits, if any, that each executive is entitled to receive in connection with a change in control.

Going Forward.  In connection with the separation, Scripps Networks Interactive will adopt an Executive Change in Control Plan that provides benefits substantially comparable to the benefits provided under the E. W. Scripps Senior Executive Change in Control Plan. Mr. Lowe will also participate in the Change in Control Plan in lieu of the protections contained in his existing employment agreement.

EXECUTIVE COMPENSATION TABLES

Set forth below is information concerning the compensation earned in 2006 and 2007 by the Named Executive Officers of Scripps Networks Interactive (“NEOs”). All compensation amounts set forth in the following tables represent compensation paid to the applicable NEO in connection with his service to The E. W. Scripps Company (“E. W. Scripps”). As described in the Compensation Discussion and Analysis (“CD&A”), the compensation and benefits provided to the NEOs by Scripps Networks Interactive, Inc. (“Scripps Networks Interactive”) may differ from the compensation and benefits historically provided to the NEOs by E. W. Scripps because historical compensation was determined by E. W. Scripps and future compensation will be determined based on compensation policies, programs and procedures to be established by Scripps Networks Interactive’s compensation committee.

Summary Compensation Table

The following table presents information concerning compensation paid to the NEOs in 2006 and 2007.

							Change in
							Pension Value
							and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)(1)	($)(1)	($)(2)	($)(3)	($)(4)	($)

Kenneth W. Lowe	2007	1,100,000	0	2,598,016	2,399,907	895,277	840,348	75,973	7,909,521
Chairman & Chief Executive	2006	1,050,000	0	3,536,808	2,923,091	1,260,000	1,083,392	69,980	9,923,271
Officer
Joseph G. NeCastro	2007	600,000	0	493,274	453,140	244,166	85,598	137,557	2,013,735
Executive Vice President &	2006	550,000	0	426,705	433,832	330,000	61,247	129,648	1,931,432
Chief Financial Officer
John F. Lansing	2007	650,000	0	400,540	311,144	378,799	183,198	36,750	1,960,431
President/Scripps Networks	2006	575,000	0	363,056	297,820	306,176	128,919	34,250	1,705,221
Anatolio B. Cruz III	2007	493,750	0	266,881	256,417	177,826	51,476	34,115	1,280,465
Executive Vice President,	2006	385,000	0	193,733	191,643	200,061	36,552	28,960	1,035,949
Chief Legal Officer and Corporate Secretary
Mark Hale	2007	415,000	0	126,800	235,206	189,607	87,900	29,707	1,084,220
Senior Vice President	2006	392,500	0	54,300	238,484	176,613	64,689	24,525	951,111
Technology Operations and Chief Technology Officer

(1)	Represents the expense recognized in E. W. Scripps’ financial statement related to restricted stock and stock option awards granted in 2007 and in prior years. Because Mr. Lowe is eligible for retirement, the entire grant date fair value of his awards was fully expensed in the year of grant. The expense was determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (“FAS 123(R)”), but disregards the impact of estimated forfeitures relating to service-based vesting conditions. See footnote 19 of the Consolidated Financial Statements contained in E. W. Scripps’ Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Annual Report”) for an explanation of the assumptions used in the valuation of these awards. For information about the awards granted in 2007, please refer to the Grants of Plan-Based Awards table and to the CD&A. For information on all outstanding equity awards as of December 31, 2007, please refer to the Outstanding Equity Awards at Fiscal Year-End table.

(2)	Represents the annual incentive earned by each NEO under the E. W. Scripps Executive Bonus Plan for the applicable calendar year. For additional information about the 2007 annual incentive opportunities under the E. W. Scripps Executive Bonus Plan, please refer to the Grants of Plan-Based Awards table and CD&A.

(3)	Represents the increase in the present value of the accumulated benefits under the pension plan and the E. W. Scripps Supplemental Executive Retirement Plan (“SERP”) for the applicable calendar year. For information on these plans, please refer to the Pension Benefits table. The NEOs did not accrue any preferential or above-market earnings on non-qualified deferred compensation.

(4)	Represents the perquisites and other benefits outlined in the table below. For more information about these benefits, please refer to the CD&A.

	Financial	Club	Tax	Matching
	Planning	Dues	Gross-Up	Contribution	Total
Name	($)(i)	($)(ii)	($)(iii)	($)(iv)	($)

Mr. Lowe	15,000	13,964	14,009	33,000	75,973
Mr. NeCastro	10,000	2,060	107,497	18,000	137,557
Mr. Lansing	10,000	0	7,250	19,500	36,750
Mr. Cruz	10,000	2,060	7,242	14,813	34,115
Mr. Hale	10,000	0	7,257	12,450	29,707

(i)	Represents all amounts paid by E. W. Scripps for financial planning services.

(ii)	Represents all amounts paid by E. W. Scripps for dining, business and country clubs.

(iii)	Represents reimbursement of taxes imposed on the financial planning benefit. This column also includes the tax gross-up paid to Mr. NeCastro on his loan repayment. To assist Mr. NeCastro in satisfying an obligation with his previous employer, E. W. Scripps loaned him $356,905 in 2002. Mr. NeCastro was obligated to repay the loan, with interest at 4.75 percent per year, by July 26, 2007. Until such time, E. W. Scripps withheld an amount of his annual incentive to repay interest and principal on the loan in an amount equal to the lesser of (i) 50 percent of his annual incentive earned for each year, or (ii) $80,000. E. W. Scripps agreed to pay Mr. NeCastro an additional bonus, the net amount of which equaled the taxes applicable to the portion of the annual incentive withheld for the loan payment. Mr. NeCastro’s obligation was paid in full in 2007.

(iv)	Represents the amount of all matching contributions made under E. W. Scripps’ 401(k) Plan and Executive Deferred Compensation Plan.

Salary and Bonus in Proportion to Total Compensation

The NEOs generally receive 42 percent to 55 percent of their total direct compensation in the form of base salary and cash incentive awards under the Executive Bonus Plan. Please see the CD&A for a description of the objectives of E. W. Scripps’ compensation program and overall compensation philosophy.

Employment Agreements

Four of the NEOs have entered into employment agreements with E. W. Scripps. These employment agreements enhance retention incentives for NEOs and also protect E. W. Scripps’ interests by imposing confidentiality, noncompetition, nonsolicitation and other restrictive covenants on the executives. Following is a brief summary of the employment agreements.

Employment Agreement for Mr. Lowe

On June 16, 2003, E. W. Scripps entered into an employment agreement with Mr. Lowe, pursuant to which he serves as President and Chief Executive Officer and as a member of the Board of Directors. On July 31, 2007, the agreement was extended through June 20, 2010. During the term, Mr. Lowe is entitled to: (i) a base salary that is not less than that paid to him for the immediately preceding year and an annual target bonus opportunity equal to no less than 80 percent of his salary; (ii) participate in all equity incentive, employee pension, welfare benefit plans and fringe benefit programs on a basis no less favorable than the most favorable basis provided other senior executives of E. W. Scripps; (iii) life insurance equal to his base salary; and (iv) reimbursement for tax and financial planning up to maximum of $15,000 per year, the annual membership fees and other dues associated with one country club and one luncheon club, and the costs of an annual physical examination.

Employment Agreement for Mr. Lansing

Effective January 1, 2004, E. W. Scripps entered into an employment agreement with Mr. Lansing. The term of the agreement expires on December 31, 2008. During the term, Mr. Lansing is entitled to an annual base salary of no less than $550,000 and a target annual incentive opportunity of no less than 50 percent of base salary. Mr. Lansing is also entitled to all benefits provided to senior level executives in accordance with E. W. Scripps’ policies in effect from time to time.

Employment Agreements for Mr. NeCastro and Mr. Cruz

In June 2006, E. W. Scripps entered into an employment agreement with Mr. NeCastro. On July 31, 2007, E. W. Scripps entered into an employment agreement with Mr. Cruz in connection with his promotion to the position of Executive Vice President. Each of these agreements has a three-year term that extends for an additional year on each anniversary of the first day of the terms, unless E. W. Scripps provides notice not to extend. During the term, (i) the annual base salary for each executive will be no less than $550,000 for Mr. NeCastro, and $525,000 for Mr. Cruz; (ii) the target bonus opportunity will be 60 percent of base salary for Mr. NeCastro and 55 percent of base salary for Mr. Cruz; (iii) each executive is eligible to participate in all equity incentive plans, employee retirement, pension and welfare benefit plans available to similarly situated executives of E. W. Scripps; and (iv) each executive is also entitled to reimbursement for tax and financial planning up to a maximum of $15,000 per year, the annual membership fees and other dues associated with one luncheon club, and the costs of an annual physical examination.

Please refer to the “Potential Payments Upon Termination or Change in Control” section for information regarding potential payments and benefits, if any, that each executive is entitled to receive under his employment agreement in connection with his termination of employment or change in control, along with a brief description of the applicable non-competition, non-solicitation, confidentiality and other restrictions applicable to each executive.

Letter Agreement with Mr. Hale

On July 7, 2005, E. W. Scripps entered into a letter agreement with Mr. Hale to confirm his then-current compensation arrangements. The letter agreement was not intended to serve as an employment agreement and does not provide for any severance benefits.

Grants of Plan-Based Awards

The following table sets forth information for each NEO regarding (i) estimated payouts of the annual cash incentive opportunities granted under the E. W. Scripps Executive Bonus Plan during 2007, (ii) estimated number of restricted shares that could be delivered under the performance-based restricted stock awards granted during 2007, (iii) restricted stock awards granted during 2007, and (iv) stock options granted in 2007:

								All Other	All Other		Grant
								Stock	Option	Exercise	Date Fair
								Awards:	Awards:	or Base	Value of
		Estimated Possible Payouts			Estimated Possible Payouts			Number of	Number of	Price of	Stock and
		Under Non-Equity Incentive			Under Equity Incentive			Shares of	Securities	Option	Stock
		Plan Awards(1)			Plan Awards(1)			Stock or	Underlying	Awards	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	($/SH)	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)(2)	(#)(3)	(4)	($)(5)

Mr. Lowe		66,000	1,320,000	2,178,000
	2/22/2007				1,786	35,714	58,928				1,743,557
	2/22/2007								125,000	48.82	1,572,500
Mr. NeCastro		18,000	360,000	594,000
	2/22/2007				714	14,286	23,572				697,443
	2/22/2007								50,000	48.82	629,000
Mr. Lansing		19,500	390,000	643,500
	2/22/2007				464	9,286	15,322				453,343
	2/22/2007								32,500	48.82	408,850
Mr. Cruz		13,109	262,188	432,610
	2/22/2007				357	7,143	11,786				348,721
	2/22/2007								25,000	48.82	314,500
	8/1/2007								20,000	40.70	251,600
	8/1/2007							6,000			244,200
Mr. Hale		10,375	207,500	342,375
	2/22/2007				286	5,714	9,428				278,957
	2/22/2007								20,000	48.82	251,600

(1)	Represents the incentive opportunities granted in 2007 under the E. W. Scripps Executive Bonus Plan and the 1997 Long-Term Incentive Plan. The “Threshold,” “Target” and “Maximum” columns reflect the range of potential payouts under these plans when the performance goals were established by the E. W. Scripps Compensation Committee. The threshold equals 5 percent of the target award and the maximum equals 165 percent of the target award. The actual 2007 annual incentive awards were determined on February 22, 2008 and are set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The actual number of restricted shares delivered under the 1997 Long-Term Incentive Plan was determined on February 22, 2008, and is set forth in the “Number of Shares or Units of Stock that have Not Vested” column of the Outstanding Equity Awards at Fiscal Year-End table. The executives have no rights to vote or receive cash dividends with respect to the underlying restricted shares until the date on which the actual number of restricted shares are determined and issued to the executive. For information on the applicable performance goals and performance periods for each award, please refer to the CD&A.

(2)	Represents the restricted shares granted to Mr. Cruz in connection with his promotion to Executive Vice President. Mr. Cruz has all the rights of a shareholder with respect to these restricted shares, including the right to vote the restricted shares and receive any cash dividends that may be paid thereon. The restricted shares vest in three annual installments beginning on the first anniversary of the date of grant for so long as he remains employed by E. W. Scripps. Vesting accelerates upon the executive’s death, disability, or retirement, or in the event of a change in control of E. W. Scripps.

(3)	Represents the number of shares that may be issued to the NEO on exercise of stock options granted in 2007. These stock options vest in three annual installments beginning on the first anniversary of the date of grant for so long as the executive remains employed by E. W. Scripps. Vesting accelerates upon the executive’s death, disability or retirement, or in the event of a change in control of E. W. Scripps.

(4)	Represents the exercise price of each stock option reported in the table, which equals the closing market prices of the underlying option shares on the date of grant.

(5)	Represents the grant date fair value, as determined in accordance with FAS 123(R), of each equity award listed in the table.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for each NEO with respect to (i) each option to purchase E. W. Scripps shares that had not been exercised and remained outstanding as of December 31, 2007, and (ii) each award of E. W. Scripps restricted shares that had not vested and remained outstanding as of December 31, 2007:

	Option Awards				Stock Awards
						Market	Equity Incentive	Equity Incentive
	Number of	Number of				Value of	Plan Awards:	Plan Awards:
	Securities	Securities			Number of	Shares or	Number of	Market or Payout
	Underlying	Underlying			Shares or	Units of	Unearned Shares,	Value of Unearned
	Unexercised	Unexercised	Option		Units of Stock	Stock That	Units or Other	Shares, Units or
	Options	Options	Exercise	Option	That Have not	Have not	Rights That Have	Other Rights That
	(#)(1)	(#)(2)	Price	Expiration	Vested	Vested	Not Vested	Have Not Vested
Name	Exercisable	Unexercisable	($)(3)	Date	(#)(4)	($)(5)	(#)	($)
Mr. Lowe	120,000		24.500	1/23/2010
	120,000		26.395	9/30/2010
	200,000		32.125	1/24/2011
	250,000		37.555	2/19/2012
	83,333	41,667	46.460	2/9/2013
	250,000		39.985	2/25/2013
	41,667	83,333	48.980	2/22/2014
	83,333	41,667	48.980	2/22/2014
	187,500		48.710	3/22/2014
		125,000	48.820	2/21/2015

Total	1,335,833	291,667			90,707	4,082,722

Mr. NeCastro	10,000		38.115	5/22/2012
	28,333	14,167	46.460	2/9/2013
	60,000		39.985	2/25/2013
	60,000		48.710	3/22/2014
	16,667	33,333	44.750	3/28/2014
		50,000	48.820	2/21/2015

Total	175,000	97,500			29,433	1,324,779

Mr. Lansing	24,000		32.125	1/24/2011
	70,000		37.555	2/19/2012
	21,667	10,833	46.460	2/9/2013
	60,000		39.985	2/25/2013
	10,834	21,666	48.910	2/21/2014
	30,000		48.710	3/22/2014
		32,500	48.820	2/21/2015

Total	216,501	64,999			31,760	1,429,518

Mr. Cruz	22,500		53.390	4/27/2014
	13,333	6,667	46.460	2/9/2013
	7,500	15,000	48.910	2/21/2014
		25,000	48.820	2/21/2015
		20,000	40.700	7/31/2015

Total	43,333	66,667			19,549	879,900

Mr. Hale	8,000		23.610	1/14/2008
	10,000		23.655	1/18/2009
	11,000		24.500	1/23/2010
	15,000		32.125	1/24/2011
	10,000		37.555	2/19/2012
	16,000		39.985	2/25/2013
	16,000		49.150	2/24/2014
	10,667	5,333	46.460	2/9/2013
	9,333	4,667	50.750	7/26/2013
	5,000	10,000	48.910	2/21/2014
	3,334	6,666	42.440	7/31/2014
		20,000	48.820	2/21/2015

Total	114,334	46,666			7,804	351,258

(1)	Represents the number of E. W. Scripps shares underlying the outstanding stock options that have vested as of December 31, 2007.

(2)	Represents the number of E. W. Scripps shares underlying the outstanding stock options that have not vested as of December 31, 2007. Vesting can be accelerated based on death, disability, retirement or change in control. The vesting dates for each unexercisable stock option award are as follows:

		Total Number of
		Unvested Stock
Name	Grant Date	Options Outstanding	Vesting Date

Mr. Lowe	2/10/2005	41,667	41,667 on 2/15/2008
	2/23/2006	41,667	41,667 on 12/31/2008: No accelerated vesting upon retirement
	2/23/2006	83,333	41,666 on 2/23/2008, 41,667 on 2/23/2009
	2/22/2007	125,000	41,667 on 2/22/2008, 41,666 on 2/22/2009, 41,667 on 2/22/2010

	Total	291,667

Mr. NeCastro	2/10/2005	14,167	14,167 on 2/15/2008
	3/29/2006	33,333	16,666 on 3/29/2008, 16,667 on 3/29/2009
	2/22/2007	50,000	16,667 on 2/22/2008, 16,666 on 2/22/2009, 16,667 on 2/22/2010

	Total	97,500

Mr. Lansing	2/10/2005	10,833	10,833 on 2/15/2008
	2/22/2006	21,666	10,833 on 2/22/2008, 10,833 on 2/22/2009
	2/22/2007	32,500	10,834 on 2/22/2008, 10,833 on 2/22/2009, 10,833 on 2/22/2010

	Total	64,999

Mr. Cruz	2/10/2005	6,667	6,667 on 2/15/2008
	2/22/2006	15,000	7,500 on 2/22/2008, 7,500 on 2/22/2009
	2/22/2007	25,000	8,334 on 2/22/2008, 8,333 on 2/22/2009, 8,333 on 2/22/2010
	8/1/2007	20,000	6,667 on 8/1/2008, 6,666 on 8/1/2009, 6,667 on 8/1/2010

	Total	66,667

Mr. Hale	2/10/2005	5,333	5,333 on 2/15/2008
	7/27/2005	4,667	4,667 on 7/27/2008
	2/22/2006	10,000	5,000 on 2/22/2008, 5,000 on 2/22/2009
	8/1/2006	6,666	3,333 on 8/1/2008, 3,333 on 8/1/2009
	2/22/2007	20,000	6,667 on 2/22/2008, 6,666 on 2/22/2009, 6,667 on 2/22/2010

	Total	46,666

(3)	The exercise price equals the fair market value per share of the underlying option shares on the date of grant.

(4)	Represents the number of E. W. Scripps restricted shares for each NEO outstanding as of December 31, 2007. Vesting can be accelerated based on death, disability, retirement or change in control. The vesting dates for each outstanding restricted share award are as follows:

		Total Number of
		Restricted Shares
Name	Grant Date	Outstanding	Vesting Date

Mr. Lowe	2/10/2005	18,968	18,968 on 2/15/2008
	2/22/2006	25,297	8,432 on 3/15/2008, 16,865 on 3/15/2009
	2/23/2006	16,667	16,667 on 12/31/2008: No accelerated vesting upon retirement
	2/22/2007	29,775	7,444 on 3/15/2008, 7,444 on 3/15/2009, 41,887 on 3/15/2010

	Total	90,707

Mr. NeCastro	2/10/2005	6,449	6,449 on 2/15/2008
	3/29/2006	11,074	3,692 on 3/15/2008, 7,382 on 3/15/2009
	2/22/2007	11,910	2,978 on 3/15/2008, 2,978 on 3/15/2009, 5,954 on 3/15/2010

	Total	29,433

Mr. Lansing	1/1/2004	12,500	12,500 on 12/31/2008
	2/10/2005	4,932	4,932 on 2/15/2008
	2/22/2006	6,586	2,196 on 3/15/2008, 4,390 on 3/15/2009
	2/22/2007	7,742	1,936 on 3/15/2008, 1,936 on 3/15/2009, 3,870 on 3/15/2010

	Total	31,760

Mr. Cruz	2/10/2005	3,034	3,034 on 2/15/2008
	2/22/2006	4,560	1,520 on 3/15/2008, 3,040 on 3/15/2009
	2/22/2007	5,955	1,489 on 3/15/2008, 1,489 on 3/15/2009, 2,977 on 3/15/2010
	8/1/2007	6,000	2,000 on 8/1/2008, 2,000 on 8/1/2009, 2,000 on 8/1/2010

	Total	19,549

Mr. Hale	2/22/2006	3,040	1,014 on 3/15/2008, 2,026 on 3/15/2009
	2/22/2007	4,764	1,191 on 3/15/2008, 1,191 on 3/15/2009, 2,382 on 3/15/2010

	Total	7,804

(5)	The value was calculated using the closing market price of E. W. Scripps’ stock on December 31, 2007 ($45.01 per share).

Option Exercises and Stock Vested

The following table sets forth information for each NEO with respect to the exercise of options to purchase shares of E. W. Scripps’ stock during 2007, and the vesting of E. W. Scripps restricted shares and restricted share unit awards during 2007:

	Option Awards		Stock Awards
			Number of
	Number of	Value	Shares	Value
	Shares	Realized on	Acquired	Realized on
	Acquired on	Exercise	on Vesting	Vesting
Name	Exercise (#)	($)	(#)(1)	($)(2)

Mr. Lowe	0	0	119,338	5,790,580
Mr. NeCastro	0	0	9,190	417,991
Mr. Lansing	0	0	5,799	265,780
Mr. Cruz	0	0	3,814	173,305
Mr. Hale	0	0	1,014	43,805

(1)	Includes 40,000 restricted share units for Mr. Lowe that vested on January 2, 2007. Mr. Lowe will not receive these shares underlying the units until he retires.

(2)	Represents the product of the number of shares of E. W. Scripps stock covered by the restricted share or share unit award that vested and the closing price per share of stock for the vesting date.

Pension Benefits

The following table sets forth information regarding the pension benefits for each NEO:

		Number of
		Years	Present Value	Payments
		Credited	of Accumulated	During Last
		Service	Benefit	Fiscal Year
Name	Plan Name	(#)(1)	($)(1)	($)

Mr. Lowe	Scripps Pension Plan	27.68	626,660	0
	SERP	27.68	5,477,713	0
Mr. NeCastro	Scripps Pension Plan	5.67	85,682	0
	SERP	5.67	228,717	0
Mr. Lansing	Scripps Pension Plan	12.42	181,218	0
	SERP	12.42	527,579	0
Mr. Cruz(2)	Scripps Pension Plan	3.75	52,804	0
	SERP	3.75	79,859	0
Mark Hale	Scripps Pension Plan	13.75	186,966	0
	SERP	13.75	320,343	0

(1)	The number of years of credited service and the present value of accumulated benefit are calculated as of December 31, 2007. The present value of accumulated benefits was calculated using the same assumptions included in the 2007 Annual Report, except that (i) no pre-retirement decrements were assumed, and (ii) a single retirement age of 62 was used instead of retirement decrements.

(2)	Mr. Cruz has not yet vested in his benefits under either plan, as he does not have the required five years of credited service.

Description of Retirement Plans

Pension Plan

The E. W. Scripps Pension Plan (the “Pension Plan”) is a tax-qualified pension plan covering substantially all eligible non-union employees of E. W. Scripps. The material terms and conditions of the Pension Plan as they pertain to the NEOs include the following:

Benefit Formula:  Subject to applicable Internal Revenue Code limits on benefits, the monthly normal retirement benefit is equal to 1 percent of the participant’s average monthly compensation up to an integration level plus 1.25 percent of the participant’s average monthly compensation in excess of the integration level, multiplied by the participant’s years of service. The integration level is the average of the Social Security taxable wage bases for the thirty-five years prior to the participant’s termination (or disability, if applicable). Average monthly compensation is the monthly average of the compensation earned during the five consecutive years in the eleven years before termination for which the participant’s compensation was the highest.

Compensation:  Subject to the applicable Internal Revenue Code limit ($225,000 for 2007), compensation includes salary, bonuses earned during the year and paid by March 15 of the following calendar year, and amounts deferred pursuant to the E. W. Scripps Retirement and Investment Plan and the E. W. Scripps Choice Plan.

Normal Retirement:  A participant is eligible for a normal retirement benefit based on the benefit formula described above if his or her employment terminates on or after age 65.

Early Retirement:  A participant is eligible for an early retirement benefit if his or her employment terminates on or after age 55 and he or she has completed 10 years of service. The early retirement benefit is equal to the normal retirement benefit described above, reduced by 0.4167 percent for each month the benefit commences before age 62. Mr. Lowe is the only NEO currently eligible for an early retirement benefit. E. W. Scripps does not grant extra years of service to any NEO under the Pension Plan.

Disability Retirement:  A participant is eligible for a disability retirement benefit if his or her employment terminates due to disability, but only if he or she is not receiving disability benefits under another company plan and only if the participant has completed 15 years of service. The monthly disability retirement benefit is equal to the monthly normal retirement benefit, except that the monthly disability retirement benefit for any month prior to age 65 that the participant does not receive Social Security benefits is equal to 1.25 percent of average monthly compensation multiplied by years of service.

Deferred Vested Benefits:  A participant who is not eligible for a normal, early or disability retirement benefit but has completed five years of service is eligible for a deferred retirement benefit following termination of employment, beginning at age 55, subject to a reduction of 0.5 percent for each month the benefit commences before age 65.

Form of Benefit Payment:  The benefit formula calculates the amount of benefit payable in the form of a monthly life annuity (which is the normal form of benefit for an unmarried participant). The normal form of payment for a married participant is a joint and 50 percent survivor annuity, which provides a reduced monthly amount for the participant’s life with the surviving spouse receiving 50 percent of the reduced monthly amount for life. Married participants with spousal consent can elect any optional form. Optional forms of benefits include a joint and 50 percent or 100 percent survivor annuity (which provides a reduced monthly amount for the participant’s life with the survivor receiving 50 percent or 100 percent of the monthly amount for life), or a monthly life annuity with a 10-year certain or 5-year certain guarantee (which provides a reduced monthly amount for the participant’s life and, if the participant dies within 10 or 5 years of benefit commencement, equal payments to a designated beneficiary for the remainder of the 10-year or 5-year certain period, as applicable).

All forms of benefit payment are the actuarially equivalent of the monthly life annuity form.

Preretirement Death Benefits:  A vested participant’s surviving spouse is generally eligible for a preretirement death benefit if the participant dies before benefit commencement. This monthly benefit is equal to an amount based on the joint and 50 percent survivor annuity and will begin on the later of the month following the participant’s death or the date the participant would have been eligible to commence a benefit.

Postretirement Death Benefits:  A vested participant’s designated beneficiary is generally eligible for a postretirement death benefit if the participant dies after normal retirement, early retirement or disability retirement benefit. This lump sum benefit is equal to three times the participant’s average monthly compensation, with a minimum benefit of $2,500 and a maximum benefit of $10,000.

SERP

The E. W. Scripps Supplemental Executive Retirement Plan (“SERP”) is intended to attract and retain executive talent by supplementing benefits payable under the Pension Plan. The material terms and conditions of the SERP as they pertain to the NEOs include the following:

Eligibility:  An executive generally is eligible to participate in the SERP if he or she qualifies for a Pension Plan benefit that was limited by application of the Internal Revenue Code limits on compensation and benefits.

Benefit Formula:  The SERP benefit is equal to the difference between the Pension Plan benefit calculated using the SERP definition of compensation and the actual Pension Plan benefit, plus a 2.9 percent gross-up for the combined employer/employee Medicare tax. Compensation includes all compensation included under the Pension Plan (without application of the IRS limit described under the Pension Plan), plus bonuses paid if earned more than one year prior to the payment date and certain deferred compensation and executive compensation payments designated by the Pension Board.

Benefit Entitlement:  A participant becomes entitled to a SERP benefit when he or she becomes entitled to a Pension Plan benefit. Benefits are paid from the SERP at the same time and in the same form of payment as elected under the Pension Plan.

Nonqualified Deferred Compensation

The following table sets forth information regarding the nonqualified deferred compensation for each NEO as of December 31, 2007:

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions	Earnings in	Withdrawals/	Balance at
	Last FY	in Last FY	Last FY	Distributions	Last FYE
Name	($)(1)	($)(2)	($)	($)	($)(3)

Mr. Lowe	52,500	2,036,650	(177,963)	0	2,558,234
Mr. NeCastro	88,500	11,250	35,575	0	467,162
Mr. Lansing	181,500	12,750	30,330	0	745,779
Mr. Cruz	56,137	8,063	4,387	0	91,160
Mr. Hale	36,400	5,700	37,440	0	587,835

(1)	Represents the base salary and annual incentive deferred by each NEO during 2007. The deferrals of base salary are included in the Salary column of the Summary Compensation Table.

(2)	Represents the matching contribution credited to each NEO during 2007. These matching contributions are included in the All Other Compensation column of the Summary Compensation Table. For Mr. Lowe, represents an additional amount attributable to the vesting of 40,000 restricted share units.

(3)	The aggregate balance as of December 31, 2007, for each NEO includes the following amounts that were previously earned and reported as compensation in the 2006 Summary Compensation Table:

	2006 Salary	2006 Bonus	2006 Matching
Name	Deferred	Deferred	Contributions

Mr. Lowe	49,800		24,900
Mr. NeCastro	19,800		9,900
Mr. Lansing	130,550		10,650
Mr. Cruz	9,900	40,012	4,950
Mr. Hale	10,350	25,000	5,175

Description of Executive Deferred Compensation Plan

Each NEO is eligible to defer up to 50 percent of his pre-tax base salary and up to 100 percent of his pre-tax annual incentive compensation under the terms of the Executive Deferred Compensation Plan. The plan is available to a select group of highly compensated employees and is unfunded and unsecured. After a participant completes one year of service with E. W. Scripps, he or she is also entitled to a 50 percent matching credit on base salary deferrals, up to 6 percent of base salary over the applicable Internal Revenue Code limit ($225,000 for 2007). Payments are made in cash at certain future dates specified by participants or upon earlier termination of employment or death. Payments are made in the form of a lump sum or in monthly installments of 5, 10 or 15 years, as elected by the participants. E. W. Scripps may accelerate payments in the event of a participant’s disability, death or severe hardship. Payments are automatically accelerated and paid in a lump sum in the event of a change in control of E. W. Scripps. The deferred compensation is credited with earnings, gains and losses in accordance with deemed investment elections made by participants from among various crediting options established by E. W. Scripps from time to time. Participants are permitted to change their deemed investment elections daily. For 2007, the investment options tracked returns under publicly available and externally managed investment funds such as mutual funds.

Potential Payments Upon Termination or Change in Control

E. W. Scripps has entered into certain agreements and maintains certain plans and arrangements that require it to pay or provide compensation and benefits to its NEOs in the event of certain terminations of employment or a change in control. The estimated amount payable or provided to each NEO in each situation is summarized below. These estimates are based on the assumption that the various triggering events occurred on the last day of 2007, along with other material assumptions noted below. The actual amounts that would be paid to a NEO upon termination or a change in control can only be determined at the time the actual triggering event occurs.

The estimated amount of compensation and benefits described below does not take into account compensation and benefits that a NEO has earned prior to the applicable triggering event, such as earned but unpaid salary or accrued vacation pay or annual incentives that vested on or prior to the triggering event in accordance with their terms. The estimates also do not take into account benefits to which each NEO would be entitled to receive upon termination of employment under the retirement plans and programs described in the Pension Benefits table and the Nonqualified Deferred Compensation table (unless those benefits are enhanced or accelerated).

Voluntary Termination for “Good Reason” or Involuntary Termination without “Cause”

Employment Agreement for Mr. Lowe

Under Mr. Lowe’s employment agreement, if E. W. Scripps terminates the agreement without “cause” or the executive terminates it for “good reason” (other than within two years following a change in control), E. W. Scripps must make the following payments to or on behalf of the executive:

•	Continued salary payments for the greater of three years or the balance of the term.

•	A lump sum payment equal to the target annual incentive for the greater of two years or the balance of the term (prorated for partial years).

•	A lump sum payment equal to his pro-rated target annual incentive opportunity for the year.

•	Continued participation in all employee benefit plans for the greater of two years or the balance of the term of the agreement (reduced by any substantially equivalent benefits provided to him by another employer).

•	Full vesting of all equity awards, with the options remaining exercisable for the remainder of the original term.

For purposes of Mr. Lowe’s employment agreement, the term “cause” generally means: (i) gross misconduct or gross neglect of duties; (ii) a material breach of the employment agreement or applicable policy; or (iii) the commission of a felony involving embezzlement or theft or any other crime involving moral turpitude. The term “good reason” generally means: (i) a reduction in base salary, target annual incentive or long-term incentive opportunities; (ii) a material reduction in duties, removal from the board of directors, or an adverse change in reporting structure; (iii) relocation of more than 25 miles outside of Cincinnati, Ohio; or (iv) a material breach of the employment agreement by E. W. Scripps.

Employment Agreement for Mr. Lansing

Under Mr. Lansing’s employment agreement, if E. W. Scripps terminates the agreement without “cause” or the executive terminates it for “good reason” (other than within one year following a change in control), E. W. Scripps must pay him a lump sum amount equal to three times his annual base salary. If the executive voluntarily terminates employment, E. W. Scripps may make monthly continued salary payments to the executive for up to 12 months. In return, the executive may not engage in conflicting business activities, work for a competitor or solicit E. W. Scripps’ employees while receiving monthly payments. The term “cause” generally means (i) a commission of a felony or an act that impairs E. W. Scripps’ reputation, or the willful failure to perform his duties; or (ii) a material breach of the employment agreement. The term “good reason” generally means (i) a reduction in base salary or annual incentive; (ii) reduction in duties or offices; or (iii) the material breach of the employment agreement by E. W. Scripps.

Other Employment Agreements

Under the employment agreements for each of Messrs. NeCastro and Cruz, if E. W. Scripps terminates the executive’s agreement without “cause” or the executive terminates it for “good reason” (other than within two years following a change in control), E. W. Scripps must make the following payments to or on behalf of the executive for the greater of 18 months or the balance of the term (or for 12 months if E. W. Scripps gives proper notice that it does not intend to employ the executive beyond the end of the term):

•	Continued salary payments in accordance with E. W. Scripps payroll practices (payable in a lump sum for Mr. Cruz).

•	Payments equal to the target annual incentive then in effect, payable pursuant to the terms of the annual incentive plan.

•	Premiums for continued medical and dental coverage for the remainder of the term.

•	Continued life insurance coverage.

In general, Messrs. NeCastro and Cruz may not engage in conflicting business activities or work for a competitor throughout the term of the agreement, or, if earlier, until the end of the sixth month following a qualifying termination of employment described above. In addition, they may not solicit E. W. Scripps’ employees or make disparaging or derogatory comments about E. W. Scripps during the term of the agreement and for twelve months thereafter, they must also protect E. W. Scripps’ confidential information during the term of the agreement and thereafter.

For purposes of these employment agreements, the term “cause” generally means: (i) embezzlement, fraud or a felony; (ii) willful unauthorized disclosure of confidential information; (iii) a material breach of the agreement; (iv) gross misconduct or gross neglect of duties; (v) willful failure to cooperate with an internal or regulatory investigation; or (vi) willful and material violation of E. W. Scripps’ written conduct policies or ethics code. The term “good reason” generally means: (i) a material reduction in duties or reporting structure; (ii) relocation outside of Cincinnati; or (iii) a material breach of the employment agreement by E. W. Scripps.

Termination without Cause
or for Good Reason	Mr. Lowe	Mr. NeCastro	Mr. Lansing	Mr. Cruz	Mr. Hale

Cash Severance	$7,260,000	$1,440,000	$1,950,000	$1,220,625	$0
Equity
Restricted Stock(1)	4,082,722	N/A	N/A	N/A	N/A
Unexercisable Options(2)	0	N/A	N/A	N/A	N/A

Sub-Total	4,082,722	0	0	0	0

Other Benefits
Health & Welfare(3)	180,980	26,063	0	22,688	0
Retirement(4)	1,601,978	0	0	0	0

Sub-Total	1,782,958	26,063	0	22,688	0

Total	$13,125,680	$1,466,063	$1,950,000	$1,243,313	$0

(1)	Represents the product of (i) the number of restricted stock awards outstanding as of December 31, 2007, multiplied by (ii) $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007). The number of restricted stock awards outstanding on December 31, 2007, includes the restricted shares earned pursuant to the performance-based restricted stock awards granted in 2007.

(2)	All of Mr. Lowe’s unvested stock options had an exercise price in excess of the fair market value of the underlying shares on December 31, 2007, and are therefore not included in these calculations.

(3)	For Mr. Lowe, this amount represents the premiums for continued medical, dental, disability, life and accidental death insurance, along with continued perquisites and other benefits included in the All Other Compensation column of the Summary Compensation Table. For Messrs. NeCastro and Cruz, the amounts represent premiums for continued medical, dental and life insurance coverage.

(4)	For Mr. Lowe, this amount represents the actuarial present value of continued pension benefits, calculated using the pension plan’s provisions for a lump sum payment on January 1, 2008, including a 6.25 percent interest rate and the RP2000 mortality table.

Death or Disability

Employment Agreement for Mr. Lowe

Under Mr. Lowe’s employment agreement, if he dies or suffers a “permanent disability,” the executive, his estate and/or his family become entitled to the following benefits:

•	Continued salary payments for two years (subject to reduction for any proceeds received under any life insurance policy or E. W. Scripps’ disability plans).

•	In the event of permanent disability, annual payments equal to 60 percent of his base salary, commencing on the second anniversary of his disability and ending at age 65.

•	Continued medical and dental benefits for two years.

•	A lump sum payment equal to a pro-rated target annual incentive.

•	Immediate vesting of all outstanding equity awards, with the options remaining exercisable for the remainder of the original terms.

The term “permanent disability” means the executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under his employment agreement for a period of 150 consecutive days as determined by a medical doctor selected by the executive and E. W. Scripps.

Employment Agreement for Mr. Lansing

Under Mr. Lansing’s employment agreement, if he dies or becomes permanently disabled (as defined under and covered by the E. W. Scripps disability plan), E. W. Scripps must pay his annual incentive that he otherwise would have earned for the year of his death or disability, pro-rated for the portion of the year through his death or disability.

Other Employment Agreements

Under the employment agreements for each of Messrs. NeCastro and Cruz, if the executive dies or becomes disabled (as defined under and covered by the E. W. Scripps disability plan), E. W. Scripps must provide him, his beneficiary and/or his family the following benefits:

•	Continued salary payments for one year following death or disability.

•	A lump sum amount equal to his pro-rated target annual incentive for the period commencing January 1 and ending one year after death or disability.

•	Continued medical and dental benefits for covered family members for one year following the death or disability.

Long-Term Incentive Plan

If a NEO dies or becomes disabled (as defined under and covered by the E. W. Scripps disability plan), then any equity awards issued under the E. W. Scripps Long-Term Incentive plan will become fully vested, and in the case of stock options, be exercisable until their expiration date. With respect to performance-based restricted stock awards, those shares will vest based on the extent to which the applicable performance goals have been achieved for the entire performance period.

Termination Due to Death	Mr. Lowe		Mr. NeCastro	Mr. Lansing	Mr. Cruz	Mr. Hale
or Disability	Death	Disability	Either	Either	Either	Either

Cash Severance	$3,520,000	$7,004,800	$1,320,000	$390,000	$1,102,500	$0
Equity
Restricted Stock(1)	4,082,722	4,082,722	1,324,779	1,429,518	879,900	351,258
Unexercisable Options(2)	0	0	8,667	0	86,200	17,132

Sub-Total	4,082,722	4,082,722	1,333,446	1,429,518	966,100	368,390

Other Benefits
Health & Welfare(3)(4)	19,424	19,424	13,235	0	13,235	0

Sub-Total	19,424	19,424	13,235	0	13,235	0

Total	$7,622,146	$11,106,946	$2,666,681	$1,819,518	$2,081,835	$368,390

(1)	Represents the product of (i) the number of restricted stock awards outstanding as of December 31, 2007, multiplied by (ii) $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007). For each NEO, the number of restricted stock awards outstanding on December 31, 2007, includes the restricted shares earned pursuant to the performance-based restricted stock awards granted in 2007.

(2)	Represents the product of (i) the number of shares underlying the unvested stock options as of December 31, 2007, multiplied by (ii) the excess of $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007), over the per share exercise price of the stock option. The unvested stock options held by Messrs. Lowe and Lansing had an exercise price in excess of the fair market value of the underlying shares on December 31, 2007, and are therefore not included in these calculations.

(3)	For Mr. Lowe, this amount represents premiums for continued medical benefits along with an annual supplemental disability benefit equal to 60 percent of his base salary, payable during the period from January 1, 2010 through April 7, 2015 (age 65).

(4)	For Messrs. NeCastro and Cruz, this amount represents the premiums for continued medical and dental insurance coverage.

Change in Control

Employment Agreement for Mr. Lowe

Under Mr. Lowe’s employment agreement, all outstanding equity awards held by him will vest upon a change in control with the options remaining exercisable for the remainder of the original terms.

Senior Executive Change in Control Plan

Under the terms of the Senior Executive Change in Control Plan, all outstanding equity awards held by all NEOs except Mr. Lowe will vest upon a change in control with the options remaining exercisable for the remainder of the original terms. Under the terms of the Executive Deferred Compensation Plan, the vested account balance of each NEO will be valued and payable in a lump sum upon a change in control.

For purposes of these plans and agreements, a change in control generally means (i) the acquisition of a majority of the E. W. Scripps’ voting common shares by someone other than The Edward W. Scripps Trust or a party to the Scripps Family Agreement; (ii) the disposition assets accounting for 90 percent or more of E. W. Scripps’ revenues, unless the Trust or the parties to the Scripps Family Agreement have a direct or indirect controlling interest in the acquiring entity, or (iii) for Mr. Lowe’s agreement only, a change in the membership of the E. W. Scripps Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority.

Change in Control (Single Trigger)	Mr. Lowe	Mr. NeCastro	Mr. Lansing	Mr. Cruz	Mr. Hale

Equity
Restricted Stock(1)	$4,082,722	$1,324,779	$1,429,518	$879,900	$351,258
Unexercisable Options(2)	0	8,667	0	86,200	17,132

Total	$4,082,722	$1,333,446	$1,429,518	$966,100	$368,390

(1)	Represents the product of (i) the number of restricted stock awards outstanding as of December 31, 2007, multiplied by (ii) $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007). For each NEO, the number of restricted stock awards outstanding on December 31, 2007 includes the restricted shares earned pursuant to the performance-based restricted stock awards granted in 2007.

(2)	Represents the product of (i) the number of shares underlying the unvested stock options as of December 31, 2007, multiplied by (ii) the excess of $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007), over the per share exercise price of the stock option. The unvested stock options held by Messrs. Lowe and Lansing had an exercise price in excess of the fair market value of the underlying shares on December 31, 2007, and are therefore not included in these calculations.

Qualifying Termination Following a Change in Control

Employment Agreement for Mr. Lowe

Under Mr. Lowe’s employment agreement, if E. W. Scripps terminates the employment agreement without “cause” within two years after a “change in control” or the executive terminates it for “good reason” within such two-year period, E. W. Scripps or its successor must provide him with the following benefits:

•	A lump sum amount equal to three times his base salary and annual incentive. For this purpose, annual incentive generally means the greater of: (i) target in the year of termination or (ii) the highest annual incentive earned in the prior three years.

•	Benefits substantially equivalent to those received immediately prior to the date of termination or change in control for a period of three years (or until death or obtaining substantially equivalent benefits).

•	Reasonable outplacement services for a period of eighteen months and reimbursement for reasonable legal expenses (up to $75,000) if he is required to enforce the agreement.

The terms “cause” and “good reason” under the executive’s employment agreement are described above under the heading Voluntary Termination for “good reason” or Involuntary Termination without “cause.” The term “change in control” is defined above under the heading Change in Control.

Senior Executive Change in Control Plan

Each NEO, except Mr. Lowe, participates in the Senior Executive Change in Control Plan. Under this plan, if the executive’s employment is terminated by us other than for “cause,” death or disability or if the executive resigns for “good reason,” within two years after a “change in control,” then E. W. Scripps or its successor will be obligated to pay or provide the following benefits:

•	A lump sum payment equal to 2.5 times for Messrs. NeCastro and Cruz, 2.0 times for Messrs. Lansing and Hale of the executive’s annual base salary and annual incentive. For this purpose, annual incentive generally means the greater of (i) target in the year of termination or (ii) the highest annual incentive earned in the prior three years.

•	Continued medical, dental, disability, life and accidental death insurance coverage for 30 months for Messrs. NeCastro and Cruz, 24 months for Messrs. Lansing and Hale.

•	A lump sum payment equal to the actuarial value of the additional benefits under E. W. Scripps’ qualified and supplemental defined benefit plans the executive would have received if his age and years of service at the time of termination were increased by 2.5 years for Messrs. NeCastro and Cruz, 2.0 years for Messrs. Lansing and Hale.

Under the change in control plan, the terms “cause” generally means: (i) a commission of a felony or an act that impairs E. W. Scripps’ reputation; (ii) willful failure to perform duties; or (iii) breach of any material term, provision or condition of employment. The term “good reason” means (i) a material reduction in base salary or annual incentive opportunity; (ii) a material reduction in duties or offices; (iii) a relocation of more than 50 miles; (iv) the failure by any successor to assume the employment agreement; or (v) a material breach of the employment terms by E. W. Scripps.

Executive Bonus Plan

Under the Executive Bonus Plan, in the event that a participant’s employment terminates within one year of a “change in control,” E. W. Scripps or its successor would be required to pay a lump sum amount to the participant equal to the target annual incentive opportunity for the performance period in which the termination occurs.

Change in Control (Double Trigger)	Mr. Lowe	Mr. NeCastro	Mr. Lansing	Mr. Cruz	Mr. Hale

Cash Severance	$7,260,000	$2,400,000	$2,080,000	$1,967,970	$1,245,000
Interrupted Bonus	1,320,000	360,000	390,000	262,188	207,500

Other Benefits
Health & Welfare(1)	44,854	32,942	26,850	31,296	21,067
Life Insurance	0	0	0	0	0
Outplacement	50,000	0	0	0	0
Tax Gross-Ups(2)	0	1,264,829	914,940	1,210,556	0
Retirement(3)	2,455,795	136,062	112,730	220,455	73,796

Sub-Total	2,550,649	1,433,833	1,054,520	1,462,307	94,863

Total(4)	$11,130,649	$4,193,833	$3,524,520	$3,692,465	$1,547,363

(1)	For Mr. Lowe, this amount represents premiums for continued medical, dental, disability, life and accidental death insurance along with continued perquisites and other benefits included in the “All Other Compensation” column of the Summary Compensation Table. For the other NEOs, the amounts represent premiums for continued medical, dental, disability, life and accidental death insurance.

(2)	Section 280G of the Internal Revenue Code applies if there is a change in control of E. W. Scripps, compensation is paid to an NEO as a result of the change in control (“parachute payments”), and the present value of the parachute payments is 300 percent or more of the executive’s “base amount,” which equals his average W-2 income for the five-calendar-year period immediately preceding the change in control (e.g., 2002-2006 if the change in control occurs in 2007). If Section 280G applies, then the NEO is subject to an excise tax equal to 20 percent of the amount of the parachute payments in excess of his base amount (the “excess parachute payments”), in addition to income and employment taxes. Moreover, E. W. Scripps is denied a federal income tax deduction for the excess parachute payments. The amounts in the tax gross-ups row reflect a tax gross-up for the excise and related taxes, as required under the terms of the arrangements described above. The amounts are merely estimates based on the following assumptions: (i) an excise tax rate of 20 percent and a combined federal, state and local income and employment tax rate of 43.01 percent for Messrs. NeCastro and Cruz and 36.45 percent for Mr. Lansing, and (ii) no amounts were allocated to the non-solicitation or non competition covenants contained in the employment agreements.

(3)	Represents the actuarial present value of continued pension benefits, calculated using the pension plan’s provisions for a lump sum payment on January 1, 2008, including a 6.25 percent interest rate and the RP2000 mortality table.

(4)	These amounts are in addition to the payments and benefits described under the “Change in Control” caption, above.

Retirement

Only Mr. Lowe is eligible for retirement as of December 31, 2007. Under Mr. Lowe’s employment agreement, if he voluntarily terminates employment with E. W. Scripps on or after January 1, 2007, all outstanding equity awards granted pursuant to his employment agreement will vest with the options remaining exercisable for the remainder of the original terms.

Termination Due to Retirement Mr. Lowe

Equity
Restricted Stock(1)	$4,082,722
Unexercisable Options(2)	0

Sub-Total	4,082,722

Total	$4,082,722

(1)	Represents the product of (i) the number of restricted stock awards outstanding as of December 31, 2007, multiplied by (ii) $45.01 per share (the closing market price of E. W. Scripps’ stock on December 31, 2007). The number of restricted stock awards outstanding on December 31, 2007, includes the restricted shares earned pursuant to the performance-based restricted stock awards granted in 2007.

(2)	All of Mr. Lowe’s unvested stock options had an exercise price in excess of the fair market value of the underlying shares on December 31, 2007, and are therefore not included in these calculations.

Director Compensation

The following table sets forth information regarding the compensation earned in 2007 by non-employee directors of E. W. Scripps who will serve as non-employee directors of Scripps Networks Interactive after the separation:

Director Compensation — 2007

	Fees Earned
	or Paid in	Option	All Other
	Cash	Awards	Compensation	Total
Name	($)	($)(1)	($)	($)

John H. Burlingame	78,000	166,663		244,663
David A. Galloway	76,000	166,663		242,663
Jarl Mohn	68,000	166,663		234,663
Nicholas B. Paumgarten	68,000	166,663		234,663
Jeffrey Sagansky	75,000	166,663		241,663
Nackey E. Scagliotti	71,000	166,663		237,663
Ronald W. Tysoe	94,000	166,663		260,663

(1)	Represents the expense recognized in E. W. Scripps’ financial statements related to stock option awards granted in 2007 and in prior years. The expense was determined in accordance with FAS 123(R). See footnote 19 of the 2007 Annual Report for the assumptions used in the valuation of these awards. The grant date fair value of each stock option granted to the directors in 2007 was $43.28.

Description of Director Compensation Program

E. W. Scripps’ director compensation program is designed to enhance its ability to attract and retain highly qualified directors and to align their interests with the long-term interests of its shareholders. The program includes a cash component, which is designed to compensate non-employee directors for their service on the board and an equity component, which is designed to align the interests of non-employee directors and shareholders. E. W. Scripps also provides certain other benefits to non-employee directors, which are described below. Directors who are employees of the company receive no additional compensation for their service on the board.

Initially our director compensation program will be similar to the one applicable to directors of E. W. Scripps. However, we may modify the program after the separation.

Cash Compensation

Historically

Each non-employee director is entitled to receive an annual cash retainer of $40,000. The chairman is entitled to receive an additional annual cash retainer of $100,000. Committee chairs also receive an annual retainer as described in the table below. The retainers are paid in equal quarterly installments. Each non-employee director is also entitled to receive a fee for each board meeting and committee meeting attended, as follows:

Meeting Fees
Board	$2,500
Executive, Compensation and Nominating & Governance Committees	$2,000
Audit Committee	$2,500
Annual Chair Fees
Executive Committee	$3,000
Audit Committee	$9,000
Compensation Committee	$6,000
Nominating & Governance Committee	$3,000

Going Forward.  Scripps Networks Interactive’s cash compensation program for directors will be similar to that of the E. W. Scripps Board of Directors.

Equity Compensation

Historically.  Consistent with past practice, in May 2007 non-employee directors who were elected at the 2007 annual shareholder meeting received a nonqualified stock option award to purchase 10,000 shares at a price equal to the fair market value of the shares on the date of grant. The stock options have a term of ten years and are exercisable on the anniversary of the date of grant. They may be forfeited only upon removal from the board for cause. The awards were first approved at the February 2007 meeting of the board of directors.

Going Forward.  Except for E. W. Scripps directors who join Scripps Networks Interactive’s Board of Directors in connection with the spin-off, we will provide our non-employee directors with equity grants that are substantially similar to those provided by E. W. Scripps.

Other Benefits

Historically.  In addition to the above compensation, the Scripps Howard Foundation, an affiliate of E. W. Scripps, matches, on a dollar-for-dollar basis up to $3,000 annually, charitable contributions made by non-employee directors to qualifying organizations. This program is also available to all E. W. Scripps’ employees.

Going Forward.  Scripps Networks Interactive will continue this matching program.

1997 Deferred Compensation and Stock Plan for Directors

Historically.  A non-employee director may elect to defer payment of at least 50 percent of the cash compensation received as a director under E. W. Scripps’ 1997 Deferred Compensation and Stock Plan for Directors. The director may allocate the deferrals between a phantom stock account that credits earnings including dividends, based on E. W. Scripps’ Class A Common shares, or to a fixed income account that credits interest based on the twelve month average of the 10-year treasury rate (as of November of each year), plus 1 percent. The deferred amounts (as adjusted for earnings, interest and losses) are paid to the director at the time he or she ceases to serve as a director or upon a date predetermined by the director, either in a lump sum or annual installments over a specified number of years (not to exceed 15) as elected by the director. Payments generally are made in the form of cash, except that the director may elect to receive all or a portion of the amounts credited to his or her phantom stock account in the form of E. W. Scripps Class A Common shares.

Going Forward.  Initially, Scripps Networks Interactive will continue to provide the same Deferred Compensation Plan for our directors. However, we may modify the plan after the separation.

The following table provides the number of stock options that had not been exercised and remained outstanding as of December 31, 2007. The stock options are exercisable one year from the date of grant, but may be forfeited upon removal from the board for cause.

Aggregate Number of
Shares Underlying
Stock Options Awards
Name	(#)(1)

Mr. Burlingame	70,000
Mr. Galloway	55,000
Mr. Mohn	60,000
Mr. Paumgarten	84,000
Mr. Sagansky	45,000
Ms. Scagliotti	84,000
Mr. Tysoe	90,000

(1)	Mr. Burlingame, Mr. Galloway, Mr. Paumgarten and Mr. Tysoe hold Directors’ phantom share accounts that are the result of an election to defer compensation under the 1997 Deferred Compensation and Stock Plan for Directors. Mr. Burlingame holds 882 phantom shares; Mr. Galloway holds 7,297 phantom shares; Mr. Paumgarten holds 9,408 phantom shares; and Mr. Tysoe holds 23,861 phantom shares.

Employee Benefit Plans

Executive Annual Incentive Plan

We have adopted, contingent upon the consummation of the separation, the Scripps Networks Interactive, Inc. Executive Annual Incentive Plan (“AIP”). The AIP is designed to provide annual cash incentives to our senior executives that are deductible to the maximum extent possible as “performance-based compensation” under Section 162(m) of the Code. We also expect that, from time-to-time, we will adopt additional short-term incentive programs for employees other than our senior executives. The terms of those plans may differ from the AIP.

The principal features of the AIP are summarized below. The summary is qualified in its entirety by the terms of the AIP, a form of which is filed as an exhibit to our registration statement on Form 10, of which a form of this Information Statement is a part.

Administration.  The AIP will be administered by our compensation committee, or a sub-committee thereof. The committee is authorized to interpret the AIP and to make any other determinations that it deems necessary or desirable for the administration of the plan. Any decision of the committee shall be final, conclusive and binding.

Eligibility and Participation.  The committee, in its sole discretion, will designate the executives who are eligible to participate in the AIP. The executives will be selected from among our employees who are in a position to have a material impact on our results of operations. At this time, we anticipate that only        individuals will participate in the AIP.

Determination of Awards.  The committee will designate one or more performance periods, which may be based on a calendar year or any other period designated by the committee. Within the first quarter of the performance period, the committee will establish written performance goals and payout formulas for each participant. The performance goals and payout formulas need not be the same for each participant. The maximum amount payable to any participant for any calendar year under the AIP shall be $4,000,000. Participants must achieve the performance goals established by the committee in order to receive an award under the AIP.

Performance Goals.  The performance goals, which must be objective, are based solely on one or more of the following criteria: earnings per share; segment profit; gross margin; operating or other expenses; earnings before interest and taxes (“EBIT”); earnings before interest, taxes, depreciation and amortization; free cash flow; net income; return on investment (determined with reference to one or more categories of income or cash flow and one or more categories of assets, capital or equity); stock price appreciation; and network-related viewer ratings or impressions. The foregoing criteria may relate to the company, one or more of its subsidiaries, or one or more of its divisions, units, partnerships, joint ventures or minority investments, product lines or products or any combination thereof, and may be applied on an absolute basis or be relative to our annual budget, one or more peer group companies or indices, or any combination, all as the committee shall determine. The committee may adjust performance goals for unusual or unplanned items, whether favorable or unfavorable. In addition, to the extent consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items.

Certification.  No awards will be paid for a performance period until the committee has certified in writing whether the applicable performance goals have been met. The committee retains the discretion to reduce or eliminate (but not to increase) any award payable to a participant.

Payment.  The award determined by the committee must be paid after the end of the performance period, but in no event later than March 15 of the calendar year immediately following the end of the performance period. If, however, a participant dies, retires, is assigned to a different position, is granted a leave of absence, or if the participant’s employment is otherwise terminated (except for “cause”, as determined by the committee in its sole discretion) during a performance period, then the participant’s award shall be pro-rated and paid at the same time as other awards under the plan. If a participant terminates employment within one year after a “change in control”, then he or she shall receive an award based on achievement of the performance goals at the 100% level. The award is generally payable within 30 days following termination, but payment will be delayed for 6 months if required to comply with Section 409A of the Code.

Amendments or Termination.  The Board or the committee may amend, alter or discontinue the AIP at any time, provided that the action does not impair any of the rights or obligations under any award previously granted to a participant without that participant’s consent. No consent is required, however, if the Board or the committee, as the case may be, determines in good faith that the action is necessary to comply with Section 409A of the Code, Section 162(m) of the Code or applicable laws. The Board may not amend, alter or discontinue the provisions relating to payments in connection with a “change in control” after the occurrence of a change in control.

Plan Benefits.  Future benefits to be received by a person or group under the AIP are not determinable at this time and will depend on individual and corporate performance.

2008 Long-Term Incentive Plan

We have adopted, and The E. W. Scripps Company as our sole shareholder has approved, contingent on the consummation of the separation, the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan (“LTIP”). The purpose of the LTIP is to promote our long-term growth and profitability by (i) providing our directors, officers and key employees with incentives to improve shareholder value and contribute to our success, and (ii) enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

The principal features of the LTIP are summarized below. The summary is qualified in its entirety by the terms of the LTIP, a form of which is filed as an exhibit to our registration statement on Form 10, of which a form of this Information Statement is a part.

Types of Awards.  The LTIP permits grants of incentive or nonqualified stock options, stock appreciation rights in tandem with or independent of options (“SARs”), restricted or nonrestricted share awards, and performance units. In addition, the LTIP permits the grant of awards in substitution of awards issued under The E. W. Scripps Company 1997 Long-Term Incentive Plan, as amended, in accordance with the terms of the Employee Benefits Agreement.

Plan Limits.  The maximum number of shares of our Class A common stock that may be subject to awards under the LTIP cannot exceed [          ] shares, which may include unissued shares or treasury shares. If any grant under the LTIP expires or terminates unvested or unexercised, becomes unexercisable or is forfeited as to any shares, such unpurchased or forfeited shares shall thereafter be available for issuance under the plan unless, in the case of options, tandem SARs are exercised. In addition to the aggregate limit on awards described above, the LTIP imposes various sub-limits on the number of shares that may be issued or transferred under the plan. In order to comply with the rules applicable to incentive stock options, the LTIP provides that the aggregate number of shares actually issued or transferred upon the exercise of incentive stock options may not exceed 5,000,000 shares. In order to comply with the exemption from Section 162(m) of the Code relating to performance-based compensation, the LTIP provides that no participant may be granted incentive or nonqualified options, SARs, restricted or nonrestricted stock or performance units, or any combination, in the aggregate, for more than 1,000,000 shares in any one calendar year. The maximum number of shares that may be awarded under the LTIP, the various sub-limits described above, and the number of shares and price per share applicable to any outstanding award, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations or other reorganizations.

Administration.  The LTIP is administered by the compensation committee, or a sub-committee thereof. The committee is authorized to determine the terms of grants made under the LTIP and interpret the plan. Decisions of the committee on all matters relating to the LTIP are conclusive and binding on all parties.

Eligibility.  Participation in the LTIP is limited to our directors, officer and key employees, all as selected by the committee. Accordingly, approximately           directors,           officers, and           key employees may be eligible for awards under the LTIP.

Incentive and Nonqualified Option Grants.  The committee may grant from time to time to eligible participants incentive stock options, nonqualified stock options, or any combination thereof. Options provide the right to purchase shares at a price not less than their fair market value on the date of grant. The fair market value of our Class A shares as reported on the New York Stock Exchange on          , 2008 was $      per share. Payment of the exercise price shall be made in cash or, in the discretion of the committee, in shares previously acquired by the participant. Options may also be exercised through a cashless exercise program. The committee shall establish the term during which each option may be exercised, but in no event shall a nonqualified stock option be exercisable more than ten years and one day from the date it is granted and in no event may an incentive stock option be exercisable more than ten years from the date of grant. The committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. Unless otherwise provided by the committee, a grantee who is an employee may exercise an option only if he or she is, and has continuously been since the date the option was granted, an employee. Except in the case of participants subject to the pre-clearance section of our insider trading policy, the committee will automatically order the cashless exercise of in-the-money nonqualified stock options that have vested but have not been exercised on the expiration date of the grant.

Stock Appreciation Rights.  SARs represent the right to receive the difference between the fair market value per share on the date of grant and the market value of the common stock on the date the SARs are exercised. SARs can be tandem (granted with option rights to provide an alternative to exercise of the option rights) or free-standing. Tandem SARs may only be exercised at a time when the related option right is exercisable and the spread is positive, and requires that the related option right be surrendered for cancellation. Tandem SARs will be exercised automatically on the last day prior to the expiration date of the related option. Free-standing SARs must have a base price per appreciation right (not less than the fair market value of a share on the date of grant). Any grant of SARs may specify that the amount payable on exercise of the appreciation right may be paid in cash, in shares of common stock or in any combination thereof.

Performance Units.  Performance units may be granted on a contingent basis to participants at any time as determined by the committee. Each performance unit shall have a dollar value determined by the committee at the time of grant. The value of each unit may be fixed or may fluctuate based on the achievement of performance goals established by the committee. Earned performance units may be paid in restricted or nonrestricted shares, cash or a combination thereof, as the committee shall determine at the time of grant or payment. A participant must be an employee at the end of the performance cycle to be entitled to payment of a performance unit granted in respect of that cycle. However, except as otherwise provided by the committee, if a particular participant ceases to be an employee due to death, retirement or disability prior to the end of the performance cycle, the participant will earn a proportionate number of performance units based upon the elapsed portion of the performance cycle and the company’s performance over that portion of the performance cycle in accordance with the terms and conditions established by the committee on the date of grant.

Restricted and Nonrestricted Share Grants; Performance-Based Grants; Restricted Share Unit Grants.  The committee may grant restricted shares, restricted stock units or unrestricted shares under the LTIP. Restricted shares constitute an immediate transfer of ownership of a specified number of shares to the recipient in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in shares. Restricted shares must be subject to a “substantial risk of forfeiture”, within the meaning of Section 83 of the Code, for a period to be determined by the committee on the date of the grant, and may provide for the earlier termination of the forfeiture provisions in the event of a death, retirement or disability or other similar transaction or event approved by the committee. In order to enforce these forfeiture provisions, the transferability of restricted shares will be prohibited or restricted in the manner prescribed by the committee on the date of grant for the period during which such forfeiture provisions are to continue. The committee may grant restricted shares that are convertible into restricted share units at the election of the participant, upon the terms established by the committee. Restricted stock units constitute an agreement to deliver shares to the recipient in the future in consideration of the performance of services over a specified period, but subject to the fulfillment of such conditions as the committee may specify. During the restriction period the participant has no right to transfer any rights under his or her award and no right to vote or receive dividends on the shares covered by the restricted stock units, but the committee may authorize the payment of dividend equivalents with respect to the restricted stock units. The committee must fix a restriction period at the time of grant, and may provide for the earlier termination of the restriction period in the event of a retirement, death or disability, or other similar transaction or event approved by the committee.

Performance Goals.  Any grant of restricted shares or restricted stock units may specify performance goals which, if achieved, will result in the grant or, or the termination or early termination of the restrictions applicable to, the award. The performance goals must be objective and based solely upon one or more of the following criteria:

earnings per share; segment profit; gross margin; operating or other expenses; earnings before interest and taxes (“EBIT”); earnings before interest, taxes, depreciation and amortization; free cash flow; net income; return on investment (determined with reference to one or more categories of income or cash flow and one or more categories of assets, capital or equity); stock price appreciation; and network-related viewer ratings or impressions. The foregoing criteria may relate to the company, one or more of its subsidiaries, or one or more of its divisions, units, partnerships, joint ventures or minority interests, product lines or products or any combination of the foregoing, and may be applied on an absolute basis or be relative to the company’s annual budget, one or more peer group companies or indices, or any combination thereof, all as the committee may determine. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items or adjusted for unusual or unplanned items.

Cash Awards.  The committee may authorize cash awards to any participant receiving shares under the LTIP in order to assist such participant in meeting his or her tax obligations with respect to such shares.

Change in Control.  Upon a change in control, all grants made under the LTIP shall become fully vested and, in the case of options, be exercisable until their respective expiration dates.

Transferability.  No option, SAR, or performance unit, or any right thereunder may be transferred by a participant except by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or, during his or her lifetime, to one or more members of his or her family, to one or more trusts for the benefit of one or more members of his or her family, or to a partnership or partnerships of members of his or her family. A transferee shall be subject to all restrictions, terms and conditions applicable to the transferor-participant and shall not be entitled to transfer the particular option, SAR, performance unit or right during his or her life.

Termination of Employment.  If a participant terminates employment due to death, disability or retirement, each of his or her awards will become fully vested and, in the case of an option, be exercisable until its expiration date. However, any restricted share or restricted share unit contingent on the achievement of performance goals will vest proportionately in accordance with the terms and conditions established by the committee upon the date of grant. If a participant’s employment is terminated for “cause”, then all of his or her awards, whether or not vested, will be forfeited, other than restricted and nonrestricted shares that previously vested or other awards that were exercised prior to termination. If a participant terminates employment for any other reason, each of his or her awards that had not vested on or before the date of termination shall be forfeited. The committee at its sole discretion may accelerate the vesting of any grant, so that it will become fully vested as of the date of a participant’s termination of employment, and in the case of an option may extend the exercise period to a date that is no more than ten years from the date of grant. If a participant is a non-employee director, each of his or her awards shall be fully vested and, if applicable, be exercisable until its expiration date, regardless of whether or not the director continues to serve on the board. However, if the director has been removed for cause in accordance with applicable law, he or she will forfeit all outstanding grants, whether vested or not, other than restricted or nonrestricted share grants that vested prior to such removal and options or other grants that were exercised prior to such removal.

Adjustments.  In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares, the committee shall make such adjustments as it deems appropriate in the number and kind of shares reserved for issuance under the LTIP, in the number and kind of shares covered by grants made under the plan, and in the exercise price of outstanding options. In the event of any merger, consolidation or other reorganization in which we are not the surviving or continuing corporation, all grants outstanding on the date of such event shall be assumed by the surviving or continuing corporation.

Termination and Modification.  The board, with approval of the shareholders, if required, may modify, terminate or suspend the LTIP at any time, but must obtain participant consent if any action impairs the rights of participants with respect to previous grants. The committee is authorized to make minor or administrative modifications to the LTIP to comply with applicable law. With the consent of the affected grantee, the committee may amend or modify any outstanding awards. The LTIP shall terminate at the close of business on the tenth anniversary of the separation.

Federal Income Tax Consequences.  The following is a brief summary of certain of the federal income tax consequences of certain transactions under the LTIP. This summary is not intended to be complete and does not describe state, local, foreign or other tax consequences.

Nonqualified Stock Options.  In general, (a) no income will be recognized by an optionee at the time a nonqualified option right is granted; (b) at the time of exercise of the nonqualified option right ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (c) at the time of sale of shares acquired pursuant to the exercise of the nonqualified option right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options.  No income will be recognized by an optionee upon the grant of an incentive stock option. In general, no income will be recognized upon the exercise of an incentive stock option. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item for the alternative minimum tax. If shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss. If shares acquired upon the timely exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs.  No income will be recognized by a participant in connection with the grant of a tandem appreciation right or a free-standing appreciation right. When the appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares received on the exercise.

Performance Units.  No income generally will be recognized upon the grant of performance units. Upon payment in respect of the earn-out of performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares.

Restricted Shares.  The recipient of restricted shares generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (“restrictions”). At such time the recipient will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of such restricted shares. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain depending upon how long the shares have been held. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Restricted Stock Units.  Generally, no income will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units), and the capital gains/loss holding period for such shares also will commence on such date.

Other Share-Based Awards.  The recipient of a share-based award other than an award described above generally will be subject to tax at ordinary income rates on the fair market value of shares on the date of grant of the share-based award, and the capital gains/loss holding period for such shares also will commence on such date.

Tax Consequences to the Company.  To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, (a) the income meets the test of reasonableness, (b) is an ordinary and necessary business expense, (c) is not an “excess parachute payment” within the meaning of Section 280G of the Code and (d) is not disallowed by the $1 million limitation on certain executive compensation.

Plan Benefits.  Because it is within the discretion of the compensation committee to determine which officers, employees and directors receive awards and the amount and type of awards received, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the LTIP or the amount of the awards.

Employee Stock Purchase Plan

We have adopted, and The E. W. Scripps Company as our sole shareholder has approved, contingent on the consummation of the separation, the Scripps Networks Interactive, Inc. Employee Stock Purchase Plan (“ESPP”). The purpose of the ESPP is to provide our eligible employees and those of our designated subsidiaries an opportunity to purchase our common stock through payroll deductions. It is intended to encourage ownership of our common stock through a plan that qualifies as a an “employee stock purchase plan” under Section 423 of the Code.

The principal features of the ESPP are summarized below. The summary is qualified in its entirety by the terms of the ESPP, a form of which is filed as an exhibit to our registration statement on Form 10, of which a form of this Information Statement is a part.

Administration.  The ESPP will be administered by our Senior Vice President, Human Resources. The administrator is responsible for the administration of all matters under the ESPP and has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. A third party recordkeeper maintains an investment account for each participant with a record of the shares purchased by such participant.

Shares Available.  The maximum number of shares of our class A common stock available for purchase under the ESPP will be 600,000. The aggregate number and kind of shares will be subject to adjustment in the event of certain changes to our capital structure, such as a share reclassification or a stock dividend. The shares purchased under the ESPP will consist of authorized and unissued shares, treasury shares, or shares purchased on the open market.

Eligibility.  Any person who is employed by us or any subsidiary, who is regularly scheduled to work at least twenty (20) hours per week, and who is customarily employed for at least five months each calendar year is generally eligible to participate in the ESPP. Accordingly, approximately          employees may be eligible to participate in the ESPP.

Special Limitations.  The ESPP imposes certain limitations upon a participant’s rights to acquire shares of our Class A common stock, including the following limitations: (i) purchase rights granted to a participant may not permit such individual to purchase more than $25,000 worth of shares (valued at the time each purchase right is granted) for each calendar year those purchase rights are outstanding; and (ii) purchase rights may not be granted to any individual if such individual would, immediately after the grant, own or hold outstanding options or other rights to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the company or any of its affiliates.

Participation and Payroll Deductions.  Eligible employees may purchase shares of our Class A common stock at below-market prices through payroll deductions during each quarterly offering period, with amounts accumulated during each offering period. The amount of the payroll deduction must be a whole percentage amount of the employee’s compensation (before withholding or other deductions) paid during the offering period by the company or any of its subsidiaries, and may not be less than 1% of the employee’s compensation nor more than 10% of compensation. Total payroll deductions for a calendar year may not exceed $22,500.

Deduction Changes and Withdrawal.  Employees may change their rate of payroll deduction at any time during the enrollment period for each quarterly offering period, which is the one-month period ending on the 15th day of the calendar month preceding a quarterly offering period. A participant may withdraw from participation in the ESPP at any time by filing a notice of withdrawal. Upon a participant’s withdrawal, the amount credited to his or her stock purchase account will be applied to the purchase of shares of our Class A common stock on the next purchase date, which occurs on the last business date of each quarter. A participant who withdraws from the ESPP may again become a participant by filing a new enrollment form in accordance with the procedures described above.

Purchase of Shares.  Funds held in a participant’s account on the last business day of each quarterly offering period will be used to purchase shares of our Class A common stock for the participant at a price equal to 90% of the shares’ closing price on (1) the first trading day of each offering period, or (2) the last trading day of each offering period — whichever is lower.

Dividends.  Any regular cash dividends paid on our shares of Class A common stock already purchased and held on a participant’s behalf will be reinvested in additional shares on the next purchase date.

Sale of Shares.  Subject to applicable securities laws, a participant may at any time, and without withdrawing from the ESPP, sell the shares of Class A common stock purchased under the ESPP by giving notice to the recordkeeper and directing the recordkeeper to sell all or part of the shares held on behalf of the participant.

Transferability.  Neither payroll deductions credited to a participant’s account nor any rights or shares held under the ESPP may be assigned, alienated, transferred, pledged, or otherwise disposed of in any way by a participant other than by will or the laws of descent and distribution. A participant’s right to purchase shares under the ESPP may be exercisable during the participant’s lifetime only by the participant.

Termination of Participation.  When a participant ceases to be our employee for any reason, the amount credited to the participant’s stock purchase account on the date of termination will be used to purchase shares of our common stock on the next applicable purchase date.

Amendment and Termination of the ESPP.  Our Board of Directors may amend the ESPP at any time and for any reason, provided that, without approval of our stockholders, no amendment may increase the number of shares of our common stock reserved for purchase under the ESPP or reduce the purchase price per share on the applicable purchase date. The ESPP will continue in effect through the tenth anniversary of the distribution date, unless the Board of Directors terminates the ESPP.

Federal Income Tax Consequences.  The following is a brief summary of certain of the federal income tax consequences of certain transactions under the ESPP. This summary is not intended to be complete and does not describe state, local, foreign or other tax consequences.

The ESPP is intended to be an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under Section 423 of the Code, an eligible employee who elects to participate in the ESPP will not recognize any taxable income at the time shares are purchased under the ESPP for the employee.

If a participant disposes of the shares purchased under the ESPP more than two years after the first day of the applicable offering period and the amount realized on the disposition of the shares exceeds the purchase price, the participant will recognize compensation taxable as ordinary income in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the first day of the applicable offering period over the purchase price (determined as if the shares were purchased on the first day of the offering period for a price equal to 90% of the fair market value of the shares on that date), and (b) the excess of the amount realized on the disposition of the shares over the purchase price. The participant’s cost basis in the shares will be increased by the amount of ordinary income recognized by the participant. In addition, if the amount realized on such disposition exceeds the participant’s adjusted basis in the shares (taking into account any increase in basis for ordinary income recognized on the disposition of the shares), such excess will be taxed as long term capital gain. If the amount realized on such disposition is less than the purchase price of the shares under the ESPP, the participant will recognize long term capital loss in the amount of the difference between the purchase price and the amount realized. We will not be entitled to any deduction with respect to a disposition of the shares occurring under these circumstances.

If the participant disposes of the shares purchased under the ESPP within two years after the first day of the applicable offering period, the participant will recognize compensation taxable as ordinary income, and we will be entitled to a corresponding deduction, in an amount equal to the excess of the fair market value of the shares on the last day of the applicable offering period over the purchase price of the shares under the ESPP. The participant’s cost basis in the shares will be increased by the amount of the ordinary income recognized by such participant. In addition, upon such disposition of the shares, the participant will recognize short term or long term capital gain or loss equal to the difference between the amount realized on such disposition and the participant’s cost basis in the shares, as so increased. We will not be entitled to any deduction with respect to the amount recognized by such participant as a capital gain.

Plan Benefits.  No purchase rights will be granted and no shares of our Class A common stock will be purchased under the ESPP until the first offering period established by the company, in its sole discretion, after the separation.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding Class A Common Shares and Common Voting Shares of Scripps Networks Interactive are owned by a wholly-owned subsidiary of E. W. Scripps. After the spin-off, E. W. Scripps will not (directly or indirectly) own any of our shares. Immediately following the spin-off distribution, Scripps Networks Interactive expects to have approximately 126,536,000 Class A Common Shares outstanding, held by approximately [          ] beneficial owners, and approximately 36,568,000 Common Voting Shares outstanding, held by approximately 19 beneficial owners, in each case based on the number of Class A Common Shares and Common Voting Shares of E. W. Scripps outstanding on, and the number of beneficial shareholders of E. W. Scripps Class A Common Shares and Common Voting Shares on, February 29, 2008. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of E. W. Scripps options between the date the board of directors of E. W. Scripps declares the dividend for the spin-off and the record date for the spin-off.

The following tables set forth certain information with respect to the expected beneficial ownership of our shares by: (i) each of our shareholders who we believe will be a beneficial owner of more than 5 percent of either class of our shares based on current publicly available information; (ii) each of the persons expected to serve as directors of Scripps Networks Interactive; (iii) each prospective executive officer of Scripps Networks Interactive named in the Summary Compensation Table; and (iv) all of our prospective executive officers and directors of Scripps Networks Interactive as a group. We based the share amounts shown below on the beneficial ownership of E. W. Scripps shares of each person as of February 29, 2008. Unless otherwise indicated, each person named in the tables is expected to have sole voting and investment power with respect to all shares shown for that person.

	Total Shares to be
	Beneficially Owned		Percentage of Total
	Class A	Common	Class A	Common
	Common	Voting	Common	Voting
Name and Address of Beneficial Owner	Shares	Shares	Shares	Shares

Greater than 5 percent Shareholders
The Edward W. Scripps Trust(1)	39,192,222	32,080,000	30.97%	87.73%
13350 Metro Parkway, Suite 301 Fort Myers, Florida 33966-4796
Paul K. Scripps and John P. Scripps Trusts(2)	1,230	3,232,226	—	8.84%
5360 Jackson Drive, Suite 206 La Mesa, California 91942
FMR LLC(3)	12,859,514	—	10.16%	—
82 Devonshire Street Boston, Massachusetts 02109
Harris Associates L.P.(4)	7,525,100	—	5.95%	—
1290 Avenue of the Americas New York, New York 10104

(1)	The trustees of the Trust are John H. Burlingame and Nackey Scagliotti. The Trust will terminate upon the death of one individual. Upon the termination of the Trust, substantially all of its assets (including all shares of capital stock of the Company held by the Trust) will be distributed to certain descendants of Robert Paine Scripps (a son of Edward W. Scripps).

(2)	The shares listed include 239,040 Common Voting Shares and 816 Class A Common Shares to be held in various trusts for the benefit of certain relatives of Paul K. Scripps and 208 Class A Common Shares to be owned by his wife. Mr. Scripps is a trustee of certain of the aforesaid trusts. Mr. Scripps disclaims beneficial ownership of the shares to be held in such trusts and the shares to be owned by his wife. The shares listed also include 2,890,906 Common Voting Shares to be held by five other family trusts of which Mr. Scripps is a trustee. Mr. Scripps is the sole beneficiary of one of these trusts, which will hold 698,036 Common Voting Shares. He disclaims beneficial ownership of the shares to be held in the other four trusts.

(3)	FMR LLC filed a Schedule 13G with the Securities and Exchange Commission with respect to E. W. Scripps Class A Common Shares on January 9, 2008. Such report states that FMR LLC has sole power to vote 1,371,996 shares and has sole dispositive power over 12,859,514 shares. The information in the table is based on the information contained in such Schedule 13G and assumes that the aforesaid filer of that Schedule will own following the spin-off a number of Scripps Networks Interactive Class A Common Shares equal to the number of E. W. Scripps Class A Common Shares reported in such Schedule.

(4)	Harris Associates L.P. filed a Schedule 13G with the Securities and Exchange Commission with respect to E. W. Scripps Class A Common Shares on February 13, 2008. Such report states that Harris Associates L.P. has shared voting power over 7,525,100 shares, sole dispositive power over 1,125,100 shares and shared dispositive power over 6,400,000 shares. The information in the table is based on the information contained in such Schedule 13G and assumes that the aforesaid filer of that Schedule will own following the spin-off a number of Scripps Networks Interactive Class A Common Shares equal to the number of E. W. Scripps Class A Common Shares reported in such Schedule.

The following table sets forth certain information with respect to the expected beneficial ownership of our Class A Common Shares by the persons we expect to be our executive officers and directors. This table does not include any information relating to our Common Voting Shares, since none of our executive officers, and none of our directors (except those who serve as trustees of the Edward W. Scripps Trust), now own any E. W. Scripps Common Voting Shares or are expected to own any of our Common Voting Shares.

	Total Shares to be
	Beneficially Owned	Percentage of Total
	Class A	Class A
Name of Beneficial Owner	Common Shares (1)	Common Shares

Directors:
Kenneth W. Lowe	357,353	1.36%
Nicholas B. Paumgarten(2)	2,500	*
John H. Burlingame(3)	1,428	*
David A. Galloway	2,000	*
Jarl Mohn(4)	600	*
Jeffrey Sagansky	—	*
Nackey E. Scagliotti(3)	400	*
Ronald W. Tysoe	—	*
Named Executive Officers:
Kenneth W. Lowe	357,353	*
Joseph G. NeCastro	28,964	*
Anatolio B. Cruz III	18,139	*
John F. Lansing	28,250	*
Mark S. Hale	5,255	*
All Executive Officers and Directors	39,868,530	32.63%
Combined:(5)

*	Shares to be owned will represent less than 1 percent of our outstanding Class A Common shares.

(1)	The shares listed do not include Class A Common Shares that will underlie vested and nonvested options which will result from conversion of existing E. W. Scripps options.

(2)	The shares listed for Mr. Paumgarten include 1,700 shares to be owned by his wife. Mr. Paumgarten disclaims beneficial ownership of such shares.

(3)	These persons are trustees of The Edward W. Scripps Trust and will have the power to vote and dispose of the 39,192,222 Class A Common Shares and the 32,080,000 Common Voting Shares to be held by the Trust. Mr. Burlingame disclaims any beneficial interest in the shares to be held by the Trust.

(4)	The shares for Mr. Mohn include shares to be held in an S corporation that is 100 percent controlled by The Mohn Family Trust.

(5)	Please see footnote 1 under Report on the Security Ownership of Certain Beneficial Owners.

SHAREHOLDER VOTE AND DISSENTERS’ RIGHTS

Section 1701.76 of the Ohio Revised Code provides that a “transfer” of “all, or substantially all, of the assets” of an Ohio corporation must be approved by the affirmative vote of shareholders entitled to exercise two-thirds of the voting power of the corporation or such lesser percentage (but not less than a majority) of the voting power of the corporation as set forth in the corporation’s articles of incorporation. Due to the lack of reported court decisions in Ohio, it is uncertain whether the spin-off of Scripps Networks Interactive will constitute a transfer of substantially all of the assets of E. W. Scripps and require a vote of shareholders under Section 1701.76.

Given this uncertainty, E. W. Scripps has decided to seek approval of the spin-off by the holders of its Common Voting Shares at the annual meeting of shareholders to be held on [          , 2008]. No vote of the holders of E. W. Scripps Class A Common Shares is required under Ohio law or will be sought by E. W. Scripps in connection with the spin-off. As of [          , 2008], The Edward W. Scripps Trust held approximately 88 percent of all issued and outstanding Common Voting Shares of E. W. Scripps. It is expected that the Common Voting Shares owned by The Edward W. Scripps Trust will be voted in favor of the spin-off, thus assuring approval thereof.

Section 1701.76 also provides that holders of shares of an Ohio corporation who do not vote in favor of, or do not have voting rights with respect to, a transfer of all or substantially all assets of the corporation have dissenters’ rights. Given the uncertainty under Ohio law as to whether the spin-off will constitute a transfer of substantially all of the assets of E. W. Scripps, it is, in the view of E. W. Scripps, prudent to afford holders of E. W. Scripps Class A Shares and holders of E. W. Scripps Common Voting Shares who do not vote for the spin-off the opportunity to preserve any dissenters’ rights that may exist in the context of the spin-off. E. W. Scripps reserves the right to oppose any exercise of dissenters’ rights, including on the grounds that dissenters’ rights are not available because the spin-off does not constitute a transfer of substantially all of the assets of E. W. Scripps under Section 1701.76.

The following is a summary of the principal steps shareholders must take to preserve under Ohio law any dissenters’ rights you may have in connection with the spin-off. This summary does not purport to be complete and is qualified in its entirety by reference to Ohio Revised Code Section 1701.85, which governs dissenters’ rights. A copy of Section 1701.85 is attached hereto as Appendix A. Any shareholder contemplating the exercise of possible dissenters’ rights is urged to review such provisions carefully and to consult an attorney, since any dissenters’ rights will be lost (whether or not E. W. Scripps opposes their exercise) if the procedural requirements under Section 1701.85 are not fully and precisely satisfied. To perfect any possible dissenters’ rights with respect to shares of E. W. Scripps, you must satisfy each of the conditions summarized below.

No Vote in Favor of the Spin-off.  If you are a holder of E. W. Scripps Common Voting Shares, you must not vote your shares in favor of the spin-off at the annual meeting on [          , 2008]. This requirement will be satisfied (i) if a proxy is signed and returned with instructions to vote against the spin-off or to abstain from such vote, (ii) if no proxy is returned and no vote is cast in favor of the spin-off, or (iii) if you revoke a proxy and thereafter abstain from voting with respect to the spin-off or vote against the spin-off. A vote in favor of the spin-off constitutes a waiver of any dissenters’ rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the spin-off and will constitute a waiver of any dissenters’ rights. You may revoke your proxy at any time before its exercise by filing with E. W. Scripps an instrument revoking it or a duly executed proxy bearing a later date, or by attending and giving notice of the revocation of the proxy in open meeting (although your attendance at the meeting will not in and of itself constitute revocation of a proxy).

If you are a holder of E. W. Scripps Class A Shares, you will not be entitled to or asked to vote on the spin-off at the meeting, but you will be afforded the right to preserve any possible dissenters’ rights you may have in the context of the spin-off.

To preserve any dissenters’ rights that you may have, you must follow the remaining procedures summarized herein and more fully described in Appendix A. If in any appraisal proceeding referred to herein, or in another appropriate forum, a court determines that the spin-off does not constitute a transfer of substantially all assets of E. W. Scripps, your exercise of dissenters rights will be moot and will not be honored by E. W. Scripps.

Whether or not there is any court determination as aforesaid, E. W. Scripps reserves the right to oppose any exercise of dissenters’ rights as indicated above.

Filing Written Demand.  Not later than [          , 2008], which is ten days after the annual meeting, you must deliver to E. W. Scripps a written demand (the “Demand”) for payment of the fair cash value of your shares. The Demand should be delivered to E. W. Scripps at 312 Walnut Street, Cincinnati, Ohio 45202, Attention: Corporate Secretary. It is recommended, although not required, that the Demand be sent by registered or certified mail, return receipt requested. Voting against the spin-off will not itself constitute a Demand. E. W. Scripps will not send any further notice to you as to the date on which a Demand is due for the perfection of any dissenters’ rights.

The Demand must include the name and address of the holder of record of the dissenter’s shares, the number and class of dissenter’s shares and the amount claimed as the fair cash value thereof. A beneficial owner must, in all cases, have the record holder submit the Demand in respect of the dissenter’s shares. The Demand must be signed by the shareholder of record (or by the duly authorized representative of such shareholder) exactly as the shareholder’s name appears on the shareholder records of E. W. Scripps. A Demand with respect to shares owned jointly by more than one person must identify and be signed by all holders of record. Any person signing a Demand on behalf of a partnership or corporation or in any other representative capacity (such as an attorney-in-fact, executor, administrator, trustee or guardian) must indicate the nature of the representative capacity and, if requested, must furnish written proof of his capacity and his authority to sign the Demand.

Because only E. W. Scripps shareholders of record at the close of business on the record date may exercise any dissenters’ rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee, or other holder and who wishes to exercise dissenters’ rights must instruct the record holder of the shares to satisfy the conditions outlined above. If a record holder does not satisfy, in a timely manner, all of the conditions outlined above, any dissenters’ rights for all shares held by that shareholder will be lost.

From the time the Demand is given until either the termination of the rights and obligations arising from such Demand or the purchase of the dissenter’s shares related thereto by E. W. Scripps, all rights accruing to the holder of the dissenter’s shares, including voting and dividend or distribution rights, will be suspended. If any cash dividend or distribution is paid on shares of E. W. Scripps during the suspension, an amount equal to the dividend or distribution that would have been payable on the dissenter’s shares, but for such suspension, shall be paid to the holder of record of the dissenter’s shares as a credit upon the fair cash value of the dissenter’s shares. If the right to receive the fair cash value is terminated other than by the purchase of the dissenter’s shares by E. W. Scripps, all rights will be restored to the dissenting shareholder and any distribution (including the distribution of Scripps Networks Interactive shares in the spin-off) that would have been made to the holder of record of the dissenter’s shares, but for the suspension, will be made at the time of the termination.

If E. W. Scripps sends to a dissenting shareholder, at the address specified in the Demand, a request for the certificates representing the dissenting shares, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to E. W. Scripps the certificates requested. E. W. Scripps will then endorse the certificates with a legend to the effect that a demand for the fair cash value of such shares has been made and will return such endorsed certificates to the dissenting shareholder. Failure on the part of the dissenting shareholder to deliver such certificates will terminate any rights as a dissenting shareholder at the option of E. W. Scripps exercised by written notice to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court, for good cause shown, directs otherwise.

Petitions to Be Filed in Court.  Within three months after the service of the Demand, if E. W. Scripps and the dissenting shareholder do not reach an agreement on the fair cash value of the dissenter’s shares, the dissenting shareholder or E. W. Scripps may file a complaint in the appropriate Court of Common Pleas in Hamilton County, Ohio (the “Common Pleas Court”), or join or be joined in an action similarly brought by another dissenting shareholder, for a judicial determination of the fair cash value of the dissenter’s shares. E. W. Scripps does not intend to file any complaint for a judicial determination of the fair cash value of any dissenter’s shares and reserves the right to oppose as stated elsewhere herein any complaint filed by any dissenting shareholder that such shareholder is entitled to dissenters rights in connection with the spin-off.

Upon motion of the complainant, the Common Pleas Court will hold a hearing to determine whether the dissenting shareholder is entitled to be paid the fair cash value of the dissenter’s shares. E. W. Scripps may oppose such payment, including on the grounds that the dissenting shareholder is not entitled to dissenters’ rights because the spin-off does not constitute a transfer of substantially all of the assets of E. W. Scripps under Section 1701.76 of the Ohio Revised Code. If the Common Pleas Court finds that the dissenting shareholder is entitled to exercise dissenters’ rights in connection with the spin-off, it may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The Common Pleas Court would then be required to make a finding as to the fair cash value of the dissenter’s shares and to render a judgment against E. W. Scripps for the payment thereof, with interest at such rate and from such date as the court considers equitable. Costs of the proceedings, including reasonable compensation to the appraiser fixed by the court, are to be apportioned or assessed as the court considers equitable. Payment of the fair cash value of the dissenter’s shares is required to be made within 30 days after the date of final determination of such value or the effective time of the spin-off, whichever is later, only upon surrender to E. W. Scripps of the certificates representing the dissenter’s shares for which payment is made.

Fair cash value is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the fair cash value exceed the amount specified in the Demand. The fair cash value of E. W. Scripps shares would be determined as of the day prior to the day of the annual meeting of shareholders of E. W. Scripps. In determining this value, any appreciation or depreciation in the market value of dissenter’s shares resulting from the spin-off would be excluded. There are no reported court decisions in Ohio opining on the operation of dissenters’ rights and the calculation of fair cash value in the context of a spin-off. One measure of fair cash value may be the price at which E. W. Scripps Class A shares trades on the New York Stock Exchange. Using that measure, under the dissenters’ rights statute, one may have to determine whether the pending spin-off had a positive or negative effect on the price at which E. W. Scripps Class A Shares traded on the New York Stock Exchange on the day before the annual meeting, or, in other words, whether the E. W. Scripps Class A Shares would have traded at a higher or lower price on that day had E. W. Scripps not previously announced a spin-off transaction or had E. W. Scripps canceled the spin-off prior to or as of that day. If dissenters’ rights are exercised and an appraisal proceeding is conducted, E. W. Scripps may argue that the fair cash value of its shares measured without regard to the spin-off transaction was less than the market price for those shares on the measurement date because the market price reflected appreciation in such shares resulting from the prior announcement of the spin-off.

Any dissenters’ rights you may have and decide to exercise will terminate if, among other things, (a) you do not comply with Section 1701.85 of the Ohio Revised Code, (b) the spin-off is abandoned or otherwise not carried out or you withdraw your Demand with the consent of the E. W. Scripps Board of Directors, (c) no agreement is reached between E. W. Scripps and you with respect to the fair cash value of your dissenter’s shares and neither you nor E. W. Scripps timely files or joins in a complaint (as described above) in the Common Pleas Court, or (d) a court declares that dissenters’ rights are not available because the spin-off does not constitute a transfer of all or substantially all of the assets of E. W. Scripps.

If you exercise dissenters’ rights in accordance with the foregoing, you will be required to retain your shares of E. W. Scripps and will not receive any Scripps Networks Interactive shares in the spin-off. Your exercise of dissenters’ rights may be opposed by E. W. Scripps in the appraisal proceeding before the Common Pleas Court or in another appropriate forum, including on the grounds that dissenters’ rights are not available because the spin-off does not constitute a transfer of all or substantially all of the assets of E. W. Scripps. If you should exercise dissenters’ rights and E. W. Scripps is successful in opposing your exercise, you would retain your E. W. Scripps shares and receive Scripps Networks Interactive shares pursuant to the terms of the spin-off.

OUR RELATIONSHIP WITH THE E. W. SCRIPPS COMPANY FOLLOWING THE SPIN-OFF

Nackey E. Scagliotti and John H. Burlingame serve as directors of E. W. Scripps and they are expected to serve as directors of Scripps Networks Interactive. Each of these individuals is a Trustee of The Edward W. Scripps Trust.

Following the spin-off, Scripps Networks Interactive and E. W. Scripps will operate as independent companies and neither will have any ownership interest in the other. For purposes of governing the separation of Scripps Networks Interactive from E. W. Scripps as well as certain of the ongoing relationships between E. W. Scripps and Scripps Networks Interactive after the distribution, Scripps Networks Interactive expects to enter into the agreements with E. W. Scripps described in this section. The forms of these agreements that we believe are material are included as exhibits to the registration statement on Form 10 that relates to this information statement and is filed with the Securities and Exchange Commission. The following summaries are intended as overviews of the expected material terms of these agreements and are qualified in their entirety by reference to the full text of the agreements. See “Where You Can Find More Information.” We encourage you to read these agreements in their entireties.

Because the spin-off involves the separation of the existing businesses of E. W. Scripps into two independent companies, we negotiated these agreements with E. W. Scripps while we were a wholly-owned subsidiary of E. W. Scripps. Accordingly, during this time our officers and directors, including our future Chairman and Chief Executive Officer, were employees and officers of E. W. Scripps, and as such had an obligation to serve the interests of E. W. Scripps. In addition, E. W. Scripps selected Mr. Lowe to serve as our Chairman and Chief Executive Officer, and Mr. Lowe, in consultation with E. W. Scripps, selected our other executive officers. We believe our officers and officers of E. W. Scripps negotiated these arrangements in good faith taking into account the interests of their respective companies in the separation.

Separation and Distribution Agreement

General.  The Separation and Distribution Agreement will contain the key provisions relating to the separation of our business from that of E. W. Scripps and the distribution of our common shares to E. W. Scripps shareholders entitled to such distribution. The Separation and Distribution Agreement will identify the assets to be transferred to, and the liabilities and contracts to be assumed by, Scripps Networks Interactive or retained by E. W. Scripps, as applicable, in the distribution, and describe when and how these transfers and assumptions will occur. It will also include procedures by which Scripps Networks Interactive and E. W. Scripps will become separate companies. In addition, it will contain the conditions that must be satisfied, or waived by E. W. Scripps, prior to the separation and the completion of the distribution.

The Separation and Distribution Agreement will also provide that Scripps Networks Interactive and E. W. Scripps will enter into certain agreements governing various interim and ongoing relationships between Scripps Networks Interactive and E. W. Scripps following the distribution date. These agreements, which will become effective upon the consummation of the spin-off, include:

•	Transition Services Agreement.

•	Tax Allocation Agreement.

•	Employee Matters Agreement.

E. W. Scripps and Scripps Networks Interactive intend to enter into the Separation and Distribution Agreement and the ancillary agreements on or before the distribution date of         , 2008.

Transfer of Assets, Assumption of Liabilities and Distribution of Our Shares.  We are currently wholly-owned by Scripps Howard Broadcasting Company, a direct wholly-owned subsidiary of E. W. Scripps. The Separation and Distribution Agreement will provide that, subject to the terms and conditions contained therein:

•	E. W. Scripps will cause Scripps Howard Broadcasting Company to contribute to Scripps Networks Interactive all of the outstanding shares of Scripps Shop at Home Inc. and a 50 percent interest in Cable Property Management Company, GP, a partnership which owns a 10 percent interest in the Food Network partnership and whose other 50 percent partner is Scripps Networks, LLC.

•	Scripps Howard Broadcasting Company will distribute to E. W. Scripps all outstanding shares of Scripps Networks Interactive.

•	E. W. Scripps will contribute to Scripps Networks Interactive all outstanding shares of Shopzilla, Inc. and Ulysses U.K., Inc. and the entire membership interest of uSwitch, LLC to Scripps Networks Interactive.

•	Scripps Networks Interactive will distribute to E. W. Scripps cash in the amount of $375 million, from cash on hand and proceeds from the Scripps Networks Interactive revolving credit facility for use by E. W. Scripps to pay certain liabilities owing to its creditors, and Scripps Networks Interactive will assume certain liabilities of E. W. Scripps pursuant to the Employee Matters Agreement.

•	The shares of Scripps Networks Interactive will be distributed to the shareholders of E. W. Scripps.

Generally, neither we nor E. W. Scripps will make any representation or warranty as to any assets, businesses or liabilities, any required consents or approvals, the value or freedom from any lien or other security interest of any assets, the absence of any defenses or freedom from counterclaim relating to any claim, or the legal sufficiency of any assignment, document, or instrument executed by the parties. Except as expressly set forth in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis, and we, as opposed to E. W. Scripps, will bear the economic and legal risks that the conveyance is insufficient to vest good and marketable title, free and clear of any lien or other security interest, that any necessary consents or approval were not obtained, and that requirements of laws or judgments were not complied with.

Certain liabilities (including contingent liabilities) and obligations for which one company will have an indemnification obligation under the Separation and Distribution Agreement are, and following the separation and distribution may continue to be, the legal or contractual liabilities or obligations of the other company. For example, one company may continue to be a party to a contract the burdens of which have been assumed by the other company. Similarly, certain liabilities for which one company will agree to bear financial responsibility, such as a third party infringement claim, may continue to be the legal responsibility of the other company or its subsidiaries. Each company will rely on the other company to satisfy its performance and payment obligations with respect to these and other liabilities and obligations assumed by the other company, as well as the indemnification obligations of the other company.

To the extent that any existing contracts with third parties will inure to the benefit or burden of both companies after the distribution, the Separation and Distribution Agreement will provide for a variety of mechanisms to accomplish the intended result that all relevant parties will be entitled to the applicable rights and benefits of the contract and assume the related portion of any obligations and liabilities.

If it is not practicable to transfer assets and liabilities on the distribution date, the agreement provides that the parties will exercise commercially reasonable efforts after the distribution date to transfer these assets and liabilities. If an ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the ancillary agreement will determine the manner of the transfer and assumption.

Release of Claims.  We and E. W. Scripps will agree to broad pre-closing releases pursuant to which each will release the other from any claims against the other party or its subsidiaries which arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the distribution date. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement including, for example, fixed or contingent liabilities for which one party has agreed to indemnify the other party and the obligation of the parties to settle of all inter-company indebtedness existing between them as of the distribution date.

Conditions.  The Separation and Distribution Agreement will provide that the following conditions must be satisfied or waived before or as of the date of the distribution for the distribution to occur:

•	The Securities and Exchange Commission has declared Scripps Networks Interactive’s registration statement on Form 10 effective, and there is no stop-order in effect with respect thereto and no proceeding for that purpose has been instituted by the Securities and Exchange Commission.

•	The NYSE has approved the listing of Scripps Networks Interactive’s Class A Common Shares, subject to official notice of issuance.

•	There has been no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal constraint or prohibition, which remains in effect, preventing the consummation of the transactions contemplated by the Separation and Distribution Agreement.

•	E. W. Scripps has received the private letter ruling issued to E. W. Scripps by the Internal Revenue Service regarding the tax-free status of the distribution and such ruling shall not have been revoked or materially amended and an opinion from Baker & Hostetler LLP, satisfactory to E. W. Scripps, to the effect that the distribution of Scripps Networks Interactive’s shares by E. W. Scripps to its shareholders will qualify as a distribution that is tax-free under Section 355 of the Internal Revenue Code and related provisions.

•	The E. W. Scripps Board of Directors has established the record date for the distribution, the information statement has been mailed to E. W. Scripps’ shareholders and E. W. Scripps has given the NYSE not less than ten days advance notice of the record date.

•	The E. W. Scripps Board of Directors, based on the advice of legal counsel, is satisfied that the spin-off transactions are lawful under applicable state and federal law and do not violate any material agreement.

•	All material consents and governmental approvals necessary to consummate the transactions contemplated by the Separation and Distribution Agreement have been obtained and are in full force and effect, including the approval of the holders of E. W. Scripps Common Voting Shares.

•	E. W. Scripps has received an opinion from Baker & Hostetler LLP, satisfactory to E. W. Scripps, with respect to the law of Ohio governing the rights of holders of E. W. Scripps common shares to vote on the transactions contemplated by the Separation and Distribution Agreement.

•	Scripps Networks Interactive’s amended and restated articles of incorporation and amended and restated code of regulations, as filed as exhibits to the Form 10 and described in this information statement, are in effect.

•	Scripps Howard Broadcasting Company has contributed to Scripps Networks Interactive all of the outstanding shares of Scripps Shop at Home Inc. and a 50 percent interest in Cable Property Management Company, GP.

•	Scripps Howard Broadcasting Company has distributed to E. W. Scripps all outstanding shares of Scripps Networks Interactive.

•	E. W. Scripps has contributed to Scripps Networks Interactive all outstanding shares of Shopzilla, Inc. and Ulysses U.K., Inc. and the entire membership interest of uSwitch, LLC.

•	Scripps Networks Interactive has distributed to E. W. Scripps cash in the amount of $375 million for use by E. W. Scripps to pay certain liabilities owing to its creditors and Scripps Networks Interactive has assumed certain liabilities of E. W. Scripps pursuant to the Employee Matters Agreement.

•	The various ancillary agreements described in this information statement have been executed and delivered by the parties thereto.

•	The E. W. Scripps Board of Directors has approved the separation and the distribution and not abandoned or revoked the distribution.

The Separation and Distribution Agreement will require each company to use its commercially reasonable efforts, on and after the date of the distribution, to consummate the spin-off transactions.

Indemnification and Contribution Obligations.  In general, liability for, and control of, future litigation claims against either company for events that took place prior to, on or after the date of the separation and distribution generally will be assumed by the company operating the business to which the claim relates or, in the case of businesses which were sold or discontinued prior to the date of the separation and distribution, or for other matters agreed to be indemnified, the company which has assumed the liabilities related thereto. The companies will agree to cooperate in defending any claims against either of them for events that take place prior to, on or after the date of the separation and distribution.

Each company will indemnify the other company and the other company’s officers, directors and employees for any losses arising out of:

•	Its failure to perform or discharge any of the liabilities it assumes pursuant to the Separation and Distribution Agreement.

•	Its businesses as conducted as of the date of the separation and distribution.

•	Its breaches of the Separation and Distribution Agreement, any of the ancillary agreements and any contracts pursuant to which E. W. Scripps and Scripps Networks Interactive or any of their subsidiaries are co-parties or share benefits and burdens.

•	Its untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact, required to be stated in or necessary to make the statements therein not misleading in the portions of the following documents for which it has assumed responsibility: Form 10 Registration Statement of Scripps Networks Interactive, the definitive proxy statement sent to holders of E. W. Scripps Common Voting Shares soliciting their vote on the separation transactions and to the holders of E. W. Scripps Common Shares with respect to potential dissenters’ rights, and in other public filings made by it after the distribution date.

If E. W. Scripps is required to make or makes any payments to shareholders who exercise dissenters’ rights in connection with the spin-off, Scripps Networks Interactive will be required under the Separation and Distribution Agreement to contribute a portion of such payments as is appropriate to reflect a pro rata allocation between E. W. Scripps and Scripps Networks Interactive for the entirety of all such dissenters’ right claims by E. W. Scripps shareholders based upon the ratio that the per share price for one E. W. Scripps Class A Common Share and one Scripps Networks Interactive Class A Common Share bear to one another based on the average selling prices for the first ten days of “regular-way” trading of the Scripps Networks Interactive Class A Common Shares on the NYSE after the distribution date.

Each of the companies will generally be obligated to use commercially reasonable efforts to collect any proceeds under available third party insurance policies prior to seeking indemnification from the other party. The amount of any indemnifiable loss will be reduced by any insurance proceeds actually recovered, net of collection costs incurred.

Any claim or other right of one or more of the respective companies (or their subsidiaries) against a third party, and any claim or right of a third party against one or more of the respective companies (or their subsidiaries), that was actionable as of the time of the distribution but which was not acknowledged, fixed or determined as of such time will be considered a contingent claim or loss as between the companies. Each contingent claim or loss will be subject to the responsibility of a contingent claim committee consisting of the general counsel (or his or her respective delegate) from each of the companies. The contingent claim committee will determine, among other things, whether the claim or loss belongs exclusively to one party or is a shared claim or loss and, if shared, the applicable sharing allocations between the two companies.

Business Opportunities.  Neither E. W. Scripps, Scripps Networks Interactive nor their respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and the parties acknowledge that neither of them will have any duty to communicate or offer any business opportunities to the other.

Non-solicitation of Employees.  For a period of two years following the distribution date, E. W. Scripps, Scripps Networks Interactive and their respective affiliates will be generally prohibited from employing or soliciting the employment of any of the employees of the other party or its affiliates without the prior written consent of the other party.

Access to Information; Provision of Witnesses; Confidentiality.  The companies will allow each other and their specified representatives’ reasonable access to all records in their possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as audit, accounting, litigation, disclosure reporting, and regulatory compliance. Each party will also use reasonable efforts to make available to the other party and its accountants, counsel, and other designated representatives, upon written request, its directors, officers, employees, and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party’s business and operations before the distribution. Subject to limited exceptions, the companies and their respective directors, officers, employees, agents, consultants, and advisors will hold in strict confidence all information in its or their possession concerning the other party.

Dispute Resolution.  Except for claims for injunctive relief, the Separation and Distribution Agreement will provide that the parties must make a good faith effort for at least 30 calendar days to attempt to settle any dispute by mutual agreement. If they cannot come to a mutually satisfactory agreement, the dispute will be settled by final, binding arbitration under the rules of the American Arbitration Association. The arbitrator will have no authority to award consequential, punitive or exemplary damages. Each party will bear its own expenses in the arbitration, except that they will share equally the fees and expenses of the arbitrator and related facilities. Each party will be permitted to seek specific performance and injunctive or other equitable relief from a court of law or equity in the event of any actual or threatened breach of the agreement, or any settlement or arbitral order, by the other party for which remedies at law, including monetary damages, may be inadequate compensation for any loss. Any legal action permitted by the agreement must be tried and determined exclusively in the state or federal courts in the State of Ohio.

Termination; Amendment.  The Separation and Distribution Agreement may be terminated or amended, modified or abandoned, in each case, at any time prior to the effective time by and in the sole and absolute discretion of E. W. Scripps, without the approval of Scripps Networks Interactive. In the event of such termination, neither party shall have any liability of any kind to the other party. Subsequent to the effective time, the Separation and Distribution Agreement may only by amended, modified, waived, supplemented or superseded by an instrument signed by both companies.

Transition Services Agreement

The Separation and Distribution Agreement will provide that prior to completion of the distribution, Scripps Networks Interactive will enter into a Transition Services Agreement with E. W. Scripps pursuant to which Scripps Networks Interactive and E. W. Scripps will provide certain services to each other on a compensated basis.

Under the Transition Services Agreement, which will be entered into on or before the distribution date, Scripps Networks Interactive (or its subsidiaries) will provide the following services or support to E. W. Scripps: information technology. Similarly, E. W. Scripps (or its subsidiaries) will provide the following services or support to Scripps Networks Interactive: information technology, human resources, accounting and finance, and facilities. The internal audit functions in each company may provide services or support reciprocally to one another on a project-specific basis.

The services will generally be provided for a term beginning on the distribution date and expiring on the earlier to occur of the second anniversary of the distribution date and the date of termination of a particular service pursuant to the agreement. The party receiving a service can generally terminate provision of that service upon 30 days advance notice to the party providing the service.

Payments made or other consideration provided in connection with all continuing transactions between Scripps Networks Interactive and E. W. Scripps will be on a basis arrived at by the parties bargaining at arms-length. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Generally, neither Scripps Networks Interactive nor E. W. Scripps will be liable to the other for any failure to provide the services under the Transition Services Agreement, except in the case of intentional breach or gross negligence.

Each of the companies will agree to perform its services in a lawful, timely, professional and workmanlike manner by qualified individuals in conformity with generally accepted industry standards and practices. No other warranties will be provided. Each service provider will be obligated to correct its material errors or defects at its own expense. Neither party will be liable for the acts or omissions of any third party contractor to the extent that the applicable party has exercised commercially reasonable due diligence in its choice of such third party and employed the same level of effort that it would use on behalf of itself to enforce its rights against a third party to induce the third party to properly perform. In addition, neither party will have any liability for incidental, consequential or punitive damages or lost profits with respect to any matter related to the Transition Services Agreement.

The Transition Services Agreement will contain information access, dispute resolution, confidentiality and employee non-solicitation provisions that are comparable to those contained in the Separation and Distribution Agreement. Each party will also agree to indemnify the other party against losses arising from its infringement or misappropriation of any third party’s intellectual property (but only to the extent those losses result from intentional breach, fraud, gross negligence or willful misconduct), its breach of the agreement or any act or omission committed by it (or its subsidiaries) in providing services to the other party (or its subsidiaries), except to the extent the loss arises from any act or omission committed by the other party (or its subsidiaries).

Employee Matters Agreement

The Employee Matters Agreement will allocate liabilities and responsibilities between us and E. W. Scripps relating to employee compensation and benefit plans and programs, including the treatment of certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and retirement and welfare benefit obligations. It also provides the basis to divide assets that already have been dedicated or set aside to fulfill those liabilities.

In general, the Employee Matters Agreement will provide that, following the separation and distribution, E. W. Scripps will be responsible for all historical and future employment and benefit-related obligations and liabilities of current employees who will work for, and current directors who will serve on the board of E. W. Scripps immediately following the separation and distribution, former E. W. Scripps employees who most recently worked for businesses and operations that will be part of E. W. Scripps immediately following the separation and distribution, former E. W. Scripps employees who most recently worked for certain businesses and operations that were sold or discontinued prior to the separation and distribution, and certain other former employees and directors of E. W. Scripps as set forth in the Employee Matters Agreement (and, in each case, their dependents and beneficiaries). E. W. Scripps will not be responsible for current employees or directors who will become employees or directors of any member of Scripps Networks Interactive immediately following the separation and distribution. E. W. Scripps will be responsible for all retirees from its post-separation group of companies.

In general, the Employee Matters Agreement will provide that, following the separation and distribution, Scripps Networks Interactive will be responsible for all employment and benefit-related obligations and liabilities related to current employees who will work for, and current directors who will serve on the board of Scripps Networks Interactive immediately following the separation and distribution, former E. W. Scripps employees who most recently worked for other businesses and operations that will be part of Scripps Networks Interactive immediately following the separation and distribution, former E. W. Scripps employees who most recently worked for certain businesses and operations that were sold or discontinued prior to the separation and distribution, and certain other former employees of E. W. Scripps as set forth in the Employee Matters Agreement (and, in each case, their dependents and beneficiaries). Scripps Network Interactive will not be responsible for current employees or directors who will remain or become employees or directors of any member of the post-spin E. W. Scripps group of companies immediately after the spin. Scripps Networks Interactive will be responsible for all retirees from its post-separation group of companies.

The Employee Matters Agreement provides for the participation of our employees in certain benefit plans of E. W. Scripps during a transition period ending on December 31, 2008, as well as a structural framework for the employee benefit plans and programs that will be established by us. During the transitional period, our employees will participate in the E. W. Scripps pension, retirement and investment and supplemental executive retirement plans until after which their account balances or the actuarial-determined values of the assets and liabilities attributable to certain plan assets will be transferred to our new plans. In addition, the Employee Matters Agreement will provide for our employees to continue participation in E. W. Scripps’ health and welfare programs during the transition period, after which our employees will become enrolled in our new plans and programs. E. W. Scripps will provide administration services under the Transition Services Agreement for our employees for each type of benefit plan and program in which they participate pursuant to the Employee Matters Agreement.

With respect to executive compensation matters, the Employee Matters Agreement provides that we are required to adopt plans and arrangements that are substantially similar to the ones maintained by E. W. Scripps prior to the separation and distribution, including a long-term incentive plan, annual executive incentive plan, deferred compensation plan, supplemental executive retirement plan, change in control plan, employee stock purchase plan and employment agreements and assume all obligations to our employees, former employees and directors under these plans and arrangements, other than short-term incentives, if any, earned by our employees for the performance period that ends on the date of the separation and distribution.

The Employee Matters Agreement also provides for adjustments to outstanding equity awards, which is described under the heading “Treatment of Stock Options and Restricted Stock.”

Tax Allocation Agreement

The Tax Allocation Agreement will set forth the allocations and responsibilities of E.W. Scripps and Scripps Networks Interactive with respect to, among other things, tax deductions relating to compensation arrangements, liabilities for federal, state, local and foreign income taxes for periods before and including the spin-off, the preparation and filing of income tax returns for such periods, disputes with taxing authorities regarding income taxes for such periods and indemnification for income taxes that would become due if the spin-off were taxable. E. W. Scripps and Scripps Networks Interactive will generally each be responsible for federal, state, local, and foreign income taxes for periods before the spin-off relating to their respective businesses. The Tax Allocation Agreement will also provide that, depending on the event, the E. W. Scripps or Scripps Networks Interactive may have to indemnify the other for some or all of its tax liabilities resulting from the transactions related to the distribution of our shares if the distribution does not qualify as tax-free under Sections 355 and 368 of the Internal Revenue Code.

To preserve the tax-free treatment to E. W. Scripps of the separation and distribution, the Tax Allocation Agreement will provide that for two years, neither party will, without a ruling from the Internal Revenue Service, an opinion of counsel, or waiver by the other party enter into any transaction pursuant to which all or a significant portion of their respective shares or assets would be acquired, liquidate, or take any other action which jeopardizes the tax-free treatment of the distribution under Section 355.

Certain Other Agreements

Scripps Networks Interactive expects to enter into a Trademark License Agreement and Software License Agreement with E. W. Scripps. We believe that such agreements have been negotiated on an arm’s length basis and that such agreements, whether taken individually or in the aggregate, do not constitute material contracts.

The Trademark License Agreement will provide Scripps Networks Interactive with the perpetual right to use the SCRIPPS name and lighthouse logo, which is a registered trademark of E. W. Scripps. The Software License Agreement will provide Scripps Networks Interactive with the right to use certain business operations software that was created by E. W. Scripps for its own internal purposes and which may be useful to Scripps Networks Interactive in its operation as a stand-alone company.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our equity capital structure, articles of incorporation and code of regulations are designed to mirror in material respects the existing equity capital structure, articles of incorporation and code of regulations of E. W. Scripps. Immediately following the spin-off, Scripps Networks Interactive will have approximately [          ] Class A Common Shares outstanding, based on the number of shares of E. W. Scripps Class A Common Shares outstanding on [          , 2008], and approximately [          ] Common Voting Shares outstanding, based on the number of E. W. Scripps Common Voting Shares outstanding on [          , 2008]. The actual number of shares to be distributed will be determined on the record date.

Common shares

Authorized Shares.  We will be authorized to issue up to 240,000,000 Class A Common Shares, of which approximately [          ] are expected to be outstanding upon consummation of the spin-off. We will be authorized to issue up to 60,000,000 Common Voting Shares, of which approximately [          ] are expected to be outstanding upon consummation of the spin-off.

Dividends.  Each Class A Common Share and each Common Voting Share of Scripps Networks Interactive will be entitled to dividends if, as and when dividends are declared by our Board of Directors. Dividends must be paid on the Class A Common Shares and the Common Voting Shares at any time that dividends are paid on either. Any dividend declared and payable in cash, capital stock or other property must be paid equally, share for share, on the Common Voting Shares and the Class A Common Shares. Dividends and distributions payable in Common Voting Shares may be paid only on Common Voting Shares, and dividends and distributions payable in Class A Common Shares may be paid only on Class A Common Shares. If a dividend or distribution payable in Class A Common Shares is made on the Class A Common Shares, a simultaneous dividend or distribution on the Common Voting Shares must be made. If a dividend or distribution payable in Common Voting Shares is made on the Common Voting Shares, a simultaneous dividend or distribution in Class A Common Shares must be made on the Class A Common Shares. Pursuant to any such dividend or distribution, each Common Voting Share will receive a number of Common Voting Shares equal to the number of Class A Common Shares payable on each Class A Common Share. In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of Scripps Networks Interactive and which possesses authority to issue class A common shares and common voting shares with voting characteristics identical to those of the Scripps Networks Interactive Class A Common Shares and Common Voting Shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of Scripps Networks Interactive, only class A common shares of such subsidiary shall be distributed with respect to Scripps Networks Interactive Class A Common Shares and only common voting shares of such subsidiary shall be distributed with respect to Scripps Networks Interactive Common Voting Shares.

Voting Rights.  Holders of Class A Common Shares will be entitled to elect the greater of three or one-third of the directors of Scripps Networks Interactive (or the nearest smaller whole number if one-third of the entire Board is not a whole number), except directors, if any, to be elected by holders of Preferred Shares (when and if issued) or any series thereof. Holders of Class A Common Shares will not be entitled to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares will be entitled to elect all remaining directors and to vote on all other matters. Nomination of persons for election by either class of our shares to the Board will be made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding Common Voting Shares will have the right to increase or decrease the number of authorized and unissued Class A Common Shares and Common Voting Shares, but not below the number of shares thereof then outstanding.

Under Ohio law, an amendment to our articles of incorporation that purports to do any of the following with respect to either our Class A Common Shares or Common Voting Shares would require the separate approval of the holders of each such class affected by the amendment: (i) increase or decrease the par value of the issued shares of such class (or of any other class of capital stock of the corporation if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock of the corporation if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the stock of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described in subclause (i) or (ii) above, or provide, in the case of an amendment described in subclause (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation’s articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

The holders of our Common Voting Shares will have the power to defeat any attempt to acquire control of Scripps Networks Interactive by means of a merger, sale of assets or similar transaction even though such a change in control may be favored by shareholders holding substantially more than a majority of our outstanding equity. This may have the effect of precluding you as a holder of our shares from receiving any premium above market price for your shares that may be offered in connection with any such attempt to acquire control.

Our voting structure, which is similar to voting structures adopted by other media companies, is designed to promote the continued independence and integrity of our operations under the control of the holders of the Common Voting Shares, while at the same time providing for equity ownership by a broader group of shareholders through a class of publicly traded common shares. This structure may render more difficult certain unsolicited or hostile takeover attempts, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and quality of our media operations.

Meetings of Shareholders.  Meetings of our shareholders may be called by our chairman or president, by a majority of our directors, or by the holders of record of 50 percent of our outstanding Common Voting Shares. Holders of our Class A Common Shares will not be able to call a meeting of shareholders.

Conversion.  Each Common Voting Share will be convertible at no cost and at any time into one Class A Common Share.

Liquidation Rights.  In the event of our liquidation, dissolution or winding up, holders of Class A Common Shares and Common Voting Shares will be entitled to participate equally, share for share, in the assets available for distribution.

Preemptive Rights.  Holders of Class A Common Shares will not have preemptive rights to purchase shares of such class or shares of any other class that we may issue. Holders of Common Voting Shares will have preemptive rights to purchase any additional Common Voting Shares or any other shares that we may issue with (or that are convertible into shares with) general voting rights.

Cumulative Voting.  Holders of our shares will not have cumulative voting rights.

Listing.  We intend to apply to have our Class A Common Shares authorized for listing on the NYSE under the trading symbol “SNI.” Our Common Voting Shares will not be listed on any exchange.

Transfer Agent and Registrar.  The registrar and transfer agent for our Class A Common Shares will be The Bank of New York Mellon, New York, New York.

Preferred Shares

Following the spin-off, our Board of Directors will be authorized to issue, by resolution and without any action by shareholders, up to 25 million Preferred Shares. All of our Preferred Shares will be of equal rank. Dividends on Preferred Shares will be cumulative and will have a preference to the Class A Common Shares and Common Voting Shares. So long as any Preferred Shares are outstanding, no dividends may be paid on, and we may not redeem or retire, any common shares or other securities ranking junior to the Preferred Shares unless all accrued and unpaid dividends on the Preferred Shares shall have been paid. In the event of our liquidation, dissolution or winding up, holders of the Preferred Shares will be entitled to receive, before any amounts are paid or distributed in respect of any securities junior to the Preferred Shares, the amount fixed by the Board of Directors as a liquidation preference, plus the amount of all accrued and unpaid dividends. The Preferred Shares will have no voting rights except as may be required by Ohio law. Except as specifically described in this section, our Board of Directors will have the power to establish the designations, dividend rate, conversion rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Shares. Any issuance of Preferred Shares may adversely affect certain rights of the holders of the Class A Common Shares and the Common Voting Shares and may render more difficult certain unsolicited or hostile attempts to take over Scripps Networks Interactive.

Certain Anti-Takeover Statutes

Business Combinations with Interested Stockholders.  Chapter 1704 of the Ohio Revised Code applies to a broad range of business combinations between an Ohio corporation and an “interested stockholder.” Chapter 1704 is triggered by the acquisition of 10 percent of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period the prohibition is absolute absent prior approval by the board of directors of the acquisition of voting power by which a person became an “interested stockholder” or absent approval of the subject transaction. Chapter 1704 may be made inapplicable to a company by its articles of incorporation. Our articles of incorporation provide that this statute does not apply to us.

Control Share Acquisition.  Section 1701.831 of the Ohio Revised Code (the “Ohio Control Share Acquisition Statute”) also provides protection to shareholders against unfriendly and coercive takeover efforts. The Ohio Control Share Acquisition Statute provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within certain ranges of voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. The Ohio Control Share Acquisition Statute may be made inapplicable to a company by its articles of incorporation. Our articles of incorporation provide that this statute does not apply to us.

Ohio “Anti-Greenmail” Statute.  Pursuant to Section 1707.43 of the Ohio Revised Code, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the securities. This statute may be made inapplicable to a company by its articles of incorporation. Our articles of incorporation provide that this statute does not apply to us.

Tender Offer Statute.  The Ohio tender offer statute (Ohio Revised Code Section 1707.041) requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offerer, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

Authority and Duties of Directors.  Section 1701.59 of the Ohio Revised Code provides that a director shall not be found to have violated his duties to a corporation and its shareholders unless it is proved by clear and convincing evidence that he has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, and any action brought again him, including actions involving or affecting a change or potential change in control of the company or a determination to resist a change or potential change in control of the company determined by a majority of the directors to be opposed to or not in the best interests of the corporation. This section also provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and, in his discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal interests, long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. The Ohio Revised Code specifically provides that the selection of a time frame for the achievement of corporate goals is the responsibility of the directors. Following the spin-off, our articles will also provide that the directors shall, when evaluating any offer of another party to make a tender or exchange offer for any equity security of Scripps Networks Interactive, to merge or consolidate Scripps Networks Interactive with another corporation or to purchase or otherwise acquire all or substantially all of the properties and assets of Scripps Networks Interactive, give due consideration, in determining what is in the best interests of Scripps Networks Interactive, to the effect of such a transaction on the integrity, character and quality of our operations, long-term as well as short-term interests of Scripps Networks Interactive and its shareholders, and the social, legal and economic effects on the employees, customers, suppliers and creditors of Scripps Networks Interactive and its subsidiaries, on the communities and geographical areas in which they operate or are located, and on any of the businesses and properties thereof, as well as such other factors as our directors deem relevant. In considering the short-term and long-term interests of Scripps Networks Interactive and its shareholders, our directors may determine that these interests may be best served by the continued independence of Scripps Networks Interactive.

Sales of Unregistered Securities

In connection with its incorporation, Scripps Networks Interactive issued one Scripps Networks Interactive Common Voting Share, par value $.01 per share, and one Scripps Networks Interactive Class A Common Share, par value $.01 per share on January 4, 2008, to Scripps Howard Broadcasting Corporation, a subsidiary of E. W. Scripps in consideration of a minimal capital contribution. Scripps Networks Interactive did not register this issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

INDEMNIFICATION AND LIMITATION OF LIABILITY
OF DIRECTORS AND OFFICERS

Section 1701.13 of the Ohio Revised Code provides that a corporation may indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (a “derivative action”), in which such person is made a party by reason of the fact that the person is or was a director or officer of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the director or officer seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s code of regulations, a disinterested director vote, a shareholder vote, an agreement or otherwise.

Under Ohio law, directors are entitled to advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests. An Ohio corporation may advance expenses, including attorneys’ fees, incurred by an officer defending any action, suit or proceeding, including derivative actions, brought against the officer, if authorized by the corporation’s directors, and upon receipt of an undertaking by or on behalf of the officer to repay amounts advanced if it is ultimately determined that such officer is not entitled to be indemnified by the corporation.

Our articles of incorporation provide that, to the fullest extent authorized or permitted by Ohio law, as now in effect (as summarized above) or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as an officer, director, employee, trustee or agent of another corporation or enterprise, including service with respect to employee benefit plans maintained or sponsored by us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before such amendment. Our Articles also provide that we shall pay, to the fullest extent permitted by Ohio law, expenses incurred by a director or officer in defending any proceeding in advance of its final disposition.

Ohio law provides express authority for Ohio corporations to procure insurance policies and to furnish protection similar to insurance, including trust funds, letters of credit and self-insurance, or to provide similar protection such as indemnity against loss of insurance. We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Under Ohio law, a director shall not be found to have violated his duties to the corporation unless it is proved by clear and convincing evidence that he has not acted in good faith in a manner he reasonably believes to be in or not opposed to the best interests of the corporation or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against him, including actions involving a change or potential change in control of the corporation. Ohio law provides that a director shall not be liable in damages for any action that he takes or fails to take as a director unless it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Ohio law provides that directors are liable to the corporation if they vote for or assent to any of the following: (i) the payment of a dividend or distribution or the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation’s shares, contrary in any such case to law or the corporation’s articles; (ii) a distribution of assets to shareholders during the winding up of the affairs of the corporation, on dissolution or otherwise, without the payment of all known obligations of the corporation or without making adequate provision for such payment; or (iii) the making of a loan, other than in the usual course of business, to an officer, director or shareholder of the corporation that was not approved by a majority of the disinterested directors of the corporation upon their determination that the making of the loan could reasonably be expected to benefit the corporation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form 10 with respect to the Class A Common Shares of ours that you will receive in the spin-off. This information statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits thereto. Statements made in this information statement relating to the contents of any contract, agreement or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of our Form 10 registration statement, including its exhibits, at the Securities and Exchange Commission’s public reference room, located at 100 F Street, N.E., Washington, DC 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the Securities and Exchange Commission. You may obtain further information from the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet site at http://www.sec.gov.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission listed above or inspected without charge at the Securities and Exchange Commission’s Internet site.

After the spin-off, we intend to furnish holders of our shares with annual reports containing consolidated financial statements audited by an independent accounting firm.

SCRIPPS NETWORKS AND INTERACTIVE MEDIA BUSINESSES
OF THE E.W. SCRIPPS COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders,
The E.W. Scripps Company

We have audited the combined balance sheets of Scripps Networks and Interactive Media businesses of The E.W. Scripps Company (the “Company”) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows, and changes in parent company’s equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule at page S-2. The combined financial statements include the accounts of the national networks and interactive media related subsidiaries and businesses of The E.W. Scripps Company (“Scripps”) which are under the common ownership, control and oversight of Scripps. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the combined financial statements of the Company include allocations of certain general corporate overhead expenses from Scripps. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Scripps.

As discussed in Note 3 to the combined financial statements, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes an Interpretation of Statement of Financial Accounting Standards (“SFAS”) Statement No. 109, effective January 1, 2007, the provisions of SFAS No. 123(R) (revised 2004), Share Based Payment, effective January 1, 2006 and the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006.

Deloitte & Touche LLP

Cincinnati, Ohio
March 26, 2008

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Combined Balance Sheets

	As of December 31,
	2007	2006
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$12,532	$18,961
Accounts and notes receivable (less allowances — 2007, $3,945; 2006, $10,444)	364,824	331,864
Programs and program licenses	212,868	176,951
Other current assets	12,533	15,061
Assets of discontinued operations	—	61,237

Total current assets	602,757	604,074

Investments	38,444	22,483

Property, plant and equipment, net	173,255	132,789

Goodwill and other intangible assets:
Goodwill	665,154	963,764
Other intangible assets, net	129,385	248,409

Total goodwill and other intangible assets, net	794,539	1,212,173

Other assets:
Programs and program licenses (less current portion)	261,607	246,176
Unamortized network distribution incentives	135,367	155,578
Prepaid pension	—	420
Other non-current assets	11,858	11,259

Total other assets	408,832	413,433

Total Assets	$2,017,827	$2,384,952

LIABILITIES AND PARENT COMPANY’S EQUITY
Current liabilities:
Accounts payable	$8,010	$8,864
Customer deposits and unearned revenue	15,018	13,669
Accrued liabilities:
Employee compensation and benefits	28,780	25,054
Accrued marketing and advertising costs	17,587	21,501
Other accrued liabilities	38,448	34,408
Other current liabilities	36,737	48,661
Liabilities of discontinued operations	—	19,719

Total current liabilities	144,580	171,876
Deferred income taxes	115,474	86,200
Long-term debt	503,361	764,956
Other liabilities (less current portion)	102,626	57,410

Commitments and contingencies (Note 20)

Total liabilities	866,041	1,080,442

Minority interests	138,498	118,932

Parent Company’s Equity:
Parent company’s investments, net	971,889	1,141,655
Accumulated other comprehensive income	41,399	43,923

Total parent company’s equity	1,013,288	1,185,578

Total Liabilities and Parent Company’s Equity	$2,017,827	$2,384,952

See Notes to Combined Financial Statements

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Combined Statements of Operations

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Operating Revenues:
Advertising	$928,758	$835,848	$726,604
Referral fees	254,343	269,377	98,409
Network affiliate fees, net	235,248	194,662	167,012
Other	22,916	23,582	10,436

Total operating revenue	1,441,265	1,323,469	1,002,461

Costs and Expenses:
Employee compensation and benefits	243,222	206,142	147,708
Programs and program licenses	239,343	196,052	173,823
Marketing and advertising	186,999	211,109	138,998
Other costs and expenses	179,545	171,473	135,885

Total costs and expenses	849,109	784,776	596,414

Depreciation, Amortization, and Losses:
Depreciation	41,248	29,020	19,599
Amortization of intangible assets	45,446	41,685	17,614
Losses on disposal of property, plant and equipment	687	564	43
Write-down of uSwitch goodwill and intangible assets	411,006	—	—

Total depreciation, amortization, and losses	498,387	71,269	37,256

Operating income	93,769	467,424	368,791
Interest expense	(36,770)	(54,045)	(36,961)
Equity in earnings of affiliates	17,603	13,378	11,120
Miscellaneous, net	3,951	696	(293)

Income from continuing operations before income taxes and minority interests	78,553	427,453	342,657
Provision for income taxes	126,387	120,877	112,346

Income (loss) from continuing operations before minority interests	(47,834)	306,576	230,311
Minority interests	82,534	72,796	54,431

Income (loss) from continuing operations	(130,368)	233,780	175,880

Income (loss) from discontinued operations, net of tax	3,961	(41,856)	(117,032)

Net income (loss)	$(126,407)	$191,924	$58,848

See Notes to Combined Financial Statements

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Combined Statements of Cash Flows

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Cash Flows from Operating Activities:
Net income (loss)	$(126,407)	$191,924	$58,848
Loss (income) from discontinued operations	(3,961)	41,856	117,032
Depreciation and intangible assets amortization	86,694	70,705	37,213
Write-down of goodwill and intangible assets	411,006	—	—
Amortization of program assets	230,420	191,954	166,202
Amortization of networks distribution costs	27,016	30,589	29,808
Non-cash stock compensation expense	13,437	13,345	5,905
Equity in earnings of affiliates	(17,603)	(13,378)	(11,120)
Minority interest in income of subsidiary companies	82,534	72,796	54,431
Payments for programming	(291,713)	(287,494)	(218,377)
Capitalized network distribution incentives	(10,085)	(23,206)	(29,024)
Dividends received from equity investments	5,365	10,440	8,312
Prepaid and accrued pension expense	5,426	5,201	(1,668)
Deferred income taxes	12,733	(259)	19,164
Changes in certain working capital accounts (Note 17)	(50,281)	(22,716)	(78,893)
Other, net	8,640	11,386	8,851

Net cash provided by continuing operating activities	383,221	293,143	166,684
Net cash used in discontinued operating activities	(16,181)	(25,409)	(11,952)

Net operating activities	367,040	267,734	154,732

Cash Flows from Investing Activities:
Purchase of subsidiary companies	(29,880)	(372,157)	(522,786)
Additions to property, plant and equipment	(73,093)	(40,417)	(29,026)
Other, net	(242)	(98)	(243)

Net cash used in continuing investing activities	(103,215)	(412,672)	(552,055)
Net cash provided by (used in) discontinued investing activities	60,406	120,627	(10,288)

Net investing activities	(42,809)	(292,045)	(562,343)

Cash Flows from Financing Activities:
Increase in long-term debt	—	—	293,959
Payments on long-term debt	(261,282)	(59,611)	—
Dividends paid to minority interests	(62,968)	(38,157)	(29,042)
Change in parent company investment, net	(3,557)	136,517	148,234

Net financing activities	(327,807)	38,749	413,151

Effect of exchange rate changes on cash and cash equivalents	(2,853)	(1,437)	9

(Decrease) increase in cash and cash equivalents	(6,429)	13,001	5,549

Cash and cash equivalents:
Beginning of year	18,961	5,960	411

End of year	$12,532	$18,961	$5,960

See Notes to Combined Financial Statements

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Combined Statements of Changes in Parent Company’s Equity

		Accumulated
	Parent	Other	Total Parent
	Company	Comprehensive	Company	Comprehensive
	Investment	Income (Loss)	Equity	Income
	(In thousands)

Balance at January 1, 2005	$587,450	$53	$587,503
Comprehensive income:
Net income	58,848		58,848	$58,848
Currency translation	—	340	340	340
Minimum pension liability, net of income taxes of $ 59	—	(109)	(109)	(109)

Total comprehensive income				$59,079

Net transfer from parent	150,738	—	150,738

Balance at December 31, 2005	797,036	284	797,320
Comprehensive income:
Net income	191,924		191,924	$191,924
Currency translation	—	45,301	45,301	45,301
Pension liability adjustment, net of income taxes of $ 720	—	(1,082)	(1,082)	(1,082)

Total comprehensive income				$236,143

Adjustment to initially apply FAS 158, net of income taxes of $ 348	—	(580)	(580)
Net transfer from parent	152,695	—	152,695

Balance at December 31, 2006	1,141,655	43,923	1,185,578
Comprehensive income:
Net income (loss)	(126,407)		(126,407)	$(126,407)
Currency translation, net of income taxes of $(1,185)	—	8,248	8,248	8,248
Pension liability adjustment, net of income taxes of $ 6,301	—	(10,772)	(10,772)	(10,772)

Total comprehensive income (loss)				$(128,931)

FIN 48 transition adjustment	(29,724)	—	(29,724)
Net transfer to parent	(13,635)	—	(13,635)

Balance at December 31, 2007	$971,889	$41,399	$1,013,288

See Notes to Combined Financial Statements

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements

1.	Formation of the Company and Basis of Presentation

The Separation

On October 16, 2007, The E. W. Scripps Company (“E. W. Scripps”) announced that its Board of Directors had authorized Scripps management to pursue a plan to separate E. W. Scripps into two independent, publicly-traded companies (the “Separation”) through the spin-off of Scripps Networks Interactive, Inc. (the “Company” or “Scripps Networks Interactive”) to the Scripps shareholders. To effect the Separation, Scripps Networks Interactive, an Ohio corporation, was formed on October 23, 2007, as a wholly-owned subsidiary of E. W. Scripps. Prior to the Separation, the assets and liabilities of the Scripps Networks and Interactive Media businesses of E.W. Scripps will be transferred to Scripps Networks Interactive, Inc. At the time of Separation, Scripps Networks Interactive will be the parent company which will own the national television networks (“Lifestyle Media”) and the online comparison shopping services (“Interactive Services”) businesses as of the Separation date and whose shares will be owned by the existing E. W. Scripps shareholders.

Scripps intends to accomplish the Separation through the distribution of shares to E. W. Scripps shareholders in a manner which is tax-free for U.S. federal income tax purposes (the “Distribution”). Following the Distribution, E. W. Scripps shareholders will own 100 percent of the equity in both companies and each company will be an independent, publicly-owned company with a separate board of directors and management. The Distribution is subject to final approval by the E. W. Scripps Board of Directors. The Distribution is expected to occur during the beginning of the third fiscal quarter in 2008.

Basis of Presentation

The Combined Financial Statements include the operations, assets and liabilities of the historical Scripps Networks and Interactive Media businesses of E.W. Scripps, which are under common control and oversight of E.W. Scripps and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the Combined Financial Statements in conformity with GAAP requires management to make a variety of decisions that affect the reported amounts and related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. These Combined Financial Statements include estimates and assumptions used in accounting for pension plans, determining the periods over which long-lived assets are depreciated or amortized as well as the fair value of such long-lived assets, evaluating the collectibility of accounts receivable, recognizing certain revenues and accounting for income taxes. Actual results could differ from those estimates and the differences could be material.

The accompanying Combined Financial Statements were prepared in connection with the Separation. These Combined Financial Statements reflect the historical combined results of operations, financial position and cash flows of the Company, which prior to the Separation was under the common control and management of E.W. Scripps. The Combined Statements of Income reflect certain general corporate overhead expenses and interest expenses allocated by E.W. Scripps to the Company. Management believes that such allocations are reasonable; however, they might not be indicative of the actual results of the Company had the Company been operating as a separate, stand-alone public company for the periods presented.

The Combined Financial Statements presented do not reflect any changes that may occur in the financing and operations of the Company as a result of the Separation. The Company is expected to have a capital structure different from the capital structure presented in the Combined Financial Statements and accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate, independent company. Refer to Note 15: Related Party Transactions for further information regarding the allocated expenses.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

As a stand-alone entity, the Company expects to incur expenses that may not be comparable in future periods to what is reported for the historical periods presented in these Combined Financial Statements. However, E. W. Scripps and Company management believe that the Combined Financial Statements include all adjustments necessary for a fair presentation of the business. All inter-company balances and transactions of the Company have been eliminated.

Description of Business

The Company operates in the media industry and has interests in national television networks and internet based media outlets. The Company’s reportable segments include Lifestyle Media and Interactive Services. The Lifestyle Media segment is anchored by two of America’s most-watched national television networks, HGTV and the Food Network as well as their affiliated Web sites, and also has popular lifestyle brands DIY Network (“DIY”), Fine Living, and Great American Country (“GAC”). The Interactive Services segment operates the online comparison shopping services, Shopzilla and uSwitch. See Note 19: Segment Information for additional information about the Company’s reportable segments.

Principles of Combination

The Combined Financial Statements include the assets and liabilities used in operating Scripps Networks Interactive businesses, including entities in which the Company owns or controls more than 50 percent of the voting shares, or otherwise has the ability to control through similar rights. Investments in 20 percent-to-50 percent-owned companies and in all 50 percent-or-less-owned joint ventures and partnerships are accounted for using the equity method.

Concentration Risks

Approximately 80 percent of the Company’s operating revenues are derived from marketing services, including advertising and referral fees. Operating results can be affected by changes in the demand for such services.

The six largest cable television systems and the two largest satellite television systems provide service to more than 95 percent of homes receiving HGTV and Food Network. The loss of distribution by any of these cable and satellite television systems could adversely affect its business. While no assurance can be given regarding renewal of our distribution contracts, the Company has not lost carriage upon the expiration of its distribution contracts with any of these cable and satellite television systems in the past.

We are currently operating under an agreement with a general search engine that generates approximately 40 percent of our referral fee revenues. Our revenues could be affected if this agreement is not renewed upon expiration or if the agreement is not renewed on similar terms.

Foreign Currency Translation

Substantially all of the Company’s international subsidiaries use the local currency of their respective country as their functional currency. Assets and liabilities of such international subsidiaries are translated using end of period exchange rates while results of operations are translated based on the average exchange rates throughout the year. Equity is translated at historical exchange rates, with the resulting cumulative translation adjustment included as a component of accumulated other comprehensive income in parent company’s equity.

Monetary assets and liabilities denominated in currencies other than the functional currency are re-measured into the functional currency using end-of period exchange rates. Gains or losses resulting from such re-measurement are recorded in income. Foreign exchange gains and losses are included in Miscellaneous, net in the Combined Statement of Operations.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies

Cash and cash equivalents — Cash and cash equivalents include cash and debt instruments with an original maturity of less than three months.

Trade Receivables — The Company extends credit to customers based upon its assessment of the customer’s financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience.

Investments — The Company maintains investments in certain private companies. The value of these investment’s can be impacted by various market risks, including interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the combined financial statements.

Property, Plant and Equipment — Property, plant and equipment, which includes internal use software, is carried at historical cost less depreciation. Costs incurred in the preliminary project stage to develop or acquire internal use software or Internet sites are expensed as incurred. Upon completion of the preliminary project stage and upon management’s authorization of the project, costs to acquire or develop internal use software, which primarily includes coding, designing system interfaces, installation and testing, are capitalized if it is probable the project will be completed and the software will be used for its intended function. Costs incurred after implementation, such as maintenance and training, are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and improvements	35 years
Leasehold improvements	Term of lease or useful life
Program production equipment	3 to 15 years
Computer hardware and software	3 to 5 years
Office and other equipment	3 to 10 years

Programs and Program Licenses — Programming is either produced by us or for us by independent production companies, or is licensed under agreements with independent producers.

Costs of programs produced by us or for us include capitalizable direct costs, production overhead, development costs, and acquired production costs. Costs to produce live programming that is not expected to be rebroadcast are expensed as incurred. Production costs for programs produced by us or for us are capitalized. Production costs for television series are charged to expense over estimated useful lives based upon expected future cash flows. Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of cable and satellite television subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to fair value may be required. Development costs for programs that we have determined will not be produced are written off.

Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when the programs become available for broadcast. Program licenses are not discounted for imputed interest. Program licenses are amortized based upon expected cash flows over the term of the license agreement.

The net realizable value of programs and program licenses is reviewed for impairment using a day-part methodology, whereby programs broadcast during a particular time period (such as prime time) are evaluated on an aggregate basis.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

The portion of the unamortized balance expected to be amortized within one year is classified as a current asset.

Program rights liabilities payable within the next twelve months are included in accounts payable. Non-current program rights liabilities are included in other non-current liabilities. The carrying value of our program rights liabilities approximate fair value.

Goodwill — Goodwill represents the cost of acquisitions in excess of the fair value of the acquired businesses’ tangible assets and separately identifiable intangible assets acquired. In accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“FAS 142”), goodwill is not amortized but is reviewed for impairment annually at the reporting unit level. We perform our annual impairment review during the fourth quarter. A reporting unit is defined as operating segments or groupings of businesses one level below the operating segment level. Reporting units with similar economic characteristics are aggregated into a single unit when testing goodwill for impairment. The Company’s reporting units are Lifestyle Media, Shopzilla and uSwitch.

Amortizable intangible assets — The Company’s amortizable intangible assets consist, mainly, of the value assigned to acquired network distribution relationships, customer lists, and trade names.

Network distribution intangible assets represent the value assigned to an acquired programming service’s relationships with cable and satellite television systems that distribute its programs. These relationships and distribution provide the opportunity to deliver advertising and sell merchandise to viewers. We amortize these contractual relationships on straight line basis, over the terms of the distribution contracts and expected renewal periods, which approximates 15 years.

Customer lists, trade names and other intangible assets are amortized in relation to their expected future cash flows over estimated useful lives of up to 20 years.

Impairment of Long-Lived Assets — In accordance with Financial Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets (“FAS 144”), long-lived assets (primarily property, plant and equipment, amortizable intangible assets and network distribution incentives) are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flow is less than the carrying amount of the assets, then amortizable intangible assets are written down first, followed by other long-lived assets of the operation, to fair value. Fair value is determined based on a combination of discounted cash flows, market multiples and other indicators. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income taxes — The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of E. W. Scripps and in returns filed by E. W. Scripps with certain state taxing jurisdictions. The Company’s income tax liability has been computed and presented in these statements as if it were a separate tax paying entity in the periods presented.

Deferred income taxes are provided for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years. The temporary differences primarily result from accelerated depreciation and amortization for tax purposes, investment gains and losses not yet recognized for tax purposes and accrued expenses not deductible for tax purposes until paid. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with FIN 48, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Interest and penalties associated with such tax positions are included in the tax provision. The liability for additional taxes and interest is included in Other Long-Term Obligations.

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Notes to the Combined Financial Statements — (Continued)

Parent Company Investment, Net — Parent Company Investment on the Combined Balance Sheets represents E. W. Scripps’ historical investment of capital into the Company, the Company’s accumulated net earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from E. W. Scripps.

Revenue Recognition — Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. When a sales arrangement contains multiple elements, such as the sale of advertising and other services, revenue is allocated to each element based upon its relative fair value. Revenue is reported net of our remittance of sales taxes, value added taxes, and other taxes collected from our customers.

Our primary sources of revenue are from:

•	The sale of broadcast and Internet advertising.

•	Referral fees and commissions from retailers and service providers.

•	Fees for programming services (“network affiliate fees”).

Revenue recognition policies for each source of revenue are described below.

Advertising:  Advertising revenue is recognized, net of agency commissions, when the advertisements are displayed. Internet advertising includes fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee, impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user, and click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s Web site. Advertising revenue from fixed duration campaigns is recognized over the period in which the advertising appears. Internet advertising that is based upon the number of impressions delivered or the number of click-throughs is recognized as impressions are delivered or click-throughs occur.

Advertising contracts, which generally have a term of one year or less, may provide rebates, discounts and bonus advertisements based upon the volume of advertising purchased during the terms of the contracts. This requires us to make certain estimates regarding future advertising volumes. We base our estimates on various factors including our historical experience and advertising sales trends. Estimated rebates, discounts and bonus advertisements are recorded as a reduction of revenue in the period the advertisement is displayed. We revise our estimates as necessary based on actual volume realized.

Advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast over the term of the advertising contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage shortfall in audience size. If we determine we have not delivered the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.

Referral fees:  Referral fee revenue is recorded based upon the terms of the agreements with participating retailers or service providers. Referral fees that are based upon click-throughs to the retailers’ Web sites or the number of completed contracts delivered to service providers are recognized when the click-through occurs or when the completed contract is delivered. Arrangements that provide for referral fees when the customer completes a transaction or begins to receive services are recognized upon completion of the transaction or upon commencement of services by the service provider.

Certain service provider arrangements may provide for refunds in the event the customer cancels the contract with the service provider within a specified period. This requires us to estimate cancellations. We base our estimates on various factors, including our historical experience and recent trends. Estimated cancellations are recorded as a

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Notes to the Combined Financial Statements — (Continued)

reduction of referral fee revenue in the period the referral is made. We revise our estimates as necessary based upon actual cancellations.

Certain arrangements with service providers may provide for additional revenues if the number of referrals or completed contracts meet or exceed target amounts. Such additional referral fees are recognized when those targets are met or exceeded.

Network Affiliate Fees:  Cable and satellite television systems generally pay a per-subscriber fee (“network affiliate fees”) for the right to distribute our programming under the terms of long-term distribution contracts. Network affiliate fees are reported net of volume discounts earned by cable and satellite television system operators and net of incentive costs offered to system operators in exchange for initial long-term distribution contracts. Such incentives may include an initial period in which the payment of network affiliate fees by the system is waived (“free period”), cash payments to system operators (“network launch incentives”), or both. We recognize network affiliate fees as revenue over the terms of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and are amortized against network affiliate fees based upon the ratio of each period’s revenue to expected total revenue over the terms of the contracts.

Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television systems. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received.

Marketing and Advertising Costs — Marketing and advertising costs include costs incurred to promote the businesses and to attract traffic to the Internet sites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and advertising costs are expensed as incurred.

Self-Insured Risks — The Company is self insured under the Scripps insurance programs for general liability, employee health, disability and workers’ compensations claims and certain other risks. Third party administrators are used to process claims. Estimated liabilities for unpaid claims are based on historical claims experience and are developed from actuarial valuations. While the Company re-evaluates the assumptions and reviews claims experience on an ongoing basis, actual claims paid could vary from estimated claims, which would require adjustments to expense.

Stock-Based Compensation — Certain employees of the Company have received awards of incentives and nonqualified stock options, stock appreciation rights, restricted and unrestricted Class A Common Shares and performance units under the E. W. Scripps Long-Term Incentive Plan (the “Plan”).

Stock-based compensation expense attributable to employees of the Company has been allocated in the Combined Statements of Operations. In addition, stock-based compensation expense attributable to E.W. Scripps corporate employees has been allocated to the Company based on revenue. The total allocation made to the Company for direct employees amounted to $7.9 million, $7.8 million and $2.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total allocation made to the Company within operating expenses amounted to $13.4 million, $13.3 million, and $5.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company’s compensation expense reflects the adoption by E. W. Scripps of the fair value method of accounting for share-based payments under Financial Accounting Standard No. 123(R), Share Based Payment using the modified prospective approach as of January 1, 2006. Under the modified prospective method, the provisions of FAS 123(R) are applied to awards granted after the date of adoption and to the unvested portion of awards outstanding as of that date. There are no changes in the accounting of awards which vested prior to the

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Notes to the Combined Financial Statements — (Continued)

adoption of FAS 123(R) unless the terms of those awards are subsequently modified. In accordance with FAS 123(R) compensation costs are based on the grant date fair value of the award. The fair value of awards that grant the employees the right to the appreciation of the underlying shares, such as stock options, is measured using a binomial lattice model. The fair value of awards that grant the employee the underlying shares is measured by the fair value of a Scripps Class A Common Share.

Prior period reported amounts have not been restated to apply the provision of FAS 123(R). Prior to the adoption of FAS 123(R), Scripps had applied the intrinsic value method prescribed by the provision of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Minority Interests — Losses attributable to non-controlling interests in subsidiary companies are included in minority interest in the Combined Statements of Income to the extent of the basis of the non-controlling investment in the subsidiary company. Losses in excess of that basis (“excess losses”) are allocated entirely to us. Subsequent profits are allocated entirely to us until such excess losses are recovered. All other profits attributable to non-controlling interests in subsidiary companies are included in minority interest in the Combined Statements of Income.

Pension — The Company has accounted for its participation in the E. W. Scripps Pension Plan and the Supplemental Executive Retirement Plan (“SERP”) as a separate, stand alone plan, which has pooled its assets with other employers. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets as allocated under the Employee Retirement Income Security Act (“ERISA”) guidelines. The total Plan’s pension expense was allocated to the Company based on the Company’s share of the service cost and benefit obligations, in addition to its expected portion of the assets. The Company had an actuarial determination of its portion of the FAS 87, Employers’ Accounting for Pensions, liabilities and expenses.

3.	Accounting Changes and Recently Issued Accounting Standards

Accounting changes

FAS 123(R):  As described, the Company’s compensation expense reflects the adoption by Scripps Networks Interactive of the fair value method of accounting for share based payments under FAS 123(R), using the modified prospective approach as of January 1, 2006. As a result of the adoption of such provision the income from continuing operations in 2006 was reduced by $8.3 million. Had the Company applied the fair value recognition of FAS 123(R) to all awards for fiscal year 2005, its 2005 net income would have decreased by $6.8 million.

FAS 158:  The Company adopted FAS 158, Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88 106 and 132(R). FAS 158 requires the Company to recognize over- or under-funded status of each of its pension and postretirement plans in the combined balance sheet. The standard did not change the manner in which plan liabilities or periodic expense is measured. Changes in the funded status of the plans resulting from unrecognized prior service costs and credits and unrecognized actuarial gains and losses are recorded as a component of other comprehensive income within shareholders’ equity. The initial recognition of this standard in 2006 resulted in an increase to our Parent Company Investment of $0.6 million, which was net of a deferred income tax affect of $0.3 million.

FIN 48:  In 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, which clarified the accounting for tax positions recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Scripps Networks and Interactive Media businesses
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Notes to the Combined Financial Statements — (Continued)

In accordance with FIN 48, the benefits of tax positions will not be recorded unless it is more likely than not that the tax position would be sustained upon challenge by the appropriate tax authorities. Tax benefits that are more likely than not to be sustained are measured at the largest amount of benefit that is cumulatively greater than a 50 percent likelihood of being realized.

The provisions of FIN 48 are effective to our financial statements as of the beginning of our 2007 fiscal year. See Note 7: Income taxes.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective as of the beginning of the Company’s 2008 fiscal year. We do not expect a material impact to our combined financial statements upon adoption.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of FAS 159 are effective as of the beginning of the Company’s 2008 fiscal year. We do not expect a material impact to our combined financial statements upon adoption.

In June 2007, the FASB ratified EITF 06-11, Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect a material impact to our combined financial statements upon adoption.

In December 2007, the FASB issued FAS 141(R), Business Combinations and FAS 160, Non-controlling Interests in Consolidated Financial Statements. FAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination. FAS 160 provides guidance related to accounting for non-controlling (minority) interests at fair value as equity in the consolidated financial statements. FAS 141(R) and FAS 160 are effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of these standards on the combined financial statements.

4.	Acquisitions

2007 — In July 2007, we reached an agreement to acquire FUM MachineWorks, Inc. d/b/a RecipeZaar.com, a user-generated recipe and community site featuring more than 230,000 recipes, for cash consideration of approximately $25.1 million. We also acquired Incando Corporation d/b/a Pickle.com, a Web site that enables users to easily organize and share photos and videos from any camera and mobile phone device, for cash consideration of approximately $4.7 million. These acquisitions are part of our broader strategy at Scripps Networks Interactive to move our online businesses beyond extensions of our networks to become multi-branded, user-centric applications that create communities of online consumers in the home, food and lifestyle categories.

2006 — On March 16, 2006, we acquired 100 percent of the common stock of uSwitch Ltd. for approximately $383 million in cash. Assets acquired in the transaction included approximately $10.9 million of cash. The acquisition enabled us to extend the reach of our interactive services businesses into essential home services and international markets.

2005 — On June 27, 2005, we acquired 100 percent ownership of Shopzilla for approximately $570 million in cash. Assets acquired in the transaction included approximately $34 million of cash and $12.3 million of short-term

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Notes to the Combined Financial Statements — (Continued)

investments. The acquisition enabled us to capitalize on the rapid growth and rising profitability of specialized Internet search businesses and expand our electronic media platform.

The following table summarizes the fair values of the assets acquired and the liabilities assumed as of the dates of acquisition. The allocations of the purchase prices summarized below reflect final values assigned which may differ from preliminary values reported in the financial statements for prior periods.

	For the Years Ended December 31,
	2007	2006	2005
	RecipeZaar/
	Pickle	uSwitch	Shopzilla
	(In thousands)

Short-term investments	$—	$—	$12,279
Accounts receivable	135	9,486	12,670
Other current assets	95	583	8,046
Property, plant and equipment	4,787	5,368	25,728
Amortizable intangible assets	—	129,095	142,400
Goodwill	24,934	274,114	401,492
Other assets	—	—	138
Net operating loss carryforwards	—	—	23,499

Total assets acquired	$29,951	$418,646	$626,252

Current liabilities	(71)	(13,251)	(24,195)
Deferred income tax	—	(33,238)	(66,271)
Other long-term obligations	—	—	(719)

Net purchase price	$29,880	$372,157	$535,067

Pro forma results of operations, assuming the uSwitch acquisition had taken place at the beginning of 2006, are included in the following table. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisition, additional depreciation and amortization of the assets acquired and excludes pre-acquisition transaction related expenses incurred by the acquired companies. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have occurred had the acquisition been completed at the beginning of the period. Pro forma results are not presented for the other acquisitions completed during 2007 because the combined results of operations would not be significantly different from reported amounts.

December 31, 2006
(In thousands)
(Unaudited)

Operating revenues	$1,333,738
Income from continuing operations	$230,625

5.	Discontinued Operations

In the first quarter of 2006, the Company undertook a deliberate and careful assessment of strategic alternatives for Shop At Home which resulted in the sale of the operations of the Shop At Home television network and certain assets to Jewelry Television in June 2006 for approximately $17 million in cash. Jewelry Television also assumed a number of Shop At Home’s television affiliation agreements. The Company also reached agreement in the third quarter of 2006 to sell the five Shop At Home-affiliated broadcast television stations for cash consideration of $170 million. On December 22, 2006, the Company closed the sale for the three stations located in San Francisco,

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Notes to the Combined Financial Statements — (Continued)

CA, Canton, OH and Wilson, NC. The sale of the two remaining stations located in Lawrence, MA, and Bridgeport, CT closed on April 24, 2007.

In accordance with the provisions of FAS 144, the results of businesses held for sale or that have ceased operations are presented as discontinued operations within our results of operations. Accordingly, these businesses have also been excluded from segment results for all periods presented.

Operating results for the Company’s discontinued operations were as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Operating revenues	$1,323	$168,183	$359,256

Income (loss) from operations	$1,146	$(57,371)	$(141,427)
Loss from divestiture	(255)	(10,431)	—

Income (loss) from discontinued operations, before tax	891	(67,802)	(141,427)
Income taxes (benefit)	(3,070)	(25,946)	(24,395)

Income (loss) from discontinued operations	$3,961	$(41,856)	$(117,032)

Loss from discontinued operations in 2005 reflects an impairment charge of $103.1 million to reduce the carrying value of our Shop At Home segment’s goodwill and intangible assets to their fair values.

The loss on divestiture in 2006 includes $12.1 million of losses on the sale of property and other assets to Jewelry Television. These losses were partially offset by a $1.6 million gain that was recognized related to the sale of three of the Shop At Home-affiliated television stations.

Upon reaching agreement to sell the five Shop At Home-affiliated broadcast television stations in 2006, the Company recognized a $7.5 million impairment charge to reduce the carrying value of the stations’ FCC licenses to their fair value.

Shop At Home’s loss from operations in 2006 also includes a $6.4 million pre-tax charge to write-down assets on the Shop At Home television network, $13.7 million in costs associated with employee termination benefits and $2.5 million in costs associated with the termination of long-term agreements.

Information regarding employee benefits and long term contract termination accruals is as follows:

			Balance as of
	2006		December 31,
	Charges	Cash Paid	2006
	(In thousands)

Employee termination benefits	$13,653	$(13,653)	$—
Other long term agreement costs	2,532	(1,419)	1,113

Total	$16,185	$(15,072)	$1,113

Information regarding long-term accruals for 2007 is as follows:

	Balance as of			Balance as of
	December 31,	2007		December 31,
	2006	Adjustments	Cash Paid	2007
	(In thousands)

Other long term agreement costs	$1,113	$(905)	$(208)	$—

Total	$1,113	$(905)	$(208)	$—

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Notes to the Combined Financial Statements — (Continued)

Assets and liabilities of our discontinued operations consisted of the following:

As of December 31,
2006
(In thousands)

Assets:
Property, plant and equipment	$4,738
Intangible assets	55,923
Other assets	576

Assets of discontinued operations	$61,237

Liabilities:
Deferred income taxes	$19,277
Other liabilities	442

Liabilities of discontinued operations	$19,719

6.	Asset write-downs and other charges and credits

Income from continuing operations was affected by the following:

2007 — In conjunction with impairment tests of goodwill and intangible assets, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly, our 2007 results include a write-down of goodwill and other intangible assets totaling $411 million, including $312 million of nondeductible goodwill.

Due to changes in a distribution agreement at our Shopzilla business, we wrote down intangible assets to reflect that certain components of the contract were not continued. This resulted in a charge to amortization of $5.2 million that reduced year-to-date net income $3.3 million.

We changed our estimate of the realizable value of certain uSwitch tax benefits recorded in prior periods. Income from continuing operations was reduced by $9.5 million.

2006 — We modified filing positions in certain state and local tax jurisdictions in which we operate, including filing amended returns for prior periods, and changed estimates for unrealizable state operating loss carry-forwards. These items reduced the tax provision and increased income from continuing operations by $15.8 million.

7.	Income taxes

Our financial statements recognize the current and deferred income tax consequences that results from our activities during the periods presented in accordance with the provisions of FAS 109, as if we were a separate, stand-alone taxpayer rather than a member of E. W. Scripps’ consolidated income tax return group.

Current and deferred income tax expenses have been computed on a separate tax return basis. These calculations reflect what our estimated historical income taxes would have been as a stand-alone company.

Our taxable results are included in the consolidated U.S. federal income tax return, consolidated unitary return in certain states, and other separate state income tax returns filed by E. W. Scripps. Included in E. W. Scripps federal and state income tax returns is their proportionate share of the taxable income or loss of partnerships and incorporated limited liability companies that have been elected to be treated as partnerships for tax purposes (“pass-through entities”). Our combined financial statements do not include any provision (benefit) for income taxes on the income (loss) of pass-through entities attributed to the non-controlling interests.

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Notes to the Combined Financial Statements — (Continued)

Food Network is operated under the terms of a general partnership agreement. Fine Living is a limited liability company and is treated as a partnership for tax purposes. As a result, federal and state income taxes for these pass-through entities accrue to the individual partners.

Combined income before income taxes consists of the following:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Income (loss) allocated to SNI	$(4,130)	$354,549	$288,226
Income of pass-through entities allocated to non-controlling interests	82,683	72,904	54,431

Income from continuing operations before income taxes and minority interest	$78,553	$427,453	$342,657

Provision for income taxes consists of the following:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Current:
Federal	$112,552	$114,147	$87,637
Tax benefits from NOLs	(7,489)	(22,763)	(17,482)

Federal, net	105,063	91,384	70,155

State and local	16,536	22,286	19,972
Tax benefits from NOLs	(12,292)	—	—

State and local, net	4,244	22,286	19,972

Foreign	(1,283)	62	—

Total	108,024	113,732	90,127
Tax benefits of compensation plans allocated to additional paid-in capital	514	1,266	1,281
Total current income tax provision	108,538	114,998	91,408

Deferred:
Federal	(2,115)	14,572	19,624
Other	14,848	(9,761)	1,255

Total	12,733	4,811	20,879
Deferred tax allocated to other comprehensive income	5,116	1,068	59

Total deferred income tax provision	17,849	5,879	20,938

Provision for income taxes	$126,387	$120,877	$112,346

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Notes to the Combined Financial Statements — (Continued)

The following table reconciles our effective income tax rate to the U.S. federal statutory income tax rate:

	For the Years Ended December 31,
	2007	2006	2005

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Effect of:
U.S. state and local income taxes, net of federal income tax benefit	2.8	3.3	3.8
Income of pass-through entities allocated to non-controlling interests	(6.0)	(6.0)	(5.6)
Section 199 — Production Activities Deduction	(1.8)	(.8)	(.7)
Interest expense tax benefits from uSwitch	(1.3)	(.7)	—
Adjustment of net operating loss carryforward valuation allowances	1.9	(2.1)	—
Miscellaneous	1.6	(.4)	.3

Effective income tax rate excluding effects of uSwitch impairment	32.2%	28.3%	32.8%
Impact of uSwitch impairment	128.7	—	—

Effective income tax rate	160.9%	28.3%	32.8%

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liabilities (assets) were as follows:

	As of December 31,
	2007	2006
	(In thousands)

Deferred tax assets:
Accrued expenses not deductible until paid	$(2,395)	$(3,280)
Deferred compensation and retiree benefits not deductible until paid	(24,486)	(14,837)
Tax basis capital loss and credit carryforwards	(999)	(1,643)
Federal net operating loss carryforwards	(6,006)	(13,495)
State and foreign net operating loss carryforwards	(10,954)	(21,066)

	(44,840)	(54,321)
Deferred tax liabilities:
Property, plant and equipment	7,783	14,402
Goodwill and other intangible assets	41,328	76,292
Investments, primarily gains and losses not yet	68,186	41,875
recognized for tax purposes
Programs and program licenses	25,689	(220)
Other temporary differences, net	5,093	4,041

	148,079	136,390
Valuation allowance	12,235	4,131

Net deferred tax liability	$115,474	$86,200

Acquired federal net operating loss carryforwards totaled $17.2 million at December 31, 2007. The federal net operating loss carryforwards expire between 2018 and 2024. We expect to be able to fully utilize the carryforwards on our federal income tax returns.

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Notes to the Combined Financial Statements — (Continued)

Total state net operating loss carryforwards were $90 million at December 31, 2007. Our state tax loss carryforwards expire between 2008 and 2026. Because separate state income tax returns are filed for certain of our subsidiary companies, we are not able to use state tax losses of a subsidiary company to offset state taxable income of another subsidiary company.

Federal and state carryforwards are recognized as deferred tax assets, subject to valuation allowances. At each balance sheet date, we estimate the amount of carryforwards that are not expected to be used prior to expiration of the carryforward period. The tax effect of the carryforwards that are not expected to be used prior to their expiration is included in the valuation allowance. Changes in estimates on valuation allowances related to federal and state operating loss carryforwards reduced our tax provision $8.8 million in 2006.

At December 31, 2007, we had $31.6 million of net operating loss carryforwards of our U.K. subsidiary. Although these carryforwards are subject to unlimited carryforward periods, the deferred tax assets were reduced by a valuation allowance of $9.5 million as it is more likely than not that these loss carryforwards will not be realized.

Undistributed earnings of foreign subsidiaries were not included in our consolidated federal income tax returns that could be subject to additional U.S. or foreign tax if remitted totaled $0.8 million as of December 31, 2007. No provision for U.S. or foreign income tax has been made on these undistributed earnings as management intends to remit only the portions of such earnings that would be offset by U.S. foreign tax credits and intends to reinvest the remainder outside the U.S. indefinitely. As a result, for this portion of the unremitted earnings it is not practicable to estimate the amount of deferred income taxes.

Effective January 1, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. In accordance with FIN 48, we recognized a $29.7 million increase in our liability for unrecognized tax benefits, interest, and penalties with a corresponding decrease to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(In thousands)

Gross unrecognized tax benefits at January 1, 2007	$42,614
Increases in tax positions for prior years	345
Decreases in tax positions for prior years	(719)
Increases in tax positions for current year	13,853
Settlements	—
Lapse in statute of limitations	(4,713)

Gross unrecognized tax benefits at December 31, 2007	$51,380

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $51.4 million at December 31, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. At December 31, 2007, we had accrued interest related to unrecognized tax benefits of $8.2 million.

We file income tax returns in the U.S. and in various states, local and foreign jurisdictions. We are routinely examined by tax authorities in these jurisdictions. At December 31, 2007, we had been examined by the Internal Revenue Service (“IRS”) through calendar year 2001. In addition, a number of state and local examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $10 million.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Our tax years for 2002 and 2004 and forward are subject to examination by the tax authorities. With a few exceptions, the Company is no longer subject to federal, state, local or foreign examinations by tax authorities for 2003 or years before 2002.

8.	Investments

The approximate ownership interest in each of our equity method investments and their respective investment balances were as follows:

	Ownership	As of December 31,
	Interest	2007	2006
		(In thousands)

HGTV Canada	33.00%	$21,809	$13,083
Food Canada	29.00%	9,977	6,360
Fox-BRV Southern
Sports Holdings	7.25%	6,658	3,040

Total investments		$38,444	$22,483

We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which costs exceed fair value; the duration of the decline in fair value below cost; and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2007, 2006, or 2005.

In 2007, we contributed our 12 percent interest in Fox Sports Net South for a 7.25 percent interest in Fox-BRV Southern Sports Holdings, LLC (“Fox-BRV”). Fox-BRV will manage and operate both the Sports South and Fox Sports Net South regional television networks.

9.  Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Land and improvements	$11,865	$6,280
Buildings and improvements	68,157	56,129
Equipment	129,883	106,493
Computer software	92,325	56,616

Total	302,230	225,518
Accumulated depreciation	(128,975)	(92,729)

Property, plant and equipment, net	$173,255	$132,789

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

10.	Goodwill and Intangible Assets

Goodwill and other intangible assets consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Goodwill	$665,154	$963,764

Other intangible assets:
Amortizable intangible assets:
Carrying amount:
Acquired network distribution	43,415	43,415
Customer lists	214,269	192,086
Copyrights and other trade names	52,844	34,284
Other	26,586	43,099

Total carrying amount	337,114	312,884

Accumulated amortization:
Acquired network distribution	(10,563)	(7,758)
Customer lists	(146,050)	(35,639)
Copyrights and other trade names	(34,789)	(5,425)
Other	(16,327)	(15,653)

Total accumulated amortization	(207,729)	(64,475)

Total other intangible assets, net	129,385	248,409

Total goodwill and other intangible assets, net	$794,539	$1,212,173

In the course of performing impairment reviews in accordance with FAS 142 and FAS 144, we determined that the goodwill and other intangible assets of the uSwitch business were impaired. The impairment was due primarily to the general decline in energy switching activity and the negative impact this decline is expected to have on uSwitch’s future results. Accordingly, a pretax write-down of goodwill and other intangible assets totaling $411 million was recorded in 2007. To determine the fair value of our reporting units and other intangible assets, we used market data and discounted cash flow analyses. No other impairment losses were recorded in 2007 or 2006.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Activity related to goodwill and amortizable intangible assets by business segment was as follows:

	Lifestyle	Interactive
	Media	Services	Total
	(In thousands)

Goodwill:
Balance as of December 31, 2005	$240,502	$401,492	$641,994

Business acquisitions	—	288,817	288,817
Other adjustments	—	(1,774)	(1,774)
Foreign currency translation adjustment	—	34,727	34,727

Balance as of December 31, 2006	$240,502	$723,262	$963,764

Business acquisitions	24,934	—	24,934
Adjustment of purchase price allocations	—	(14,703)	(14,703)
Write down of uSwitch	—	(312,116)	(312,116)
Foreign currency translation adjustment	—	3,275	3,275

Balance as of December 31, 2007	$265,436	$399,718	$665,154

Amortizable intangible assets:
Balance as of December 31, 2005	$41,093	$128,116	$169,209

Business acquisitions	—	108,091	108,091
Reclass from other indefinite-lived intangible assets	919	—	919
Foreign currency translation adjustment	—	11,875	11,875
Amortization	(3,305)	(38,380)	(41,685)

Balance as of December 31, 2006	$38,707	$209,702	$248,409

Other additions	—	40	40
Adjustment of purchase price allocations	—	21,004	21,004
Write down of uSwitch	—	(98,890)	(98,890)
Foreign currency translation adjustment, inclusive of impact of purchase price adjustments	—	4,268	4,268
Amortization	(3,269)	(42,177)	(45,446)

Balance as of December 31, 2007	$35,438	$93,947	$129,385

Other indefinite-lived intangible assets:
Balance as of December 31, 2005	$919	$—	$919

Reclass to amortizable intangible assets	(919)	—	(919)

Balance as of December 31, 2006	$—	$—	$—

Balance as of December 31, 2007	$—	$—	$—

The goodwill acquired in the uSwitch acquisition is not expected to be deductible for income tax purposes.

Estimated amortization expense of intangible assets for each of the next five years is expected to be $21.9 million in 2008, $21.7 million in 2009, $18.4 million in 2010, $16.8 million in 2011, $14.6 million in 2012 and $36.0 million in later years.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

11.	Programs and Program Licenses

Programs and program licenses consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Cost of programs available for broadcast	$977,180	$815,631
Accumulated amortization	(658,613)	(526,825)

Total	318,567	288,806

Progress payments on programs not yet available for broadcast	155,908	134,321

Total programs and program licenses	$474,475	$423,127

In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast. Such program licenses are recorded as assets when the programming is delivered to us and is available for broadcast. These contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $116 million at December 31, 2007. If the programs are not produced, our commitment to license the program would generally expire without obligation.

Progress payments on programs not yet available for broadcast and the cost of programs and program licenses capitalized totaled $287 million in 2007, $285 million in 2006 and $208 million in 2005.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

	Programs	Programs not
	Available for	Yet Available
	Broadcast	for Broadcast	Total
	(In thousands)

2008	$169,244	$77,635	$246,879
2009	91,293	88,943	180,236
2010	45,488	53,964	99,452
2011	12,542	32,500	45,042
2012	—	15,346	15,346
Later years	—	3,599	3,599

Total	$318,567	$271,987	$590,554

Actual amortization in each of the next five years will exceed the amounts presented above as our national television networks will continue to produce and license additional programs.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

12.	Unamortized Distribution Incentives

Unamortized network distribution incentives consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Network launch incentives	$90,542	$111,380
Unbilled affiliate fees	44,825	44,198

Total unamortized network distribution incentives	$135,367	$155,578

We capitalized launch incentive payments totaling $0.4 million in 2007, $1.2 million in 2006 and $1.2 million in 2005.

Amortization recorded as a reduction to affiliate fee revenue in the combined financial statements, and estimated amortization of recorded network launch incentives for each of the next five years, is presented below.

(In thousands)

Amortization for the year ended December 31,
2007	$27,016
2006	30,589
2005	29,808
Estimated amortization for the year ending December 31,
2008	$31,895
2009	35,118
2010	24,890
2011	25,505
2012	14,752
Later years	3,207

Total	$135,367

Actual amortization could be greater than the above amounts as additional incentive payments may be capitalized as we expand distribution of our networks.

13.	Long Term Debt

Long-term debt consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Due to E. W. Scripps	$503,361	$764,956

E. W. Scripps utilizes a centralized approach to cash management and financing of its operations. Based on the historical funding requirements of the Company using historical data, all of E. W. Scripps’ consolidated third party debt and related interest expense has been allocated to the Company. Interest expense also reflects the effect of E. W. Scripps interest rate swap agreement designated as a fair value hedge. For 2007, 2006, and 2005, E. W. Scripps has allocated to Scripps Networks Interactive interest expense which includes amortization of debt issuance cost of $35.5 million, $52.1 million, and $35 million, respectively.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Management believes the allocation basis for debt, interest expense, and the interest rate swap agreement is reasonable based on the historical financing needs of Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent publicly-traded company for the periods presented. Prior to the Separation date, the Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued or assigned may materially differ from the amounts presented herein. The allocated debt amounts have been classified on the Combined Balance Sheets based on the maturities of E. W. Scripps’ underlying debt. When the allocated debt is replaced with third party debt, the maturities of such debt will be determined. As of December 31, 2007, there are no stated contractual maturities on debt due to E. W. Scripps.

14.	Other Long Term Liabilities

Other liabilities consisted of the following:

	As of December 31,
	2007	2006
	(In thousands)

Liability for pension benefits and post employment	$39,081	$17,503
Network distribution incentives	6,738	10,529
Deferred compensation	18,771	16,305
Tax reserve	37,793	11,607
Other	243	1,466

Other liabilities (less current portion)	$102,626	$57,410

The carrying value of our program rights and network distribution incentive liabilities approximate their fair value.

15.	Related Party Transactions

Cash Management

Scripps uses a centralized approach for cash management and financing of operations. The Company’s cash is available for use and is regularly “swept” by E. W. Scripps to a concentration account at its discretion. Transfers of cash both to and from E. W. Scripps’ cash management system are reflected as a component of Parent Company Investment within Parent Company Equity on the Combined Balance Sheets.

Debt and Related Items

The Company was allocated the entire amount of consolidated debt and net interest expense of E. W. Scripps. See Note 13 — Long Term Debt, for further information regarding these allocations.

Allocated Expenses

The Company was allocated general corporate overhead expenses from E. W. Scripps for corporate-related functions based on a pro-rata percentage of E. W. Scripps’ consolidated net revenue, headcount and usage. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources, investor relations, executive and general management, information technology, and various other functions historically provided by E. W. Scripps. During the 2007, 2006 and 2005 financial years, the Company was allocated $47.2 million, $41.5 million, and $29.3 million, respectively, of general corporate overhead expenses incurred by Scripps, which are included within the Company’s expenses in the Combined Statements of Operations.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from Scripps are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been or will be incurred by the Company if it was to operate as an independent, public-traded company. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, public-traded company during the periods presented.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth the agreements between E. W. Scripps and the Company with respect to the principal corporate transactions required to effect the separation and the distribution of the Company’s shares to E. W. Scripps shareholders and other agreements governing the relationship between Scripps and the Company. The distribution agreement provides that Scripps Networks Interactive and E. W. Scripps and its subsidiaries (other than Scripps Networks Interactive and its subsidiaries) will release and discharge each other from all liabilities, of any sort, including connection with the transactions contemplated by the distribution agreement, except as expressly set forth in the agreement. The releases do not release any party from, among other matters, liabilities assumed or allocated to the party pursuant to the distribution agreement or the other agreements entered into in connection with the separation or from the indemnification and contribution obligations under the distribution agreement or such other agreements.

16.	Minority Interests

Non-controlling interests hold an approximate 10 percent residual interest in Fine Living. The minority owners of Fine Living have the right to require us to repurchase their interests and we have an option to acquire their interests. The minority owners will receive the fair market value for their interests at the time their option is exercised. In 2006, we notified a minority owner that we exercised our call option on their 3.75 percent interest in Fine Living. An independent valuation process to determine the exercise price is currently underway, and the exercise will be finalized once a fair value is agreed upon. The put options on the remaining non-controlling interest in Fine Living are currently exercisable. The call options become exercisable in 2016. No amounts have been recorded in our Combined Balance Sheets related to these options.

Non-controlling interests hold an approximate 31 percent residual interest in Food Network. The Food Network’s general partnership agreement is due to expire on December 31, 2012, unless amended or extended prior to that date. In the event of such termination, the assets of the partnership are to be liquidated and distributed to the partners in proportion to their partnership interests

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

17.	Supplemental Cash Flows Information

The following table presents additional information about the changes in certain working capital accounts:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Other changes in certain working capital accounts, net:
Accounts receivable	$(32,934)	$(50,383)	$(65,533)
Inventory	1,516	(1,971)	449
Other assets	1,086	(4,291)	(1,730)
Accounts payable	(156)	468	(11,905)
Accrued employee compensation and benefits	3,725	3,565	4,006
Accrued income taxes	(7,989)	13,663	(7,004)
Other liabilities	(15,529)	16,233	2,824

Total	$(50,281)	$(22,716)	$(78,893)

Information regarding supplemental cash flow disclosures is as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Interest paid, excluding amounts capitalized	$38,472	$47,028	$33,954

Total income taxes paid	$—	$—	$—

Our taxable results are included in the consolidated state unitary and federal income tax returns of E. W. Scripps. Amounts paid in cash for taxes generally were paid by E. W. Scripps, with differences between tax expenses calculated on a separate tax return basis and cash paid by E. W. Scripps reflected as changes in Parent Company Investment.

18.	Employee Benefits Plans

The Company participates in defined benefit pension and other postretirement plans sponsored by E. W. Scripps that cover substantially all employees. Benefits are generally based upon the employee’s compensation and years of service. The Company also participates in a nonqualified Supplemental Executive Retirement Plan (“SERP”). The SERP, which is unfunded, provides defined pension benefits in addition to the defined benefit pension to eligible executives of the Company based on average earnings, years of service and age at retirement.

Substantially all employees of the Company are also covered by the E. W. Scripps-sponsored defined contribution plan. The Company matches a portion of employees’ voluntary contribution to this plan.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

The measurement date used for the retirement plans is December 31. The components of the expense consisted of the following:

	For the Years Ended December 31,
	Defined Benefit Plans			SERP
	2007	2006	2005	2007	2006	2005
	(In thousands)

Service cost	$3,801	$3,649	$3,408	$1,251	$778	$650
Interest cost	2,617	2,065	1,749	1,102	880	658
Expected return on plan assets	(3,329)	(3,026)	(2,540)	—	—	—
Amortization of net (gain)/loss	—	113	72	751	463	250
Amortization of prior service cost	88	42	22	(83)	(7)	(10)
Curtailments	—	300	—	—	—	—
Special termination benefits	—	700	—	—	—	—

Total for defined benefit plans	$3,177	$3,843	$2,711	$3,021	$2,114	$1,548

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Total defined benefit plans expense	$6,198	$5,957	$4,259
Defined contribution plans expense	3,532	2,892	1,776

Total	$9,730	$8,849	$6,035

The curtailment and special termination costs incurred in 2006 are primarily attributed to the divestiture of our Shop At Home business and related severance of employees.

Assumptions used in determining the annual retirement plans expense were as follows:

	For the Years Ended December 31,
	Defined Benefit Plans			SERP
	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	5.75%	6.00%	6.00%	5.75%	6.00%
Long-term rate of return on plan asset	8.25%	8.25%	8.25%	N/A	N/A	N/A
Increase in compensation levels	5.00%	4.50%	4.50%	5.00%	4.50%	4.50%

The discount rate used to determine our future pension obligations is based on a dedicated bond portfolio approach that includes securities rated Aa, or better, with maturities matching our expected benefit payments from the plans. The increase in compensation levels assumption is based on actual past experience and the near-term outlook.

The expected long-term rate of return on plan assets is based upon the weighted average expected rate of return and capital market forecasts for each asset class employed. The expected rate of return on plan assets also considers our historical compounded return on plan assets for 10- and 15-year periods, which exceed our current forward-looking assumption.

The investment policy is to maximize the total rate of return on plan assets to meet the long-term funding obligations of the plan and to ensure that investments held fit within defined risk tolerances. Plan assets are invested using a combination of active management and passive investment strategies. Risk is controlled through

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

diversification among multiple asset classes, managers, styles, and securities. Risk is further controlled both at the manager and asset class level by assigning return targets and evaluating performance against these targets.

Information related to our pension plan asset allocations by asset category were as follows:

	Percent of Plan
	Assets as of		Target
	December 31,		Allocation
	2007	2006	2008

U.S.-equity securities	53%	53%	52%
Non-U.S. equity securities	13%	13%	13%
Fixed-income securities	34%	34%	35%

Total	100%	100%	100%

U.S. equity securities include common stocks of large, medium, and small companies which are predominantly U.S. based. Non-U.S. equity securities include companies domiciled outside the U.S. and American depository receipts. Fixed-income securities include securities issued or guaranteed by the U.S. Government; mortgage backed securities and corporate debt obligations, as well as investments in hedge fund products and real estate.

Obligations and Funded Status — Defined benefit plans pension obligations and funded status is actuarially valued as of the end of each fiscal year. The following table presents information about our employee benefit plan assets and obligations:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006
	(In thousands)

Accumulated benefit obligation	$39,895	$33,263	$19,117	$14,197

Change in projected benefit obligation:
Projected benefit obligation as of January 1,	$39,882	$33,696	$18,092	$12,336
Service cost	3,801	3,649	1,251	778
Interest cost	2,617	2,065	1,102	880
Actuarial losses	10,289	2,282	7,195	5,266
Benefits paid	(565)	(1,530)	(849)	(830)
Plan amendments	510	709	—	(338)
Special termination benefits	—	700	—	—
Curtailments	—	(1,689)	—	—

Projected benefit obligation as of December 31,	$56,534	$39,882	$26,791	$18,092

Change in plan assets
Fair Value of plan assets as of January 1,	$40,302	$37,179	$—	$—
Actual return on assets	3,424	4,653	—	—
Employer contributions	—	—	849	830
Benefits paid	(565)	(1,530)	(849)	(830)

Fair Value of plan assets as of December 31,	$43,161	$40,302	$—	$—

Funded status	$(13,373)	$420	$(26,791)	$(18,092)

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Amounts recognized as assets and liabilities in the combined balance sheet consist of:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006
	(In thousands)

Non-current assets	$—	$420	$—	$—
Current liabilities	—	—	(1,083)	(589)
Non-current liabilities	(13,373)	—	(25,708)	(17,503)

Net amount recognized	$(13,373)	$420	$(26,791)	$(18,092)

Amounts recognized in accumulated other comprehensive income consist of:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006
	(In thousands)

Net (gain) / loss	$6,493	$(3,703)	$14,521	$8,152
Prior service cost (credit)	1,163	735	(625)	(705)

Total	$7,656	$(2,968)	$13,896	$7,447

Other changes in plan assets and benefit obligations recognized in other comprehensive income consist of:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006
	(In thousands)

Net (gain) / loss	$10,202	N/A	$7,117	N/A
Amortization of net (gain) / loss	—	N/A	(751)	N/A
Prior service cost (credit)	510	N/A	—	N/A
Amortization of prior service cost (credit)	(88)	N/A	83	N/A

Total recognized in other comprehensive income	10,624	N/A	6,449	N/A

Net periodic benefit cost	3,177	N/A	3,021	N/A

Total recognized in net periodic benefit cost and other comprehensive income	$13,801	N/A	$9,470	N/A

Related to our defined benefit pension plans, we expect to recognize amortization from accumulated other comprehensive income into net periodic benefit costs of $0.1 million for the net actuarial loss and $0.1 million for the prior service costs during 2008. The estimated actuarial loss for our non-qualified SERP plan that will be amortized from accumulated other comprehensive income into net period benefit costs during 2008 is $1.4 million. The estimated prior service credit for our SERP plan that will be recognized in net periodic benefit costs in 2008 is $0.1 million.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006
	(In thousands)

Accumulated benefit obligation	$—	$—	$19,117	$14,197
Projected benefit obligation	—	—	26,791	18,092
Fair value of plan assets	—	—	—	—

Assumptions used to determine the defined benefit plans benefit obligations were as follows:

	As of December 31,
	Defined Benefit Plans		SERP
	2007	2006	2007	2006

Discount rate	6.25%	6.00%	6.25%	6.00%
Rate of compensation increases	6.57%	5.00%	6.56%	5.00%

We anticipate contributing $0.9 million to fund current benefit payments for our non-qualified SERP plan in 2008. We have met the minimum funding requirements for our defined benefit pension plans. Accordingly, we do not anticipate making any contributions to these plans in 2008.

Estimated future benefit payments expected to be paid for the next ten years are as follows:

	Defined
	Benefit Plans	SERP
	(In thousands)

2008	$852	$912
2009	900	936
2010	1,087	869
2011	1,116	803
2012	1,395	875
2013 — 2017	11,569	7,448

19.	Segment Information

The Company determines its business segments based upon our management and internal reporting structure. Its reportable segments are strategic businesses that offer different products and services.

Lifestyle Media includes five national television networks and their affiliated Web sites, HGTV, Food Network, Fine Living, DIY and GAC; and the 7.25 percent interest in FOX-BRV Southern Sports Holdings, which comprises the Sports South and Fox Sports Net South regional television networks. The networks also operate internationally through licensing agreements and joint ventures with foreign entities. The Company owns approximately 70 percent of Food Network and approximately 90 percent of Fine Living. Each of the networks is distributed by cable and satellite television systems. Lifestyle Media earns revenue primarily from the sale of advertising time and from affiliate fees from cable and satellite television systems.

Interactive Services includes the online comparison shopping services, Shopzilla and uSwitch. Shopzilla, acquired on June 27, 2005, operates a product comparison shopping service that helps consumers find products offered for sale on the Web by online retailers. Shopzilla aggregates and organizes information on millions of products from thousands of retailers. Shopzilla also operates BizRate, a Web-based consumer feedback network

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

which collects millions of consumer reviews of stores and products each year. The Company acquired uSwitch on March 16, 2006. uSwitch operates an online comparison service that helps consumers compare prices and arrange for the purchase of a range of essential home services including gas, electricity, home phone, broadband providers, auto insurance and personal finance products, primarily in the United Kingdom. The Interactive Services businesses earn revenue primarily from referral fees and commissions paid by participating online retailers and service providers.

The accounting policies of each of the reportable segments are those described in Note 1.

Each of the segments may provide advertising, programming or other services to the other reportable segments. In addition, certain corporate costs and expenses, including information technology, pensions and other employee benefits, and other shared services, are allocated to our business segments. The allocations are generally amounts agreed upon by management, which may differ from amounts that would be incurred if such services were purchased separately by the reportable segment. Corporate assets are primarily cash and cash equivalents, property and equipment primarily used for corporate purposes, and deferred income taxes.

The Company’s chief operating decision maker (as defined by FAS 131, Segment Reporting) evaluates the operating performance of the reportable segments and makes decisions about the allocation of resources to the reportable segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, divested operating units, restructuring activities investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America. Lifestyle Media segment profits include equity in earnings of affiliates.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Information regarding our reportable segments is as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Segment operating revenue:
Lifestyle Media	$1,184,901	$1,052,403	$903,014
Interactive Services	256,364	271,066	99,447

Total operating revenue	$1,441,265	$1,323,469	$1,002,461

Segment profit (loss):
Lifestyle Media	$605,014	$517,572	$414,369
Interactive Services	39,751	67,688	27,980
Corporate	(35,006)	(33,189)	(25,182)

Total segment profit	609,759	552,071	417,167

Depreciation and amortization of intangibles	(86,694)	(70,705)	(37,213)
Write down of uSwitch goodwill and intangible assets	(411,006)	—	—
Interest expense	(36,770)	(54,045)	(36,961)
Gain (loss) on the disposal of property, plant and equipment	(687)	(564)	(43)
Miscellaneous, net	3,951	696	(293)

Income from continuing operations before income taxes and minority interest	$78,553	$427,453	$342,657

Depreciation:
Lifestyle Media	$20,746	$17,472	$14,892
Interactive Services	20,501	11,423	4,392
Corporate	1	125	315

Total depreciation	$41,248	$29,020	$19,599

Amortization of intangible assets:
Lifestyle Media	$3,269	$3,305	$3,268
Interactive Services	42,177	38,380	14,346

Total amortization of intangible assets	$45,446	$41,685	$17,614

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

	For the Years Ended December 31,
	2007	2006
	(In thousands)

Additions to property, plant and equipment:
Lifestyle Media	$35,306	$17,579
Interactive Services	35,564	21,534
Corporate	2,223	1,304

Total additions to property, plant and equipment	$73,093	$40,417

Business acquisitions and other additions to long-lived assets:
Lifestyle Media	$317,566	$286,130
Interactive Services	—	372,157
Corporate	—	4

Total	$317,566	$658,291

Assets:
Lifestyle Media	$1,404,188	$1,279,112
Interactive Services	607,351	1,037,262
Corporate	6,288	7,341

Total assets from continuing operations	2,017,827	2,323,715
Discontinued operations	—	61,237

Total assets	$2,017,827	$2,384,952

No single customer provides more than 10 percent of our revenue. The Company earns international revenues from its Shopzilla and uSwitch businesses. It also earns international revenue from HGTV and Food Network programming in international markets. Approximately 92 percent of our international revenues, which were $65.5 million in 2007, are earned in the United Kingdom markets.

Other additions to long-lived assets include investments, capitalized intangible assets, and capitalized programs and network launch incentives.

20.	Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

Minimum payments on non-cancelable operating leases at December 31, 2007 were: 2008, $15 million; 2009, $15.7 million; 2010, $14.1 million; 2011, $13.4 million; 2012, $13.4 million; and later years, $63.6 million. The Company expects its operating leases will be replaced with leases for similar facilities upon their expiration. Rental expense for cancelable and non-cancelable operating leases was $19 million in 2007, $14.5 million in 2006 and $12.4 million in 2005.

In the ordinary course of business, the Company enters into long-term contracts to obtain satellite transmission rights or to obtain other services. Liabilities for such commitments are recorded when the related services are rendered. Minimum payments on such contractual commitments at December 31, 2007, were: 2008, $33.8 million; 2009, $17.2 million; 2010, $8.3 million; 2011, $5.8 million; 2012, $5.8 million; and later years, $30.9 million. We expect these contracts will be replaced with similar contracts upon their expiration.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

21.	Capital Stock and Compensation Plans

Incentive Plans — The employees and non-employee directors of Scripps Networks Interactive participate in the E. W. Scripps Long-Term Incentive Plan (the “Plan”) which provides for the award of incentive and nonqualified stock options, stock appreciation rights, restricted and unrestricted Class A Common Shares and performance units of E. W. Scripps. The Plan expires in 2014, except for options then outstanding. The share related disclosures herein reflect share data for Scripps Networks Interactive employees, E. W. Scripps corporate employees who will become Scripps Networks Interactive employees in connection with the Separation and E. W. Scripps non-employee directors who will become non-employee directors of Scripps Networks Interactive in connection with the Separation.

Stock Options

Stock options grant the recipient the right to purchase Class A Common Shares of E. W. Scripps at not less than 100 percent of the fair market value on the date the option is granted. Stock options granted to employees generally vest over a three year period, conditioned upon the individual’s continued employment through that period. Vesting of awards is immediately accelerated upon the retirement, death or disability of the employee or upon a change in control of E. W. Scripps. Unvested awards are forfeited if employment is terminated for other reasons. Options granted to employees prior to 2005 generally expire 10 years after grant, while options granted in 2005 and after generally have 8-year terms. Stock options granted to non-employee directors generally vest over a one-year period and have a 10-year term.

The fair values of option grants are estimated on the date of the grant using a lattice-based binomial model. The weighted average assumptions used in the model are as follows:

	For the Years Ended December 31,
	2007	2006	2005

Weighted average of stock options granted	$12.58	$12.75	$11.54
Assumptions used to determine fair value:
Dividend yield	1%	0.9%	0.8%
Risk-free rate of return	4.7%	4.6%	3.8%
Expected life of options (years)	5.35	5.38	5.38
Expected volatility	20.6%	21.3%	22.2%

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Dividend yield considers the historical dividend yield paid and expected dividend yield over the life of the options for E. W. Scripps. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected life is an output of the valuation model, and primarily considers historical exercise patterns. Unexercised options for grants included in the historical period are assumed to be exercised at the mid-point of the current date and the full contractual term. Stock options granted prior to 2005 generally had a ten-year term. Expected volatility is based on a combination of historical share price volatility of E. W. Scripps for a longer period and the implied volatility of exchange-traded options on Scripps Class A Common Shares. The following table summarizes information about stock option transactions:

		Weighted-
		Average	Range of
	Number	Exercise	Exercise
	of Shares	Price	Prices

Outstanding at
January 1, 2005	3,815,624	$37.04	$13 - 54
Granted in 2005	774,700	46.93	46 - 51
Exercised in 2005	(331,966)	24.70	17 - 49
Forfeited in 2005	(81,649)	44.69	32 - 52

Outstanding at
December 31, 2005	4,176,709	39.71	13 - 54

Options exercisable at
December 31, 2005	2,752,901	$36.19	$13 - 54

Outstanding at
December 31, 2005	4,176,709	$39.71	$13 - 54
Granted in 2006	968,592	48.52	42 - 49
Exercised in 2006	(235,831)	34.00	13 - 46
Forfeited in 2006	(58,687)	47.51	32 - 52

Outstanding at
December 31, 2006	4,850,783	41.65	19 - 54

Options exercisable at
December 31, 2006	3,291,589	$38.60	$19 - 54

Outstanding at
December 31, 2006	4,850,783	$41.65	$19 - 54
Granted in 2007	802,500	48.25	41 - 49
Exercised in 2007	(100,934)	32.27	19 - 46
Forfeited in 2007	(76,768)	47.91	32 - 51

Outstanding at
December 31, 2007	5,475,581	$42.70	$20 - 54

Options exercisable at
December 31, 2007	3,906,466	$36.67	$20 - 54

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

The following table presents additional information about exercises of stock options.

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Cash received upon exercise	$3,257	$8,018	$8,198
Intrinsic value (market value on date of exercise less exercise price)	1,447	3,446	8,263

Restricted Stock:

Awards of Scripps Class A Common shares (“restricted stock”) generally require no payment by the employee. Restricted stock awards generally vest over a three-year period, conditioned upon the individual’s continued employment through that period. The vesting of certain awards may also be accelerated if certain performance targets are met. Vesting of awards is immediately accelerated upon retirement, death or disability of the employee or upon a change in control of Scripps Networks Interactive or E. W. Scripps. Unvested awards are forfeited if employment is terminated for other reasons. Awards are non-transferable during the vesting period, but the shares are entitled to all the rights of an outstanding share. There are no post-vesting restrictions on shares granted to employees and non-employee directors.

At the election of the employee, restricted stock awards may be converted to restricted stock units (“RSU”) prior to vesting. RSUs are convertible into an equal number of E. W. Scripps Corporation Class A Common Shares at a specified time or times or upon the occurrence of a specified event, such as upon retirement, at the election of the employee.

Performance share awards represent the right to receive a grant of restricted shares if certain performance measures are met. Each award specifies a target number of shares to be issued and the specific performance criteria that must be met. The number of shares that an employee receives may be less or more than the target number of shares depending on the extent to which the specified performance measures are met or exceeded.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Information related to restricted stock transactions is presented below:

	Number	Weighted	Range of
	of Shares	Average Price	Prices

Unvested shares at
January 1, 2005	396,948	$39.04	$23 - 53
Shares awarded in 2005	6,200	49.60	48 - 50
Shares vested in 2005	(176,125)	36.37	23 - 53
Shares forfeited in 2005	(2,650)	48.69	48 - 49

Unvested shares at
December 31, 2005	224,373	$41.32	$31 - 53
Shares issued for 2005 performance share awards	74,324	46.21	46 - 48
Shares awarded in 2006	50,000	48.98	49
Shares vested in 2006	(168,462)	40.72	31 - 53
Shares forfeited in 2006	(1,300)	47.63	47 - 48

Unvested shares at
December 31, 2006	178,935	$46.15	$39 - 53
Shares issued for 2006 performance share awards	76,869	48.14	45 - 49
Shares awarded in 2007	19,250	43.25	41 - 45
Shares vested in 2007	(118,608)	45.30	40 - 53
Shares forfeited in 2007	(650)	47.27	44 - 48

Unvested shares at
December 31, 2007	155,796	$47.41	$41 - 51

The following table presents additional information about restricted stock vesting:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Fair value of shares vested	$5,373	$6,863	$6,406

Stock Compensation Costs — Stock compensation expense reflects amounts relating to employees of Scripps Networks Interactive and an allocation of cost for E. W. Scripps corporate employees and non-employee directors based on pro-rata revenues.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Notes to the Combined Financial Statements — (Continued)

Amounts recognized in 2007, 2006 and in 2005, and on a pro forma basis for 2005 assuming we had been applying the fair value provisions of FAS 123 for 2005 are as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)

Stock-based compensation:
As reported:
Stock options	$9,368	$8,944	$701
Restricted stock, RSUs and performance shares	4,069	4,401	5,204

Total stock compensation as reported	13,437	13,345	5,905
Additional compensation to adjust intrinsic value to fair value	—	—	10,386

Total fair-value based stock compensation	$13,437	$13,345	$16,291

Fair-value based stock compensation, net of tax:
As reported:	$8,398	$8,341	$3,838
Additional compensation to adjust intrinsic value to fair value	—	—	6,751

Fair-value based stock compensation, net of tax	$8,398	$8,341	$10,589

As of December 31, 2007, $9 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.7 years and $3.8 million of total unrecognized compensation cost related to restricted stock, RSU’s and performance shares is expected to be recognized over a weighted-average period of .9 years.

Scripps Networks and Interactive Media businesses
of The E.W. Scripps Company

Index to Combined Financial Statements Schedules

Valuation and Qualifying Accounts	S-2

S-1

Schedule II

Valuation and Qualifying Accounts
for the Years Ended December 31, 2007, 2006 and 2005

Column A
(in thousands)	Column B	Column C	Column D	Column E	Column F
				Increase
		Additions	Deductions	(Decrease)
	Balance	Charged to	Amounts	Recorded	Balance
	Beginning	Revenues,	Charged	Acquisitions	End of
Classification	of Period	Costs, Expenses	Off-Net	(Divestitures)	Period

Allowance for Doubtful Accounts Receivable
Year Ended December 31:
2007	$10,444	$2,075	$8,574		$3,945
2006	13,887	876	4,319		10,444
2005	15,241	1,823	3,558	$381	13,887

S-2